Form 10-K, Exhibit 13
period 1994-01-30
HOME DEPOT INC
filed 1994-04-22
CIK 354950

Ten Year Selected Financial
and Operating Highlights  (Selected Portions)

The Home Depot, Inc. and Subsidiaries
Amounts in thousands, except where noted

                                5 Year Annual
                                Compound
                                Growth Rate            1993            1992            1991            1990(1)         1989
- --------------------------------------------------------------------------------------------------------------------------------
Statement of Earnings Data
Net sales                       35.8%                 $ 9,238,763     $7,148,436      $5,136,674      $ 3,815,356     $2,758,535
Net sales increase                - %                        29.2           39.2            34.6             38.3           38.0
Earnings before income taxes    42.4                      736,871        575,973         396,120          259,828        182,015
Net earnings                    42.9                      457,401        362,863         249,150          163,428        111,954
Net earnings increase - %          _                         26.1           45.6            52.5             46.0           45.9
Earnings per share ($)          35.6                         1.01            .82             .60              .45            .32
Earnings per share increase - %    _                         23.2           36.7            33.3             40.6           45.5
Weighted avg. number of shares   5.5                      453,037        444,989         415,997          362,505        355,409
Gross margin - % to sales          _                         27.7           27.6            28.1             27.9           27.8
Store selling and
        operating - % to sales     _                         17.6           17.4            18.1             18.2           18.3
Pre-opening - % to sales           _                           .4             .4              .3               .4             .3
General and administrative
        - % to sales               _                          2.0             2.1            2.3              2.4            2.5
Net interest income (expense)
        - % to sales               _                           .3              .4             .3             (.1)            (.1)
Earnings before income taxes
        - % to sales               _                          8.0             8.1            7.7              6.8            6.6
Net earnings - % to sales          _                          5.0             5.1            4.8              4.3            4.1

- --------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data and Financial Ratios
Total assets                    46.4%                  $4,700,889      $3,931,790      $2,510,292      $1,639,503   $  1,117,534
Working capital                 47.4                      993,963         807,028         623,937         300,867        273,851
Merchandise inventories         34.5                    1,293,477         939,824         662,257         509,022        381,452
Net property and equipment      48.1                    2,370,904       1,607,984       1,254,774         878,730        514,440
Long-term debt                  50.9                      841,992         843,672         270,575         530,774        302,901
Stockholders' equity            49.0                    2,814,100       2,304,081       1,691,212         683,402        512,129
Book value per share ($)        40.8                         6.26            5.20            4.01            1.93           1.49
Long-term debt to equity - %       _                         29.9            36.6            16.0            77.7           59.1
Current ratio                      _                       2.02:1          2.07:1          2.17:1          1.73:1         1.94:1
Inventory turnover                 _                         5.9x            6.3x            6.1x            6.0x           5.9x
Return on average equity - %       _                         17.9            18.1            18.5            27.6           25.2

- --------------------------------------------------------------------------------------------------------------------------------
Statement of Cash Flows Data
Depreciation and amortization   43.7%                $     89,839     $    69,536     $     52,283     $    34,358  $     21,107
Capital expenditures            53.7                      900,452         437,278          432,198         400,205       204,972
Cash dividends per share ($)       _                         .113            .083             .055            .037          .024

- --------------------------------------------------------------------------------------------------------------------------------
Customer and Store Data
Number of states                18.1%                          23              19               15              12            12
Number of stores                22.4                          264             214              174             145           118
Square footage at year-end      26.3                       26,383          20,897           16,480          13,278        10,424
Change in square footage - %       _                         26.3            26.8             24.1            27.4          26.9
Average square footage per store   _                          100              98               95              92            88
No. of customer transactions    29.7                      236,101         189,493          146,221         112,464        84,494
Average sale per transaction ($) 4.7                        39.13           37.72            35.13           33.92         32.65
Number of employees             31.2                       50,600          38,900           28,000          21,500        17,500

- --------------------------------------------------------------------------------------------------------------------------------
Other Data
Avg. total company weekly sales 35.8%                 $   177,669     $    137,470     $    98,782      $    71,988   $   53,049
Weighted average weekly sales
        per operating store     10.5                          764              724             633              566          515
Comparable store
        sales increase - % (2)     _                            7               15              11               10           13
Weighted average sales per
        square foot ($) (2)      7.1                          398              387             348              322          303
Advertising expense - % to sales   _                           .5               .5              .7               .9          1.1

- --------------------------------------------------------------------------------------------------------------------------------

(1) Fiscal years 1990 and 1984 consisted of 53 weeks, all other years reported consisted of 52 weeks.

(2) Adjusted to reflect the first 52 weeks of the 53-week fiscal year in 1990.

Management's Discussion and Analysis of Results of Operations and Financial Condition

The Home Depot, Inc. and Subsidiaries

The data below reflect selected sales data, the percentage relationship between sales and major categories in the Consolidated Statements of Earnings and the percentage change in the dollar amounts of each of the items.

                                                                                Percentage
                                                                                Increase (Decrease)
                                                                                of Dollar Amounts
                                                Fiscal Year(1)                  -----------------------
                                        ----------------------------            1993           1992
                                        1993        1992        1991            vs. 1992       vs. 1991
- -------------------------------------------------------------------------------------------------------
Selected Consolidated Statements
of Earnings Data
Net Sales                              100.0%      100.0%      100.0%           29.2%           39.2%
- -------------------------------------------------------------------------------------------------------
Gross Profit                            27.7        27.6        28.1            29.7            36.3
- -------------------------------------------------------------------------------------------------------
Operating Expenses:
        Selling and Store Operating     17.6        17.4        18.1            30.5            34.1
        Pre-Opening                       .4          .4          .3            36.6            52.6
        General and Administrative       2.0         2.1         2.3            25.8            26.7
- -------------------------------------------------------------------------------------------------------
        Total Operating Expenses        20.0        19.9        20.7            30.1            33.6
- -------------------------------------------------------------------------------------------------------
        Operating Income                 7.7         7.7         7.4            28.6            43.9

Interest Income (Expense):
        Interest Income                   .6         1.0          .5            (9.9)          152.2
        Interest Expense                 (.3)        (.6)        (.2)          (25.1)          232.1
- -------------------------------------------------------------------------------------------------------
        Interest, Net                     .3          .4          .3            13.7            83.9
- -------------------------------------------------------------------------------------------------------
        Earnings Before Income Taxes     8.0         8.1         7.7            27.9            45.4

Income Taxes                             3.0         3.0         2.9            31.1            45.0
- -------------------------------------------------------------------------------------------------------
Net Earnings                             5.0%        5.1%        4.8%           26.1%           45.6%
=======================================================================================================

Selected Consolidated Sales Data

Number of Customer Transactions   236,101,000 189,493,000 146,221,000           24.6%           29.6%
Average Amount of Sale
        Per Transaction          $      39.13  $    37.72 $     35.13            3.7             7.4
Weighted Average Weekly Sales
        Per Operating Store      $    764,000  $  724,000 $   633,000            5.5            14.4
Weighted Average Sales
        Per Square Foot          $    398.18   $   386.92 $    348.13            2.9            11.1
=======================================================================================================

(1) Fiscal years 1993, 1992 and 1991 refer to the fiscal years ended January 30, 1994, January 31, 1993 and February 2, 1992, respectively.

Results of Operations
- --------------------------------------------------------------------------
For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere in this annual report.

Fiscal Year Ended January 30, 1994 Compared to January 31, 1993
- --------------------------------------------------------------------------
Sales for fiscal year 1993 increased 29.2% from $7,148,436,000 in fiscal 1992 to $9,238,763,000. This increase was attributable to, among other things, 50 new store openings, six store relocations, a 7% comparable store-for-store sales increase and full year sales from the 40 store openings during fiscal 1992. The percentage increase in comparable store sales would have been 8% after excluding all sales from the ten stores in Southern Florida that were significantly affected by Hurricane Andrew.

Gross profit as a percent of sales was 27.7% for fiscal 1993 compared to 27.6% for fiscal 1992. This higher gross profit percentage resulted primarily from higher vendor volume rebates and changes in merchandise mix, partially offset by lower margins in highly competitive markets.

Operating expenses as a percent of sales increased to 20.0% in fiscal 1993 from 19.9% in fiscal 1992. This increase was attributable to, among other things, higher payroll costs as a percent of sales due to the implementation of new labor standards that put additional hours on the selling floor, partially offset by lower self-funded insurance costs and lower general and administrative expenses as a percent of sales due to cost control measures.

Interest income as a percent of sales decreased to 0.6% in fiscal 1993 compared to 1.0% during fiscal 1992. This decrease was attributable to a reduction of investment principal due to utilization of funds for capital expansion, partially offset by a higher yield on the investment portfolio. Interest expense as a percent of sales decreased to 0.3% in fiscal 1993 from 0.6% in fiscal 1992 due to the call for redemption and conversion to equity of substantially all the Company's 6% Convertible Subordinated Notes in June, 1992 and due to higher capitalized interest.

The Company's combined Federal and state effective income tax rate, before cumulative effect of a change in accounting principle, was 38.2% for fiscal 1993 compared to 37.0% for fiscal 1992. This increase was attributable to the enactment of the Omnibus Budget Reconciliation Act of 1993 and to lower tax-advantaged investments. The Company implemented SFAS 109 "Accounting for Income Taxes" in the first quarter of fiscal 1993. As a result of this change in accounting principle, the combined Federal and state effective income tax rate was 37.9% in 1993.

Net earnings as a percent of sales was 5.0% for fiscal 1993 compared to 5.1% for fiscal 1992, reflecting higher operating expenses, lower net interest income and a higher effective income tax rate, partially offset by higher gross profits, as described above. Earnings per share was $1.01 for fiscal 1993 compared to $.82 for fiscal 1992 on 2% more weighted average shares outstanding in fiscal 1993.

Fiscal Year Ended January 31, 1993 Compared to February 2, 1992
- --------------------------------------------------------------------------
Sales for fiscal year 1992 increased 39.2% from $5,136,674,000 in fiscal 1991 to $7,148,436,000. This increase was attributable to, among other things, 40 new store openings, five store relocations, a 15% comparable store-for-store sales increase and full year sales from the 30 store openings during fiscal 1991.
The percentage increase in comparable store sales would have been 14% after excluding all sales from the eight stores in Southern
Florida that were significantly affected by Hurricane Andrew.

Gross profit as a percent of sales was 27.6% for fiscal 1992 compared to 28.1% for fiscal 1991. This lower gross profit percentage resulted primarily from more aggressive pricing and a higher penetration of sales from lower margin categories such as lumber and building materials.

Operating expenses as a percent of sales decreased to 19.9% in fiscal 1992 from 20.7% in fiscal 1991. This decrease was attributable to, among other things, lower net advertising expenses, lower occupancy costs, lower payroll costs and lower general and administrative expenses as a percent of sales, due to economies of scale from increased volumes and cost control measures. These reductions as a percent of sales were partially offset by higher pre-opening expenses during fiscal 1992 associated with 40 store openings and five relocations compared to 30 store openings and four relocations during fiscal 1991.

Interest income as a percent of sales increased to 1.0% in fiscal 1992 compared to 0.5% during fiscal 1991. This increase was attributable to investing proceeds from the $805,000,000, 4-1/2% Convertible Subordinated Notes due 1997 (4-1/2% Convertible Notes) issued on February 3, 1992. Interest expense as a percent of sales increased to 0.6% in fiscal 1992 from 0.2% in fiscal 1991 due to the issue of the 4-1/2% Convertible Notes, partially offset by the call for redemption and conversion to equity of substantially all the Company's 6% Convertible Subordinated Notes in June, 1992.

The Company's combined Federal and state effective income tax rate was 37.0% for fiscal 1992 compared to 37.1% for fiscal 1991. This decrease was attributable to an increase in income from tax-advantaged investments.

Net earnings as a percent of sales was 5.1% for fiscal 1992 compared to 4.8% for fiscal 1991, reflecting lower operating expenses, higher net interest income and a lower effective income tax rate, partially offset by lower gross profits, as described above. Earnings per share was $.82 for fiscal 1992 compared to $.60 for fiscal 1991 on 7% more weighted average shares outstanding in fiscal 1992.

Liquidity and Capital Resources
- --------------------------------------------------------------------------
Cash flow generated from store operations provides the Company with a significant source of liquidity. Additionally, a significant portion of the Company's inventory is financed under vendor credit terms.

The Company plans to open approximately 70 new stores and relocate nine existing stores during fiscal 1994. Of these 79 locations, it is anticipated that approximately 80% will be owned and the balance will be leased.
The Company also plans to open approximately 93 stores, including relocations, in fiscal 1995. Although some of these locations will be leased directly, it is expected that many may be obtained during fiscal
1994 through the purchase of pre-existing leasehold interests, the acquisition of land parcels and the construction or purchase of buildings. While the cost of new stores to be constructed and owned by the Company varies widely, principally due to land costs, new store costs are currently estimated to average approximately $12,800,000 per location, including land, building and fixtures. In addition, the Company may purchase leasehold interests at varying amounts depending on the value of such properties. The cost to remodel and fixture stores to be leased is expected to average approximately $4,000,000 per store. Each new store will require approximately $2,900,000 to finance inventories, net of vendor financing.

In addition, the Company paid approximately $163,000,000 on February 28, 1994 in conjunction with the acquisition of a 75% interest in Aikenhead's Home Improvement Warehouse in Canada. After six years, the Company has the option to purchase, or the other partner has the right to cause the Company to purchase, the remaining 25% of the Canadian company. At the time of acquisition, Aikenhead's was operating seven stores and the Company anticipates having 12 stores in Canada by the end of fiscal 1994. These Canadian stores have been included in the planned store totals discussed above.

As of January 30, 1994, the Company had $430,973,000 in cash and cash equivalents and short-term investments as well as $281,623,000 in long-term investments. Management believes that its current cash position, the proceeds from short-term and long-term investments, internally generated funds, and/or the ability to obtain alternate sources of financing should enable the Company to complete its capital expenditure programs, including store expansion and renovation, through the next several fiscal years.

Impact of Inflation and Changing Prices
- --------------------------------------------------------------------------
Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on sales or results of operations.

Consolidated Statements of Earnings

The Home Depot, Inc. and Subsidiaries

Amounts in thousands, except per share data

                                                    Fiscal Year Ended
                                       January 30,    January 31,    February 2,
                                              1994           1993           1992

Net Sales                               $9,238,763     $7,148,436     $5,136,674
Cost of Merchandise Sold                 6,685,384      5,179,368      3,692,337
- ------------------------------------------------------------------------------------
        Gross Profit                     2,553,379      1,969,068      1,444,337
- ------------------------------------------------------------------------------------
Operating Expenses:
        Selling and Store Operating      1,624,920      1,245,608        928,928
        Pre-Opening                         36,816         26,959         17,668
        General and Administrative         184,954        147,080        116,063
- ------------------------------------------------------------------------------------
        Total Operating Expenses         1,846,690      1,419,647      1,062,659
- ------------------------------------------------------------------------------------
        Operating Income                   706,689        549,421        381,678
- ------------------------------------------------------------------------------------
Interest Income (Expense):
        Interest Income                     60,896         67,562         26,790
        Interest Expense (note 2)          (30,714)       (41,010)       (12,348)
- ------------------------------------------------------------------------------------
        Interest, Net                       30,182          26,552        14,442
- ------------------------------------------------------------------------------------
        Earnings Before Income Taxes       736,871         575,973       396,120
Income Taxes (note 3)                      279,470         213,110       146,970
- ------------------------------------------------------------------------------------
        Net Earnings                    $  457,401      $  362,863    $  249,150
====================================================================================
Earnings Per Common and
        Common Equivalent Share         $     1.01      $      .82  $        .60
====================================================================================
Weighted Average Number of Common and
        Common Equivalent Shares (note 4)  453,037         444,989       415,997
====================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

The Home Depot, Inc. and Subsidiaries
Amounts in thousands, except share data


                                                 January 30,     January 31,
                                                        1994            1993
- ----------------------------------------------------------------------------
Assets
Current Assets:
        Cash and Cash Equivalents               $     99,997    $    121,744
        Short-Term Investments, including
                current maturities of
                long-term investments (note 7)       330,976         292,451
        Accounts Receivable, Net                     198,431         177,502
        Merchandise Inventories                    1,293,477         939,824
        Other Current Assets                          43,720          30,452
- ----------------------------------------------------------------------------
                Total Current Assets               1,966,601       1,561,973
- ----------------------------------------------------------------------------

Property and Equipment, at cost:
        Land                                         814,440         502,022
        Buildings                                    891,755         619,909
        Furniture, Fixtures and Equipment            451,789         344,139
        Leasehold Improvements                       224,933         212,196
        Construction in Progress                     194,482         101,064
        Capital Leases (note 5)                       41,029          12,446
- ----------------------------------------------------------------------------
                                                   2,618,428       1,791,776
        Less Accumulated Depreciation
                and Amortization                     247,524         183,792
- ----------------------------------------------------------------------------
                Net Property and Equipment         2,370,904       1,607,984

Long-Term Investments (note 7)                       281,623         694,276
Cost in Excess of the Fair Value of Net
Assets Acquired, net of accumulated
amortization of $5,788 at January 30, 1994 and
$5,155 at  January 31, 1993                           19,503          20,136

Other                                                 62,258          47,421
- ----------------------------------------------------------------------------
                                                  $4,700,889      $3,931,790
============================================================================

See accompanying notes to consolidated financial statements.

============================================================================
============================================================================

                                                 January 30,     January 31,
                                                        1994            1993

Liabilities and Stockholders' Equity
Current Liabilities:
     Accounts Payable                           $     521,246    $   420,318
     Accrued Salaries and
        Related Expenses (note 8)                     167,489        127,133
     Sales Taxes Payable                               57,590         46,320
     Other Accrued Expenses (note 5)                  184,462        135,478
     Income Taxes Payable                              40,303         23,868
     Current Installments of Long-Term Debt (note 2)    1,548          1,828
- ----------------------------------------------------------------------------
        Total Current Liabilities                     972,638        754,945
- ----------------------------------------------------------------------------
Long-Term Debt, excluding current
        installments (notes 2 and 6)                  841,992        843,672
- ----------------------------------------------------------------------------
Other Long-Term Liabilities (note 5)                   44,332         12,968
- ----------------------------------------------------------------------------
Deferred Income Taxes (note 3)                         27,827         16,124
- ----------------------------------------------------------------------------
Stockholders' Equity (notes 2 and 4):
        Common Stock, par value $.05.
          Authorized: 1,000,000,000 shares;
          issued and outstanding 449,364,000
          shares at January 30, 1994 and
          443,585,000 shares at January 31, 1993       22,468         22,179
        Paid-in Capital                             1,436,029      1,339,821
        Retained Earnings                           1,400,575        993,517
        Cumulative Translation Adjustments              (121)              _
- ----------------------------------------------------------------------------
                                                    2,858,951      2,355,517
- ----------------------------------------------------------------------------
        Less Notes Receivable From ESOP (note 6)       44,851         51,436
- ----------------------------------------------------------------------------
           Total Stockholders' Equity               2,814,100      2,304,081
- ----------------------------------------------------------------------------
Commitments and Contingencies (notes 5, 8 and 10)
- ----------------------------------------------------------------------------
                                                   $4,700,889     $3,931,790
============================================================================

Consolidated Statements of Stockholders' Equity

The Home Depot, Inc. and Subsidiaries

Fiscal years ended January 30, 1994, January 31, 1993 and February 2, 1992

Amounts in thousands, except per share data

                                  Common Stock                                   Cumulative      Notes         Total
                                -----------------      Paid-in     Retained     Translation     Receivable    Stockholders'
                                Shares     Amount      Capital     Earnings     Adjustments     from ESOP     Equity
- -----------------------------------------------------------------------------------------------------------------------------------

Balance, February 3, 1991       354,197 $  17,710      $  252,494   $  439,770   $        -     $   (26,572)  $  683,402

Conversion of 6-3/4% Convertible
  Subordinated Debentures, Net   35,627      1,781        253,769            _            _               _      255,550
Sale of Common Stock in a Public
  Stock Offering,
  Net of Expenses of Sale        25,876      1,294        467,495            _            _               _      468,789
Shares Sold Under Employee
  Stock Purchase and Option Plans,
  Net of Retirements (note 4)     6,511        325         33,500            _            _               _       33,825
Tax Effect of Sale of Option
  Shares by Employees                 _          _         14,575            _            _               _       14,575
Repayments of Notes Receivable
        from ESOP (note 6)            _          _              _            _            _           8,159        8,159
Conversion of 6% Convertible
  Subordinated Notes, Net            13          1            210            _            _               _          211
Net Earnings                          _          _              _      249,150            _               _      249,150
Cash Dividends ($.05 per share)       _          _              _      (22,449)           _               _      (22,449)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, February 2, 1992       422,224   $ 21,111    $ 1,022,043   $  666,471            _      $  (18,413)  $1,691,212
- ------------------------------------------------------------------------------------------------------------------------------------
Shares Sold Under Employee Stock
  Purchase and Option Plans,
  Net of Retirements (note 4)     7,053        353         57,971            _            _               _       58,324
Tax Effect of Sale of Option
Shares by Employees                   _          _         32,451            _            _               _       32,451
Additional Notes Receivable
  from ESOP, Net of Repayments
  of $8,419 (note 6)                  _          _              _            _            _         (33,023)     (33,023)
Conversion of 6% Convertible
Subordinated Notes, Net          14,308        715        227,346            _            _               _      228,061
Conversion of 4-1/2% Convertible
  Subordinated Notes, Net (note 2)    _          _             10            _            _               _           10
Net Earnings                          _          _              _      362,863            _               _      362,863
Cash Dividends ($.08 per share)       _          _              _      (35,817)           _               _      (35,817)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1993       443,585    $22,179     $1,339,821   $  993,517            _      $  (51,436)   $2,304,081
- -----------------------------------------------------------------------------------------------------------------------------------
Shares Sold Under Employee Stock
  Purchase and Option Plans,
  Net of Retirements (note 4)     5,779        289         76,500            _            _                _       76,789
Tax Effect of Sale of Option
  Shares by Employees                 _          _         19,708            _            _                _       19,708
Cumulative Translation Adjustments    _          _              _            _         (121)               _         (121)
Repayments of Notes Receivable
  from ESOP (note 6)                  _          _              _            _            _            6,585        6,585
Net Earnings                          _          _              _      457,401            _                _      457,401
Cash Dividends ($.11 per share)       _          _              _      (50,343)           _                _      (50,343)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, January 30, 1994       449,364    $22,468     $1,436,029   $1,400,575        $(121)        $(44,851)  $2,814,100
===================================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

The Home Depot, Inc. and Subsidiaries

Amounts in thousands
                                                  Fiscal Year Ended
                                        --------------------------------------
                                      January 30,    January 31,   February 2,
                                             1994           1993          1992
Cash Provided From Operations:
  Net Earnings                         $  457,401     $  362,863    $  249,150
  Reconciliation of Net Earnings to
    Net Cash Provided by Operations:
        Depreciation and Amortization     89,839          69,536        52,283
        Deferred Income Tax Expense
          (Benefit)                       12,578           5,465        (2,082)
        Increase in Receivables, Net     (36,658)        (68,593)      (30,147)
        Increase in Merchandise
          Inventories                   (353,653)       (277,567)     (153,235)
        Increase in Accounts Payable
          and Accrued Expenses           200,977         219,046       108,180
        Increase in Income Taxes Payable  36,143          34,031        28,063
        Other                            (10,120)         (6,639)       14,405
- ------------------------------------------------------------------------------
                Total                    (60,894)        (24,721)       17,467
- ------------------------------------------------------------------------------
        Net Cash Provided by Operations  396,507         338,142       266,617
- ------------------------------------------------------------------------------

Cash Flows From Investing Activities:
  Capital Expenditures,
    Net of $36,294, $4,765 and $538 of
    non-cash capital expenditures in
    1993, 1992 and 1991, respectively   (864,158)       (432,513)     (431,660)
  Proceeds from Sale of Property
    and Equipment                         35,070           5,046           831
  Sale (Purchase) of Short-Term
    Investments, Net                      14,903         (62,008)     (132,124)
  Purchase of Long-Term Investments     (840,361)     (2,029,214)      (85,844)
  Proceeds from Maturities of Long-
    Term Investments                     269,988         212,786         6,451
  Proceeds from Sale of
    Long-Term Investments                929,598       1,132,627             _
  Advances Secured by Real Estate, Net     5,681         (54,022)            -
- ------------------------------------------------------------------------------
        Net Cash Used in Investing
        Activities                      (449,279)     (1,227,298)     (642,346)
- ------------------------------------------------------------------------------
Cash Flows From Financing Activities:
  Proceeds from Long-Term Borrowings           _         805,000         5,200
  Cash Loaned to ESOP                          _         (41,442)            _
  Repayments of Notes
    Receivable from ESOP                   6,585           8,419         8,159
  Principal Repayments of Long-Term Debt  (2,006)         (2,133)       (7,141)
  Proceeds from Sale of Common Stock, Net 76,789          58,324       502,614
  Cash Dividends Paid to Stockholders    (50,343)        (35,817)      (22,449)
- ------------------------------------------------------------------------------
        Net Cash Provided by
          Financing Activities            31,025         792,351       486,383
 -----------------------------------------------------------------------------
(Decrease) Increase in Cash and
  Cash Equivalents                       (21,747)        (96,805)      110,654
Cash and Cash Equivalents at
  Beginning of Year                      121,744         218,549       107,895
- ------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year $99,997      $  121,744     $ 218,549
==============================================================================

Supplemental Disclosure of Cash Payments Made For:
        Interest (net of interest
        capitalized)                  $   28,778      $   26,182     $  16,366
        Income Taxes                  $  228,968      $  169,617       119,901
- ------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

The Home Depot, Inc. and Subsidiaries

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year
- ----------------------------------------------------------------------------
The Company's fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31. Fiscal years 1993, 1992 and
1991, which ended January 30, 1994, January 31, 1993 and February
2, 1992, respectively, consisted of 52 weeks.

Basis of Presentation
- ----------------------------------------------------------------------------
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Cash Equivalents
- ----------------------------------------------------------------------------
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.
The Company's cash and cash equivalents are primarily cash equivalents carried at cost, which approximate market value, and consist of preferred stocks, commercial paper, money market funds, promissory notes and U.S. government agency securities.

Investments
- ----------------------------------------------------------------------------
The Company's short-term investments, consisting primarily of debt securities, are valued at amortized cost which approximates market. Certain long-term investments have been designated as being held available for sale, and are recorded at the lower of amortized cost or market. The Company has the intent and ability to hold its remaining long-term investments until maturity.
Accordingly, these long-term investments are valued at amortized cost. However, the Company's intent to hold long-term investments until maturity is based upon an evaluation of anticipated future events. Should the actual events differ substantially from the Company's forecast, the intent to hold long-term investments until maturity may change. The cost of investments sold is determined on the specific identification method.

Merchandise Inventories
- ----------------------------------------------------------------------------
Inventories are stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method.

Income Taxes
- ----------------------------------------------------------------------------
The Company provides for Federal and state income taxes currently payable as well as for those deferred because of timing differences between reporting income and expenses for financial statement purposes and income and expenses for tax purposes.
Targeted jobs tax credits are recorded as a reduction of income taxes in the year realized.

Effective February 1, 1993, the
Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes" and reported the cumulative effect of that change in the method of accounting for income taxes in the consolidated statement of earnings for the first fiscal quarter of 1993, which ended May 2, 1993. SFAS 109 requires an asset and liability approach in accounting for income taxes and, therefore, required a change from the deferred method the Company previously used. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

Pursuant to the deferred method under
Accounting Principles Board Opinion 11, which was applied in 1992 and prior years, deferred income taxes that were reported in different years for financial reporting purposes and income tax purposes were recognized for income and expense items using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes were not adjusted for subsequent changes in the tax rate.

Depreciation and Amortization
- ----------------------------------------------------------------------------
The Company's buildings, furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter. The
Company's property and equipment is depreciated using the following estimated useful lives:

                                                               LIfe
- ----------------------------------------------------------------------------
Buildings                                                       20-45 years
Furniture, fixtures and equipment                                5-20 years
Leasehold improvements                                           8-30 years
- ----------------------------------------------------------------------------
The cost in excess of the fair value of net assets acquired is being amortized on a straight-line basis over 40 years. The cost of purchased software and associated consulting fees is amortized on a straight-line basis over periods ranging from three to five years.

Store Pre-Opening Costs
- ----------------------------------------------------------------------------
Non-capital expenditures associated with opening new stores are charged to expense as incurred.

Store Closing Costs
- ----------------------------------------------------------------------------
When a store is relocated or closed, estimated unrecoverable costs are charged to expense. Such costs include the estimated loss on sale of land and building, the book value of abandoned fixtures, equipment, leasehold improvements and a provision for the present value of future lease obligations, less estimated sub-rental income.

Earnings Per Common and Common Equivalent Share
- ----------------------------------------------------------------------------
Earnings per common and common equivalent share are based on the weighted average number of shares and equivalent shares outstanding. Common equivalent shares used in the calculation of earnings per share represent options to purchase shares granted under the Company's employee stock option and stock purchase plans.

The Company's 4-1/2% Convertible Subordinated Notes due
1997, issued in 1992, are common stock equivalents. The Company's 6% Convertible Subordinated Notes, issued in 1990, were common stock equivalents prior to their conversion to equity in 1992. Because shares issuable upon conversion of either of these debt issues were not dilutive in 1991 and 1992, they are not included in the earnings per share computations for such years. In 1993, shares issuable upon conversion of the 4-1/2% Convertible Subordinated Notes were dilutive, but had no impact on earnings per share.

Employee Stock Ownership Plan
- ----------------------------------------------------------------------------
For all shares purchased by the Employee Stock Ownership Plan
(ESOP) prior to December 15, 1993, the Company's contributions to the ESOP are determined based on the ESOP's cost of the shares released to the employees. For shares purchased after December
15, 1993, the Company's contributions to the ESOP will be based on the fair value of the shares released to the employees as of the release date.

Foreign Currency Translation
- ----------------------------------------------------------------------------
The local currency has been used as the functional currency in Canada. The assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rate of exchange existing at year-end and revenues and expenses are translated at the average monthly exchange rates. The translation gains and losses are included as a separate component of stockholders' equity. Transaction gains and losses included in results of operations are not material.

Recent Accounting Pronouncements
- ----------------------------------------------------------------------------
In May 1993, Statement of Financial Accounting Standards No. 115,
"Accounting for Certain Investments in Debt and Equity
Securities" (SFAS 115), was issued. This standard addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Under SFAS 115, the Company is required to classify its debt and marketable equity securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held to maturity securities are securities that the Company has the ability and intent to hold until maturity. All other securities not included in trading or held to maturity are classified as available for sale.

Trading securities are recorded at fair value with unrealized gains and losses included in earnings. Held to maturity securities are recorded at amortized cost, adjusted for amortization or accretion of premiums or discounts. Unrealized gains and losses on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized. The Company plans to adopt SFAS 115 in fiscal year 1994. SFAS 115 will not have a significant impact on the Company's results of operations.

Reclassifications
- ----------------------------------------------------------------------------
Certain balances in prior fiscal years have been reclassified to conform with the presentation adopted in the current fiscal year.

NOTE 2. LONG-TERM DEBT

The Company's long-term debt consists of the following (in thousands):

                                              January 30,    January 31,
                                                     1994           1993

4-1/2% Convertible Subordinated Notes, due
        February 15, 1997, convertible
        into shares of common stock of the
        Company at a conversion price of
        $38.75 per share. The Notes are
        redeemable by the Company at a premium,
        plus accrued interest, beginning
        March 3, 1995.                          $804,990        $804,990

7.95% Unsecured Note, payable on September 1,
        1995, incurred in connection
        with the establishment of a
        leveraged Employee Stock Ownership
        Plan and Trust (see Note 6);
        interest is payable semi-annually.        20,000           20,000

Variable Rate Industrial Revenue Bonds,
        secured by letters of credit or land,
        interest rates averaging 2.9% during
        fiscal 1993, payable in varying
        installments through 1999 and
        $5,200 payable on September 1, 2011.      10,500           11,133

Installment Notes Payable of $10,092 and
        $12,102 in 1993 and 1992, respectively,
        interest imputed at rates between
        9.5% and 11.5%, payable in varying
        installments through 2000.                 7,592            8,862

Other                                                458              515
- ----------------------------------------------------------------------------
        Total long-term debt                     843,540          845,500
        Less current installments                  1,548            1,828
- ----------------------------------------------------------------------------
        Long-term debt,
                excluding current installments  $841,992         $843,672
============================================================================

Maturities of long-term debt are $1,548,000 for fiscal 1994, $21,854,000 for fiscal 1995, $1,240,000 for fiscal 1996,
$806,129,000 for fiscal 1997 and $3,902,000 for fiscal 1998.

On February 3, 1992, the Company issued, through a public offering, $805,000,000 of its 4-1/2% Convertible Subordinated Notes at par, maturing February 15, 1997. The Notes are convertible into shares of common stock at any time prior to maturity, unless previously redeemed, at a conversion price of $38.75 per share, subject to adjustment under certain conditions. The Notes may be redeemed in whole or in part during the period beginning March 3, 1995 and ending on February 14, 1996 at 101.125% of their principal amount and thereafter at 100% of their principal amount. The Notes are not subject to sinking fund provisions.

The 7.95% Unsecured Note related to the ESOP requires, among other things, that debt shall not exceed 66-2/3% of consolidated assets net of goodwill and current liabilities. The Company was in compliance with all restrictive covenants as of January 30, 1994. The restrictive covenants related to letter of credit agreements securing the industrial revenue bonds are no more restrictive than those referenced or described above.

Interest expense in the accompanying consolidated statements of earnings is net of interest capitalized of $13,912,000 in fiscal
1993, $7,549,000 in fiscal 1992 and $11,676,000 in fiscal 1991.

Based on discounted cash flows of future payment streams, assuming rates equivalent to the average yield on investment securities that would be sold to retire existing debt, the fair value of the 7.95% unsecured ESOP Note, the Variable Rate Industrial Revenue Bonds, the Installment Notes and other notes payable as of January 30, 1994 is $40,604,000. The fair value of the 4-1/2% Convertible Notes as of January 30, 1994, based on the quoted market price on the last business day of the year, is $933,788,000.

NOTE 3. INCOME TAXES

As discussed in Note 1, the Company adopted SFAS 109 as of February 1, 1993. The cumulative effect of this change in accounting for income taxes, which resulted in a tax benefit of $2,130,000, was determined as of February 1, 1993 and has been reflected in the consolidated statement of earnings for the fiscal year ended January 30, 1994. Prior years' financial statements have not been restated to apply the provisions of SFAS 109.

Income tax expense for the fiscal year ended January 30, 1994 is comprised of the following (in thousands):

        Income tax expense from operations                            $281,600
        Cumulative effect of a change in accounting principle           (2,130)
- ------------------------------------------------------------------------------
        Total                                                         $279,470
==============================================================================

The provision for income taxes from operations consists of the following (in thousands):

                                                Fiscal Year Ended
                                        --------------------------------------------
                                        January 30,     January 31,     February 2,
                                               1994            1993            1992
- ------------------------------------------------------------------------------------
Current:
        Federal                         $236,888        $181,727        $  133,139
        State                             32,134          25,918            15,913
- ------------------------------------------------------------------------------------
                                         269,022         207,645           149,052
- -------------------------------------------------------------------------------------
Deferred:
        Federal                           10,212           4,413            (1,676)
        State                              2,366           1,052              (406)
- ------------------------------------------------------------------------------------
                                          12,578           5,465            (2,082)
- ------------------------------------------------------------------------------------
                Total                   $281,600        $ 213,110         $146,970

The significant components of deferred income tax expense from operations for the fiscal year ended January 30, 1994 are as follows (in thousands):


Deferred tax expense, exclusive of other
        components listed below                                            $12,399
Adjustments to deferred tax assets and liabilities for
        enacted changes in tax rates and laws                                  307
Other                                                                         (128)
- ------------------------------------------------------------------------------------
        Total                                                              $12,578
====================================================================================

In August 1993, the Omnibus Budget Reconciliation Act of 1993 was enacted into law. Accordingly, the effect of the increase in the corporate Federal tax rate from 34% to 35% was recorded in the Company's fiscal third quarter results by cumulative adjustment for the first half of the fiscal year. Including the effect of the Federal tax rate increase, the Company's combined state and Federal effective tax rate from operations, net of offsets generated by targeted jobs tax credits, is approximately 38.2% for fiscal year 1993. The effective tax rates for fiscal years 1992 and 1991 were 37.0% and 37.1%, respectively. A reconciliation of income tax expense from operations at the Federal statutory rate to actual tax expense from operations for the applicable fiscal years follows (in thousands):

                                                Fiscal Year Ended
                                        --------------------------------------------
                                        January 30,     January 31,     February 2,
                                               1994            1993            1992
- ------------------------------------------------------------------------------------
Income taxes at Federal statutory rate  $ 257,905      $195,831         $ 134,681
State income taxes, net of Federal
        income tax benefit                 22,425        17,800            10,235
Other, net                                  1,270          (521)            2,054
- ------------------------------------------------------------------------------------
Total                                   $281,600        $213,110        $146,970
====================================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 30, 1994 are as follows (in thousands):

Deferred Tax Assets:
- ------------------------------------------------------------------------------------
        Accrued self-insurance liabilities                              $   26,813
        Other accrued liabilities                                           16,300
- ------------------------------------------------------------------------------------
                Net deferred tax assets                                 $    43,113
- ------------------------------------------------------------------------------------
Deferred Tax Liabilities:
        Accelerated depreciation                                        $   (62,835)
        Other                                                                (8,105)
- ------------------------------------------------------------------------------------
                Total gross deferred liabilities                        $   (70,940)
                Net deferred tax liability                              $   (27,827)
====================================================================================

No valuation allowance was recorded against the deferred tax assets at February 1, 1993 or January 30, 1994. The Company's management believes the existing net deductible temporary differences comprising the total gross deferred tax assets will reverse during periods in which the Company generates net taxable income.

Deferred income taxes result from differences in the
timing of reporting income and expenses for financial statement and income tax purposes. The sources of these differences and the tax effect of each are as follows  (in thousands):
                                                            Fiscal Year Ended
                                                        --------------------------
                                                        January 31,    February 2,
                                                               1993           1992
- ------------------------------------------------------------------------------------
Accelerated depreciation                                $12,245         $ 7,708
Accrued self-insurance liabilities                       (9,132)         (5,463)
Other accrued liabilities                                  (574)         (5,316)
Other, net                                                2,926             989
- ------------------------------------------------------------------------------------
        Total                                           $ 5,465         $(2,082)
====================================================================================

NOTE 4. EMPLOYEE STOCK PLANS

The Company has stock option plans that provide for the granting of incentive and non-qualified options to purchase the Company's common stock to selected key employees, officers and directors.

Under the Employee Incentive Stock Option Plan of 1981, options for 43,408,150 shares, net of cancellations (of which 38,861,116 have been exercised), have been granted at $.16 to $18.83 per share as of January 30, 1994. Such options may be exercised at the rate of 25% per year commencing with the first anniversary date of the grant and expire after five years. The Plan expired on June 1, 1991 and the shares available for grant were carried over to the 1991 Omnibus Stock Option Plan.

Under the Non-Qualified Stock Option Plan of 1984, options for 679,124 shares, net of cancellations (of which 529,232 have been exercised), have been granted at $1.53 to $9.86 per share as of January 30, 1994. Such options may be exercised at varying rates commencing on the first anniversary date of the grant and expire on the tenth anniversary date of the grant. The Plan expired on June 1, 1991 and the shares available for grant were carried over to the 1991 Omnibus Stock Option Plan.

The provisions of the 1991 Omnibus Stock Option Plan, which became effective June 1, 1991, authorize a maximum number of shares available for grant equal to the cumulative number of shares available the previous year plus 1% of the number of shares of common stock issued and outstanding at the beginning of each fiscal year the plan is in effect. Under the 1991 Omnibus Stock Option Plan, options for 5,130,259 shares, net of cancellations (of which 179,749 have been exercised), have been granted at $24.50 to $48.94 per share. As of January 30, 1994, the maximum shares available under this plan for future grants were 27,589,560.

The following summarizes shares outstanding under the plans at January 30, 1994, January 31, 1993 and February 2, 1992 and changes during the fiscal years then ended (in thousands of shares):

                                             Fiscal Year Ended
                                --------------------------------------------
                                January 30,     January 31,     February 2,
                                       1994            1993            1992
- ----------------------------------------------------------------------------
Number of option shares
     At beginning of year
          Outstanding                12,455          14,750          16,640
          Exercisable                 4,528           4,576           3,936
     During the year
          Issued                      1,831           3,549           3,042
          Cancelled                     332             415             506
          Became exercisable          2,536           5,381           5,066
          Exercised                   4,307           5,429           4,426
     At end of year
          Outstanding                 9,647          12,455          14,750
          Exercisable                 2,757           4,528           4,576
     Average price per share
          Outstanding at the
            end of year              $23.50           $14.89           $7.33
          Exercised during the year  $ 7.42           $ 4.99           $3.77

In addition, the Company had 3,795,923 shares available for future grants under the Employee Stock Purchase Plan at January 30, 1994. This plan enables the Company to grant substantially all full-time employees options to purchase up to 17,137,500 shares of common stock, of which 13,341,577 shares have been exercised from inception of the plan, at a price equal to 85% of the stock's fair market value at the date of grant. Shares purchased may not exceed the lesser of 20% of the employee's annual compensation, as defined, or $25,000 of common stock at its fair market value (determined at the time such option is granted) for any one calendar year. Employees pay for the shares ratably over a period of one year (the purchase period) through payroll deductions, and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an employee elects not to exercise such options, the full amount withheld is refundable. During fiscal 1993, options for 1,525,074 shares were exercised at an average price of $30.96 per share. At January 30, 1994, 889,464 options were outstanding, net of cancellations, at an average price of $35.14 per share.

NOTE 5. LEASES

The Company leases certain retail locations, office space, warehouse and distribution space, equipment and vehicles. While the majority of the leases are operating leases, certain retail locations are capital leases. As leases expire, it can be expected that in the normal course of business, leases will be renewed or replaced. Total rent expense, net of minor sublease income, for the fiscal years ended January 30, 1994, January 31, 1993 and February 2, 1992 amounted to $137,252,000, $110,577,000 and $87,750,000, respectively. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company under the building leases. Certain of the store leases provide for contingent rentals based on percentages of sales in excess of specified minimums. Contingent rentals for fiscal years ended January 30, 1994, January 31, 1993 and February 2, 1992 were approximately $8,370,000, $6,855,000 and $4,381,000, respectively.

The approximate future minimum lease payments under capital and operating leases at January 30, 1994 are as follows (in thousands):

                                Capital         Operating
Fiscal year                     leases          leases
1994                            $  9,064        $   147,557
1995                               9,064            156,645
1996                               9,064            149,081
1997                               9,064            139,969
1998                               9,072            130,919
Thereafter                       137,325          1,498,308
- ---------------------------------------------------------------------
                                 182,653         $2,222,479
                                                 ====================
Less: Imputed interest          (141,822)
- -----------------------------------------
Net present value of
  capital lease obligations       40,831
Less: Current installments          (561)
- -----------------------------------------
Long-term, excluding
  current installments          $ 40,270
=========================================

On the Consolidated Balance Sheet the short-term and long-term obligations for capital leases are included in Other Accrued Expenses and Other Long-Term Liabilities, respectively. The assets recorded at January 30, 1994 and January 31, 1993, net of amortization, in Net Property and Equipment amounted to $40,608,000 and $12,446,000, respectively.

NOTE 6. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

During fiscal 1988, the Company established a leveraged Employee Stock Ownership Plan and Trust (ESOP) covering substantially all full-time employees. At January 30, 1994, the ESOP held a total of 7,911,264 shares of the Company's common stock in trust for plan participants. The ESOP purchased the shares in the open market with the proceeds of loans obtained from the Company during fiscal 1992, 1990 and 1989 totaling $81,442,000. Of that amount, the Company borrowed $20,000,000 during 1988 in a private placement (see note 2), which in turn was loaned to the ESOP for the purpose of purchasing the shares. The additional $61,442,000 loaned to the ESOP was funded by cash from operations of the Company. The private placement loan and remaining $61,442,000 of Company loans to the ESOP have similar terms. Maturities are $40,000,000 in August, 1995 and $41,442,000 in August, 2001.

The Company's Board of Directors authorized loans to the ESOP up to $90,000,000. The Company may advance funds to the ESOP so that the ESOP may purchase up to an additional $8,558,000 of the Company's stock in the open market at prices the ESOP deems desirable.

The Company's common stock purchased by the ESOP is held in a "suspense account" as collateral for amounts loaned by the Company. Each year the Company makes contributions to the ESOP which the plan trustee is required to use to make loan interest and principal payments to the Company. When the Company commits to make contributions to the ESOP, a portion of the common stock is released from the "suspense account" and allocated to participating employees. Any dividends on unallocated shares are used to service the ESOP's debt, to pay expenses of the ESOP, to purchase additional shares of the Company or to purchase other investments. The unpaid portion of the ESOP's obligation to the Company is recorded as a reduction of stockholders' equity. The Company's contributions to the ESOP were $6,000,000, $8,200,000 and $8,000,000 for the fiscal years 1993, 1992 and 1991, respectively.

NOTE 7. INVESTMENTS

The Company's investments, including aggregate estimated market values by balance sheet classification consisted of the following at January 30, 1994 and January 31, 1993 (in thousands):

                                        January 30, 1994                January 31, 1993
                                --------------------------------------------------------------------------------------------
                                Short-term,                             Short-term,
                                including current    Long-term          including current       Long-term       Long-term
                                maturities of        held available     maturities of           held available  held to
                                long-term            for sale           long-term               for sale        maturity
- ----------------------------------------------------------------------------------------------------------------------------
Tax exempt notes and bonds      $   6,897            $ 98,100           $  47,134               $185,662        $       _
U.S. Treasury securities            1,427              59,858             103,697                182,968                _
U.S. government agency securities  67,405               7,536              21,625                  4,990                _
Commercial paper                   16,496                   _                   _                      _                _
Certificates of deposit                 _              30,000               8,013                      _                _
Corporate bonds                   184,278              25,624                   _                 218,110               _
Preferred stock                    12,905              33,926               5,000                       _          40,832
Promissory notes                        _                   _              24,517                       _               _
Asset-backed securities            41,568              19,720              82,465                  61,529               _
Other                                   _               6,859                   _                       _             185
- ------------------------------------------------------------------------------------
      Total                     $ 330,976            $281,623            $292,451                $653,259        $ 41,017
- ------------------------------------------------------------------------------------
Estimated market value          $ 332,524            $283,325            $293,518                $662,775        $ 41,195
====================================================================================

Estimated market values of investments are based on quoted market prices on the last business day of the fiscal year.

NOTE 8. COMMITMENTS AND CONTINGENCIES

At January 30, 1994, the Company was contingently liable for approximately $111,906,000 under outstanding letters of credit issued in connection with purchase commitments.

Under the Company's workers' compensation program, coverage is obtained for significant exposures as well as those risks required to be insured by law or contract. It is the Company's preference to retain a significant portion of certain expected losses related to workers' compensation. Provisions for expected losses under this program are recorded based upon the Company's estimates of the aggregate liability for claims incurred. Included in Accrued
Salaries and Related Expenses on the Consolidated Balance Sheets as of January 30, 1994 and January 31, 1993 are accruals for workers' compensation liability totaling $52,738,000 and $32,708,000, respectively.

The Company has litigation arising from the normal course of business. In management's opinion this litigation will not materially affect the Company's consolidated results of operations.

NOTE 9. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the fiscal years ended January 30, 1994 and January 31, 1993 (in thousands, except per share data):

                                                                                                                Net earnings
                                                        Percent                                                 per common
                                                        increase in                                             and common
                                                        comparable              Gross           Net             equivalent
                                Net Sales               store sales             profit          earnings        share
- ----------------------------------------------------------------------------------------------------------------------------
Fiscal year ended January 30, 1994:

First Quarter                  $2,180,218                       7%             $  601,700      $106,799         $ .24
Second Quarter                  2,453,756                       9%                661,834       134,504           .30
Third Quarter                   2,317,372                       6%                626,186       103,418           .23
Fourth Quarter                  2,287,417                       6%                663,659       112,680           .25
- ----------------------------------------------------------------------------------------------------------------------------
                               $9,238,763                       7%             $ 2,553,379     $457,401         $1.01
============================================================================================================================


Fiscal year ended January 31, 1993:

First Quarter                $  1,639,575                      15%              $  446,000     $ 79,496$          .18
Second Quarter                  1,856,380                      14%                 502,420      101,867           .23
Third Quarter                   1,834,006                      16%                 495,093       84,360           .19
Fourth Quarter                  1,818,475                      15%                 525,555       97,140           .21
- ----------------------------------------------------------------------------------------------------------------------------
                                $  7,148,436                   15%              $1,969,068     $362,863         $ .82
============================================================================================================================

NOTE 10.  SUBSEQUENT EVENT

Effective February 28, 1994, the Company entered into a partnership and, as a result, acquired 75% of a Canadian company (Aikenhead's Home Improvement Warehouse) which currently operates seven warehouse-style home improvement stores in Toronto, London, and Kitchener, Ontario, Canada. At any time after the sixth anniversary of the purchase, the Company has the option to purchase, or the other partner has the right to cause the Company to purchase, the remaining 25% of the Canadian company. The option price is based on the lesser of fair market value or a value to be determined by an agreed-upon formula as of the option exercise date.

The purchase price paid for the 75% interest in the Canadian company was approximately $163,000,000 and will be accounted for by the purchase method of accounting. The excess purchase price over the estimated fair value of the net assets as of the acquisition date will be recorded as goodwill and amortized over 40 years.

Independent Auditors' Report
The Home Depot, Inc. and Subsidiaries

									                                     KPMG Peat Marwick


The Board of Directors and Stockholders
The Home Depot, Inc.:

We have audited the accompanying consolidated balance sheets of The Home Depot, Inc. and subsidiaries as of January 30, 1994 and January 31, 1993, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended January 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Home Depot, Inc. and subsidiaries as of January 30, 1994 and January 31, 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended January 30, 1994 in conformity with generally accepted accounting principles.



                                                /s/KPMG Peat Marwick
                                                   KPMG Peat Marwick
Atlanta, Georgia
March 11, 1994