Form 10-K405, Exhibit 13
period 1995-01-29
HOME DEPOT INC
filed 1995-04-20
CIK 354950

TEN YEAR SELECTED FINANCIAL AND OPERATING HIGHLIGHTS

                                   					5 Year       10 Year
                                   					Annual       Annual
					                                   Compound     Compound
                                   					Growth Rate  Growth Rate  1994          1993          1992        1991          1990(1)
Statement of Earnings Data
Net sales                               35.2%        40.0%        $12,476,697   $9,238,763    $7,148,436  $5,136,674    $3,815,356
Net sales increase - %                  -            -            35.0          29.2          39.2        34.6          38.3
Earnings before taxes                   40.0         43.6         979,751       736,871       575,973     396,120       259,828
Net earnings                            40.1         45.6         604,501       457,401       362,863     249,150       163,428
Net earnings increase - %               -            -            32.2          26.1          45.6        52.5          46.0
Net earnings per share ($)              32.8         36.2         1.32          1.01          .82         .60           .45
Net earnings per share increase - %     -            -            30.5          23.2          36.7        33.3          40.6
Weighted average number of shares       6.0          6.4          475,947       453,037       444,989     415,997       362,505
Gross margin - % to sales               -            -            27.9          27.7          27.6        28.1          27.9
Store selling and operating-% to sales  -            -            17.8          17.6          17.4        18.1          18.2
Pre-opening - % to sales                -            -            .4            .4            .4          .3            .4
General and administrative - % to sales -            -            1.8           2.0           2.1         2.3           2.4
Net interest(expense)income-% to sales  -            -            (.1)          .3            .4          .3            (.1)
Earnings before taxes - % to sales      -            -            7.8           8.0           8.1         7.7           6.8
Net earnings - % to sales               -            -            4.8           5.0           5.1         4.8           4.3

Balance Sheet Data and Financial Ratios
Total assets                            38.9%        36.9%        $  5,778,041  $4,700,889    $3,931,790  $2,510,292    $1,639,503
Working capital                         27.4         24.8         918,724       993,963       807,028     623,937       300,867
Merchandise inventories                 35.6         35.5         1,749,312     1,293,477     939,824     662,257       509,022
Net property and equipment              45.9         46.3         3,397,237     2,370,904     1,607,984   1,254,774     878,730
Long-term debt                          26.6         23.6         983,369       874,048       843,672     270,575       530,774
Stockholders' equity                    46.4         45.6         3,442,223     2,814,100     2,304,081   1,691,212     683,402
Book value per share ($)                37.1         36.6         7.59          6.26          5.20        4.01          1.93
Long-term debt to equity - %            -            -            28.6          31.1          36.6        16.0          77.7
Current ratio                           -            -            1.76:1        2.02:1        2.07:1      2.17:1        1.73:1
Inventory turnover                      -            -            5.7x          5.9x          6.3x        6.1x          6.0x
Return on average equity - %            -            -            19.3          17.9          18.1        18.5          27.6

Statement of Cash Flows Data
Depreciation and amortization           43.8%        49.2%        $ 129,609       $89,839     $ 69,536    $ 52,283      $ 34,358
Capital expenditures                    42.9         37.4         1,220,180       900,452     437,278     432,198       400,205
Cash dividends per share ($)            -            -            .15             .11         .08         .05           .04

Customer and Store Data
Number of U.S. states                   18.5%        16.7%        28              23           19         15            12
Number of Canadian provinces            -            -            3               -            -          -             -
Number of stores                        23.6         27.1         340             264          214        174           145
Square footage at year-end              27.5         30.9         35,133          26,383       20,897     16,480        13,278
Change in square footage - %            -            -            33.2            26.3         26.8       24.1          27.4
Average square footage per store        -            -            103             100          98         95            92
Number of customer transactions         29.0         35.7         302,181         236,101      189,493    146,221       112,464
Average sale per transaction ($)        4.8          3.1          41.29           39.13        37.72      35.13         33.92
Number of employees                     30.9         32.6         67,300          50,600       38,900     28,000        21,500

Other Data
Average total company weekly sales      35.2%        40.0%        $ 239,936       $ 177,669    $  137,470 $ 98,782      $ 71,988
Weighted average weekly
  sales per operating store             9.3          8.2          802             764          724        633           566
Comparable store sales increase-% (2)   -            -            8               7            15         11            10
Weighted average
 sales per square foot ($) (2)          5.9          5.0          404             398          387        348           322
Advertising expense - % to sales        -            -            .5              .5           .5         .7            .9

<F1>
(1) Fiscal year 1990 consisted of 53 weeks, all other years reported consisted of 52 weeks.
<F2>
(2) Adjusted to reflect the first 52 weeks of the 53-week fiscal year in 1990.

Management's Discussion and Analysis of Results of Operations and
Financial Condition

The data below reflects selected sales data, the percentage relationship between sales and major categories in the Consolidated Statements of Earnings and the percentage change in the dollar amounts of each of the items.


                                                               									Percentage
                                                               									Increase (Decrease)
                                                               									of Dollar Amounts
								                                                               	---------------------------
     			                    Fiscal Year(1)
                     			-----------------------                         1994         1993
                     			1994            1993            1992            vs. 1993     vs. 1992
		                     	----------------------------------------------------------------------------
Selected Consolidated Statements of Earnings Data
Net Sales               100.0%          100.0%          100.0%         35.0%           29.2%
                     			----------------------------------------------------------------------------
Gross Profit            27.9            27.7            27.6           36.5            29.7
                     			----------------------------------------------------------------------------
Operating Expenses:
 Selling and
   Store Operating      17.8            17.6            17.4            36.4            30.5
 Pre-Opening              .4            .4              .4              39.4            36.6
 General and
   Administrative        1.8            2.0             2.1             24.6            25.8
                     			----------------------------------------------------------------------------

     Total Operating
      Expenses           20.0           20.0            19.9            35.3            30.1
                     			----------------------------------------------------------------------------
     Operating
      Income             7.9            7.7             7.7             39.7            28.6

Interest Income (Expense):
 Interest and
   Investment
   Income                 .2            .6              1.0          (53.2)           (9.9)
 Interest Expense        (.3)           (.3)            (.6)          17.0           (25.1)
                    			 ---------------------------------------------------------------------------
 Interest, Net           (.1)           .3              .4           (124.7)           13.7
                    			 ---------------------------------------------------------------------------

 Earnings Before
   Income Taxes          7.8            8.0             8.1             33.0            27.9
Income Taxes             3.0            3.0             3.0             34.3            31.1
		                      ---------------------------------------------------------------------------

Net Earnings             4.8%           5.0%            5.1%            32.2%           26.1%
		                      ===========================================================================

Selected Consolidated Sales Data

Number of Customer
  Transactions          302,181,000     236,101,000     189,493,000     28.0%           24.6%
Average Amount of
  Sale Per
  Transaction           $    41.29      $    39.13      $    37.72      5.5             3.7
Weighted Average
  Weekly Sales Per
  Operating Store       $802,000        $764,000        $724,000        5.0             5.5
Weighted Average
 Sales Per Square Foot  $  404.04       $  398.18       $  386.92       1.5             2.9
                     			============================================================================

(1) Fiscal years 1994, 1993 and 1992 refer to the fiscal years ended January 29, 1995, January 30, 1994 and January 31, 1993, respectively.

Results of Operations

For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere in this annual report.

Fiscal Year Ended January 29, 1995 Compared to January 30, 1994

Sales for fiscal year 1994 increased 35.0% from $9,238,763,000 in fiscal 1993 to $12,476,697,000. This increase was attributable to, among other things, 69 new store openings, nine store relocations, the acquisition of a 75% partnership interest in seven Canadian stores then known as Aikenhead's Home Improvement Warehouse, an 8% comparable store-for-store sales increase and full year sales from the 50 new store openings during fiscal 1993. The percentage increase in comparable store sales would have been 9% after excluding all sales from the ten stores in Southern Florida that were significantly affected by Hurricane Andrew during 1993.

   Gross profit as a percent of sales was 27.9% for fiscal 1994 compared to 27.7% for fiscal 1993. This higher gross profit percentage resulted primarily from changes in merchandise mix including more decor products and upgraded seasonal merchandise at higher margins, as well as decreased sales penetrations in lumber which carries lower margins.

   Operating expenses as a percent of sales were 20.0% for both fiscal 1994 and fiscal 1993. Selling and store operating expenses as a percent of sales increased to 17.8% in fiscal 1994 compared to 17.6% in fiscal 1993. This increase was attributable to, among other things, additional costs associated with nine store relocations during fiscal 1994 compared to six store relocations during fiscal 1993. The increase in selling and store operating expenses as a percent of sales was offset by lower general and administrative expenses as a percent of sales due to cost control measures and economies from higher sales volumes.

   Interest and investment income as a percent of sales decreased to 0.2% in fiscal 1994 compared to 0.6% during fiscal 1993. This decrease was attributable to a reduction of investment principal due to utilization of funds for capital expansion, as well as lower yields due to shorter maturities on the investment portfolio. Interest expense as a percent of sales was 0.3% for both fiscal 1994 and fiscal 1993. Higher interest expense from additional capital leases was partially offset by higher capitalized interest resulting from constructing more owned stores than in the previous year.

   The Company's combined Federal and state effective income tax rate was 38.3% for fiscal 1994 compared to 38.2% for fiscal 1993, before cumulative effect of change in accounting principle. This increase was attributable to lower tax-advantaged investments. The Company implemented SFAS 109 "Accounting for Income Taxes" during fiscal 1993 which reduced the combined Federal and state effective income tax rate to 37.9% in fiscal 1993.

   Net earnings as a percent of sales was 4.8% for fiscal 1994 compared to 5.0% for fiscal 1993, reflecting lower interest income and a higher effective income tax rate, partially offset by higher gross profits, as described above. Earnings per share was $1.32 for fiscal 1994 compared to $1.01 during fiscal 1993.

Fiscal Year Ended January 30, 1994 Compared to January 31, 1993

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

   Operating expenses as a percent of sales increased to 20.0% in fiscal 1993 from 19.9% in fiscal 1992. This increase was attributable to, among other things, higher payroll costs as a percent of sales due to the implementation of new labor standards that put additional sales hours on the selling floor, partially offset by lower self-funded insurance reserves and lower general and administrative expenses as a percent of sales due to cost control measures.

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

Liquidity and Capital Resources

Cash flow generated from store operations provides the Company with a significant source of liquidity. Additionally, a significant portion of the Company's inventory is financed under vendor credit terms.

   The Company plans to open approximately 91 new stores and relocate nine existing stores during fiscal 1995. Of these 100 locations, it is anticipated that approximately 90% will be owned and the balance will be leased. The Company also plans to open approximately 122 stores, including relocations, in fiscal 1996. Although some of these locations may be newly leased, it is expected that most will be obtained during fiscal 1995 through the purchase of pre-existing leasehold interests, the acquisition of land parcels and the construction or purchase of buildings. While the cost of new stores to be constructed and owned by the Company varies widely, principally due to land costs, new store costs are currently estimated to average approximately $12,600,000 per location. In addition, the Company may purchase leasehold interests at varying amounts depending on the value of such properties. The cost to remodel and fixture stores to be leased is expected to average approximately $4,000,000 per store. Each new store will require approximately $3,100,000 to finance inventories, net of vendor financing.

   During fiscal 1994, the Company initiated a commercial paper program which will provide short-term funding needs up to a maximum of $300,000,000 of which $100,000,000 was outstanding as of January 29, 1995. In connection with the program, the Company entered into a back-up credit facility with a consortium of banks for up to $300,000,000. The facility expires
November 1, 1997. The facility contains various restrictive covenants, none of which is expected to impact the Company's liquidity or capital resources.

   On February 28, 1995, the Company announced its decision to redeem on March 31, 1995, all of its outstanding 41_2% Convertible Subordinated
Notes due February 15, 1997 at a redemption price of $1,016.75 (which includes premium and accrued interest) per $1,000 principal amount of Notes. The
Notes are convertible into common stock of the Company at the rate of one share for each $38.75 principal amount of Notes owned. In light of current market prices of the Company's common stock, it is expected that the redemption call will result in the conversion of substantially all of the outstanding principal ($804,985,000) to equity and, thereby, result in the issuance of approximately
20,774,000 additional shares of common stock.

   As of January 29, 1995, the Company had $57,866,000 in cash and cash equivalents and short-term investments as well as $98,022,000 in long-term investments. Management believes that its current cash position, the proceeds from short-term and long-term investments, internally generated funds, its commercial paper program, and/or the ability to obtain alternate sources of financing should enable the Company to complete its capital expenditure programs, including store expansion and renovation, through the next several fiscal years.

Impact of Inflation and Changing Prices

Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on sales or results of operations.

Consolidated Statements of Earnings
The Home Depot, Inc. and Subsidiaries
Amounts in thousands, except per share data

                                                       						Fiscal Year Ended
                                          						January 29,     January 30,     January 31,
                                          						1995            1994            1993

Net Sales                                       $12,476,697     $9,238,763      $7,148,436
Cost of Merchandise Sold                          8,991,204      6,685,384       5,179,368

      Gross Profit                                3,485,493      2,553,379       1,969,068

Operating Expenses:
   Selling and Store Operating                    2,216,540      1,624,920       1,245,608
   Pre-Opening                                       51,307         36,816          26,959
   General and Administrative                       230,456        184,954         147,080


      Total Operating Expenses                     2,498,303     1,846,690       1,419,647

      Operating Income                               987,190       706,689         549,421


Interest Income (Expense):
   Interest and Investment Income                     28,510         60,896         67,562
   Interest Expense (note 2)                         (35,949)       (30,714)       (41,010)

   Interest, Net                                      (7,439)        30,182          26,552

   Earnings Before Income Taxes                      979,751        736,871         575,973
Income Taxes (note 3)                                375,250        279,470         213,110

      Net Earnings                              $    604,501    $   457,401     $   362,863
                                          						===========================================

Earnings Per Common and Common Equivalent Share $       1.32    $      1.01     $       .82
                                          						===========================================

Weighted Average Number of Common and
   Common Equivalent Shares                            475,947       453,037        444,989
                                        						  ==============================================

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
Amounts in thousands, except per share data
                                                   								January 29,        January 30,
                                                   								1995               1994
                                                   								-------------------------------
Assets
Current Assets:
	Cash and Cash Equivalents                                 $    1,154         $     99,997
	Short-Term Investments,
	including current maturities of
	long-term investments (note 7)                                56,712              330,976
	Receivables, Net                                             272,225              198,431
	Merchandise Inventories                                    1,749,312            1,293,477
	Other Current Assets                                          53,560               43,720
                                                 								  -------------------------------
		Total Current Assets                                      2,132,963            1,966,601
                                                 								  -------------------------------
Property and Equipment, at cost:
	Land                                                       1,167,063              814,440
	Buildings                                                  1,311,806              891,755
	Furniture, Fixtures and Equipment                            634,173              451,789
	Leasehold Improvements                                       273,015              224,933
	Construction in Progress                                     289,157              194,482
	Capital Leases (notes 2 and 5)                                72,054               41,029
                                             														-------------------------------
                                        														      3,747,268            2,618,428
	Less Accumulated Depreciation and Amortization               350,031              247,524
                                             														-------------------------------
		Net Property and Equipment                                3,397,237            2,370,904
Long-Term Investments (note 7)                                 98,022              281,623
Notes Receivable                                               32,528               35,470
Cost in Excess of the Fair Value of Net Assets Acquired,
	net of accumulated amortization of $8,636 at
	January 29, 1995 and $5,788 at January 30, 1994               88,513               19,503
Other                                                          28,778               26,788
	 						                                              					===============================
														                                             $5,778,041           $4,700,889
Liabilities and Stockholders' Equity
Current Liabilities:
	Accounts Payable                                          $  681,291          $   521,246
	Accrued Salaries and Related Expenses                        192,151              167,489
	Sales Taxes Payable                                          101,011               57,590
	Other Accrued Expenses                                       208,377              183,933
	Income Taxes Payable                                           8,717               40,303
	Current Installments of Long-Term Debt (notes 2, 5 and 6)     22,692                2,077
												                                               --------------------------------
Total Current Liabilities                                   1,214,239              972,638
                                                 								  --------------------------------
Long-Term Debt, excluding current
  installments (notes 2, 5 and 6)                             983,369              874,048
Other Long-Term Liabilities                                    67,953               12,276
Deferred Income Taxes (note 3)                                 19,258               27,827
Minority Interest (note 9)                                     50,999                    -
Stockholders' Equity (notes 2 and 4):
	Common Stock, par value $.05. Authorized:
	1,000,000,000 shares; issued and outstanding -
	453,365,000 shares at January 29, 1995 and 449,364,000
	shares at January 30, 1994                                    22,668               22,468
	Paid-in Capital                                            1,526,463            1,436,029
	Retained Earnings                                          1,937,284            1,400,575
	Cumulative Translation Adjustments                           (10,887)                (121)
	Unrealized Loss on Investments, Net                           (1,495)                   -
                                                 								  -------------------------------
                                                 								   3,474,033            2,858,951
	Less Notes Receivable From ESOP (note 6)                      31,810               44,851
                                                 								  -------------------------------
       		Total Stockholders' Equity                         3,442,223            2,814,100
							                                                 	  -------------------------------
Commitments and Contingencies (notes 5, 8 and 9)
                                                 								  $5,778,041           $4,700,889
                                                  							  ===============================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                              									        	Unrealized                Total
	                                     				Common Stock                            Cumulative    Loss on       Notes       Stock-
				                                     	-------------     Paid-in     Retained  Translation   Investments,  Receivable  holders'
                              				     Shares    Amount     Capital     Earnings  Adjustments   Net           from ESOP   Equity
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, February 2, 1992              422,224   $21,111   $1,022,043 $  666,471  $      -      $      -     $(18,413)   $1,691,212

Shares Sold Under Employee Stock
  Purchase and Option Plans,
  Net of Retirements (note 4)            7,053       353       57,971          -         -             -            -        58,324
Tax Effect of Sale of Option Shares
  by Employees                               -         -       32,451          -         -             -            -        32,451
Additional Notes Receivable from ESOP,
  Net of Repayments of $8,419 (note 6)       -         -            -          -         -             -      (33,023)      (33,023)
Conversion of 6% Convertible
  Subordinated Notes, Net (note 2)      14,308       715      227,346          -         -             -            -       228,061
Conversion of 4-1/2% Convertible
  Subordinated Notes, Net (note 2)           -         -           10          -         -             -            -            10
Net Earnings                                 -         -            -    362,863         -             -            -       362,863
Cash Dividends ($.08 per share)              -         -            -    (35,817)        -             -            -       (35,817)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1993              443,585   $22,179   $1,339,821 $  993,517  $      -    $        -     $(51,436)   $2,304,081
===================================================================================================================================

Shares Sold Under Employee Stock
  Purchase and Option Plans,
  Net of Retirements (note 4)            5,779       289       76,500          -         -             -            -        76,789
Tax Effect of Sale of Option Shares
  by Employees                               -         -       19,708          -         -             -            -        19,708
Cumulative Translation Adjustments           -         -            -          -      (121)            -            -          (121)
Repayments of Notes Receivable
  from ESOP (note 6)                         -         -            -          -         -             -        6,585         6,585
Net Earnings                                 -         -            -    457,401         -             -            -       457,401
Cash Dividends ($.11 per share)              -         -            -    (50,343)        -             -            -       (50,343)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, January 30, 1994              449,364   $22,468   $1,436,029 $1,400,575  $   (121)    $        -    $(44,851)   $2,814,100
===================================================================================================================================
Shares Sold Under Employee Stock
  Purchase and Option Plans,
  Net of Retirements (note 4)            4,001       200       77,720          -         -              -           -        77,920
Tax Effect of Sale of Option Shares
  by Employees                               -         -       12,709          -         -              -           -        12,709
Cumulative Translation Adjustments           -         -            -          -   (10,766)             -           -       (10,766)
Repayments of Notes Receivable
  from ESOP (note 6)                         -         -            -          -         -              -      13,041        13,041
Conversion of 4-1/2% Convertible
  Subordinated Notes, Net (note 2)           -         -            5          -         -              -           -             5
Unrealized Loss on Investments,
  Net (note 7)                               -         -            -          -         -         (1,495)          -        (1,495)
Net Earnings                                 -         -            -    604,501         -              -           -       604,501
Cash Dividends ($.15 per share)              -         -            -    (67,792)        -              -           -       (67,792)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, January 29, 1995              453,365    $22,668  $1,526,463 $1,937,284  $(10,887)       $(1,495)   $(31,810)   $3,442,223
===================================================================================================================================
See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
The Home Depot, Inc. and Subsidiaries
Amounts in thousands
											    Fiscal Year Ended
- ---------------------------------------------------------------------------------------------------------------------------
                                                   									       January 29,     January 30,      January 31,
                                                   									       1995            1994             1993
Cash Provided From Operations:
	Net Earnings                                                       $    604,501 $ 457,401        $  362,863
	Reconciliation of Net Earnings to Net Cash
	  Provided by Operations:
		Depreciation and Amortization                                       129,609       89,839            69,536
		Deferred Income Tax (Benefit) Expense                                (2,468)      12,578             5,465
		Increase in Receivables, Net                                        (69,023)     (36,658)          (68,593)
		Increase in Merchandise Inventories                                (405,197)    (353,653)         (277,567)
		Increase in Accounts Payable and Accrued Expenses                   280,056      200,977           219,046
		(Decrease) Increase in Income Taxes Payable                         (11,126)      36,143            34,031
		Other                                                                 8,161      (10,120)           (6,639)
- --------------------------------------------------------------------------------------------------------------------------
		Net Cash Provided by Operations                                     534,513      396,507           338,142
- --------------------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities:
	Capital Expenditures, Net of $31,183, $36,294 and $4,765 of
	  non-cash capital
	  expenditures in fiscal 1994, 1993 and 1992, respectively               (1,100,654)    (864,158)         (432,513)
	Acquisition of Canadian Partnership Interest                               (161,548)           -                 -
	Proceeds from Sale of Property and Equipment                                 49,718       35,070             5,046
	Sale (Purchase) of Short-Term Investments, Net                               96,007       14,903           (62,008)
	Purchase of Long-Term Investments                                           (94,442)    (840,361)       (2,029,214)
	Proceeds from Maturities of Long-Term Investments                            50,251      269,988           212,786
	Proceeds from Sale of Long-Term Investments                                 403,738      929,598         1,132,627
	Advances Secured by Real Estate, Net                                          2,650        5,681           (54,022)
- ---------------------------------------------------------------------------------------------------------------------------
		Net Cash Used in Investing Activities                                     (754,280)    (449,279)       (1,227,298)
- ---------------------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities:
	Proceeds from Commercial Paper and Long-Term Borrowings                     100,000          -             805,000
	Cash Loaned to ESOP                                                               -          -             (41,442)
	Repayments of Notes Receivable from ESOP                                     13,041       6,585              8,419
	Principal Repayments of Long-Term Debt                                       (2,175)     (2,006)            (2,133)
	Proceeds from Sale of Common Stock, Net                                      77,926      76,789             58,324
	Cash Dividends Paid to Stockholders                                         (67,792)    (50,343)           (35,817)
	Effect of Exchange Rate Changes on Cash                                         (76)          -                  -
- --------------------------------------------------------------------------------------------------------------------------
		Net Cash Provided by Financing Activities                                   120,924     31,025            792,351
- --------------------------------------------------------------------------------------------------------------------------
Decrease in Cash and Cash Equivalents                                         (98,843)   (21,747)           (96,805)
Cash and Cash Equivalents at Beginning of Year                                 99,997    121,744            218,549
- --------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                   $    1,154  $  99,997         $  121,744
==========================================================================================================================

Supplemental Disclosure of Cash Payments Made For:
	Interest (net of interest capitalized)                                   $   30,537  $   28,778         $   26,182
	Income Taxes                                                             $  393,915  $  228,968         $  169,617
===========================================================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note ONE Summary of Significant Accounting Policies

Fiscal Year
The Company's fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31. Fiscal years 1994, 1993 and 1992, which ended January 29, 1995, January 30, 1994 and January 31,
1993, respectively, consisted of 52 weeks.

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its subsidiaries. Minority interest represents the minority partner's share of the equity in The Home Depot Canada. All significant intercompany transactions have been eliminated in consolidation.

Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are primarily cash equivalents carried at fair market value and consist of preferred stocks, commercial paper, money market funds and U.S. government agency securities.

Investments
Effective January 31, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities," which was effective for fiscal years beginning after December 15, 1993. The Company classifies its investments into one of three categories: trading, held to maturity, or available for sale. Trading securities, which are bought and held primarily for the purpose of selling them in the near term, are recorded at fair value with gains and losses included in earnings. Held to maturity securities, which are securities that the Company has the ability and the intent to hold until maturity, are recorded at amortized cost and adjusted for amortization or accretion of premiums or discounts. The Company's short-term and long-term investments, consisting primarily of debt securities, have been designated as being held available for sale, and accordingly, are reported at fair value. Unrealized gains and losses on securities classified as available for sale are reported as a separate component of stockholders' equity, net of income taxes until realized. The cost of investments sold is determined using the specific identification method. Estimated fair values of investments are based on quoted market prices on the last business day of the fiscal year. A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security. In fiscal years 1993 and 1992, the Company valued its short-term investments, consisting primarily of debt securities, at amortized cost which approximated market. Certain long-term investments designated as available for sale were recorded at lower of amortized cost or market. The Company's remaining investments classified as held to maturity were valued at amortized cost.

Merchandise Inventories
Inventories are stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method.

Income Taxes
The Company provides for Federal and state income taxes currently payable as well as for those deferred because of timing differences between reporting income and expenses for financial statement purposes and income and expenses for tax purposes. Targeted jobs tax credits are recorded as a reduction of income taxes in the year realized.

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

Pursuant to the deferred method under Accounting Principles
Board Opinion 11, which was applied in fiscal 1992 and prior years, deferred income taxes that were reported in different years for financial reporting purposes and income tax purposes were recognized for income and expense items using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes were not adjusted for subsequent changes in the tax rate.

Depreciation and Amortization
The Company's buildings, furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter. The Company's property and equipment is depreciated using the following estimated useful lives:

                                   					Life
Buildings                               10-45 years
Furniture, fixtures and equipment       5-20 years
Leasehold improvements                  8-30 years

     The cost of purchased software and associated consulting fees is amortized on a straight-line basis over periods ranging from three to five years.

Store Pre-Opening Costs
Non-capital expenditures associated with opening new stores are charged to expense as incurred.

Store Closing Costs
When a store is relocated or closed, estimated unrecoverable costs are charged to expense. Such costs include the estimated loss on sale of land and building, the book value of abandoned fixtures, equipment, leasehold improvements and a provision for the present value of future lease obligations, less estimated sub-rental income.

Earnings Per Common and Common Equivalent Share
Earnings per common and common equivalent share are based on the weighted average number of shares and equivalent shares outstanding. Common equivalent shares used in the calculation of earnings per share represent options to purchase shares granted under the Company's employee stock option and stock purchase plans and the Company's 4-1/2% Convertible Subordinated Notes due 1997, issued in 1992. For the 1994 fiscal year, the 4-1/2% Notes are dilutive and are assumed to be converted as of the beginning of the accounting period for purposes of calculating earnings per share. Earnings per share is calculated by dividing net earnings, adjusted for tax-effected net interest and issue costs on the 4-1/2% Notes, by weighted average common and common equivalent shares. The weighted average number of common and common equivalent shares include shares issuable under the Company's stock plans and the 20,774,000 shares issuable upon conversion of the 4-1/2% Notes. In fiscal year 1993, the 4-1/2% Notes were dilutive but had no impact on earnings per share.

The Company's 6% Convertible Subordinated Notes, issued in 1990, were common stock equivalents prior to their conversion in 1992. Because shares issuable upon conversion of the 6% Notes were not dilutive in fiscal 1992, they were excluded from the earnings per share calculations.

Cost in Excess of the Fair Value of Net Assets Acquired
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over a 40-year period. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining useful life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

Employee Stock Ownership Plan
For all shares purchased by the Employee Stock Ownership Plan
(ESOP) prior to December 31, 1992, the Company's contributions to the ESOP are determined based on the ESOP's cost of the shares released to the employees. For shares purchased after December 31, 1992, the Company's contributions to the ESOP will be determined based on the fair value of the shares released to the employees as of the release date.

Foreign Currency Translation
The local currency has been used as the functional currency in Canada. The assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rate of exchange existing at year-end and revenues and expenses are translated at the average monthly exchange rates. The translation gains and losses are included as a separate component of stockholders' equity. Transaction gains and losses included in income are immaterial.

Recent Accounting Pronouncements
In December 1993, the Accounting Institute of Certified Public Accountants issued Statement of Position 93-7, "Reporting on Advertising Costs" (SOP 93-7). Under SOP 93-7, certain advertising expenditures must be expensed either as incurred or the first time the advertising takes place. Certain production costs incurred by the Company are currently amortized over periods not exceeding one year. While the Company plans to adopt SOP 93-7 in fiscal 1995, it is not expected to have a significant impact on the Company's results of operations.

In June 1993, Statement of Financial Accounting Standards
No. 116, "Accounting for Contributions Received and
Contributions Made" (SFAS 116) was issued. SFAS 116 requires companies that make contributions of cash and other assets, including unconditional promises to give, to not-for-profit organizations, to recognize expense in the accounting period made. Under SFAS 116, conditional promises to give should be recognized when the conditions on which they depend are substantially met. Results of operations for the Company will not be significantly impacted when SFAS 116 is adopted by the Company in fiscal 1995.

Reclassifications
Certain balances in prior fiscal years have been reclassified to conform with the presentation adopted in the current fiscal year.


Note TWO Long-Term Debt

The Company's long-term debt consists of the following (in thousands):

                                         						     January 29,     January 30,
                                         						     1995             1994
4-1/2% Convertible Subordinated Notes,
  due February 15, 1997, convertible
  into shares of common stock of the Company
  at a conversion price of $38.75 per share.
  The Notes are redeemable by the Company
  at a premium, plus accrued interest, beginning
  March 3, 1995.                                     $  804,985       $804,990

Commercial Paper, with a
  weighted average interest rate of 5.9%.               100,000              -
Capital Lease obligations payable in
  varying installments through January 31,
  2015 (see note 5).                                     63,225         32,585
7.95% Unsecured Note, payable on September 1,
  1995, incurred in connection with the
  establishment of a leveraged Employee
  Stock Ownership Plan and Trust (see Note 6);
  interest is payable semi-annually.                     20,000         20,000

Variable Rate Industrial Revenue Bonds, secured
  by letters of credit or land, interest
  rates averaging 2.7% during fiscal 1994,
  payable in varying installments through 1999,
  $3,000 payable on December 1, 2010
  and $5,200 payable on September 1, 2011.                9,966         10,500

Installment Notes Payable, interest imputed
  at rates between 9.5% and 11.5%,
  payable in varying installments through 2014.           7,419          7,592

Other                                                       466            458
     Total long-term debt                             1,006,061        876,125
     Less current installments                           22,692          2,077
     Long-term debt, excluding
     current installments                            $  983,369     $  874,048

     On February 3, 1992, the Company issued, through a public offering, $805,000,000 of its 4-1/2% Convertible Subordinated Notes at par, maturing February 15, 1997. The Notes are convertible into shares of common stock at any time prior to maturity, unless previously redeemed, at a conversion price of $38.75 per share, subject to adjustment under certain conditions. The Notes are not subject to sinking fund provisions.

On February 28, 1995, the Company announced that its outstanding
4-1/2% Convertible Subordinated Notes which had a face value of $804,985,000 would be redeemed on March 31, 1995, at a redemption price of $1,016.75 (which includes premium and accrued interest) per $1,000 principal amount of Notes. Noteholders have the right through March 21, 1995 to convert their Notes into approximately 25.81 shares of common stock of The Home Depot, Inc. for each $1,000 principal amount of Notes at the conversion price of $38.75 per share. Conversion of all the Notes would result in the issuance of approximately
20,774,000 shares of the Company's common stock.

In January, 1995, the Company established a $300,000,000 Commercial Paper program supported by a back-up credit facility with a maximum aggregate principal amount outstanding of $300,000,000. The program expires
November 1, 1997. The Commercial Paper borrowings are classified as long-term debt as it is the Company's intention to refinance them on a long-term basis. As of January 29, 1995, the Company was in compliance with all restrictive covenants.

The 7.95% Unsecured Note related to the ESOP requires, among other things, that debt shall not exceed 66-2/3% of consolidated assets, net of goodwill and current liabilities. The Company was in compliance with all restrictive covenants as of January 29, 1995. The restrictive covenants related to letter of credit agreements securing the industrial revenue bonds are no more restrictive than those referenced or described above.

Interest expense in the accompanying consolidated statements of earnings is net of interest capitalized of $17,559,000 in fiscal 1994, $13,912,000 in fiscal 1993 and $7,549,000 in fiscal 1992.

Maturities of long-term debt (excluding the 4-1/2% Convertible Subordinated Notes) are $22,692,000 for fiscal 1995, $3,197,000 for fiscal 1996,
$102,706,000 for fiscal 1997, $2,594,000 for fiscal 1998, and
$2,805,000 for fiscal 1999.

Based on discounted cash flows of future payment streams, assuming rates equivalent to the Company's current incremental borrowing rate on similar liabilities, the fair value of the 7.95% unsecured ESOP Note, the Variable Rate Industrial Revenue Bonds, the Installment Notes, the Capital
Leases, the Commercial Paper, and other notes payable as of January
29, 1995 is $231,649,000. The fair value of the 4-1/2% Convertible Subordinated Notes as of January 29, 1995, based on the quoted market price on the last business day of the year, is $986,107,000.


Note THREE Income Taxes
As discussed in Note 1, the Company adopted SFAS 109 as of February 1, 1993. The cumulative effect of this change in accounting for income taxes, which resulted in a tax benefit of $2,130,000, was determined as of February 1, 1993 and has been reflected in the consolidated statement of earnings for the fiscal year ended January 30, 1994. Prior years' financial statements have not been restated to apply the provisions of SFAS 109.

The provision for income taxes from operations consists of the following
(in thousands):
                            				    Fiscal Year Ended
                     			January 29,     January 30,     January 31,
                     			1995            1994            1993
Current:
     Federal            $330,232        $236,888        $181,727
     State                47,486          32,134          25,918
- ---------------------------------------------------------------------
	                     		 377,718         269,022         207,645
- ---------------------------------------------------------------------
Deferred:
     Federal              (1,875)         10,212           4,413
     State                  (593)          2,366           1,052
- ---------------------------------------------------------------------
                     			  (2,468)         12,578           5,465
- ---------------------------------------------------------------------
	  Total                $375,250        $281,600        $213,110

     The Company's combined state and Federal effective tax rate from operations for fiscal years 1994, 1993 and 1992, net of offsets generated by targeted jobs tax credits, were approximately 38.3%, 38.2% and 37.0%, respectively. The 1994 and 1993 fiscal year effective tax rates include the effect of the corporate Federal tax rate increase from 34% to 35% enacted into law during the Company's 1993 fiscal year. A reconciliation of income tax expense from operations at the Federal statutory rate to actual tax expense from operations for the applicable fiscal years follows (in thousands):

                                 					     Fiscal Year Ended
                            				January 29,     January 30,     January 31,
                            				1995            1994            1993
Income taxes at Federal
statutory rate                  $342,913        $257,905        $195,831
State income taxes,
  net of Federal
  income tax benefit              30,480          22,425          17,800
Other, net                         1,857           1,270            (521)
- ----------------------------------------------------------------------------
     Total                      $375,250        $281,600        $213,110
- ----------------------------------------------------------------------------


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of January 29, 1995 and January 30, 1994 are as follows (in thousands):

                                   					January 29,     January 30,
                                   					1995            1994
Deferred Tax Assets:
     Accrued self-insurance
     liabilities                        $ 40,906        $ 26,813
     Other accrued liabilities            28,061          16,300
	  Net deferred tax assets                68,967          43,113
Deferred Tax Liabilities:
     Accelerated depreciation            (77,061)        (62,835)
     Other                               (11,164)         (8,105)
	  Total gross
	  deferred liabilities                  (88,225)        (70,940)
	  Net deferred tax liability           $(19,258)       $(27,827)

No valuation allowance was recorded against the deferred tax assets at January 29, 1995, January 30, 1994, or February 1, 1993. The Company's management believes the existing net deductible temporary differences comprising the total gross deferred tax assets will reverse during periods in which the Company generates net taxable income.

For fiscal years ending before January 31, 1993, deferred income taxes resulted from differences in the timing of reporting income and expenses for financial statement and income tax purposes. The sources of these differences and the tax effect of each for fiscal 1992 are as follows (in thousands):

Accelerated depreciation                                $12,245
Accrued self-insurance liabilities                       (9,132)
Other accrued liabilities                                  (574)
Other, net                                                2,926
     Total                                              $ 5,465

Note FOUR Employee Stock Plans

The Company has stock option plans that provide for the granting of incentive and non-qualified options to purchase the Company's common stock to selected key employees, officers and directors.

   Under the Employee Incentive Stock Option Plan of 1981, options for 43,360,692 shares, net of cancellations (of which 41,246,391 had been exercised), have been granted at $.16 to $18.83 per share as of January 29, 1995. Such options may be exercised at the rate of 25% per year commencing with the first anniversary date of the grant and expire after five years. The Plan expired on June 1, 1991 and the shares available for grant were carried over to the 1991 Omnibus Stock Option Plan.

   Under the Non-Qualified Stock Option Plan of 1984, options for 679,124 shares, net of cancellations (of which 529,232 had been exercised), have been granted at $1.53 to $9.86 per share as of January 29, 1995. Such options may be exercised at varying rates commencing on the third anniversary date of the grant and expire on the tenth anniversary date of the grant. The Plan expired on June 1, 1991 and the shares available for grant were carried over to the 1991 Omnibus Stock
Option Plan.

   The provisions of the 1991 Omnibus Stock Option
Plan, which became effective June 1, 1991, authorize a maximum number of shares available for grant equal to the cumulative number of shares available the previous year plus one percent of the number of shares of common stock issued and outstanding at the beginning of each fiscal year the plan is in effect. Under the 1991 Omnibus Stock Option Plan, options for 6,852,504 shares, net of cancellations (of which 426,102 had been exercised), have been granted at $24.50 to $48.94 per share. As of January 29, 1995, the maximum shares available under this plan for future grants were 30,408,417.

   The following summarizes shares outstanding under the plans at January 29, 1995, January 30, 1994 and January 31,
1993 and changes during the fiscal years then ended (in thousands of shares):

                                  					    Fiscal Year Ended
                     			       January 29,     January 30,     January 31,
                     			       1995            1994            1993
Number of option shares
     At beginning of year
	  Outstanding                  9,647           12,455          14,750
	  Exercisable                  2,757            4,528           4,576
     During the year
	  Issued                       1,981            1,831           3,549
	  Cancelled                      306              332             415
	  Became exercisable           2,843            2,536           5,381
	  Exercised                    2,631            4,307           5,429
     At end of year
	  Outstanding                  8,691            9,647          12,455
	  Exercisable                  2,969            2,757           4,528
     Average price per share
	  Outstanding at
	  the end of year             $30.57           $23.50          $14.89
	  Exercised
	  during the year             $10.66           $ 7.42          $ 4.99

     In addition, the Company had 2,375,460 shares available for future grants under the Employee Stock Purchase Plan at January 29, 1995. This plan enables the Company to grant substantially all eligible employees options to purchase up to 17,137,500 shares of common stock, of which 14,762,040 shares have been exercised from inception of the plan, at a price equal to 85% of the stock's fair market value at the date of grant. Shares purchased may not exceed the lesser of 20% of the employee's annual compensation, as defined, or $25,000 of common stock at its fair market value (determined at the time such option is granted) for any one calendar year. Employees pay for the shares ratably over a period of one year (the purchase period) through payroll deductions, and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an employee elects not to exercise such options, the full amount withheld is refundable. During fiscal 1994, options for 1,420,463 shares were exercised at an average price of $34.72 per share. At January 29, 1995, 821,812 options were outstanding, net of cancellations, at an average price of $36.68 per share.

Note FIVE Leases
The Company leases certain retail locations, office space, warehouse and distribution space, equipment and vehicles. While the majority of the leases are operating leases, certain retail locations are leased under capital leases. As leases expire, it can be expected that in the normal course of business, leases will be renewed or replaced. Total rent expense, net of minor sublease income for the fiscal years ended January 29, 1995, January 30, 1994 and January 31, 1993 amounted to $164,381,000, $137,252,000 and $110,577,000, respectively. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company under the building leases. Certain of the store leases provide for contingent rentals based on percentages of sales in excess of specified minimums. Contingent rentals for fiscal years ended January 29, 1995, January 30, 1994 and January 31, 1993 were approximately $9,744,000, $8,370,000 and $6,855,000, respectively.

The approximate future minimum lease payments under capital and operating leases at January 29, 1995, are as follows (in thousands):

Fiscal year                             Capital leases  Operating leases
1995                                    $  10,411       $   184,801
1996                                       10,465           186,131
1997                                       10,486           176,534
1998                                       10,628           165,559
1999                                       10,780           161,801
Thereafter                                157,452         1,902,130
					                                     210,222        $2,776,956
                                                 							 ==========
Less: Imputed interest                   (146,997)
  Net present value of
  capital lease obligations                63,225
Less: Current installments                   (803)
  Long-term, excluding
  current installments                  $  62,422
				                                  	==========

     On the Consolidated Balance Sheet the long-term and short-term obligations for capital leases are included in Long-term Debt and Current Installments of Long-term Debt, respectively. The assets recorded at January 29, 1995 and January 30, 1994, net of amortization, in Net Property and Equipment amounted to $68,647,000 and $40,608,000, respectively.

Note SIX Employee Benefit Plans
During fiscal 1988, the Company established a leveraged Employee Stock Ownership Plan and Trust (ESOP) covering substantially all full-time employees. At January 29, 1995, the ESOP held a total of 7,558,551 shares of the Company's common stock in trust for plan participants. The ESOP purchased the shares in the open market with the proceeds of loans obtained from the Company during fiscal 1992, 1990 and 1989 totaling $81,442,000. Of that amount, the Company borrowed $20,000,000 during 1988 in a private placement (see note
2), which in turn was loaned to the ESOP for the purpose of purchasing the shares. The additional $61,442,000 loaned to the ESOP was funded by cash from operations of the Company. Outstanding loans totalling $31,810,000 to the ESOP are due and payable to the Company in varying amounts from 1995 through 2001.

The Company's Board of Directors authorized loans to the ESOP up to $90,000,000. The Company may advance funds to the ESOP so that the ESOP may purchase up to an additional $8,558,000 of the Company's stock in the open market at prices the ESOP deems desirable.

The Company's common stock purchased by the ESOP is held in a "suspense account" as collateral for amounts loaned by the Company. The Company makes annual contributions to the ESOP at the discretion of its Board of Directors which the plan trustee is required to use to make loan interest and principal payments to the Company. When the Company commits to make contributions to the ESOP, a portion of the common stock is released from the "suspense account" and allocated to participating employees. As of January 29, 1995, 5,296,862 shares had been allocated to participating employees, 433,295 shares were committed to be released, and 1,828,394 shares were held in suspense by the trustee. Any dividends on unallocated shares are used to service the ESOP's debt, to pay expenses of the ESOP, to purchase additional shares of the Company or to purchase other investments. The unpaid portion of the ESOP's obligation to the Company is recorded as a reduction of stockholders' equity. The Company's contributions to the ESOP were $12,500,000, $6,000,000 and $8,200,000 for the fiscal years 1994,
1993 and 1992, respectively.

The Company adopted a non-qualified ESOP Restoration Plan in fiscal 1994. The primary purpose of the Plan is to provide certain employees deferred compensation that they would have received under the ESOP if not for the maximum compensation limits under the Internal Revenue Code of 1986, as amended. The Company plans to establish a "rabbi trust" to fund the benefits under the ESOP Restoration Plan. Compensation expense for 1994 related to this plan was not significant. Funds to be provided to the trust will primarily be used to purchase shares of the Company's common stock on the open market.

Note SEVEN Investments
The Company's investments are all classified as available for sale and consisted of the following at January 29, 1995 and January 30, 1994 (in thousands):

		                                      			January 29, 1995                                       January 30, 1994
                     			     ------------------------------------------------     -------------------------------------------------
			                                   		  Gross          Gross                                  Gross        Gross
			                          Amortized    unrealized     unrealized     Fair      Amortized     unrealized   unrealized   Fair
			                          cost         gains          losses         value     cost          gains        losses       value
                     			     -------------------------------------------------    -------------------------------------------------
Tax exempt notes and bonds   $  95,079    $ -            $1,431        $ 93,648   $104,996      $   482       $    12     $105,466
U.S. Treasury securities             -      -                 -               -     61,286          449            18       61,717
U.S. government agency
  securities                    13,000      -               296          12,704     74,940          157           200       74,897

Commercial paper                     -      -                 -               -     16,496            3            61       16,438
Certificates of deposit              -      -                 -               -     30,000            -           189       29,811
Corporate obligations           13,900      -               139          13,761    209,903        2,479           211      212,171
Preferred stock                 14,998      -               301          14,697     46,831          271             4       47,098
Corporate Asset-
  backed securities              6,415      -               127           6,288     61,288          389           320       61,357
Other                           13,636      -                 -          13,636      6,859           35             -        6,894
- -----------------------------------------------------------------------------------------------------------------------------------
                     			       157,028      -             2,294         154,734    612,599        4,265         1,015      615,849
- -----------------------------------------------------------------------------------------------------------------------------------
  Short-term, including
  current maturities of
  long-term investments         57,345      -               633          56,712    330,976        2,322           774      332,524

Long-term investments           99,683      -             1,661          98,022    281,623        1,943           241      283,325
- -----------------------------------------------------------------------------------------------------------------------------------
Total                         $157,028      -            $2,294        $154,734   $612,599       $4,265        $1,015     $615,849

Proceeds from sale of investments available for sale during the year ended January 29, 1995 were $526,696,000. Gross gains of $1,638,000 and gross losses of $1,251,000 were realized on those sales.

Maturities of investment securities classified as available for sale were as follows at January 29, 1995 (in thousands):

                                   					Amortized Cost          Fair Value
Due within one year                     $  52,842               $ 52,323
Due after one year through five years      99,683                 98,022
Mortgage-backed securities not due
  at a single date                          4,503                  4,389
- ----------------------------------------------------------------------------
                                    					$157,028               $154,734
                                					===================================

Note EIGHT Commitments and Contingencies

At January 29, 1995, the Company was contingently liable for approximately $131,896,000 under outstanding letters of credit issued in connection with purchase commitments.

The Company has litigation arising from the normal course of business. In management's opinion this litigation will not materially affect the Company's consolidated results of operations.

Note NINE Acquisition of Interest in Canadian Company

Effective February 28, 1994, the Company entered into a partnership and, as a result, acquired 75 percent of Aikenhead's Home Improvement Warehouse which was operating seven warehouse-style home improvement stores in Toronto, London and Kitchener, Ontario, Canada. Subsequent to the acquisition, the partnership has opened five stores which include one store each in Edmonton and Calgary, Alberta and Toronto, Ontario, and two stores in Vancouver, British Columbia. At any time after the sixth anniversary of the purchase, the Company has the option to purchase, or the other partner has the right to cause the Company to purchase, the remaining 25 percent of the Canadian company. The option price is based on the lesser of fair market value or a value to be determined by an agreed-upon formula as of the option exercise date.

The purchase price paid for the 75 percent interest in the Canadian company was approximately $161,548,000 and was accounted for by the purchase method of accounting. Accordingly, results of the partnership's operations have been included with those of the Company from the date of acquisition. The excess purchase price over the estimated fair value of the net assets as of the acquisition date of $66,800,000 has been recorded as goodwill and will be amortized over 40 years. Proforma results of operations did not have a significant impact on historical results of the Company and, therefore, are not presented.

Note TEN Quarterly Financial Data (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the fiscal years ended January 29, 1995 and January 30, 1994 (in thousands, except per share data):

                                                                                                      		Net earnings
                                                 							Percent                                         per common
                                                 							increase in                                     and common
                                                 							comparable      Gross           Net             equivalent
                                     			Net sales       store sales     profit          earnings        share
				                                   	-------------------------------------------------------------------------------
Fiscal year ended January 29, 1995:
     First Quarter                      $  2,872,129            7%     $   808,757     $139,734        $ .31
     Second Quarter                        3,287,036            6%         895,817      178,014          .39
     Third Quarter                         3,240,050            9%         880,568      140,774          .31
     Fourth Quarter                        3,077,482            8%         900,351      145,979          .32
                                     			-------------------------------------------------------------------------------------
	                                   				$ 12,476,697            8%     $ 3,485,493     $604,501        $1.32
                                     			=====================================================================================

Fiscal year ended January 30, 1994:
     First Quarter                      $  2,180,218            7%     $   601,700     $106,799        $ .24
     Second Quarter                        2,453,756            9%         661,834      134,504          .30
     Third Quarter                         2,317,372            6%         626,186      103,418          .23
     Fourth Quarter                        2,287,417            6%         663,659      112,680          .25
			                                     -------------------------------------------------------------------------------------
                                   					$  9,238,763            7%     $ 2,553,379     $457,401        $1.01
                                    			 =====================================================================================

Independent Auditors' Report

The Board of Directors and Stockholders
The Home Depot, Inc.:

We have audited the accompanying consolidated balance sheets of The Home Depot, Inc. and subsidiaries as of January 29, 1995 and January 30, 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended January 29, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Home Depot, Inc. and subsidiaries as of January 29, 1995 and January 30, 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended January 29, 1995 in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP

Atlanta, Georgia
March 10, 1995