Form 10-K, Exhibit 13
period 1996-01-28
HOME DEPOT INC
filed 1996-04-08
CIK 354950


Ten Year Selected Financial and Operating Highlights
The Home Depot, Inc. and Subsidiaries
Amounts in thousands, except where noted


			      5 Year Annual    10 Year Annual
			      Compound         Compound
			      Growth Rate      Growth Rate       1995         1994        1993       1992        1991
- ----------------------------------------------------------------------------------------------------------------------------

Statement of Earnings Data
Net sales                     32.3%            36.3%            $15,470,358   $12,476,697 $9,238,763 $7,148,436  $5,136,674
Net sales increase - %        -                -                       24.0          35.0       29.2       39.2        34.6
Earnings before taxes         35.7             58.9               1,195,303       979,751    736,871    575,973     396,120
Net earnings                  35.0             56.6                 731,523       604,501    457,401    362,863     249,150
Net earnings increase   - %   -                -                       21.0          32.2       26.1       45.6        52.5
Net earnings per share ($)    27.9             48.3                    1.54          1.32       1.01        .82         .60
Net earnings per share
  increase  - %               -                -                       16.7          30.5       23.2       36.7        33.3
Weighted average number
  of shares                   5.7              6.5                  477,977       475,947    453,037    444,989     415,997
Gross margin - % to sales     -                -                       27.7          27.9       27.7       27.6        28.1
Store selling and
  operating - % to sales      -                -                       18.0          17.8       17.6       17.4        18.1
Pre-opening - % to sales      -                -                         .4            .4         .4         .4          .3
General and
  administrative- %to sales   -                -                        1.7           1.8        2.0        2.1         2.3
Net interest (expense)
  income - % to sales         -                -                        (.1)          (.1)        .3         .4          .3
Earnings before taxes
  - % to sales                -                -                         7.7          7.8        8.0        8.1         7.7
Net earnings - % to sales     -                -                         4.7          4.8        5.0        5.1         4.8

- ----------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data and Financial Ratios
Total assets                  35.0%            34.5%             $ 7,354,033  $ 5,778,041 $4,700,889 $3,931,790  $2,510,292
Working capital               33.1             30.0                1,255,487      918,724    993,963    807,028     623,937
Mdse. inventories             33.8             30.5                2,180,318    1,749,312  1,293,477    939,824     662,257
Net property and equipment    38.4             39.4                4,461,024   3,397,237   2,370,904  1,607,984   1,254,774
Long-term debt                6.3              13.7                  720,080      983,369    874,048    843,672     270,575
Stockholders' equity          48.8             49.6                4,987,766    3,442,223  2,814,100  2,304,081   1,691,212
Book value per share ($)      40.2             40.4                    10.45         7.59       6.26       5.20        4.01
Long-term debt to
  equity - %                  -                -                        14.4         28.6       31.1       36.6        16.0
Current ratio                 -                -                      1.89:1       1.76:1     2.02:1     2.07:1      2.17:1
Inventory turnover            -                -                        5.5x         5.7x       5.9x       6.3x        6.1x
Return on average equity - %  -                -                        17.4         19.3       17.9       18.1        18.5


- ----------------------------------------------------------------------------------------------------------------------------
Statement of Cash Flows Data
Depreciation and
  amortization                39.4%            42.6% $               181,205  $   129,609 $   89,839 $   69,536   $   52,283
Capital expenditures          26.7             29.4                1,308,375    1,220,180    900,452    437,278      432,198
Cash dividends per share ($)  -                -                          .19         .15        .11        .08          .05

- ----------------------------------------------------------------------------------------------------------------------------
Customer and Store Data
Number of states              20.9%            16.0%                       31          28         23         19           15
Number of Canadian provinces  -                -                            3           3          -          -            -
Number of stores              23.9             23.8                       423         340        264         214         174
Square footage at year-end    27.3             27.2                    44,356      35,133     26,383      20,897      16,480
Change in square footage - %  -                -                         26.3        33.2       26.3        26.8        24.1
Average square footage
  per store                   -                -                          105         103        100          98          95
Number of customer
  transactions                26.9             31.8                    370,317     302,181    236,101     189,493     146,221
Average sale per
  transaction ($)             4.2              3.3                       41.78       41.29      39.13       37.72       35.13
Number of employees           30.3             31.1                     80,800      67,300     50,600      38,900      28,000

- ----------------------------------------------------------------------------------------------------------------------------
Other Data
Average total company
  weekly sales                32.8%            36.3%             $    297,507 $    239,936 $  177,669 $  137,470 $     98,782
Weighted average weekly
  sales per operating store   6.8              8.7                        787          802        764        724          633
Comparable store sales
  increase - % (2)            -                -                            3            8          7         15           11
Weighted average sales
  per square foot ($) (2)     3.9              5.7                        390          404        398        387          348
Net advertising
  expense - % to sales        -                -                           .5           .5         .5         .5           .7

(1) Fiscal year 1990 consisted of 53 weeks, all other years reported consisted of 52 weeks.
(2) Adjusted to reflect the first 52 weeks of the 53-week fiscal year in 1990.


Management's Discussion and Analysis of
Results of Operations and Financial Condition
THE HOME DEPOT, INC. AND SUBSIDIARIES


The data below reflect selected sales data, the percentage relationship between sales and major categories in the Consolidated Statement of
Earnings and the percentage change in the dollar amounts of each of the items.
											Percentage
											Increase (Decrease)
											of Dollar Amounts
						    Fiscal Year(1)                      ------------------------
						    --------------                      1995            1994
					1995            1994            1993            vs. 1994        vs. 1993
					------------------------------------------------------------------------
Selected Consolidated Statements of
   Earnings Data
Net Sales                               100.0%          100.0%          100.0%          24.0%           35.0%
- -----------------------------------------------------------------------------------------------------------------
Gross Profit                            27.7            27.9            27.7            23.0            36.5
- -----------------------------------------------------------------------------------------------------------------
Operating Expenses:
   Selling and Store Operating          18.0            17.8            17.6            25.6            36.4
   Pre-Opening                          0.4             0.4             0.4             2.0             39.4
   General and Administrative           1.7             1.8             2.0             16.9            24.6
- -----------------------------------------------------------------------------------------------------------------
      Total Operating Expenses          20.1            20.0            20.0            24.3            35.3
- -----------------------------------------------------------------------------------------------------------------
      Operating Income                  7.6             7.9             7.7             19.5            39.7

Interest Income (Expense):
   Interest and Investment Income       0.1             0.2             0.6             (31.3)          (53.2)
   Interest Expense                     -               (0.3)           (0.3)           (88.5)          17.0
- -----------------------------------------------------------------------------------------------------------------
      Interest, Net                     0.1             (0.1)           0.3             (307.7)         (124.7)
- -----------------------------------------------------------------------------------------------------------------
      Earnings Before Income Taxes      7.7             7.8             8.0             22.0            33.0
Income Taxes                            3.0             3.0             3.0             23.6            34.3
- -----------------------------------------------------------------------------------------------------------------
      Net Earnings                      4.7%            4.8%            5.0%            21.0%           32.2%
- -----------------------------------------------------------------------------------------------------------------

Selected Consolidated Sales Data
Number of Transactions          370,317,000     302,181,000     236,101,000             22.5%           28.0%
Average Amount of Sale
  Per Transaction                  $  41.78        $  41.29        $  39.13             1.2             5.5
Weighted Average Weekly Sales
  Per Operating Store              $787,000        $802,000        $764,000             (1.9)           5.0
Weighted Average Sales
  Per Square Foot                  $ 390.32        $ 404.04        $ 398.18             (3.4)           1.5
- -----------------------------------------------------------------------------------------------------------------

(1)Fiscal years 1995, 1994 and 1993 refer to the fiscal years ended January 28, 1996, January 29, 1995 and
January 30, 1994, respectively.

Results Of Operations

For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere in this annual report.

Fiscal Year Ended January 28, 1996 Compared to January 29, 1995

Sales for fiscal year 1995 increased 24% from $12,476,697,000 in fiscal 1994 to $15,470,358,000. This increase was attributable to, among other things, 83 new store openings, five store relocations, a 3% comparable store-for-store sales increase and full year sales from the 69 new store openings during fiscal 1994.

Gross profit as a percent of sales was 27.7% for fiscal 1995 compared to 27.9% for fiscal 1994. This lower gross profit percentage resulted primarily from maintaining competitive pressure in many markets as well as changes in merchandise mix.

Operating expenses as a percent of sales increased to 20.1% for fiscal 1995 compared to 20.0% in fiscal 1994. Selling and store operating expenses as a percent of sales increased to 18.0% in fiscal 1995 compared to 17.8% in fiscal 1994. This increase was attributable to, among other things, higher store payroll expenses due to higher average hourly wage rates resulting from a greater percentage of long-term associates versus new hires and higher credit card costs due to a greater percentage of credit sales. The increase in selling and store operating expenses as a percent of sales was partially offset by lower general and administrative expenses as a percent of sales due to continued emphasis on controlling costs.

Interest and investment income as a percent of sales decreased to 0.1% in fiscal 1995 compared to 0.2% during fiscal 1994. This decrease was attributable to a lower investment base due to the utilization of funds for capital expansion, partially offset by higher yields. Interest expense as a percent of sales decreased to 0.0% for fiscal 1995 compared to 0.3% for fiscal 1994.
This decrease was attributable to the conversion to common stock of the 4-1/2%
Convertible Subordinated Notes on March 31, 1995 and higher capitalized interest.

The Company's combined Federal and state effective income tax rate was 38.8% for fiscal 1995 compared to 38.3% for fiscal 1994. This increase was attributable to lower tax-advantaged investments, a higher effective state income tax rate and the expiration of targeted job tax credits.

Net earnings as a percent of sales was 4.7% for fiscal 1995 compared to 4.8% for fiscal 1994, reflecting lower gross profits, higher operating expenses and a higher effective income tax rate, partially offset by lower interest expense, as described above. Earnings per share was $1.54 for fiscal 1995 compared to $1.32 for fiscal 1994.

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

The Company's combined Federal and state effective income tax rate was 38.3% for fiscal 1994 compared to 38.2% in fiscal 1993, before cumulative effect of change in accounting principle. This increase was attributable to lower tax-advantaged investments. The Company implemented SFAS 109 "Accounting for
Income Taxes" during fiscal 1993 which reduced the combined Federal and state effective income tax rate to 37.9% in fiscal 1993.

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

The Company plans to open approximately 90 to 95 new stores and relocate six existing stores during fiscal 1996. It is anticipated that approximately 80% of these locations will be owned and the balance will be leased. The Company also plans to open approximately 123 stores, including relocations, in fiscal
1997. Although some of these locations may be newly leased, it is expected that most will be obtained during fiscal 1996 through the purchase of pre-existing leasehold interests, the acquisition of land parcels and the construction or purchase of buildings. While the cost of new stores to be constructed and owned by the Company varies widely, principally due to land costs, new store costs are currently estimated to average approximately
$12,900,000 per location. In addition, the Company may purchase leasehold interests at varying amounts depending on the value of such properties. The cost to remodel and fixture stores to be leased is expected to average approximately $3,000,000 per store. In addition, each new store will require approximately $3,200,000 to finance inventories, net of vendor financing.

During fiscal 1995, the Company expanded its commercial paper program up to a maximum of $800,000,000 of which $620,000,000 was outstanding as of January 28, 1996. In connection with the program, the Company has a back-up credit facility with a consortium of banks for up to $800,000,000. The facility expires in December 2000. The facility contains various restrictive covenants, none of which is expected to impact the Company's liquidity or capital resources.

As of January 28, 1996, the Company had $108,025,000 in cash and cash equivalents and short-term investments as well as $25,436,000 in long-term investments. Management believes that its current cash position, the proceeds from short-term and long-term investments, internally generated funds, its commercial paper program, and/or the ability to obtain alternate sources of financing should enable the Company to complete its capital expenditure programs, including store expansion and renovation, through the next several fiscal years.

Recent Accounting Pronouncements

In October 1995, Statement of Financial Accounting Standards No. 123,
"Accounting for Stock-Based Compensation" (SFAS 123) was issued. SFAS 123 encourages companies to adopt a fair value based method of accounting for stock-based compensation plans in place of the intrinsic value based method provided for by Accounting Principles Board Opinion No. 25, "Accounting for
Stock Issued to Employees" (APB 25). Companies which continue to apply the provisions of APB 25 must make pro forma disclosures in the notes to their financial statements of net income and earnings per share as if the fair value based method of accounting defined in SFAS 123 had been applied.
The Company plans to adopt SFAS 123 in fiscal year 1996 on a pro forma disclosure basis.

In March 1995, Statement of Financial Accounting Standards No. 121,
"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121) was issued. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, or to be disposed of. The Company does not believe the adoption of SFAS 121 in fiscal year 1996 will have a significant impact on the Company's financial condition or results of operations.

Impact of Inflation and Changing Prices

Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on sales or results of operations.


Consolidated Statements of Earnings
THE HOME DEPOT, INC. AND SUBSIDIARIES
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA


                                               								Fiscal Year Ended
                                                							-------------------------------------------
                                                							January 28,     January 29,     January 30,
                                                							1996            1995            1994

- ----------------------------------------------------------------------------------------------------
Net Sales                                              $15,470,358     $12,476,697     $9,238,763
Cost of Merchandise Sold                                11,184,772       8,991,204      6,685,384
- ----------------------------------------------------------------------------------------------------
		Gross Profit                                           4,285,586       3,485,493      2,553,379
- ----------------------------------------------------------------------------------------------------
Operating Expenses:
	Selling and Store Operating                             2,783,926       2,216,540      1,624,920
	Pre-Opening                                                52,342          51,307         36,816
	General and Administrative                                269,464         230,456        184,954
- ----------------------------------------------------------------------------------------------------
		Total Operating Expenses                               3,105,732       2,498,303      1,846,690
- ----------------------------------------------------------------------------------------------------
		Operating Income                                       1,179,854         987,190        706,689
- ----------------------------------------------------------------------------------------------------
Interest Income (Expense):
	Interest and Investment Income                             19,597          28,510         60,896
	Interest Expense (note 2)                                  (4,148)        (35,949)       (30,714)
- ----------------------------------------------------------------------------------------------------
		Interest, Net                                             15,449          (7,439)        30,182
- ----------------------------------------------------------------------------------------------------
		Earnings Before Income Taxes                           1,195,303         979,751        736,871
Income Taxes (note 3)                                      463,780         375,250        279,470
- ----------------------------------------------------------------------------------------------------
		Net Earnings                                          $  731,523     $   604,501     $  457,401
- ----------------------------------------------------------------------------------------------------
Earnings Per Common and Common Equivalent Share         $     1.54     $      1.32     $     1.01
- ----------------------------------------------------------------------------------------------------
Weighted Average Number of Common
	and Common Equivalent Shares                              477,977         475,947        453,037
- ----------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


Consolidated Balance Sheets
THE HOME DEPOT, INC. AND SUBSIDIARIES
AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA


                                                 								January 28,             January 29,
                                                 								1996                    1995
- -----------------------------------------------------------------------------------------------------
Assets
Current Assets:
	Cash and Cash Equivalents                               $       53,269          $       1,154
	Short-Term Investments, including current
	maturities of long-term investments (note 7)                    54,756                 56,712
	Receivables, Net                                               325,384                272,225
	Merchandise Inventories                                      2,180,318              1,749,312
	Other Current Assets                                            58,242                 53,560
- -----------------------------------------------------------------------------------------------------
		Total Current Assets                                        2,671,969              2,132,963
- -----------------------------------------------------------------------------------------------------
Property and Equipment, at cost:
	Land                                                         1,510,619              1,167,063
	Buildings                                                    1,885,742              1,311,806
	Furniture, Fixtures and Equipment                              857,082                634,173
	Leasehold Improvements                                         314,933                273,015
	Construction in Progress                                       308,365                289,157
	Capital Leases (notes 2 and 5)                                  92,154                 72,054
- -----------------------------------------------------------------------------------------------------
                                                 								     4,968,895              3,747,268
	Less Accumulated Depreciation and Amortization                 507,871                350,031
- -----------------------------------------------------------------------------------------------------
		Net Property and Equipment                                  4,461,024              3,397,237
Long-Term Investments (note 7)                                   25,436                 98,022
Notes Receivable                                                 54,715                 32,528
Cost in Excess of the Fair Value of Net Assets Acquired,
	net of accumulated amortization of $10,536 at
	January 28, 1996 and $8,064 at January 29, 1995                 87,238                 88,513
Other                                                            53,651                 28,778
- -----------------------------------------------------------------------------------------------------
                                                 								    $7,354,033             $5,778,041
- -----------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities:
	Accounts Payable                                            $  824,808             $  681,291
	Accrued Salaries and Related Expenses                          198,208                192,151
	Sales Taxes Payable                                            113,066                101,011
	Other Accrued Expenses                                         242,859                208,377
	Income Taxes Payable                                            35,214                  8,717
	Current Installments of Long-Term Debt (notes 2, 5 and 6)        2,327                 22,692
- -----------------------------------------------------------------------------------------------------
		Total Current Liabilities                                   1,416,482              1,214,239
- -----------------------------------------------------------------------------------------------------
Long-Term Debt, excluding current
  installments (notes 2, 5 and 6)                               720,080                983,369
Other Long-Term Liabilities                                     115,917                 67,953
Deferred Income Taxes (note 3)                                   37,225                 19,258
Minority Interest (note 9)                                       76,563                 50,999
Stockholders' Equity (notes 2 and 4):
	Common Stock, par value $0.05. Authorized: 1,000,000,000
	shares; issued and outstanding -
	477,106,000 shares at January 28, 1996 and 453,365,000
	shares at January 29, 1995                                      23,855                 22,668
	Paid-in Capital                                              2,407,815              1,526,463
	Retained Earnings                                            2,579,059              1,937,284
	Cumulative Translation Adjustments                              (6,131)               (10,887)
	Unrealized Loss on Investments, Net                                (47)                (1,495)
- -----------------------------------------------------------------------------------------------------
                                                 								     5,004,551              3,474,033
	Less: Notes Receivable From ESOP (note 6)                       16,539                 31,810
	      Shares Held in Employee Benefit Trust                        246                  -
- -----------------------------------------------------------------------------------------------------
	Total Stockholders' Equity                                   4,987,766              3,442,223
- -----------------------------------------------------------------------------------------------------
Commitments and Contingencies (notes 5, 8 and 9)
                                                 								    $7,354,033             $5,778,041
- -----------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


Consolidated Statements of Stockholders' Equity
THE HOME DEPOT, INC. AND SUBSIDIARIES
FISCAL YEARS ENDED JANUARY 28, 1996, JANUARY 29, 1995 AND JANUARY 30, 1994
AMOUNTS IN THOUSANDS, EXCEPT PERSHARE DATA

									                                                                     Cumula-   Unreal-
                                                              									       tive      ized                  Shares
                                                              									       Transla-  Loss on               Held in  Total
                            				      Common Stock                            tion      Invest-   Notes       Employee Stock-
                            				      -------------    Paid-in     Retained   Adjust-   ments,    Receivable  Benefit  holders
                            				      Shares  Amount   Capital     Earnings   ments     Net       from ESOP   Trust    Equity

- ---------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1993             443,585 $22,179  $1,339,821  $  993,517 $      -  $      -  $(51,436)   $    -   $2,304,081

Shares Sold Under Employee Stock
	Purchase and Option Plans,
	Net of Retirements (note 4)            5,779     289      76,500           -        -         -         -         -       76,789
Tax Effect of Sale of Option Shares
	by Employees                               -       -      19,708           -        -         -         -         -       19,708
Cumulative Translation Adjustments          -       -           -           -     (121)        -         -         -         (121)
Repayments of Notes Receivable
	from ESOP (note 6)                         -       -           -           -        -         -     6,585         -        6,585
Net Earnings                                -       -           -     457,401        -         -         -         -      457,401
Cash Dividends ($.11 per share)             -       -           -     (50,343)       -         -         -         -      (50,343)
- ---------------------------------------------------------------------------------------------------------------------------------
Balance, January 30, 1994             449,364 $22,468  $1,436,029  $1,400,575 $   (121) $      -  $(44,851)  $     -   $2,814,100
- ---------------------------------------------------------------------------------------------------------------------------------

Shares Sold Under Employee Stock
	Purchase and Option Plans,
	Net of Retirements (note 4)            4,001     200      77,720           -        -         -         -         -       77,920
Tax Effect of Sale of Option Shares
	by Employees                               -       -      12,709           -        -         -         -         -       12,709
Cumulative Translation Adjustments          -       -           -           -  (10,766)        -         -         -      (10,766)
Repayments of Notes Receivable
	from ESOP (note 6)                         -       -           -           -        -         -    13,041         -       13,041
Conversion of 4H% Convertible
	Subordinated Notes, Net (note 2)           -       -           5           -        -         -         -         -            5
Unrealized Loss on Investments,
	Net (note 7)                               -       -           -           -        -    (1,495) -      -    (1,495)
Net Earnings                                -       -           -     604,501        -         -         -         -      604,501
Cash Dividends ($.15 per share)             -       -           -     (67,792)       -         -         -         -      (67,792)
- ---------------------------------------------------------------------------------------------------------------------------------
Balance, January 29, 1995             453,365 $22,668  $1,526,463  $1,937,284 $(10,887)  $(1,495) $(31,810)   $    -   $3,442,223
- ---------------------------------------------------------------------------------------------------------------------------------

Shares Sold Under Employee Stock
	Purchase and Option Plans,
	Net of Retirements (note 4)            2,967     148      68,310           -        -         -         -         -       68,458
Tax Effect of Sale of Option Shares
	by Employees                               -       -       9,728           -        -         -         -         -        9,728
Cumulative Translation Adjustments          -       -           -           -    4,756         -         -         -        4,756
Repayments of Notes Receivable
	from ESOP (note 6)                         -       -           -           -        -         -    15,271         -       15,271
Conversion of 4H% Convertible
	Subordinated Notes,
	Net (note 2)                          20,774   1,039     803,314           -        -         -         -         -      804,353
Unrealized Gain on Investments, Net         -       -           -           -        -     1,448         -         -        1,448
Shares Purchased by
	Employee Benefit Trust                     -       -           -           -        -         -         -      (246)        (246)
Net Earnings                                -       -           -     731,523        -         -         -         -      731,523
Cash Dividends ($.19 per share)             -       -           -     (89,748)       -         -         -         -      (89,748)
- ---------------------------------------------------------------------------------------------------------------------------------
Balance, January 28, 1996             477,106 $23,855  $2,407,815  $2,579,059  $(6,131)  $   (47) $(16,539)    $(246)  $4,987,766
- ---------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


Consolidated Statements of Cash Flows
THE HOME DEPOT, INC. AND SUBSIDIARIES
AMOUNTS IN THOUSANDS


                                                        								Fiscal Year Ended
                                                 							-------------------------------------------
                                                 							January 28,     January 29,     January 30,
                                                 							1996            1995            1994
- ---------------------------------------------------------------------------------------------------
Cash Provided From Operations:
Net Earnings                                            $    731,523    $    604,501    $ 457,401
Reconciliation of Net Earnings to Net Cash
   Provided by Operations:
   Depreciation and Amortization                             181,205         129,609       89,839
   Deferred Income Tax Expense (Benefit)                      17,976          (2,468)      12,578
   Increase in Receivables, Net                              (69,907)        (69,023)     (36,658)
   Increase in Merchandise Inventories                      (429,270)       (405,197)    (353,653)
   Increase in Accounts Payable and Accrued Expenses         215,633         280,056      200,977
   Increase (Decrease) in Income Taxes Payable                36,159         (11,126)      36,143
   Other                                                      29,661         (10,870)     (10,120)
- ---------------------------------------------------------------------------------------------------
      Net Cash Provided by Operations                        712,980          515,482     396,507
- ---------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities:

Capital Expenditures, Net of $30,271, $31,183
   and $36,294 of non-cash capital expenditures
   in fiscal 1995, 1994 and 1993, respectively            (1,278,104)       (1,100,654)  (864,158)
Acquisition of Canadian Partnership Interest                       -          (161,548)         -
Proceeds from Sales of Property and Equipment                 29,357            49,718     35,070
Sales and Maturities of Short-Term Investments, Net           56,856            96,007     14,903
Purchase of Long-Term Investments                                  -           (94,442)  (840,361)
Proceeds from Maturities of Long-Term Investments              6,288            50,251    269,988
Proceeds from Sale of Long-Term Investments                   13,566           403,738    929,598
Advances Secured by Real Estate, Net                          (4,955)            2,650      5,681
      Net Cash Used in Investing Activities               (1,176,992)         (754,280)  (449,279)

Cash Flows From Financing Activities:

Proceeds from Commercial Paper                               520,000           100,000          -
Repayments of Notes Receivable from ESOP                      15,271            13,041      6,585
Principal Repayments of Long-Term Debt                       (22,817)           (2,175)    (2,006)
Proceeds from Sale of Common Stock, Net                       68,458            77,926     76,789
Cash Dividends Paid to Stockholders                          (89,748)          (67,792)   (50,343)
Minority Interest Contributions to Partnership                24,577            19,031          -
- ---------------------------------------------------------------------------------------------------
      Net Cash Provided by Financing Activities              515,741           140,031     31,025
- ---------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash                          386               (76)         -
Increase (Decrease) in Cash and Cash Equivalents              52,115           (98,843)   (21,747)
Cash and Cash Equivalents at Beginning of Year                 1,154            99,997    121,744
- ---------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year               $      53,269    $        1,154  $  99,997
- ---------------------------------------------------------------------------------------------------

Supplemental Disclosure of Cash Payments Made For:
   Interest (net of interest capitalized)              $      21,685    $       30,537  $  28,778
   Income Taxes                                        $     407,643    $      393,915  $ 228,968
- ---------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


Notes to Consolidated Financial Statements

THE HOME DEPOT, INC. AND SUBSIDIARIES

NOTE One Summary of Significant Accounting Policies

The Home Depot operates full-service, warehouse-style stores averaging approximately 105,000 square feet in size. The stores stock approximately 40,000 to 50,000 different kinds of building materials, home improvement supplies and lawn and garden products which are sold primarily to do-it-yourselfers, but also to home improvement, construction, and building maintenance professionals. At the end of fiscal 1995, The Home Depot operated 404 stores in 31 states in the United States and 19 stores in three Canadian provinces. Included in the Company's Consolidated Balance Sheet at January 28, 1996 are $293,971,000 of net assets of the Canadian operations.

Fiscal Year - The Company's fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31. Fiscal years 1995, 1994 and 1993, which ended January 28, 1996, January 29, 1995 and January 30, 1994 respectively, consisted of 52 weeks.

Basis of Presentation - The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and majority owned partnership. All significant intercompany transactions have been eliminated in consolidation.

Cash Equivalents - The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are primarily cash equivalents carried at fair market value and consist of preferred stocks, commercial paper, money market funds and U.S. government agency securities.

Investments - Effective January 31, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS No. 115) "Accounting for Certain Investments in Debt & Equity Securities" which was effective for fiscal years beginning after December 15, 1993. The Company classifies its investments into one of three categories: trading, held to maturity, or available for sale. Trading securities, which are bought and held primarily for the purpose of selling them in the near term, are recorded at fair value with gains and losses included in earnings. Held to maturity securities, which are securities that the Company has the ability and the intent to hold until maturity, are recorded at amortized cost and adjusted for amortization or accretion of premiums or discounts. The Company's short-term and long-term investments, consisting primarily of debt securities, have been designated as being held available for sale, and accordingly, are reported at fair value. Unrealized gains and losses on securities classified as available for sale are reported as a separate component of stockholders' equity until realized. The cost of investments sold is determined using the specific identification method. Estimated market values of investments are based on quoted market prices on the last business day of the fiscal year. A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

In fiscal year 1993, the Company valued its short-term investments, consisting of primarily debt securities, at amortized cost which approximated market. Certain long-term investments designated as available for sale were recorded at lower of amortized cost or market. The Company's remaining investments classified as held to maturity were valued at amortized cost.

Merchandise Inventories - Inventories are stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method.

Income Taxes - The Company provides for Federal and state income taxes currently payable as well as for those deferred because of timing differences between reporting income and expenses for financial statement purposes and income and expenses for tax purposes. Targeted jobs tax credits were recorded as a reduction of income taxes.

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

Depreciation and Amortization - The Company's buildings, furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter. The Company's property and equipment is depreciated using the following estimated useful lives:


                                   					Life
- ---------------------------------------------------
Buildings                               10-45 years
Furniture, fixtures and equipment       5-20 years
Leasehold improvements                  8-30 years


The cost in excess of the fair value of net assets acquired is being amortized on a straight-line basis over 40 years. The cost of purchased software and associated consulting fees is amortized on a straight-line basis over periods ranging from three to five years.

Notes Receivable - Notes receivable which are issued to real estate developers in connection with development and construction of stores and underlying real estate are recorded at cost, less an allowance for impaired notes receivable when necessary.

Store Pre-Opening Costs - Non-capital expenditures associated with opening new stores are charged to expense as incurred.

Store Closing Costs - When a store is relocated or closed, estimated unrecoverable costs are charged to expense. Such costs include the estimated loss on sale of land and building, the book value of abandoned fixtures, equipment, leasehold improvements and a provision for the present value of future lease obligations, less estimated sub-rental income.

Earnings Per Common and Common Equivalent Share - Earnings per common and common equivalent share are based on the weighted average number of shares and equivalent shares outstanding. Common equivalent shares used in the calculation of earnings per share represent options to purchase shares granted under the Company's employee stock option and stock purchase plans.

The Company's 41/2% Convertible Subordinated Notes (the "41/2% Notes"), issued in 1992, were common stock equivalents prior to their conversion in March 1995. For the 1995 and 1994 fiscal years the Notes were dilutive and are assumed to be converted as of the beginning of the accounting periods for purposes of calculating earnings per share. Earnings per share is calculated by dividing net earnings, adjusted for tax-effected net interest and issue costs on the Notes, by weighted average common and common equivalent shares. The weighted average number of common and common equivalent shares include shares issuable under the Company's stock plans and the 20,774,000 shares issued upon conversion of the Notes. In fiscal year 1993, the 41/2% Notes were dilutive but had no impact on earnings per share.

Cost in Excess of the Fair Value of Net Assets Acquired - Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over a 40 year period. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining useful life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

Employee Stock Ownership Plan - For all shares purchased by the Employee Stock Ownership Plan (ESOP) prior to December 31, 1992, the Company's contributions to the ESOP are determined based on the ESOP's cost of the shares released to the employees. For shares purchased after December 31, 1992, the Company's contributions to the ESOP will be determined based on the fair value of the shares released to the employees as of the release date.

Foreign Currency Translation - The local currency has been used as the functional currency in Canada. The assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rate of exchange existing at year-end and revenues and expenses are translated at the average monthly exchange rates. The translation gains and losses are included as a separate component of stockholders' equity. Transaction gains and losses included in income are not material.

Use of Estimates - Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

Reclassifications - Certain balances in prior fiscal years have been reclassified to conform with the presentation adopted in the current fiscal year.

NOTE Two Long-Term Debt


The Company's long-term debt consists of the following (in thousands):

                                                 						January 28, 1996        January 29, 1995
- ----------------------------------------------------------------------------------------
4-1/2% Convertible Subordinated Notes,
  converted into shares of common stock
  of the Company at a conversion price
  of $38.75 per share during March 1995.               $     -          $   804,985

Commercial Paper, with a weighted average
  interest rate of 5.67% at January 28, 1996
  and 5.9% at January 29, 1995.                         620,000             100,000

Capital Lease obligations payable in varying
  installments through January 31, 2018
  (see note 5).                                          82,513              63,225

7.95% Unsecured Note, repaid on September 1,
  1995, incurred in connection with the
  establishment of a leveraged Employee Stock
  Ownership Plan and Trust (see note 6).                      -              20,000

Variable Rate Industrial Revenue Bonds, secured
  by letters of credit or land, interest
  rates averaging 3.7% during fiscal 1995,
  payable in varying installments through 1999,
  $3,000 payable on December 1, 2010 and
  $5,200 payable on September 1, 2011.                    9,367               9,966

Installment Notes Payable, interest imputed at
  rates between 8.0% and 11.5%, payable in
  varying installments through 2014.                     10,089                7,419

Other                                                       438                  466
- ----------------------------------------------------------------------------------------
     Total long-term debt                               722,407            1,006,061
     Less current installments                            2,327               22,692
- ----------------------------------------------------------------------------------------
     Long-term debt, excluding current installments    $720,080           $  983,369
- ----------------------------------------------------------------------------------------

During fiscal 1995, holders of the Company's 4H% Notes converted a total principal amount of $804,985,000 into 20,774,000 shares of the Company's common stock. As a result of this transaction, the total principal amount converted, net of unamortized expenses of the original debt issue, was credited to common stock at par and additional paid-in capital in the amount of $804,353,000. All of the 4H% Notes were redeemed for shares.

In January 1995, the Company established a $300,000,000 Commercial Paper program supported by a back-up credit facility with a maximum aggregate principal amount outstanding of $300,000,000. In December 1995, the Company amended the Commercial Paper program and the back-up credit facility to increase the maximum amount available to $800,000,000. The back-up credit facility expires December 20, 2000. The Commercial Paper borrowings are classified as long-term as it is the Company's intention to refinance them on a long-term basis. Covenants related to the back-up credit facility place limitations on total Company indebtedness, subsidiary indebtedness and on liens. As of January 28, 1996, the Company was in compliance with all restrictive covenants.

The restrictive covenants related to letter of credit agreements securing the industrial revenue bonds are no more restrictive than those referenced or described above.

Interest expense in the accompanying consolidated statements of earnings is net of interest capitalized of $20,767,000 in fiscal 1995, $17,559,000 in fiscal 1994 and $13,912,000 in fiscal 1993.

Maturities of long-term debt are $2,327,000 for fiscal 1996, $1,698,000 for fiscal 1997, $5,030,000 for fiscal 1998, $6,116,000 for fiscal 1999 and
$621,848,000 for fiscal 2000.

The estimated fair value of commercial paper borrowings approximate their carrying value. The estimated fair value of all other long-term borrowings was approximately $129,340,000 as compared to its carrying value of $102,407,000. These fair values were estimated using a discounted cash flow analysis based on the Company's incremental borrowing rate for similar liabilities.

NOTE Three Income Taxes

As discussed in Note 1, the Company adopted SFAS 109 as of February 1, 1993. The cumulative effect of this change in accounting for income taxes, which resulted in a tax benefit of $2,130,000, was determined as of February 1, 1993, and has been reflected in the consolidated statement of earnings for the fiscal year ended January 30, 1994.

The provision for income taxes from operations consists of the following (in thousands):


                                      					Fiscal Year Ended
		                      ---------------------------------------------------------
		                      January 28, 1996    January 29, 1995    January 30, 1994
Current:
     Federal            $391,111                $330,232        $236,888
     State                54,693                  47,486          32,134
- -----------------------------------------------------------------------------
			                      445,804                 377,718         269,022
- -----------------------------------------------------------------------------
Deferred:
     Federal              15,021                  (1,875)         10,212
     State                 2,955                    (593)          2,366
- -----------------------------------------------------------------------------
			                       17,976                  (2,468)         12,578
- -----------------------------------------------------------------------------
	  Total                $463,780                $375,250        $281,600
- -----------------------------------------------------------------------------


The Company's combined Federal and state effective tax rate from operations for fiscal years 1995, 1994 and 1993, net of offsets generated by targeted jobs tax credits, were approximately 38.8%, 38.3% and 38.2%, respectively. The 1995, 1994 and 1993 fiscal year effective tax rates include the effect of the corporate Federal tax rate increase from 34% to 35% enacted into law during the Company's 1993 fiscal year. A reconciliation of income tax expense from operations at the Federal statutory rate of 35% to actual tax expense from operations for the applicable fiscal years follows (in thousands):


					                                      Fiscal Year Ended
		                      ---------------------------------------------------------
		                      January 28, 1996    January 29, 1995    January 30, 1994
- -----------------------------------------------------------------------------
Income taxes at
  Federal statutory
  rate                  $418,356                $342,913        $257,905
State income taxes,
  net of Federal income
  tax benefit             37,471                  30,480          22,425
Other, net                 7,953                   1,857           1,270
- -----------------------------------------------------------------------------
	  Total                $463,780                $375,250        $281,600
- -----------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of January 28, 1996 and January 29, 1995 are as follows (in thousands):


						                                           Fiscal Year Ended
                                   					----------------------------------------
                                   					January 28, 1996        January 29, 1995
- --------------------------------------------------------------------------------
Deferred Tax Assets:
     Accrued self-insurance liabilities $   54,489              $ 40,906
     Other accrued liabilities              36,359                28,061
- ---------------------------------------------------------------------------------
	Net deferred tax assets                    90,848                68,967
- ---------------------------------------------------------------------------------
Deferred Tax Liabilities:
     Accelerated depreciation             (110,342)              (77,061)
     Other                                 (17,731)              (11,164)
- ---------------------------------------------------------------------------------
	Total gross deferred liabilities         (128,073)              (88,225)
	Net deferred tax liability             $  (37,225)             $(19,258)
- ---------------------------------------------------------------------------------

No valuation allowance was recorded against the deferred tax assets at January 28, 1996, January 29, 1995 or January 30, 1994. The Company's management believes the existing net deductible temporary differences comprising the total gross deferred tax assets will reverse during periods in which the Company generates net taxable income.

NOTE Four Employee Stock Plans

The Company has stock option plans that provide for the granting of incentive and non-qualified options to purchase the Company's common stock to selected key associates, officers and directors.

Under the Employee Incentive Stock Option Plan of 1981, options for 43,362,139 shares, net of cancellations (of which 42,726,972 had been exercised), have been granted at $.16 to $18.83 per share as of January 28, 1996. Such options may be exercised at the rate of 25% per year commencing with the first anniversary date of the grant and expire after five years. The Plan expired on June 1, 1991 and the shares available for grant were carried over to the 1991 Omnibus Stock Option Plan.

Under the Non-Qualified Stock Option Plan of 1984, options for 679,124 shares, net of cancellations (of which 597,409 had been exercised), have been granted at $1.53 to $9.86 per share as of January 28, 1996. Such options may be exercised at varying rates commencing on the first anniversary date of the grant and expire on the tenth anniversary date of the grant. The Plan expired on June 1, 1991 and the shares available for grant were carried over to the 1991 Omnibus Stock Option Plan.

The provisions of the 1991 Omnibus Stock Option Plan, which became effective June 1, 1991, authorize a maximum number of shares available for grant equal to the cumulative number of shares available the previous year plus one percent of the number of shares of common stock issued and outstanding at the beginning of each fiscal year the plan is in effect. Under the 1991 Omnibus Stock Option Plan, options for 10,070,801 shares, net of cancellations (of which 798,149 had been exercised), have been granted at $24.50 to $48.94 per share. As of January 28, 1996, the maximum number of shares available under this plan for future grants was 38,399,223.

The following summarizes shares outstanding under the plans at January 28, 1996, January 29, 1995, and January 30, 1994 and changes during the fiscal years then ended (in thousands of shares):


                                          						Number          Average
                                          						of Shares       Option Price
- ---------------------------------------------------------------------------------
Outstanding at January 31, 1993                 12,455          $14.89
     Granted                                     1,831           44.51
     Exercised                                  (4,307)           7.42
     Cancelled                                    (332)          24.92
- ---------------------------------------------------------------------------------
Outstanding at January 30, 1994                  9,647           23.50
     Granted                                     1,981           39.29
     Exercised                                  (2,631)          10.66
     Cancelled                                    (306)          35.35
- ---------------------------------------------------------------------------------
Outstanding at January 29, 1995                  8,691           30.57
     Granted                                     7,208           40.37
     Exercised                                  (1,921)          15.73
     Cancelled                                  (3,988)          43.43
- ---------------------------------------------------------------------------------
Outstanding at January 28, 1996                  9,990          $35.37
- ---------------------------------------------------------------------------------
     Exercisable                                 3,206          $31.22
- ---------------------------------------------------------------------------------

In addition, the Company had 6,287,906 shares available for future grants under the Employee Stock Purchase Plan at January 28, 1996. This plan enables the Company to grant substantially all full-time associates options to purchase up to 22,137,500 shares of common stock, of which 15,849,594 shares have been exercised from inception of the plan, at a price equal to 85% of the stock's fair market value at the date of grant. Shares purchased may not exceed the lesser of 20% of the associate's annual compensation, as defined, or $25,000 of common stock at its fair market value (determined at the time such option is granted) for any one calendar year. Associates pay for the shares ratably over a period of one year (the purchase period) through payroll deductions, and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an associate elects not to exercise such options, the full amount withheld is refundable. During fiscal 1995, options for 1,087,554 shares were exercised at an average price of $36.88 per share. At January 28, 1996, 885,053 options were outstanding, net of cancellations, at an average price of $34.03 per share.

NOTE Five Leases

The Company leases certain retail locations, office space, warehouse and distribution space, equipment and vehicles. While the majority of the leases are operating leases, certain retail locations are leased under capital leases. As leases expire, it can be expected that in the normal course of business, leases will be renewed or replaced.

During 1995, the Company entered into two operating lease agreements in which the Company will lease an import distribution facility, including its related equipment, and an office building for store support associates. The initial lease terms are five and seven years, respectively, with five five-year renewal options for the distribution facility and one five-year renewal option for the office building.

Both leases provide for substantial residual value guarantees and include purchase options at the higher of the cost or fair market value for the assets under the import distribution facility lease and at cost for the office building. The maximum amount of the residual value guarantees relative to the assets under these leases is projected to be $128,420,000. Once the leased assets are placed into service, the Company will estimate its liability under the residual value guarantees and will record additional rent expense on a straight-line basis over the remaining lease terms.

Total rent expense, net of minor sublease income for the fiscal years ended January 28, 1996, January 29, 1995 and January 30, 1994 amounted to $199,710,000, $164,381,000 and $137,252,000, respectively. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company under the building leases. Certain of the store leases provide for contingent rentals based on percentages of sales in excess of specified minimums. Contingent rentals for fiscal years ended January 28, 1996, January 29, 1995 and January 30, 1994 were approximately $9,068,000, $9,744,000 and $8,370,000, respectively.

The approximate future minimum lease payments under capital and operating leases at January 28, 1996 are as follows (in thousands):


Fiscal Year                             Capital Leases  Operating Leases
- ------------------------------------------------------------------------
1996                                     $  13,246       $  219,334
1997                                        13,246          220,023
1998                                        13,252          203,188
1999                                        13,320          192,166
2000                                        13,637          176,894
Thereafter                                  200,368       2,216,857
- ------------------------------------------------------------------------
                                   					    267,069      $3,228,462
                                 							 ----------
Less: Imputed interest                     (184,556)
- ----------------------------------------------------
   Net present value of capital
   lease obligations                         82,513
- ----------------------------------------------------
Less: Current installments                     (993)
- ----------------------------------------------------
   Long-term, excluding current
   installments                          $   81,520
- ----------------------------------------------------


On the Consolidated Balance Sheet the short-term and long-term obligations for capital leases are included in Current Installments of Long-term Debt and Long-term Debt, respectively. The assets under capital lease recorded at January 28, 1996 and January 29, 1995, net of amortization, in Net Property and Equipment amounted to $85,987,000 and $68,647,000, respectively.

NOTE Six Employee Stock Ownership Plan and Trust

During fiscal 1988, the Company established a leveraged Employee Stock Ownership Plan and Trust (ESOP) covering substantially all full-time associates. At January 28, 1996, the ESOP held a total of 7,197,042 shares of the Company's common stock in trust for plan participants. The ESOP purchased the shares in the open market with the proceeds of loans obtained from the Company during fiscal 1992, 1990 and 1989 totaling $81,442,000. Of that amount, the Company borrowed $20,000,000 during 1988 in a private placement (see note 2), which in turn was loaned to the ESOP for the purpose of purchasing the shares. The additional $61,442,000 loaned to the ESOP was funded by cash from operations of the Company. Loans totaling $16,539,000 to the ESOP are due and payable to the Company in varying amounts from 1996 through 2001.

The Company's Board of Directors authorized loans to the ESOP up to $90,000,000. The Company may advance funds to the ESOP so that the ESOP may purchase up to an additional $8,558,000 of the Company's common stock on the open market at prices the ESOP deems desirable.

The Company's common stock purchased by the ESOP is held in a "suspense account" as collateral for amounts loaned by the Company. The Company makes annual contributions to the ESOP at the discretion of its Board of Directors which the plan trustee is required to use to make loan interest and principal payments to the Company. When the Company commits to make contributions to the ESOP, a portion of the common stock is released from the "suspense account" and allocated to participating associates. As of January 28, 1996, 5,471,885 shares had been allocated to participating employees, 809,048 shares were committed to be released, and 916,109 shares were held in suspense by the trustee. Any dividends on unallocated shares are used to service the ESOP's debt, to pay expenses of the ESOP, to purchase additional shares of the Company's common stock or to purchase other investments. The unpaid portion of the ESOP's obligation to the Company is recorded as a reduction of stockholders' equity. The Company's contributions to the ESOP were $14,000,000, $12,500,000 and $6,000,000 for the fiscal years 1995, 1994 and
1993, respectively.

The Company adopted a non-qualified ESOP Restoration Plan in fiscal 1994. The primary purpose of the plan is to provide certain associates deferred compensation that they would have received under the ESOP if not for the maximum compensation limits under the Internal Revenue Code of 1986, as amended. The Company has established a "rabbi trust" to fund the benefits under the ESOP Restoration Plan. Compensation expensed for fiscal years 1995 and 1994 related to this plan was not material. Funds provided to the trust are primarily used to purchase shares of the Company's common stock on the open market.

NOTE Seven Investments
The Company's investments are all classified as available for sale and consisted of the following at January 28, 1996 and January 29, 1995 (in thousands):


                            				January 28, 1996                                        January 29, 1995
              		    -------------------------------------------------------------------------------------------------------------
                				            Gross           Gross                                   Gross           Gross
              		    Amortized   unrealized      unrealized      Fair    Amortized       unrealized      unrealized      Fair
		                  cost        gains           losses          value   cost            gains           losses          value
- ---------------------------------------------------------------------------------------------------------------------------------
Tax-exempt
  notes and bonds   $56,138     $14             $      20       $56,132 $  95,079       $       -       $1,431          $  93,648
U.S. Treasury
  securities            229             -               -           229         -               -            -                  -
U.S. government
  agency securities       -             -               -             -     13,000              -           296            12,704
Corporate
  obligations        13,901             -              70        13,831     13,900              -           139            13,761
Preferred stock      10,000             -               -        10,000     14,998              -           301            14,697
Corporate asset-
  backed securities       -             -               -             -      6,415              -           127             6,288
Other                     -             -               -             -     13,636              -             -            13,636
- ---------------------------------------------------------------------------------------------------------------------------------
		                   80,268            14              90        80,192    157,028              -         2,294           154,734
- ---------------------------------------------------------------------------------------------------------------------------------
  Short-term,
   including current
   maturities of
   long-term
   investments       54,751             7               2        54,756     57,345              -           633            56,712
  Long-term
   investments       25,517             7              88        25,436     99,683              -         1,661            98,022
- ---------------------------------------------------------------------------------------------------------------------------------
     Total          $80,268           $14             $90       $80,192   $157,028      $       -        $2,294          $154,734
- ---------------------------------------------------------------------------------------------------------------------------------


Proceeds from sales of investments available for sale during the year ended January 28, 1996 were $30,721,000. Gross gains of $790,000 and gross losses of $69,000 were realized on those sales. Proceeds from sales of investments available for sale for the year ended January 29, 1995 were $526,696,000. Gross gains of $1,638,000 and gross losses of $1,251,000 were realized on fiscal year 1994 sales.

Maturities of investment securities classified as available for sale were as follows at January 28, 1996 and January 29, 1995 (in thousands):


                                January 28, 1996                January 29, 1995
                            				--------------------------------------------------------
                            				Amortized       Fair            Amortized       Fair
                            				Cost            Value           Cost            Value
- ----------------------------------------------------------------------------------------
Due within one year             $54,751         $54,756          $ 52,842       $ 52,323
Due after one year
  through five years             25,517          25,436            99,683         98,022
Mortgage-backed securities
  not due at a single date            -               -             4,503          4,389
- ----------------------------------------------------------------------------------------
                            				$80,268         $80,192          $157,028       $154,734
- ----------------------------------------------------------------------------------------


NOTE Eight Commitments and Contingencies

At January 28, 1996, the Company was contingently liable for approximately $108,215,000 under outstanding letters of credit issued in connection with purchase commitments.

The Company is a defendant in a class action lawsuit claiming gender discrimination in the Company's Western Division. The action seeks injunctive and declaratory relief and damages. Discovery is in its early stages. While the ultimate results of this litigation cannot be determined, management does not expect that the resolution of this proceeding will have a material adverse effect on the consolidated financial position or results of operations of the Company.

The Company has other litigation arising from the normal course of business. In management's opinion, this litigation will not materially effect the Company's consolidated financial position or results of operations.

NOTE Nine Acquisition of Interest in Canadian Company

Effective February 28, 1994, the Company entered into a partnership and, as a result, acquired 75 percent of Aikenhead's Home Improvement Warehouse which was operating seven warehouse-style home improvement stores in Toronto, London and Kitchener, Ontario, Canada. Subsequent to the acquisition, the partnership has opened 12 additional stores which include two stores each in Edmonton and Calgary, Alberta, four stores in Toronto, Ontario, and four stores in Vancouver, British Columbia. At any time after the sixth anniversary of the purchase, the Company has the option to purchase, or the other partner has the right to cause the Company to purchase, the remaining 25 percent of the Canadian company. The option price is based on the lesser of fair market value or a value to be determined by an agreed-upon formula as of the option exercise date.

The purchase price paid for the 75 percent interest in the Canadian company was approximately $161,548,000 in cash and was accounted for by the purchase method of accounting. Accordingly, results of the partnership's operation have been included with those of the Company from the date of acquisition. The excess purchase price over the estimated fair value of the net assets as of the acquisition date of $67,626,000 has been recorded as goodwill and is being amortized over 40 years.

NOTE Ten Quarterly Financial Data, Unaudited

The following is a summary of the unaudited quarterly results of operations for the fiscal years ended January 28, 1996 and January 29, 1995 (in thousands, except per share data):

                                 					Percent                                         Net earnings
                                	 				increase in                                     per common
                                		 			comparable     Gross            Net             and common
                  			Net sales        store sales    profit           earnings        equivalent share
- --------------------------------------------------------------------------------------------------------
Fiscal year ended
  January 28, 1996:
  First Quarter      $  3,568,962               5%    $   997,521      $157,765        $0.34
  Second Quarter        4,151,722               4%      1,123,046       212,887         0.45
  Third Quarter         3,997,790               1%      1,076,557       175,473         0.37
  Fourth Quarter        3,751,884               1%      1,088,462       185,398         0.39
- --------------------------------------------------------------------------------------------------------
              		     $ 15,470,358               3%    $ 4,285,586      $731,523        $1.54
- --------------------------------------------------------------------------------------------------------
Fiscal year ended
  January 29, 1995:
  First Quarter      $  2,872,129               7%    $   808,757      $139,734        $0.31
  Second Quarter        3,287,036               6%        895,817       178,014         0.39
  Third Quarter         3,240,050               9%        880,568       140,774         0.31
  Fourth Quarter        3,077,482               8%        900,351       145,979         0.32
- --------------------------------------------------------------------------------------------------------
              		     $ 12,476,697               8%    $ 3,485,493      $604,501        $1.32
- --------------------------------------------------------------------------------------------------------





Independent Auditors' Report


The Board of Directors and Stockholders
The Home Depot, Inc.:

We have audited the accompanying consolidated balance sheets of The Home Depot, Inc. and subsidiaries as of January 28, 1996 and January 29, 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended January 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Home Depot, Inc. and subsidiaries as of January 28, 1996 and January 29, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended January 28, 1996 in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Atlanta, Georgia
March 8, 1996