Form 10-K, Exhibit 13
period 1997-02-02
HOME DEPOT INC
filed 1997-04-22
CIK 354950

                                                                      EXHIBIT 13

             TEN YEAR SELECTED FINANCIAL AND OPERATING HIGHLIGHTS

                                  [Excerpts]

                    The Home Depot, Inc. and Subsidiaires
                   AMOUNTS IN THOUSANDS, EXCEPT WHERE NOTED



                                               5-Year Annual  10-Year Annual
                                                 Compound        Compound
                                                Growth Rate     Growth Rate      1996(1)        1995
--------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA

Net sales                                           30.6%         34.5%        $19,535,503   $15,470,358
Net sales increase (%)                              --            --                  26.3          24.0
Earnings before taxes                               31.1          41.7           1,534,769     1,195,303
Net earnings                                        30.4          44.4             937,739       731,523
Net earnings increase (%)                           --            --                  28.2          21.0
Net earnings per share ($)                          26.5          35.9                1.94          1.54
Net earnings per share increase (%)                 --            --                  26.0          16.7
Weighted average number of shares                    3.2           6.1             487,752       477,977
Gross margin - % of sales                           --            --                  27.8          27.7
Store selling and operating expense - % of sales    --            --                  18.0          18.0
Pre-opening expense - % of sales                    --            --                    .3            .4
General and administrative expense - % of sales     --            --                   1.7           1.7
Net interest income (expense) - % of sales          --            --                    .1            .1
Earnings before taxes - % of sales                  --            --                   7.9           7.7
Net earnings - % of sales                           --            --                   4.8           4.7
========================================================================================================

BALANCE SHEET DATA AND FINANCIAL RATIOS

Total assets                                        30.1%         37.2%        $ 9,341,710   $ 7,354,033
Working capital                                     24.5          35.3           1,867,247     1,255,487
Merchandise inventories                             32.5          32.1           2,708,283     2,180,318
Net property and equipment                          34.1          41.5           5,437,046     4,461,024
Long-term debt                                      35.7          26.7           1,246,593       720,080
Stockholders' equity                                28.6          43.3           5,955,186     4,987,766
Book value per share ($)                            25.3          36.3               12.39         10.45
Long-term debt to equity (%)                        --            --                  20.9          14.4
Current ratio                                       --            --                2.01:1        1.89:1
Inventory turnover                                  --            --                  5.6x          5.5x
Return on beginning equity (%)                      --            --                  18.8          21.3
========================================================================================================

STATEMENT OF CASH FLOWS DATA

Depreciation and amortization                       34.8%         38.9%        $   232,340   $   181,205
Capital expenditures                                23.6          37.3           1,248,211     1,308,375
Cash dividends per share ($)                        35.7          --                   .23           .19
========================================================================================================

STORE DATA

Number of stores                                    24.1%         23.9%                512           423
Number of states                                    20.4          18.4                  38            31
Number of Canadian provinces                        --            --                     3             3
Square footage at year-end                          26.8          27.3              53,926        44,356
Change in square footage (%)                        --            --                  21.6          26.3
Average square footage per store                     2.0           2.8                 105           105
========================================================================================================

STORE SALES AND OTHER DATA

Comparable store sales increase (%) (2)             --            --                     7             3
Average total company weekly sales                  30.1%         34.2%        $   368,594   $   297,507
Weighted average weekly sales per operating store    4.9           8.5                 803           787
Weighted average sales per square foot ($) (2)       2.7           5.6                 398           390
Number of customer transactions                     26.0          29.9             464,089       370,317
Average sale per transaction ($)                     3.7           3.5               42.09         41.78
Number of associates at year-end (actual)           28.5          31.0              98,100        80,800
========================================================================================================

             TEN YEAR SELECTED FINANCIAL AND OPERATING HIGHLIGHTS
                                  [Excerpts]

                    The House Depot, Inc. and Subsidiaries
                   AMOUNTS IN THOUSANDS, EXCEPT WHERE NOTED

                                                       1994              1993        1992
-------------------------------------------------------------------------------------------
Net sales                                           $ 12,476,697    $9,238,763   $7,148,436


Net sales increase (%)                                      35.0          29.2         39.2
Earnings before taxes                                    979,751       736,871      575,973
Net earnings                                             604,501       457,401      362,863
Net earnings increase (%)                                   32.2          26.1         45.6
Net earnings per share ($)                                  1.32          1.01          .82
Net earnings per share increase (%)                         30.7          23.2         36.7
Weighted average number of shares                        475,947       453,037      444,989
Gross margin - % of sales                                   27.9          27.7         27.6
Store selling and operating expense - % of sales            17.8          17.6         17.4
Pre-opening expense - % of sales                              .4            .4           .4
General and administrative expense - % of sales              1.8           2.0          2.1
Net interest income (expense) - % of sales                   (.1)           .3           .4
Earnings before taxes - % of sales                           7.8           8.0          8.1
Net earnings - % of sales                                    4.8           5.0          5.1
===========================================================================================

BALANCE SHEET DATA AND FINANCIAL RATIOS

Total assets                                        $  5,778,041    $4,700,889   $3,931,790

Working capital                                          918,724       993,963      807,028
Merchandise inventories                                1,749,312     1,293,477      939,824
Net property and equipment                             3,397,237     2,370,904    1,607,984
Long-term debt                                           983,369       874,048      843,672
Stockholders' equity                                   3,442,223     2,814,100    2,304,081
Book value per share ($)                                    7.59          6.26         5.20
Long-term debt to equity (%)                                28.6          31.1         36.6
Current ratio                                             1.76:1        2.02:1       2.07:1
Inventory turnover                                          5.7x          5.9x         6.3x
Return on beginning equity (%)                              21.5          19.9         21.5
===========================================================================================

STATEMENT OF CASH FLOWS DATA

Depreciation and amortization                       $    129,609    $   89,839   $   69,536
Capital expenditures                                   1,220,180       900,452      437,278
Cash dividends per share ($)                                 .15           .11          .08
===========================================================================================

STORE DATA

Number of stores                                             340           264          214
Number of states                                              28            23           19
Number of Canadian provinces                                   3            --           --
Square footage at year-end                                35,133        26,383       20,897
Change in square footage (%)                                33.2          26.3         26.8
Average square footage per store                             103           100           98
===========================================================================================

STORE SALES AND OTHER DATA

Comparable store sales increase (%) (2)                        8             7           15
Average total company weekly sales                  $    239,936    $  177,669   $  137,470
Weighted average weekly sales per operating store            802           764          724
Weighted average sales per square foot ($) (2)               404           398          387
Number of customer transactions                          302,181       236,101      189,493
Average sale per transaction ($)                           41.29         39.13        37.72
Number of associates at year-end (actual)                 67,300        50,600       38,900
===========================================================================================


(1) Fiscal year 1996 consisted of 53 weeks; all other years reported consisted of 52 weeks.

(2) Adjusted to reflect the first 52 weeks of the 53-week fiscal year in 1996.

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


                                                                                              PERCENTAGE
                                                                                         INCREASE (DECREASE)
                                                                                          OF DOLLAR AMOUNTS
                                                                 FISCAL YEAR(1)        ------------------------
SELECTED CONSOLIDATED                              ------------------------------------        1996      1995
STATEMENTS OF EARNINGS DATA                              1996            1995      1994      VS. 1995  VS. 1994
---------------------------------------------------------------------------------------------------------------
NET SALES                                               100.0%          100.0%    100.0%        26.3%      24.0%
GROSS PROFIT                                             27.8            27.7      27.9         26.8       23.0
OPERATING EXPENSES:
  Selling and Store Operating                            18.0            18.0      17.8         26.5       25.6
  Pre-Opening                                             0.3             0.4       0.4          4.5        2.0
  General and Administrative                              1.7             1.7       1.8         20.3       16.9
---------------------------------------------------------------------------------------------------------------
    Total Operating Expenses                             20.0            20.1      20.0         25.6       24.3
---------------------------------------------------------------------------------------------------------------
    OPERATING INCOME                                      7.8             7.6       7.9         30.0       19.6

INTEREST INCOME (EXPENSE):
  Interest and Investment Income                          0.1             0.1       0.2         30.5      (31.3)
  Interest Expense                                          -               -      (0.3)       287.8      (88.5)
---------------------------------------------------------------------------------------------------------------
    Interest, Net                                         0.1             0.1      (0.1)       (38.6)        NM(2)

MINORITY INTEREST                                           -               -         -          NM(2)    (92.1)
---------------------------------------------------------------------------------------------------------------
    EARNINGS BEFORE INCOME TAXES                          7.9             7.7       7.8        28.4        22.0
INCOME TAXES                                              3.1             3.0       3.0        28.7        23.6
---------------------------------------------------------------------------------------------------------------
    NET EARNINGS                                          4.8%            4.7%      4.8%       28.2%       21.0%
===============================================================================================================
SELECTED CONSOLIDATED SALES DATA
Numer of Transactions  (000s)                         464,089         370,317   302,181        25.3%       22.5%
Average Sale Per Transaction                         $  42.09        $  41.78  $  41.29         0.7         1.2
Weighted Average Weekly Sales Per Operating Store    $803,000        $787,000  $802,000         2.0        (1.9)
Weighted Average Sales Per Square Foot               $ 398.29(3)     $ 390.32  $ 404.04         2.0        (3.4)
---------------------------------------------------------------------------------------------------------------


(1)Fiscal years 1996, 1995 and 1994 refer to the fiscal years ended February 2, 1997; January 28, 1996; and January 29, 1995, respectively.
(2)Not meaningful.
(3)Adjusted to reflect the first 52 weeks of the 53-week fiscal year in 1996.


FORWARD-LOOKING STATEMENTS: Certain written and oral statements made by or with the approval of an authorized executive officer of the Company may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. Words or phrases such as "should result, are expected to, we anticipate, we estimate, we project" or similar expressions are intended to identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. These risks and uncertainties include, but are not limited to, unanticipated weather conditions, stability of costs and availability of sourcing channels, conditions affecting the acquisition, development and ownership of real estate, and the impact of competition. Caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date of the making of such statements.



                                                               The Home Depot 15

 Management's Discussion and Analysis of Results of Operations and Financial
                            Condition (continued)

                    THE HOME DEPOT, INC. AND SUBSIDIARIES


Results of Operations: For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements presented in this annual report.

FISCAL YEAR ENDED FEBRUARY 2, 1997 COMPARED TO JANUARY 28, 1996

Fiscal 1996 consisted of 53 weeks compared to 52 weeks in fiscal 1995. Sales for fiscal 1996 increased 26% to $19,535,503,000 from $15,470,358,000 in fiscal
1995. This increase was attributable to, among other things, full year sales from the 83 new stores opened during fiscal 1995, a 7% comparable store-for-store sales increase, and 89 new store openings and 7 store relocations during fiscal 1996. A portion of this increase was also attributable to the additional week of sales in fiscal 1996.

     Gross profit as a percent of sales was 27.8% for fiscal 1996 compared to 27.7% for fiscal 1995. The improvement resulted primarily from more effective buying practices, which resulted in lowering the cost of merchandise, and to changes in merchandise mix.

     Operating expenses as a percent of sales were 20.0% for fiscal 1996 compared to 20.1% for fiscal 1995. Selling and store operating expenses as a percent of sales were 18.0% for both fiscal 1996 and 1995. Net advertising expenses decreased from fiscal 1995 primarily due to economies realized from increased national advertising. In addition, fixed occupancy expenses as a percent of sales were slightly lower than last year due to higher sales volumes related to the extra week in fiscal 1996. These decreases in selling and store operating expenses were offset by higher expenses, as a percent of sales, related to store management bonuses and the employee stock ownership plan. In addition, expenses associated with store relocations were higher as a percent of sales than fiscal 1995 primarily due to the adoption in fiscal 1996 of a new accounting standard which changed the timing of recognition of these expenses. Pre-opening expenses as a percent of sales decreased to 0.3% in fiscal 1996 from 0.4% in fiscal 1995 due to efficiencies achieved in the new store opening process in fiscal 1996.

     Interest and investment income was 0.1% of sales in fiscal 1996 and 1995. Investment income in fiscal 1996 was primarily generated from the net proceeds of the $1,104,000,000 3-1/4% Convertible Subordinated Notes ("3-1/4% Notes") issued in October 1996. A portion of the proceeds from the 3-1/4% Notes was used to repay commercial paper obligations (see Liquidity and Capital Resources). Interest expense also increased due to the higher borrowings associated with the 3-1/4% Notes.

     The Company's combined federal and state effective income tax rate was 38.9% for fiscal 1996 compared to 38.8% in fiscal 1995. This increase was principally attributable to lower tax-advantaged investments and a higher effective state income tax rate, partially offset by various federal and state tax credits.

     Net earnings as a percent of sales was 4.8% for fiscal 1996 compared to 4.7% for fiscal 1995, reflecting higher gross profit and lower operating expenses partially offset by a higher effective income tax rate, as described above. Earnings per share was $1.94 for fiscal 1996 compared to $1.54 for fiscal 1995.

FISCAL YEAR ENDED JANUARY 28, 1996 COMPARED TO JANUARY 29, 1995

Sales for fiscal year 1995 increased 24% to $15,470,358,000 from $12,476,697,000 in fiscal 1994. This increase was attributable to, among other things, full year sales from the 69 new stores opened during fiscal 1994, a 3% comparable store-for-store sales increase, and 83 new store openings and 5 store relocations during fiscal 1995.

     Gross profit as a percent of sales was 27.7% for fiscal 1995 compared to 27.9% for fiscal 1994. The lower gross profit percentage resulted primarily from maintaining competitive pressure in many markets as well as changes in merchandise mix.

     Operating expenses as a percent of sales increased to 20.1% in fiscal 1995 compared to 20.0% in fiscal 1994. Selling and store operating expenses as a percent of sales increased to 18.0% in fiscal 1995 compared to 17.8% in fiscal 1994. This increase was attributable to, among other things, higher store payroll expenses due to higher average hourly wage rates resulting from a greater percentage of long-term versus newly-hired associates, and higher credit card costs due to an increased percentage of credit sales. The increase in selling and store operating expenses as a percent of sales was partially offset by lower general and administrative expenses as a percent of sales due to continued emphasis on controlling costs.

     Interest and investment income as a percent of sales decreased to 0.1% in fiscal 1995 compared to 0.2% in fiscal 1994. This decrease was attributable to a lower investment base due to the utilization of funds for capital expansion, partially offset by higher yields. Interest expense as a percent of sales decreased to less than 0.1% for fiscal 1995 compared to 0.3% for fiscal 1994. This decrease was attributable to the conversion to common stock of the 4-1/2% Convertible Subordinated Notes on March 31, 1995, and higher capitalized interest.

     The Company's combined federal and state effective income tax rate was 38.8% for fiscal 1995 compared to 38.3% for fiscal 1994. This increase was attributable to lower tax-advantaged investments, a higher effective state income tax rate and the expiration of targeted jobs tax credits.

     Net earnings as a percent of sales was 4.7% for fiscal 1995 compared to 4.8% for fiscal 1994, reflecting lower gross profit, higher operating expenses and a higher effective income tax rate, partially offset by lower interest expense, as described above. Earnings per share was $1.54 for fiscal 1995 compared to $1.32 for fiscal 1994.




16  The Home Depot

Liquidity And Capital Resources: Cash flow generated from store operations provides the Company with a significant source of liquidity. Additionally, a significant portion of the Company's inventory is financed under vendor credit terms.

     The Company plans to open approximately 111 new stores and relocate 7 existing stores during fiscal 1997. It is anticipated that approximately 71% of these locations will be owned and the remainder will be leased. The Company also plans to open approximately 140 stores, including relocations, in fiscal 1998. In June 1996, the Company entered into a $300,000,000 operating lease agreement for the purpose of financing construction costs of new stores. Under the agreement, the lessor will purchase the properties, pay for the construction costs and subsequently lease the facilities to the Company. The lease provides for substantial residual value guarantees to the lessor and includes purchase options at original cost on each property. This agreement will primarily cover selected new stores planned to open in fiscal 1997. In addition, some planned locations for fiscal 1997 will be leased individually, and it is expected that many locations may be obtained through the purchase of pre-existing leasehold interests, the acquisition of land parcels and the construction or purchase of buildings. While the cost of new stores to be constructed and owned by the Company varies widely, principally due to land costs, new store costs are currently estimated to average approximately $13,300,000 per location. The Company may purchase leasehold interests at varying amounts depending upon the value of such properties. The cost to remodel and fixture stores to be leased is expected to average approximately $2,400,000 per store. In addition, each new store will require approximately $3,100,000 to finance inventories, net of vendor financing.

     During fiscal 1996, the Company issued, through a public offering, $1,104,000,000 of 3-1/4% Convertible Subordinated Notes due October 1, 2001. The 3-1/4% Notes were issued at par and are convertible into shares of the Company's common stock at any time prior to maturity, unless previously redeemed, at a conversion price of $69.125 per share, subject to adjustment under certain conditions. The 3-1/4% Notes may be redeemed at any time on or after October 2, 1999, at the option of the Company, in whole or in part, at a redemption price of 100.813% of their principal amount and after October 1, 2000, at 100% of their principal amount. The Company used a portion of the net proceeds from the offering to repay outstanding commercial paper obligations, to finance a portion of the Company's capital expenditure program, including planned store expansions and renovations, and for general corporate purposes. The remaining proceeds were primarily invested in short-term securities and are planned to be used for future capital expenditures and general corporate purposes.

     During fiscal 1995, the Company increased its commercial paper program to a maximum of $800,000,000. As of February 2, 1997, there was no commercial paper outstanding under the program. In connection with the commercial paper program, the Company has a back-up credit facility with a consortium of banks for $800,000,000. The facility expires in December 2000. The facility contains various restrictive covenants, none of which is expected to impact the Company's liquidity or capital resources.

     As of February 2, 1997, the Company had $558,436,000 in cash and cash equivalents and short-term investments, as well as $8,480,000 in long-term investments. Management believes that its current cash position, the proceeds from short-term and long-term investments, internally generated funds, funds available from its $800,000,000 commercial paper program, funds available from the $300,000,000 operating lease agreement, and/or the ability to obtain alternate sources of financing should enable the Company to complete its capital expenditure programs, including store expansion and renovation, through the next several fiscal years.

Recent Developments: On January 16, 1997, the Company entered into a definitive agreement with Maintenance Warehouse/America Corp. ("Maintenance Warehouse") to acquire Maintenance Warehouse through the exchange of all the common stock of Maintenance Warehouse for shares of The Home Depot common stock. Maintenance Warehouse, which had sales of approximately $130 million in 1996, is the leading direct-mail marketer of maintenance, repair and operations products serving the U.S. building and facilities management market. The San Diego-based company will continue to operate under its own name as a subsidiary of The Home Depot. This transaction will be accounted for as a pooling of interests. The all-stock transaction was completed on March 14, 1997.

     On January 28, 1997, the Company signed a letter of intent to form a joint venture with S.A.C.I. Falabella, a leading department store retailer in Chile, to facilitate The Home Depot's entry into the Chilean market. The first Home Depot store in Chile is expected to open in the first half of fiscal 1998. The Home Depot's controlling share of the joint venture will be 66.67%. The alliance with S.A.C.I. Falabella is expected to enhance Home Depot's presence in the Chilean market, offer attractive real estate opportunities and provide assistance with, among other things, systems, credit marketing and distribution logistics.

Recent Accounting Pronouncements: In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." SFAS 128 requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. The presentation of basic EPS replaces the presentation of primary EPS currently required by Accounting Principles Board Opinion No. 15 ("APB No. 15"), "Earnings Per Share." Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS (previously referred to as fully diluted EPS) is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as prescribed by APB No. 15. This statement is effective for financial statements issued for interim and annual periods ending after December 15, 1997. The Company does not believe the adoption of SFAS 128 in fiscal 1997 will have a significant impact on the Company's reported EPS.

Impact Of Inflation And Changing Prices: Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on sales or results of operations.



                                                               The Home Depot 17

                     Consolidated Statements of Earnings

                    THE HOME DEPOT, INC. AND SUBSIDIARIES

                 AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA



                                                                           FISCAL YEAR ENDED
                                                              -------------------------------------------
                                                              FEBRUARY 2,     JANUARY 28,     JANUARY 29,
                                                                 1997            1996            1995
                                                              (53 WEEKS)      (52 WEEKS)      (52 WEEKS)
---------------------------------------------------------------------------------------------------------
NET SALES                                                     $19,535,503        $15,470,358  $12,476,697
COST OF MERCHANDISE SOLD                                       14,101,423         11,184,772    8,991,204
---------------------------------------------------------------------------------------------------------
      GROSS PROFIT                                              5,434,080          4,285,586    3,485,493
OPERATING EXPENSES:
   Selling and Store Operating                                  3,521,429          2,783,956    2,216,921
   Pre-Opening                                                     54,709             52,342       51,307
   General and Administrative                                     324,292            269,464      230,456
---------------------------------------------------------------------------------------------------------
      Total Operating Expenses                                  3,900,430          3,105,762    2,498,684
---------------------------------------------------------------------------------------------------------
      OPERATING INCOME                                          1,533,650          1,179,824      986,809

INTEREST INCOME (EXPENSE):
   Interest and Investment Income                                  25,577             19,597       28,510
   Interest Expense (note 2)                                      (16,087)            (4,148)     (35,949)
---------------------------------------------------------------------------------------------------------
      Interest, Net                                                 9,490             15,449      (7,439)

MINORITY INTEREST (note 9)                                         (8,371)                30          381
---------------------------------------------------------------------------------------------------------
      EARNINGS BEFORE INCOME TAXES                              1,534,769          1,195,303      979,751
INCOME TAXES (note 3)                                             597,030            463,780      375,250
---------------------------------------------------------------------------------------------------------
      NET EARNINGS                                            $   937,739        $   731,523  $   604,501
=========================================================================================================
EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE               $      1.94        $      1.54  $      1.32
=========================================================================================================
WEIGHTED AVERAGE NUMBER OF COMMON
   AND COMMON EQUIVALENT SHARES                                   487,752            477,977      475,947
=========================================================================================================


See accompanying notes to consolidated financial statements.



18  The Home Depot

                         Consolidated Balance Sheets

                    THE HOME DEPOT, INC. AND SUBSIDIARIES

                   AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA



                                                                                             FEBRUARY 2,  JANUARY 28,
                                                                                                1997         1996
---------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and Cash Equivalents                                                                   $  146,006      $53,269
  Short-Term Investments, including current maturities of long-term investments (note 7)         412,430       54,756
  Receivables, Net                                                                               388,416      325,384
  Merchandise Inventories                                                                      2,708,283    2,180,318
  Other Current Assets                                                                            54,238       58,242
---------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                                                      3,709,373    2,671,969
---------------------------------------------------------------------------------------------------------------------
Property and Equipment, at cost:
  Land                                                                                         1,855,251    1,510,619
  Buildings                                                                                    2,470,310    1,885,742
  Furniture, Fixtures and Equipment                                                            1,083,638      857,082
  Leasehold Improvements                                                                         339,498      314,933
  Construction in Progress                                                                       284,369      308,365
  Capital Leases (notes 2 and 5)                                                                 116,750       92,154
---------------------------------------------------------------------------------------------------------------------
                                                                                               6,149,816    4,968,895
  Less Accumulated Depreciation and Amortization                                                 712,770      507,871
---------------------------------------------------------------------------------------------------------------------
     Net Property and Equipment                                                                5,437,046    4,461,024
---------------------------------------------------------------------------------------------------------------------
Long-Term Investments (note 7)                                                                     8,480       25,436
Notes Receivable                                                                                  39,518       54,715
Cost in Excess of the Fair Value of Net Assets Acquired, net of accumulated
  amortization of $14,864 at February 2, 1997 and $10,536 at January 28, 1996                     86,540       87,238
Other                                                                                             60,753       53,651
---------------------------------------------------------------------------------------------------------------------
                                                                                              $9,341,710   $7,354,033
=====================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts Payable                                                                            $1,089,736   $  824,808
  Accrued Salaries and Related Expenses                                                          249,356      198,208
  Sales Taxes Payable                                                                            129,284      113,066
  Other Accrued Expenses                                                                         322,503      242,859
  Income Taxes Payable                                                                            48,728       35,214
  Current Installments of Long-Term Debt (notes 2, 5 and 6)                                        2,519        2,327
---------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                                 1,842,126    1,416,482
---------------------------------------------------------------------------------------------------------------------
Long-Term Debt, excluding current installments (notes 2, 5 and 6)                              1,246,593      720,080
Other Long-Term Liabilities                                                                      134,034      115,917
Deferred Income Taxes (note 3)                                                                    66,020       37,225
Minority Interest (note 9)                                                                        97,751       76,563
STOCKHOLDERS' EQUITY (notes 2 and 4):
  Common Stock, par value $0.05. Authorized: 1,000,000,000 shares; issued and outstanding -
     480,515,000 shares at February 2, 1997 and 477,106,000 shares at January 28, 1996            24,026       23,855
  Paid-in Capital                                                                              2,523,093    2,407,815
  Retained Earnings                                                                            3,406,592    2,579,059
  Cumulative Translation Adjustments                                                               2,173       (6,131)
  Unrealized Loss on Investments, Net                                                               (168)         (47)
---------------------------------------------------------------------------------------------------------------------
                                                                                               5,955,716    5,004,551
  Less: Notes Receivable From ESOP (note 6)                                                            -       16,539
       Shares Held in Employee Benefit Trust (note 6)                                                530          246
---------------------------------------------------------------------------------------------------------------------
     Total Stockholders' Equity                                                                5,955,186    4,987,766
---------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (notes 5, 8 and 9)
                                                                                              $9,341,710   $7,354,033
=====================================================================================================================



See accompanying notes to consolidated financial statements.

                                                               The Home Depot 19

               Consolidated Statements of Stockholders' Equity

                    THE HOME DEPOT, INC. AND SUBSIDIARIES

                 AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA







                                                                                             UNREALIZED
                                       COMMON STOCK                            CUMULATIVE     LOSS ON       NOTES
                                       ------------     PAID-IN     RETAINED   TRANSLATION  INVESTMENTS,  RECEIVABLE
                                     SHARES   AMOUNT    CAPITAL     EARNINGS   ADJUSTMENTS      NET       FROM ESOP
-------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 30, 1994            449,364  $22,468  $1,436,029  $1,400,575      $ (121)       $     -    $(44,851)
Shares Sold Under Employee Stock
  Purchase and Option Plans,
  net of retirements (note 4)          4,001      200      77,720           -            -             -           -
Tax Effect of Sale of Option Shares
  by Employees                             -        -      12,709           -            -             -           -
Cumulative Translation Adjustments         -        -           -           -      (10,766)            -           -
Repayments of Notes Receivable
  from ESOP, Net (note 6)                  -        -           -           -            -             -      13,041
Conversion of 4-1/2% Convertible
  Subordinated Notes, Net (note 2)         -        -           5           -            -             -           -
Unrealized Loss on Investments,
  Net (note 7)                             -        -           -           -            -        (1,495)          -
Net Earnings                               -        -           -     604,501            -             -           -
Cash Dividends ($0.15 per share)           -        -           -     (67,792)           -             -           -
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 29, 1995            453,365  $22,668  $1,526,463  $1,937,284     $(10,887)      $(1,495)   $(31,810)
====================================================================================================================
Shares Sold Under Employee Stock
  Purchase and Option Plans,
  net of retirements (note 4)          2,967      148      68,310           -            -             -           -
Tax Effect of Sale of Option Shares
  by Employees                             -        -       9,728           -            -             -           -
Cumulative Translation Adjustments         -        -           -           -        4,756             -           -
Repayments of Notes Receivable
  from ESOP, Net (note 6)                  -        -           -           -            -             -      15,271
Conversion of 4-1/2% Convertible
  Subordinated Notes, Net (note 2)    20,774    1,039     803,314           -            -             -           -
Unrealized Gain on Investments,
  Net (note 7)                             -        -           -           -            -         1,448           -
Shares Purchased by
  Employee Benefit Trust (note 6)          -        -           -           -            -             -           -
Net Earnings                               -        -           -     731,523            -             -           -
Cash Dividends ($0.19 per share)           -        -           -     (89,748)           -             -           -
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 28, 1996            477,106  $23,855  $2,407,815  $2,579,059      $(6,131)        $ (47)   $(16,539)
====================================================================================================================
Shares Sold Under Employee Stock
  Purchase and Option Plans,
  net of retirements (note 4)          3,409      171     104,324           -            -             -           -
Tax Effect of Sale of Option Shares
  by Employees                             -        -      10,954           -            -             -           -
Cumulative Translation Adjustments         -        -           -           -        8,304             -           -
Repayments of Notes Receivable
  from ESOP, Net (note 6)                  -        -           -           -            -             -      16,539
Unrealized Loss on Investments,
  Net (note 7)                             -        -           -           -            -         (121)           -
Shares Purchased by
  Employee Benefit Trust (note 6)          -        -           -           -            -             -           -
Net Earnings                               -        -           -     937,739            -             -           -
Cash Dividends ($0.23 per share)           -        -           -    (110,206)           -             -           -
--------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 2, 1997            480,515  $24,026  $2,523,093  $3,406,592       $2,173        $(168)          $0
====================================================================================================================


                                       SHARES
                                      HELD IN
                                      EMPLOYEE      TOTAL
                                      BENEFIT   STOCKHOLDERS'
                                       TRUST       EQUITY
-------------------------------------------------------------
BALANCE, JANUARY 30, 1994                $   -     $2,814,100
Shares Sold Under Employee Stock
  Purchase and Option Plans,
  net of retirements (note 4)                -         77,920
Tax Effect of Sale of Option Shares
  by Employees                               -         12,709
Cumulative Translation Adjustments           -        (10,766)
Repayments of Notes Receivable
  from ESOP, Net (note 6)                    -         13,041
Conversion of 4-1/2% Convertible
  Subordinated Notes, Net (note 2)           -              5
Unrealized Loss on Investments,
  Net (note 7)                               -         (1,495)
Net Earnings                                 -        604,501
Cash Dividends ($0.15 per share)             -        (67,792)
-------------------------------------------------------------
BALANCE, JANUARY 29, 1995                    -     $3,442,223
=============================================================
Shares Sold Under Employee Stock
  Purchase and Option Plans,
  net of retirements (note 4)                -         68,458
Tax Effect of Sale of Option Shares
  by Employees                               -          9,728
Cumulative Translation Adjustments           -          4,756
Repayments of Notes Receivable
  from ESOP, Net (note 6)                    -         15,271
Conversion of 4-1/2% Convertible
  Subordinated Notes, Net (note 2)           -        804,353
Unrealized Gain on Investments,
  Net (note 7)                               -          1,448
Shares Purchased by
  Employee Benefit Trust (note 6)         (246)          (246)
Net Earnings                                 -        731,523
Cash Dividends ($0.19 per share)             -        (89,748)
-------------------------------------------------------------
BALANCE, JANUARY 28, 1996                $(246)    $4,987,766
=============================================================
Shares Sold Under Employee Stock
  Purchase and Option Plans,
  net of retirements (note 4)                -        104,495
Tax Effect of Sale of Option Shares
  by Employees                               -         10,954
Cumulative Translation Adjustments           -          8,304
Repayments of Notes Receivable
  from ESOP, Net (note 6)                    -         16,539
Unrealized Loss on Investments,
  Net (note 7)                               -           (121)
Shares Purchased by
  Employee Benefit Trust (note 6)         (284)          (284)
Net Earnings                                 -        937,739
Cash Dividends ($0.23 per share)             -       (110,206)
-------------------------------------------------------------
BALANCE, FEBRUARY 2, 1997                $(530)    $5,955,186
=============================================================


See accompanying notes to consolidated financial statements.


20  The Home Depot

                    Consolidated Statements of Cash Flows

                    THE HOME DEPOT, INC. AND SUBSIDIARIES

                             AMOUNTS IN THOUSANDS




                                                                             FISCAL YEAR ENDED
                                                                  -------------------------------------
                                                                  FEBRUARY 2,  JANUARY 28,  JANUARY 29,
                                                                      1997         1996        1995
                                                                   (53 WEEKS)   (52 WEEKS)  (52 WEEKS)
-------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM OPERATIONS:
Net Earnings                                                      $   937,739  $   731,523   $  604,501
Reconciliation of Net Earnings to Net Cash Provided by Operations:
   Depreciation and Amortization                                      232,340      181,205      129,609
   Deferred Income Tax Expense (Benefit)                               28,795       17,976       (2,468)
   Increase in Receivables, Net                                       (57,937)     (69,907)     (69,023)
   Increase in Merchandise Inventories                               (525,154)    (429,270)    (405,197)
   Increase in Accounts Payable and Accrued Expenses                  434,259      215,633      280,056
   Increase (Decrease) in Income Taxes Payable                         24,584       36,159      (11,126)
   Other                                                               25,484       29,661      (10,870)
-------------------------------------------------------------------------------------------------------
      Net Cash Provided by Operations                               1,100,110      712,980      515,482
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:

Capital Expenditures, net of $53,789, $30,271 and $31,183 of
     non-cash capital expenditures in fiscal 1996, 1995 and 1994,
     respectively                                                  (1,194,422)  (1,278,104)  (1,100,654)

Acquisition of Canadian Partnership Interest                                -            -     (161,548)
Proceeds from Sales of Property and Equipment                          21,775       29,357       49,718
Proceeds from Sales of Investments                                     40,737       30,721      526,696
Purchases of Investments                                             (409,015)    (370,327)    (230,538)
Proceeds from Maturities of Investments                                27,193      416,316      159,396
Repayments of Advances Secured by Real Estate, Net                      6,128       (4,955)       2,650
-------------------------------------------------------------------------------------------------------
     Net Cash Used in Investing Activities                         (1,507,604)  (1,176,992)    (754,280)
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

(Repayments of) Issuance of Commercial Paper Obligations, Net        (620,000)     520,000      100,000
 Proceeds from Long-Term Borrowings, Net                            1,092,960            -            -
 Repayments of Notes Receivable from ESOP                              16,539       15,271       13,041
 Principal Repayments of Long-Term Debt                                (2,723)     (22,817)      (2,175)
 Proceeds from Sale of Common Stock, Net                              104,495       68,458       77,926
 Cash Dividends Paid to Stockholders                                 (110,206)     (89,748)     (67,792)
 Minority Interest Contributions to Partnership                        19,012       24,577       19,031
-------------------------------------------------------------------------------------------------------
       Net Cash Provided by Financing Activities                      500,077      515,741      140,031
-------------------------------------------------------------------------------------------------------
Increase (Decrease) in Effect of Exchange Rate Changes on Cash            154          386          (76)
Increase (Decrease) in Cash and Cash Equivalents                       92,737       52,115      (98,843)
Cash and Cash Equivalents at Beginning of Year                         53,269        1,154       99,997
-------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                          $   146,006  $    53,269  $     1,154
=======================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS MADE FOR:
   Interest (net of interest capitalized)                         $     3,350  $    21,685  $    30,537
   Income Taxes                                                   $   547,604  $   407,643  $   393,915
=======================================================================================================


See accompanying notes to consolidated financial statements.

                                                              The Home Depot  21

                   Notes to Consolidated Financial Statements

                     THE HOME DEPOT, INC. AND SUBSIDIARIES


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES The Home Depot operates full-service, warehouse-style stores averaging approximately 105,000 square feet in size. The stores stock approximately 40,000 to 50,000 different kinds of building materials, home improvement supplies and lawn and garden products, which are sold to do-it-yourselfers and to home improvement, construction, design, and building maintenance professionals. In addition, the Company operates design centers, which range from 80,000 to 145,000 square feet in size. At the end of fiscal 1996, the Company operated 483 Home Depot stores and 5 EXPO Design Centers in 38 states in the United States and 24 Home Depot stores in 3 Canadian provinces. Included in the Company's Consolidated Balance Sheet at February 2, 1997 are $357,406,000 of net assets of the Canadian operations.

FISCAL YEAR - The Company's fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31. Fiscal year 1996, which ended February 2, 1997, consisted of 53 weeks. Fiscal years 1995 and 1994, which ended January 28, 1996, and January 29, 1995, respectively, consisted of 52 weeks.

BASIS OF PRESENTATION - The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned partnership. All significant intercompany transactions have been eliminated in consolidation.

CASH EQUIVALENTS - The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are primarily cash equivalents carried at fair market value and consist of preferred stocks, commercial paper, money market funds, U.S. government agency securities and tax-exempt notes and bonds.

INVESTMENTS - The Company classifies its investments in one of three categories: trading, held-to-maturity, or available-for-sale. Trading securities, which are bought and held primarily for the purpose of selling them in the near term, are recorded at fair value with gains and losses included in earnings. Held-to-maturity securities, which are securities that the Company has the ability and the intent to hold until maturity, are recorded at amortized cost and adjusted for amortization or accretion of premiums or discounts. All other investments not included in trading or held-to-maturity are classified as available-for-sale. The Company's short-term and long-term investments, consisting primarily of debt securities, have been designated as being held available-for-sale and, accordingly, are reported at fair value. Unrealized gains and losses on securities classified as available-for-sale are reported as a separate component of stockholders' equity until realized. The cost of investments sold is determined using the specific identification method. Estimated market values of investments are based on quoted market prices on the last business day of the fiscal year. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

MERCHANDISE INVENTORIES - Inventories are stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method.

INCOME TAXES - The Company provides for federal and state income taxes currently payable as well as for those deferred because of timing differences between reporting income and expenses for financial statement purposes and income and expenses for tax purposes. Federal and state tax incentive credits were recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date.


22   The Home Depot

DEPRECIATION AND AMORTIZATION ~ The Company's buildings, furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter. The Company's property and equipment is depreciated using the following estimated useful lives:

                                        LIFE
----------------------------------------------------------------
Buildings                           10-45 years
Furniture, fixtures and equipment    5-20 years
Leasehold improvements               5-30 years


     The cost in excess of the fair value of net assets acquired (as discussed below) is being amortized on a straight-line basis over 40 years. The cost of purchased software and associated consulting fees is amortized on a straight-line basis over periods ranging from three to five years.

NOTES RECEIVABLE - Notes receivable which are issued to real estate developers in connection with development and construction of stores and underlying real estate are recorded at cost, less an allowance for impaired notes receivable when necessary.

PRE-OPENING COSTS - Non-capital expenditures associated with opening new stores are charged to expense as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS - Effective January 29, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires long-lived assets to be reviewed for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. An impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. Accordingly, when the Company commits to relocate or close a store, the estimated unrecoverable costs are charged to expense. Such costs include the estimated loss on sale of land and building, the book value of abandoned fixtures, equipment and leasehold improvements, and a provision for the present value of future lease obligations, less estimated sub-lease income. The implementation of SFAS 121 did not have a material impact on the Company's results of operations.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE - Earnings per common and common equivalent share are based on the weighted average number of shares and equivalent shares outstanding, which include shares issuable under the Company's stock plans and shares issuable upon conversion of the Company's convertible debt instruments.
     The Company's 3-1/4% Convertible Subordinated Notes ("3-1/4% Notes"), issued in October 1996, are common stock equivalents. For fiscal 1996, the 3-1/4% Notes were dilutive and assumed to be converted for purposes of calculating earnings per share. Earnings per share is calculated by dividing net earnings, adjusted for tax-effected net interest and issue costs on the 3-1/4% Notes, by weighted average common and common equivalent shares.
     The Company's 4-1/2% Convertible Subordinated Notes ("4-1/2% Notes"), issued in 1990, were common stock equivalents prior to their conversion in March 1995. For fiscal years 1995 and 1994, the 4-1/2% Notes were dilutive and, accordingly, shares issuable upon conversion of the 4-1/2% Notes were included in the earnings per share calculations prior to conversion.

COST IN EXCESS OF THE FAIR VALUE OF NET ASSETS ACQUIRED - Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over 40 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining useful life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

STOCK COMPENSATION - During fiscal year 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which was effective for fiscal years beginning after December 15, 1995. The statement encourages the use of a fair-value-based method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. Companies may, however, continue to measure compensation costs for those plans using the method prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." Companies that continue to apply APB No. 25 are required to include pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting had been applied. The Company has elected to continue to account for such plans under the provisions of APB No. 25.

                                                            The Home Depot   23

                     THE HOME DEPOT, INC. AND SUBSIDIARIES


EMPLOYEE STOCK OWNERSHIP PLAN - For all shares purchased by the Employee Stock Ownership Plan and Trust ("ESOP") prior to December 31, 1992, the Company's contributions to the ESOP are determined based on the ESOP's cost of the shares released to associates. For shares purchased after December 31, 1992, the Company's contributions to the ESOP are determined based on the fair value of the shares released to associates as of the release date.

FOREIGN CURRENCY TRANSLATION - The local currency is used as the functional currency in Canada. The assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rate of exchange existing at year-end, and revenues and expenses are translated at the average monthly exchange rates. The translation gains and losses are included as a separate component of stockholders' equity. Transaction gains and losses included in net earnings are not material.

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



NOTE 2 - LONG-TERM DEBT The Company's long-term debt at the end of fiscal 1996 and 1995 consisted of the following (amounts in thousands):



                                                                                                  FEBRUARY 2, 1997  JANUARY 28, 1996
------------------------------------------------------------------------------------------------------------------------------------
3-1/4% Convertible Subordinated Notes, due October 1, 2001; convertible into shares of common stock of the Company at a conversion price of
  $69.125 per share; redeemable by the Company at a premium,
  plus accrued interest, beginning October 2, 1999                                                      $1,104,000        $        -
Commercial Paper, at a weighted average interest rate of 5.7% at January 28, 1996                                -           620,000
Capital Lease Obligations, payable in varying installments through January 31, 2018 (see note 5)           106,013            82,513
Installment Notes Payable; interest imputed at rates between 7.0% and 11.5%;
  payable in varying installments through 2017                                                              29,555            10,089
Variable Rate Industrial Revenue Bonds; secured by letters of credit or land; interest rates averaging 4.2% during fiscal 1996; payable in varying installments through 1999;
  $3,000 payable on December 1, 2010 and $5,200 payable on September 1, 2011                                 9,133             9,367
Other                                                                                                          411               438
------------------------------------------------------------------------------------------------------------------------------------
  Total long-term debt                                                                                   1,249,112           722,407
  Less current installments                                                                                  2,519             2,327
------------------------------------------------------------------------------------------------------------------------------------
  Long-term debt, excluding current installments                                                        $1,246,593        $  720,080
====================================================================================================================================


     In October 1996, the Company issued, through a public offering, $1,104,000,000 of 3-1/4% Convertible Subordinated Notes. The 3-1/4% Notes are convertible into shares of common stock at any time prior to maturity, unless previously redeemed, at a conversion price of $69.125 per share, subject to adjustment under certain conditions. The 3-1/4% Notes may be redeemed, in whole or in part, during the period beginning October 2, 1999 and ending October 1, 2000 at 100.813% of their principal amount and thereafter at 100% of their principal amount. The Notes are not subject to sinking fund provisions.
     The Company has an $800,000,000 commercial paper program supported by a back-up credit facility with an available commitment amount of $800,000,000. The back-up credit facility expires December 20, 2000. Outstanding commercial paper borrowings are classified as long-term debt, as it is the Company's intention to refinance them on a long-term basis. Covenants related to the back-up credit

24  The Home Depot
facility place limitations on total Company indebtedness, subsidiary indebtedness and on liens. As of February 2, 1997, the Company was in compliance with all restrictive covenants.
     The restrictive covenants related to letter of credit agreements securing the industrial revenue bonds are no more restrictive than those referenced or described above.
     Interest expense in the accompanying Consolidated Statements of Earnings is net of interest capitalized of $23,307,000 in fiscal 1996, $20,767,000 in fiscal 1995 and $17,559,000 in fiscal 1994.
     Maturities of long-term debt (excluding the 3-1/4% Notes) are $2,519,000 for fiscal 1997, $5,889,000 for fiscal 1998, $6,995,000 for fiscal 1999,
$5,129,000 for fiscal 2000 and $2,919,000 for fiscal 2001.
     The estimated fair value of the convertible debt borrowing approximates its carrying value. The estimated fair value of all other long-term borrowings was approximately $208,923,000 as compared to its carrying value of $145,112,000. These fair values were estimated using a discounted cash flow analysis based on the Company's incremental borrowing rate for similar liabilities.



NOTE 3 - INCOME TAXES The provision for income taxes consisted of the following (in thousands):


                                                                                       FISCAL YEAR ENDED
                                                                --------------------------------------------------------------------
                                                                FEBRUARY 2, 1997          JANUARY 28, 1996        JANUARY 29, 1995
------------------------------------------------------------------------------------------------------------------------------------

Current:
  Federal                                                               $492,296                  $391,111                $330,232
  State                                                                   75,939                    54,693                  47,486
------------------------------------------------------------------------------------------------------------------------------------
                                                                         568,235                   445,804                 377,718
------------------------------------------------------------------------------------------------------------------------------------
Deferred:
  Federal                                                                 23,015                    15,021                  (1,875)
  State                                                                    5,780                     2,955                    (593)
------------------------------------------------------------------------------------------------------------------------------------
                                                                          28,795                    17,976                  (2,468)
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                   $597,030                  $463,780                $375,250
====================================================================================================================================


     The Company's combined federal and state effective tax rate for fiscal years 1996, 1995 and 1994, net of offsets generated by federal and state tax incentive credits, was approximately 38.9%, 38.8% and 38.3%, respectively. A reconciliation of income tax expense at the federal statutory rate of 35% to actual tax expense for the applicable fiscal years follows (in thousands):

                                                                         FISCAL YEAR ENDED
                                                       -----------------------------------------------------
                                                       FEBRUARY 2, 1997   JANUARY 28, 1996  JANUARY 29, 1995
------------------------------------------------------------------------------------------------------------
Income taxes at federal statutory rate                         $537,169           $418,356          $342,913
State income taxes, net of federal income tax benefit            53,117             37,471            30,480
Other, net                                                        6,744              7,953             1,857
------------------------------------------------------------------------------------------------------------
Total                                                          $597,030           $463,780          $375,250
============================================================================================================


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of February 2, 1997 and January 28, 1996 were as follows (in thousands):


                                                                                FISCAL YEAR ENDED
                                                                          ----------------------------------
                                                                          FEBRUARY 2, 1997  JANUARY 28, 1996
------------------------------------------------------------------------------------------------------------
Deferred Tax Assets:
  Accrued self-insurance liabilities                                             $  68,341        $   54,489
  Other accrued liabilities                                                         45,714            36,359
------------------------------------------------------------------------------------------------------------
       Net deferred tax assets                                                     114,055            90,848
------------------------------------------------------------------------------------------------------------
Deferred Tax Liabilities:
  Accelerated depreciation                                                        (153,171)         (110,342)
  Other                                                                            (26,904)          (17,731)
------------------------------------------------------------------------------------------------------------
       Total gross deferred liabilities                                           (180,075)         (128,073)
------------------------------------------------------------------------------------------------------------
       Net deferred tax liability                                                $ (66,020)       $  (37,225)
============================================================================================================


                                                            The Home Depot  25

                     THE HOME DEPOT, INC. AND SUBSIDIARIES


     No valuation allowance was recorded against the deferred tax assets at February 2, 1997 or January 28, 1996. The Company's management believes the existing net deductible temporary differences comprising the total gross deferred tax assets will reverse during periods in which the Company generates net taxable income.



NOTE 4 - EMPLOYEE STOCK PLANS The Company has stock option plans that provide for the granting of incentive and non-qualified options to purchase the Company's common stock to selected key associates, officers and directors.
     Under the Employee Incentive Stock Option Plan of 1981, options for 43,358,454 shares, net of cancellations, were granted at $0.16 to $18.83 per share. As of February 2, 1997, all shares granted, net of cancellations, had been exercised. The 1981 Plan expired on June 1, 1991, and the shares available for grant were carried over to the 1991 Omnibus Stock Option Plan.
     Under the Non-Qualified Stock Option Plan of 1984, options for 679,124 shares, net of cancellations (of which 627,150 had been exercised), were granted at $1.53 to $9.86 per share. Such options may be exercised at varying rates commencing on the first anniversary date of the grant and expiring on the tenth anniversary date of the grant. The 1984 Plan expired on June 1, 1991, and the shares available for grant were carried over to the 1991 Omnibus Stock Option Plan.
     The provisions of the 1991 Omnibus Stock Option Plan, which became effective June 1, 1991, authorize a maximum number of shares available for grant equal to the cumulative number of shares available the previous year plus one percent of the number of shares of common stock issued and outstanding at the beginning of each fiscal year the plan is in effect. Under the 1991 Omnibus Stock Option Plan, options for 14,125,010 shares, net of cancellations (of which 2,130,539 had been exercised), have been granted at $24.50 to $53.38 per share. Incentive stock options vest at the rate of 25% per year commencing with the first anniversary date of the grant and expire after ten years. The non-qualified stock options have similar terms, however vesting does not begin until the second anniversary date of the grant. As of February 2, 1997, the weighted average remaining life of the options was eight years and the maximum number of shares available under this plan for future grants was 32,442,861.
     The per share weighted average fair value of stock options granted during fiscal years 1996 and 1995 was $13.86 and $14.74, respectively. These amounts were determined using the Black Scholes option-pricing model which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk free interest rate over the expected life of the option. The dividend yield was calculated by dividing the current annualized dividend by the option price for each grant. The expected volatility was based on stock prices for the three fiscal years prior to the fiscal year the grant occurred. The risk-free interest rate was the rate available on zero coupon U.S. government issues with a term equal to the remaining term for each grant.
     The expected life of the option was estimated based on the exercise history from previous grants.
     The Company applies APB No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized in the Company's financial statements for stock options granted under any of the stock plans. If, under SFAS 123, the Company determined compensation cost based on the fair value at the grant date for its stock options, net earnings and earnings per share would have been reduced to the pro forma amounts indicated below (amounts in thousands, except per share data):


                                                                                          FISCAL YEAR ENDED
                                                                                ----------------------------------------
                                                                                FEBRUARY 2, 1997        JANUARY 28, 1996
------------------------------------------------------------------------------------------------------------------------
Net earnings
  As reported                                                                           $937,739                $731,523
  Pro forma                                                                             $915,683                $726,364
Primary earnings per share
  As reported                                                                           $   1.94                $   1.54
  Pro forma                                                                             $   1.90                $   1.53
------------------------------------------------------------------------------------------------------------------------


     Under SFAS 123, stock options granted prior to fiscal year 1995 are not required to be included as compensation in determining pro forma net earnings. To determine pro forma net earnings, reported net earnings have been adjusted for compensation costs calculated for vested stock options granted during fiscal 1996 and 1995.


26  The Home Depot

     The following summarizes shares outstanding under the various stock option plans at February 2, 1997, January 28, 1996 and January 29, 1995 and changes during the fiscal years ended on these dates (shares in thousands):



                                                                  NUMBER               AVERAGE
                                                                OF SHARES         OPTION PRICE
----------------------------------------------------------------------------------------------
Outstanding at January 30, 1994                                   9,647                 $23.50
  Granted                                                         1,981                  39.29
  Exercised                                                      (2,631)                 10.66
  Cancelled                                                        (306)                 35.35
----------------------------------------------------------------------------------------------
Outstanding at January 29, 1995                                   8,691                  30.57
  Granted                                                         7,208                  40.37
  Exercised                                                      (1,921)                 15.73
  Cancelled                                                      (3,988)                 43.43
----------------------------------------------------------------------------------------------
Outstanding at January 28, 1996                                   9,990                  35.37
  Granted                                                         4,813                  43.69
  Exercised                                                      (1,994)                 29.21
  Cancelled                                                        (763)                 39.34
----------------------------------------------------------------------------------------------
OUTSTANDING AT FEBRUARY 2, 1997                                  12,046                  39.46
==============================================================================================
Exercisable                                                       3,491                 $35.89
==============================================================================================


     In addition, the Company had 4,751,945 shares available for future grants under the Employee Stock Purchase Plan at February 2, 1997. This plan enables the Company to grant substantially all full-time associates options to purchase up to 22,137,500 shares of common stock, of which 17,385,555 shares have been exercised from inception of the plan. Shares available for future grants may be exercised at a price equal to the lower of 85% of the stock's fair market value on the first day or the last day of the purchase period. Shares purchased may not exceed the lesser of 20% of the associate's annual compensation, as defined, or $25,000 of common stock at its fair market value (determined at the time such option is granted) for any one calendar year. Associates pay for the shares ratably over a period of one year (the purchase period) through payroll deductions and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an associate elects not to exercise such options, the full amount withheld is refundable. During fiscal 1996, options for 1,535,961 shares were exercised at an average price of $33.11 per share. At February 2, 1997, there were 491,084 options outstanding, net of cancellations, at an average price of $42.71 per share.



NOTE 5 - LEASES The Company leases certain retail locations, office space, warehouse and distribution space, equipment and vehicles. While the majority of the leases are operating leases, certain retail locations are leased under capital leases. As leases expire, it can be expected that, in the normal course of business, leases will be renewed or replaced.
     In June 1996, the Company entered into a $300,000,000 operating lease agreement for the purpose of financing construction costs for selected new stores planned to open primarily in 1997. Under the agreement, the lessor purchases the properties, pays for the construction costs and thereafter leases the facilities to the Company. The initial lease term is five years with five 2-year renewal options. The lease provides for substantial residual value guarantees and includes purchase options at original cost on each property.
     During 1995, the Company entered into two operating lease arrangements under which the Company will lease an import distribution facility, including its related equipment, and an office building for store support associates. The initial lease terms are five and seven years, respectively, with five 5-year renewal options for the distribution facility and one 5-year renewal option for the office building. Both of these leases provide for substantial residual value guarantees and include purchase options at the higher of the cost or fair market value of the assets for the import distribution facility lease and at cost for the office building.
     The maximum amount of the residual value guarantees relative to the assets under these three leases is projected to be $380,420,000. Once the leased assets are placed into service, the Company will estimate its liability under the residual value guarantees and will record additional rent expense on a straight-line basis over the remaining lease terms.
     Total rent expense, net of minor sublease income, for the fiscal years ended February 2, 1997, January 28, 1996 and January 29, 1995 was $219,240,000,
$199,710,000 and $164,381,000, respectively. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company under the building leases. Certain of the store leases provide for contingent rentals based on percentages of sales in excess of specified minimums. Contingent rentals for the fiscal years ended February 2, 1997, January 28, 1996 and January 29, 1995 were approximately $9,528,000, $9,068,000 and $9,744,000, respectively.


                                                              The Home Depot 27

                     THE HOME DEPOT, INC. AND SUBSIDIARIES


     The approximate future minimum lease payments under capital and operating leases at February 2, 1997 were as follows (in thousands):


FISCAL YEAR                                                              CAPITAL LEASES  OPERATING LEASES
---------------------------------------------------------------------------------------------------------
1997                                                                         $   17,071        $  242,751
1998                                                                             17,076           242,748
1999                                                                             17,145           229,403
2000                                                                             17,462           205,855
2001                                                                             17,488           196,614
Thereafter                                                                      243,980         2,295,924
---------------------------------------------------------------------------------------------------------
                                                                                330,222        $3,413,295
                                                                                               ==========
Less: Imputed interest                                                         (224,209)
---------------------------------------------------------------------------------------
    Net present value of capital lease obligations                              106,013
Less: Current installments                                                       (1,265)
---------------------------------------------------------------------------------------
    Long-term capital lease obligations, excluding current installments      $  104,748
=======================================================================================


     Short-term and long-term obligations for capital leases are included in the Company's Consolidated Balance Sheets in Current Installments of Long-Term Debt and Long-Term Debt, respectively. The assets under capital leases recorded in Net Property and Equipment, net of amortization, at February 2, 1997 and January 28, 1996, totaled $105,942,000 and $85,987,000, respectively.



NOTE 6 - EMPLOYEE BENEFIT PLANS During fiscal 1996, the Company established a defined contribution plan ("401(k)") pursuant to Section 401(k) of the Internal Revenue Code. The 401(k) covers substantially all associates that meet certain service requirements. The Company makes matching contributions on a weekly basis up to specified percentages of associates' contributions as approved by the Board of Directors. The Company's contribution is sent to the plan trustee who purchases shares of the Company's common stock on the open market. These shares are then allocated to the associates' accounts.
     During fiscal 1988, the Company established a leveraged Employee Stock Ownership Plan and Trust ("ESOP") covering substantially all full-time associates. At February 2, 1997, the ESOP held a total of 6,682,878 shares of the Company's common stock in trust for plan participants' accounts. The ESOP purchased the shares in the open market with the proceeds of loans obtained from the Company during fiscal 1992, 1990 and 1989 totaling $81,442,000. All loans payable to the Company in connection with the purchase of such shares were paid in full as of February 2, 1997. The Company's Board of Directors has authorized loans to the ESOP of up to $90,000,000. The Company may advance funds to the ESOP to enable the ESOP to purchase up to an additional $8,558,000 of the Company's common stock in the open market at prices the ESOP deems desirable.
     The Company's common stock purchased by the ESOP is held in a "suspense account" as collateral for amounts loaned by the Company. At the discretion of its Board of Directors, the Company makes annual contributions to the ESOP, which the plan trustee is required to use to make loan interest and principal payments to the Company. When the Company commits to make contributions to the ESOP, a portion of the common stock is released from the "suspense account" and allocated to participating associates. As of February 2, 1997, 6,006,474 shares had been allocated to participating associates, 676,404 shares were committed to be released, and there were no shares held in suspense by the trustee. Any dividends on unallocated shares are used to service the ESOP's debt, to pay expenses of the ESOP, to purchase additional shares of the Company's common stock or to purchase other investments. The unpaid portion of the ESOP's obligation to the Company is recorded as a reduction of stockholders' equity.
     The Company adopted a non-qualified ESOP Restoration Plan in fiscal 1994. The primary purpose of the plan is to provide certain associates deferred compensation that they would have received under the ESOP if not for the maximum compensation limits under the Internal Revenue Code of 1986, as amended. The Company has established a "rabbi trust" to fund the benefits under the ESOP Restoration Plan. Compensation expense related to this plan for fiscal years 1996 and 1995 was not material. Funds provided to the trust are primarily used to purchase shares of the Company's common stock on the open market.
     The Company's combined contributions to the 401(k) and ESOP were $24,617,000 for fiscal year 1996, and contributions to the ESOP were $14,000,000 and $12,500,000 for fiscal years 1995 and 1994, respectively.


28  The Home Depot

NOTE 7 - INVESTMENTS The Company's investments were all classified as available-for-sale and consisted of the following at February 2, 1997 and January 28, 1996 (in thousands):


                                                 FEBRUARY 2, 1997                             JANUARY 28, 1996
--------------------------------------------------------------------------------------------------------------------------
                                                GROSS       GROSS                            GROSS       GROSS
                                   AMORTIZED  UNREALIZED  UNREALIZED    FAIR    AMORTIZED  UNREALIZED  UNREALIZED   FAIR
                                     COST       GAINS       LOSSES     VALUE      COST       GAINS       LOSSES     VALUE
--------------------------------------------------------------------------------------------------------------------------
Tax-exempt notes and bonds          $193,728      $-        $219      $193,509    $56,138      $14         $20     $56,132
U.S. Treasury securities             197,640       -          19       197,621        229        -           -         229
U.S. government agency securities        612       -           -           612          -        -           -           -
Corporate obligations                 13,900       -           -        13,900     13,901        -          70      13,831
Preferred stock                            -       -           -             -     10,000        -           -      10,000
Corporate asset-backed securities     15,289       -          21        15,268          -        -           -           -
--------------------------------------------------------------------------------------------------------------------------
    Total                           $421,169      $-        $259      $420,910    $80,268      $14         $90     $80,192
==========================================================================================================================
Short-term investments,
  including current maturities
  of long-term investments          $412,682      $-        $252      $412,430    $54,751      $ 7         $ 2     $54,756
Long-term investments                  8,487       -           7         8,480     25,517        7          88      25,436
--------------------------------------------------------------------------------------------------------------------------
    Total                           $421,169      $-        $259      $420,910    $80,268      $14         $90     $80,192
==========================================================================================================================

     Proceeds from sales of investments available-for-sale for the fiscal year ended February 2, 1997 were $40,737,000, and gross gains realized on fiscal year 1996 sales were $55,000. Proceeds from sales of investments available-for-sale for the fiscal year ended January 28, 1996 were $30,721,000. Gross gains of $790,000 and gross losses of $69,000 were realized on fiscal 1995 sales. Proceeds from sales of investments available-for-sale for the fiscal year ended January 29, 1995 were $526,696,000. Gross gains of $1,638,000 and gross losses of $1,251,000 were realized on fiscal year 1994 sales.



NOTE 8 - COMMITMENTS AND CONTINGENCIES At February 2, 1997, the Company was contingently liable for approximately $104,216,235 under outstanding letters of credit issued in connection with purchase commitments.
     The Company is a defendant in a lawsuit certified for class action status claiming gender discrimination in the Company's Western division. The action seeks injunctive and declaratory relief and damages. Discovery is in its final stage, and a trial is scheduled to begin in the latter part of fiscal 1997. Two other gender discrimination lawsuits have been filed against the Company, one in New Orleans and one in New Jersey, seeking class certification. Neither of these lawsuits has been certified as a class action lawsuit as of February 2, 1997. Although the New Orleans case has been stayed pending the outcome of a similar, but unrelated, case on appeal, the U.S. Equal Employment Opportunity Commission ("EEOC") has filed a motion to intervene. The New Jersey case has been allowed to proceed at this time without class status and only on an individual plaintiff basis. Management intends to vigorously defend each of the cases, including the EEOC's attempted intervention. While the ultimate results of this litigation cannot be determined, management does not expect that the resolutions of these proceedings will have a material adverse effect on the consolidated financial position or results of operations of the Company.
     The Company is involved in other litigation arising from the normal course of business. In management's opinion, this litigation will not materially affect the Company's consolidated financial position or results of operations.



NOTE 9 - ACQUISITION OF INTEREST IN CANADIAN COMPANY Effective February 28, 1994, the Company entered into a partnership ("The Home Depot Canada") with The Molson Companies and, as a result, acquired 75% of Aikenhead's Home Improvement Warehouse ("Aikenhead's"), which was operating seven warehouse-style home improvement stores in Canada. Subsequent to the acquisition, The Home Depot Canada has opened 17 additional stores in Canada. At any time after the sixth anniversary of the purchase, the Company has the option to purchase, or the other partner has the right to cause the Company to purchase, the remaining 25% of The Home Depot Canada. The option price is based on the lesser of fair market value or a value to be determined by an agreed-upon formula as of the option exercise date.


                                                              The Home Depot 29

                    THE HOME DEPOT, INC. AND SUBSIDIARIES


     The purchase price for the 75% interest in Aikenhead's was approximately $161,548,000 in cash and was accounted for by the purchase method of accounting. Accordingly, results of the partnership's operations have been included with those of the Company from the date of acquisition. The excess purchase price over the estimated fair value of the net assets as of the acquisition date of $67,626,000 has been recorded as goodwill and is being amortized over 40 years.



NOTE 10 - QUARTERLY FINANCIAL DATA The following is a summary of the unaudited quarterly results of operations for the fiscal years ended February 2, 1997 and January 28, 1996 (in thousands, except per share data):


                                                                                                  NET EARNINGS
                                                  PERCENT INCREASE                                 PER COMMON
                                                   IN COMPARABLE                                   AND COMMON
                                      NET SALES     STORE SALES     GROSS PROFIT   NET EARNINGS  EQUIVALENT SHARE
-----------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED FEBRUARY 2, 1997:
FIRST QUARTER                        $ 4,362,215        3%            $1,219,930      $195,019        $0.41
SECOND QUARTER                         5,292,917        9%             1,436,895       270,174         0.56
THIRD QUARTER                          4,921,831        7%             1,338,251       221,371         0.46
FOURTH QUARTER                         4,958,540        7%             1,439,004       251,175         0.52
-----------------------------------------------------------------------------------------------------------------
                                     $19,535,503        7%            $5,434,080      $937,739        $1.94
=================================================================================================================
Fiscal year ended January 28, 1996:
First quarter                        $ 3,568,962        5%            $  997,521      $157,765        $0.34
Second quarter                         4,151,722        4%             1,123,046       212,887         0.45
Third quarter                          3,997,790        1%             1,076,557       175,473         0.37
Fourth quarter                         3,751,884        1%             1,088,462       185,398         0.39
-----------------------------------------------------------------------------------------------------------------
                                     $15,470,358        3%            $4,285,586      $731,523        $1.54
=================================================================================================================



30 The Home Depot

                         INDEPENDENT AUDITORS' REPORT

                                                          KPMG Peat Marwick

The Board of Directors and Stockholders
The Home Depot, Inc.:

We have audited the accompanying consolidated balance sheets of The Home Depot, Inc. and subsidiaries as of February 2, 1997 and January 28, 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended February 2, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Home Depot, Inc. and subsidiaries as of February 2, 1997 and January 28, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended February 2, 1997 in conformity with generally accepted accounting principles.


                                                      /s/ KPMG Peat Marwick LLP
                                                      KPMG Peat Marwick LLP
Atlanta, Georgia
March 14, 1997

                                                              The Home Depot 31