Form 10-K, Exhibit 13
period 1998-02-01
HOME DEPOT INC
filed 1998-04-23
CIK 354950

                                   EXHIBIT 13

                                                                      EXHIBIT 13

The Home Depot, Inc. and Subsidiaries
Amounts in Millions, except where noted

10-Year Selected Financial
and Operating Highlights Excerpts



                                                  1997       1996(1)        1995         1994       1993
--------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA
Net sales                                       $ 24,156     $19,535     $15,470     $ 12,477    $ 9,239
Net sales increase (%)                              23.7        26.3        24.0         35.0       29.2
Earnings before taxes(2)                           2,002       1,535       1,195          980        737
Net earnings(2)                                    1,224         938         732          605        457
Net earnings increase (%)(2)                        30.5        28.2        21.0         32.2       26.1
Diluted earnings per share ($)(2,3,4,5)             1.64        1.29        1.02          .88        .67
Diluted earnings per share increase (%)(2)          27.1        26.5        15.9         31.3       21.8
Weighted average number of common shares
outstanding assuming dilution(3,4)                   762         732         717          714        711
Gross margin - % of sales                           28.1        27.8        27.7         27.9       27.7
Store selling and operating expense - % of sales    17.8        18.0        18.0         17.8       17.6
Pre-opening expense - % of sales                      .3          .3          .4           .4         .4
General and administrative expense - % of sales      1.7         1.7         1.7          1.8        2.0
Net interest income (expense) - % of sales             -          .1          .1          (.1)        .3
Earnings before taxes - % of sales(2)                8.3         7.9         7.7          7.8        8.0
Net earnings - % of sales(2)                         5.1         4.8         4.7          4.8        5.0

BALANCE SHEET DATA AND FINANCIAL RATIOS
Total assets                                    $ 11,229     $ 9,342     $ 7,354     $  5,778    $ 4,701
Working capital                                    2,004       1,867       1,255          919        994
Merchandise inventories                            3,602       2,708       2,180        1,749      1,293
Net property and equipment                         6,509       5,437       4,461        3,397      2,371
Long-term debt                                     1,303       1,247         720          983        874
Stockholders' equity                               7,098       5,955       4,988        3,442      2,814
Book value per share ($)(3)                         9.70        8.26        6.97         5.06       4.17
Long-term debt to equity (%)                        18.4        20.9        14.4         28.6       31.1
Current ratio                                     1.82:1      2.01:1      1.89:1       1.76:1     2.02:1
Inventory turnover                                  5.4x        5.6x        5.5x         5.7x       5.9x
Return on beginning equity (%)                      19.5        18.8        21.3         21.5       19.9

STATEMENT OF CASH FLOWS DATA
Depreciation and amortization                   $    283     $   232     $   181     $    130      $  90
Capital expenditures                               1,525       1,248       1,308        1,220        900
Cash dividends per share ($)(3)                      .19         .15         .13          .10        .07

STORE DATA(6)
Number of stores                                     624         512         423          340        264
Number of states                                      41          38          31           28         23
Number of Canadian provinces                           4           3           3            3          -
Square footage at year-end                            66          54          44           35         26
Increase in square footage (%)                      23.1        21.6        26.3         33.2       26.3
Average square footage per store (in thousands)      106         105         105          103        100

STORE SALES AND OTHER DATA(6)
Comparable store sales increase (%)(7)                 7           7           3            8          7
Average total company weekly sales              $    465     $   369     $   298     $    240    $   178
Weighted average weekly sales per                    829         803         787          802        764
operating store (in thousands)
Weighted average sales per square foot ($)(7)        406         398         390          404        398
Number of customer transactions                      550         464         370          302        236
Average sale per transaction ($)                   43.63       42.09       41.78        41.29      39.13
Number of associates at year-end (actual)        124,400      98,100      80,800       67,300     50,600
--------------------------------------------------------------------------------------------------------

(1) Fiscal years 1996 and 1990 consisted of 53 weeks; all other years reported consisted of 52 weeks.
(2) Excludes the effect of the $104 million non-recurring charge in fiscal 1997.
(3) All share and per share data have been adjusted for a three-for-two stock split on July 3, 1997.
(4) Share and per share data have been restated for the adoption of SFAS 128 "Earnings per Share."
(5) Diluted earnings per share for fiscal 1997, including the $104 million non-recurring charge, were $1.55 (see note 9 of the Notes to Consolidated Financial Statements).
(6) Excludes Maintenance Warehouse and National Blind & Wallpaper Factory.
(7) Adjusted to reflect the first 52 weeks of the 53-week fiscal years in 1996 and 1990.

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

SELECTED CONSOLIDATED
STATEMENTS OF EARNINGS DATA

                                                                                                               PERCENTAGE
                                                                                                           INCREASE (DECREASE)
                                                                        FISCAL YEAR(1)                     OF DOLLAR AMOUNTS
                                                            --------------------------------------------------------------------
                                                                                                            1997         1996
                                                            1997            1996                 1995     VS. 1996     VS. 1995
--------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                   100.0%            100.0%             100.0%      23.7%       26.3%
Gross Profit                                                 28.1              27.8               27.7       24.8        26.8
Operating Expenses:
   Selling and Store Operating                               17.8              18.0               18.0       21.8        26.5
   Pre-Opening                                                0.3               0.3                0.4       19.7         4.5
   General and Administrative                                 1.7               1.7                1.7       27.2        20.3
   Non-Recurring Charge                                       0.4                 -                  -          -           -
--------------------------------------------------------------------------------------------------------------------------------
     Total Operating Expenses                                20.2              20.0               20.1       24.8        25.6
--------------------------------------------------------------------------------------------------------------------------------
     OPERATING INCOME                                         7.9               7.8                7.6       24.7        30.0

Interest Income (Expense):
   Interest and Investment Income                             0.2               0.1                0.1       73.8        30.5
   Interest Expense                                          (0.2)                -                  -      160.8       287.8
--------------------------------------------------------------------------------------------------------------------------------
     Interest, net                                              -               0.1                0.1      (73.7)      (38.6)

Minority Interest                                               -                 -                  -       87.9          NM(2)
--------------------------------------------------------------------------------------------------------------------------------
     Earnings Before Income Taxes                             7.9               7.9                7.7       23.7        28.4
Income Taxes                                                  3.1               3.1                3.0       23.7        28.7
--------------------------------------------------------------------------------------------------------------------------------
     NET EARNINGS                                             4.8%              4.8%               4.7%      23.7%       28.2%
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

SELECTED CONSOLIDATED SALES DATA
Number of Transactions (000s)                             550,226           464,089            370,317       18.6%       25.3%
Average Sale per Transaction                          $     43.63       $     42.09        $     41.78        3.7         0.7
Weighted Average Weekly Sales per Operating Store     $   829,000       $   803,000        $   787,000        3.2         2.0
Weighted Average Sales per Square Foot                $    405.56       $    398.29(3)     $    390.32        1.8         2.0
--------------------------------------------------------------------------------------------------------------------------------



(1)Fiscal years 1997, 1996 and 1995 refer to the fiscal years ended February 1, 1998; February 2, 1997; and January 28, 1996, respectively.
(2)Not meaningful.
(3)Adjusted to reflect the first 52 weeks of the 53-week fiscal year in 1996.


                                                                  The Home Depot
                                                                       17

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                      AND FINANCIAL CONDITION (CONTINUED)

                     THE HOME DEPOT, INC. AND SUBSIDIARIES


FORWARD-LOOKING STATEMENTS: Certain written and oral statements made by the Company or with the approval of an authorized executive officer of the Company may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. Words or phrases such as "should result, are expected to, we anticipate, we estimate, we project" or similar expressions are intended to identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. These risks and uncertainties include, but are not limited to, unanticipated weather conditions, stability of costs and availability of sourcing channels, conditions affecting the acquisition, development and ownership of real estate, and the impact of competition. Caution should be taken not to place undue reliance on any such forward-looking statements, since such statements speak only as of the date of the making of such statements.

RESULTS OF OPERATIONS: For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements presented in this annual report.

FISCAL YEAR ENDED FEBRUARY 1, 1998 COMPARED TO FEBRUARY 2, 1997

Fiscal 1997 consisted of 52 weeks compared to 53 weeks in fiscal 1996. Net sales for fiscal 1997 increased 24% to $24.2 billion from $19.5 billion in fiscal 1996. This increase was attributable to, among other things, full year sales from the 89 new stores opened during fiscal 1996, a 7% comparable 52-week store-for-store sales increase, and 112 new store openings and 5 store relocations during fiscal 1997. The total increase in sales was partially offset by one less week of sales in fiscal 1997 versus fiscal 1996.

   Gross profit as a percent of sales was 28.1% for fiscal 1997 compared to 27.8% for fiscal 1996. The increase was primarily attributable to a lower cost of merchandise as a percent of sales resulting from product line reviews and other merchandising initiatives begun in fiscal 1996 and continued through fiscal 1997. In addition, lower and more stable lumber costs, sales mix changes, and better inventory shrink results contributed to the gross profit improvement.

   Operating expenses as a percent of sales were 20.2% for fiscal 1997 compared to 20.0% for fiscal 1996. Operating expenses for fiscal 1997 included a non-recurring charge of $104 million related to the settlements of a class action gender discrimination lawsuit and three other gender discrimination lawsuits. The non-recurring charge includes expected payments of $65 million to the plaintiff class members and $22.5 million to the plaintiffs' attorneys and approximately $17 million for other related internal costs, including implementation or enhancement of certain human resources programs, as well as the settlement terms of the three other lawsuits. Excluding the non-recurring charge, operating expenses as a percent of sales were 19.7% for fiscal 1997.

   Selling and store operating expenses as a percent of sales decreased to 17.8% in fiscal 1997 from 18.0% in fiscal 1996. The decrease in selling and store operating expenses was primarily attributable to lower net advertising expenses resulting from higher cooperative advertising participation by vendors and increased use of national advertising, as well as lower medical insurance costs primarily due to a higher percentage of the Company's associates using in-network providers. Partially offsetting these decreases were higher store payroll expenses as a percent of sales, mainly due to increased focus on certain higher margin merchandise categories that require more labor hours to support, such as flooring and other decor areas.

   Pre-opening expenses as a percent of sales were 0.3% for both fiscal 1997 and fiscal 1996. The Company opened 112 new stores and relocated 5 stores in fiscal 1997, and opened 89 new stores and relocated 7 stores in fiscal 1996. Pre-opening expenses averaged $559,000 per store in fiscal 1997 compared to $570,000 per store in fiscal 1996.

   General and administrative expenses as a percent of sales were 1.7% for both fiscal 1997 and fiscal 1996. Incremental expenses related to long-term growth and business planning initiatives incurred in fiscal 1997 were partially offset by efficiencies realized from increased sales.

   Interest and investment income as a percent of sales increased to 0.2% in fiscal 1997 from 0.1% in fiscal 1996 due to a full year of investment income earned in fiscal 1997 from the proceeds of the issuance of $1.1 billion of the Company's 3-1/4% Convertible Subordinated Notes ("3-1/4% Notes") in October 1996 (see Liquidity and Capital Resources). Interest expense as a percent of sales was 0.2% in fiscal 1997 compared to 0% in fiscal 1996. The increase from the prior year was primarily attributable to a full year of interest expense on the 3-1/4% Notes in fiscal 1997, compared to a partial year of interest expense on the 3-1/4% Notes and lower levels of long-term debt prior to issuance of the 3-1/4% Notes in fiscal 1996.

   The Company's combined federal and state effective income tax rate was 38.9% for both fiscal 1997 and fiscal 1996. The Company currently expects the effective tax rate to increase to 39.3% in fiscal 1998, due to higher effective state tax rates and a reduction in tax-exempt interest income as investment balances decline.

   Net earnings as a percent of sales were 4.8% for both fiscal 1997 and fiscal 1996, reflecting a higher gross profit percentage and lower selling and store operating expenses as a percent of sales, offset by non-recurring charge recorded during fiscal 1997, as described above. Diluted earnings per share were $1.55 for fiscal 1997 compared to $1.29 for fiscal 1996. Excluding the non-recurring charge, diluted earnings per share were $1.64 for fiscal 1997.


THE HOME DEPOT
       18

FISCAL YEAR ENDED FEBRUARY 2, 1997 COMPARED TO JANUARY 28, 1996

   Net sales for fiscal 1996 increased 26% to $19.5 billion from $15.5 billion in fiscal 1995. This increase was attributable to, among other things, full year sales from the 83 new stores opened during fiscal 1995, a 7% comparable store-for-store sales increase, and 89 new store openings and 7 store relocations during fiscal 1996. A portion of this increase was also attributable to the additional week of sales in fiscal 1996.

   Gross profit as a percent of sales was 27.8% for fiscal 1996 compared to 27.7% for fiscal 1995. The improvement resulted primarily from more effective buying practices, which resulted in lowering the cost of merchandise, and sales mix changes.

   Operating expenses as a percent of sales were 20.0% for fiscal 1996 compared to 20.1% for fiscal 1995. Selling and store operating expenses as a percent of sales were 18.0% for both fiscal 1996 and fiscal 1995. Net advertising expenses decreased from fiscal 1995 primarily due to economies realized from increased national advertising. In addition, fixed occupancy expenses as a percent of sales were slightly lower in fiscal 1996 than in fiscal 1995 due to higher sales volumes related to the extra week in fiscal 1996. These decreases in selling and store operating expenses were offset by higher expenses, as a percent of sales, related to store management bonuses and the employee stock ownership plan. In addition, expenses associated with store relocations in fiscal 1996 were higher as a percent of sales than in fiscal 1995 primarily due to the adoption in fiscal 1996 of a new accounting standard, which changed the timing of recognition of these expenses. Pre-opening expenses as a percent of sales decreased to 0.3% in fiscal 1996 from 0.4% in fiscal 1995 due to efficiencies achieved in the new store opening process in fiscal 1996.

   Interest and investment income was 0.1% of sales for fiscal 1996 and 1995. Investment income in fiscal 1996 was primarily generated from the net proceeds of the 3-1/4% Notes issued in October 1996. Interest expense also increased due to the higher level of long-term debt associated with the 3-1/4% Notes.

   The Company's combined federal and state effective income tax rate was 38.9% for fiscal 1996 compared to 38.8% in fiscal 1995. This increase was principally attributable to lower tax-advantaged investments and a higher effective state income tax rate, partially offset by various federal and state tax credits.

   Net earnings as a percent of sales were 4.8% for fiscal 1996 compared to 4.7% for fiscal 1995, reflecting higher gross profit and lower operating expenses, partially offset by the higher effective income tax rate, as described above. Diluted earnings per share were $1.29 for fiscal 1996 compared to $1.02 for fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES: Cash flow generated from store operations provides the Company with a significant source of liquidity. Additionally, a significant portion of the Company's inventory is financed under vendor credit terms.

   The Company plans to open approximately 137 new stores and relocate 6 existing stores during fiscal 1998. It is anticipated that approximately 78% of these locations will be owned, and the remainder will be leased. The Company also plans to open approximately 170 stores, including relocations, in fiscal 1999. In June 1996, the Company entered into a $300 million operating lease agreement for the purpose of financing construction costs of certain new stores. The Company increased its available funding under the operating lease agreement to $600 million in May 1997. Under the agreement, the lessor purchases the properties, pays for the construction costs and subsequently leases the facilities to the Company. The lease provides for substantial residual value guarantees and includes purchase options at original cost on each property. The Company financed a portion of new stores opened in fiscal 1997 under the agreement and anticipates utilizing this facility to finance selected new stores planned in fiscal 1998 and an office building in fiscal 1999. In addition, some planned locations for fiscal 1998 will be leased individually, and it is expected that many locations may be obtained through the acquisition of land parcels and the construction or purchase of buildings. While the cost of new stores to be constructed and owned by the Company varies widely, principally due to land costs, new store costs are currently estimated to average approximately $13.1 million per location. The cost to remodel and fixture stores to be leased is expected to average approximately $2.4 million per store. In addition, each new store will require approximately $3.6 million to finance inventories, net of vendor financing.

   During fiscal 1996, the Company issued, through a public offering, $1.1 billion of 3-1/4% Convertible Subordinated Notes due October 1, 2001. The 3-1/4% Notes were issued at par and are convertible into shares of the Company's common stock at any time prior to maturity, unless previously redeemed by the Company, at a conversion price of $46.0833 per share, subject to adjustment under certain conditions. The 3-1/4% Notes may be redeemed, at the option of the Company, at any time on or after October 2, 1999, in whole or in part, at a redemption price of 100.813% of the principal amount and after October 1, 2000, at 100% of the principal amount. The Company used the net proceeds from the offering to repay outstanding commercial paper obligations, to finance a portion of the Company's capital expenditure program, including planned store expansions and renovations, and for general corporate purposes. The remaining proceeds were invested in short-term securities.


                                                                 THE HOME DEPOT

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
                        FINANCIAL CONDITION (CONTINUED)

                     THE HOME DEPOT, INC. AND SUBSIDIARIES

   The Company has a commercial paper program that allows borrowings up to a maximum of $800 million. As of February 1, 1998, there were no borrowings outstanding under the program. In connection with the program, the Company has a back-up credit facility with a consortium of banks for up to $800 million. The credit facility, which expires in December 2000, contains various restrictive covenants, none of which is expected to impact the Company's liquidity or capital resources.

   As of February 1, 1998, the Company had $174 million in cash and cash equivalents and short-term investments, as well as $15 million in long-term investments. Management believes that its current cash position, the proceeds from short-term and long-term investments, internally generated funds, funds available from its $800 million commercial paper program, funds available from the $600 million operating lease agreement, and/or the ability to obtain alternate sources of financing should enable the Company to complete its capital expenditure programs, including store expansions and renovations, through the next several fiscal years.

YEAR 2000: The Company is currently addressing a universal situation commonly referred to as the "Year 2000 Problem." The Year 2000 Problem relates to the inability of certain computer software programs to properly recognize and process date-sensitive information relative to the year 2000 and beyond. During fiscal 1997, the Company developed a plan to devote the necessary resources to identify and modify systems impacted by the Year 2000 Problem, or implement new systems to become year 2000 compliant in a timely manner. The cost of executing this plan is not expected to have a material impact on the Company's results of operations or financial condition. In addition, the Company has contacted its major suppliers and vendors to ensure their awareness of the Year 2000 Problem. If the Company, its suppliers or vendors are unable to resolve issues related to the year 2000 on a timely basis, it could result in a material financial risk.

RECENT ACCOUNTING PRONOUNCEMENTS: In June 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." Comprehensive income includes not only net earnings, but also revenues, expenses, gains and losses that are excluded from net earnings under generally accepted accounting principles. Examples include foreign currency translation adjustments and unrealized gains and losses on investments. SFAS 130 requires that all items required to be recognized as components of comprehensive income be reported in a financial statement with equal prominence to the other financial statements. SFAS 130 is effective for interim and annual periods beginning after December 15, 1997. Adoption of SFAS 130 is not expected to materially impact the Company's reported results, since each component of comprehensive income is currently reported separately in both Stockholders' Equity on the Consolidated Balance Sheets and in the Consolidated Statements of Stockholders' Equity.

IMPACT OF INFLATION AND CHANGING PRICES: Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on sales or results of operations.



THE HOME DEPOT
      20

                       CONSOLIDATED STATEMENTS OF EARNINGS
                      THE HOME DEPOT, INC. AND SUBSIDIARIES
                   AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA

                                                                  FISCAL YEAR ENDED
                                                         ---------------------------------------
                                                         FEBRUARY 1,   FEBRUARY 2,   JANUARY 28,
                                                            1998          1997          1996
                                                         (52 WEEKS)    (53 WEEKS)    (52 WEEKS)
------------------------------------------------------------------------------------------------
NET SALES                                                $ 24,156      $ 19,535      $ 15,470
Cost of Merchandise Sold                                   17,375        14,101        11,184
------------------------------------------------------------------------------------------------
   Gross Profit                                             6,781         5,434         4,286
Operating Expenses:
   Selling and Store Operating                              4,287         3,521         2,784
   Pre-Opening                                                 65            55            52
   General and Administrative                                 413           324           270
   Non-Recurring Charge (note 9)                              104             -             -
------------------------------------------------------------------------------------------------
      Total Operating Expenses                              4,869         3,900         3,106
------------------------------------------------------------------------------------------------
      OPERATING INCOME                                      1,912         1,534         1,180

Interest Income (Expense):
   Interest and Investment Income                              44            25            19
   Interest Expense (note 2)                                  (42)          (16)           (4)
------------------------------------------------------------------------------------------------
      Interest, net                                             2             9            15

Minority Interest (note 11)                                   (16)           (8)            -
------------------------------------------------------------------------------------------------
      Earnings Before Income Taxes                          1,898         1,535         1,195

Income Taxes (note 3)                                         738           597           463
      NET EARNINGS                                       $  1,160      $    938      $    732
================================================================================================
BASIC EARNINGS PER SHARE (note 8)                        $   1.59      $   1.30      $   1.03

Weighted Average Number of Common Shares Outstanding          729           719           709
================================================================================================
DILUTED EARNINGS PER SHARE (note 8)                      $   1.55      $   1.29      $   1.02
Weighted Average Number of Common Shares
    Outstanding Assuming Dilution                             762           732           717
================================================================================================

          See accompanying notes to consolidated financial statements.



                                                                 THE HOME DEPOT

                           CONSOLIDATED BALANCE SHEETS
                      THE HOME DEPOT, INC. AND SUBSIDIARIES
                     AMOUNTS IN MILLIONS, EXCEPT SHARE DATA

                                                                               FEBRUARY 1,   FEBRUARY 2,
                                                                                 1998           1997
--------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and Cash Equivalents                                                    $    172      $  146
   Short-Term Investments, including current maturities of long-term
      investments (note 7)                                                             2         413
   Receivables, net                                                                  556         388
   Merchandise Inventories                                                         3,602       2,708
   Other Current Assets                                                              128          54
--------------------------------------------------------------------------------------------------------
      Total Current Assets                                                         4,460       3,709
--------------------------------------------------------------------------------------------------------
Property and Equipment, at cost:
   Land                                                                            2,194       1,855
   Buildings                                                                       3,041       2,470
   Furniture, Fixtures and Equipment                                               1,370       1,084
   Leasehold Improvements                                                            383         340
   Construction in Progress                                                          336         284
   Capital Leases (notes 2 and 5)                                                    163         117
--------------------------------------------------------------------------------------------------------
                                                                                   7,487       6,150

   Less Accumulated Depreciation and Amortization                                    978         713
--------------------------------------------------------------------------------------------------------
      Net Property and Equipment                                                   6,509       5,437
--------------------------------------------------------------------------------------------------------
Long-Term Investments (note 7)                                                        15           8
Notes Receivable                                                                      27          40
Cost in Excess of the Fair Value of Net Assets Acquired, net of accumulated
   amortization of $18 at February 1, 1998 and $15 at February 2, 1997               140          87
Other                                                                                 78          61
--------------------------------------------------------------------------------------------------------
                                                                                $ 11,229      $9,342
========================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts Payable                                                             $  1,358      $1,090
   Accrued Salaries and Related Expenses                                             312         249
   Sales Taxes Payable                                                               143         129
   Other Accrued Expenses                                                            530         323
   Income Taxes Payable                                                              105          49
   Current Installments of Long-Term Debt (notes 2 and 5)                              8           2
--------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                    2,456       1,842
--------------------------------------------------------------------------------------------------------
Long-Term Debt, excluding current installments (notes 2 and 5)                     1,303       1,247
Other Long-Term Liabilities                                                          178         134
Deferred Income Taxes (note 3)                                                        78          66
Minority Interest (note 11)                                                          116          98
STOCKHOLDERS' EQUITY (notes 2, 4 and 6)
   Common Stock, par value $0.05. Authorized: 1,000,000,000 shares; issued and outstanding -732,108,000 shares at February 1, 1998 and 720,773,000
   shares at February 2, 1997                                                         37          36
   Paid-in Capital                                                                 2,662       2,511
   Retained Earnings                                                               4,430       3,407
   Cumulative Translation Adjustments                                                (28)          2
--------------------------------------------------------------------------------------------------------
                                                                                   7,101       5,956
   Less: Shares Purchased for Compensation Plans (notes 4 and 6)                       3           1
--------------------------------------------------------------------------------------------------------
      Total Stockholders' Equity                                                   7,098       5,955
--------------------------------------------------------------------------------------------------------
Commitments and Contingencies (notes 5, 10 and 11)                              $ 11,229      $9,342
========================================================================================================


          See accompanying notes to consolidated financial statements.


THE HOME DEPOT
      22

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      THE HOME DEPOT, INC. AND SUBSIDIARIES
                   AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA

                                                                                                   UNREALIZED
                                       COMMON STOCK                               CUMULATIVE     GAIN(LOSS) ON      NOTES
                                     -----------------    PAID-IN    RETAINED     TRANSLATION     INVESTMENTS,    RECEIVABLE
                                     SHARES     AMOUNT    CAPITAL    EARNINGS     ADJUSTMENTS         NET         FROM ESOP
----------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 29, 1995               680     $34       $1,515     $ 1,937         $(11)           $(1)            $(32)
============================================================================================================================
Shares Sold Under Employee Stock
   Purchase and Option Plans,
   net of retirements (note 4)            5       -           68           -            -              -                -
Tax Effect of Sale of Option Shares
   by Employees                           -       -           10           -            -              -                -
Cumulative Translation Adjustments        -       -            -           -            5              -                -
Repayments of Notes Receivable
   from ESOP, net (note 6)                -       -            -           -            -              -               15
Conversion of 4-1/2% Convertible
   Subordinated Notes, net               31       2          803           -            -              -                -
Unrealized Gain on Investments,           -       -            -           -            -              1                -
   net (note 7)
Net Earnings                              -       -            -         732            -              -                -
Cash Dividends ($0.13 per share)          -       -            -         (90)           -              -                -
----------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 28, 1996               716     $36       $2,396     $ 2,579         $ (6)           $ -             $(17)
============================================================================================================================
Shares Sold Under Employee Stock
   Purchase and Option Plans,
   net of retirements (note 4)            5       -          104           -            -              -                -
Tax Effect of Sale of Option Shares
   by Employees                           -       -           11           -            -              -                -
Cumulative Translation Adjustments        -       -            -           -            8              -                -
Repayments of Notes Receivable
   from ESOP, net (note 6)                -       -            -           -            -              -               17
Shares Purchased for Compensation Plans
   (notes 4 and 6)                        -       -            -           -            -              -                -
Net Earnings                              -       -            -         938            -              -                -
Cash Dividends ($0.15 per share)          -       -            -        (110)           -              -                -
----------------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 2, 1997               721     $36       $2,511     $ 3,407         $  2            $ -            $   -
============================================================================================================================
Shares Sold Under Employee Stock
   Purchase and Option Plans,
   net of retirements (note 4)            4       -          124           -            -              -                -
Tax Effect of Sale of Option Shares
   by Employees                           -       -           26           -            -              -                -
Cumulative Translation Adjustments        -       -            -           -          (30)             -                -
Immaterial Pooling of Interests           7       1            1           2            -              -                -
Shares Purchased for Compensation Plans
   (notes 4 and 6)                        -       -            -           -            -              -                -
Net Earnings                              -       -            -       1,160            -              -                -
Cash Dividends ($0.19 per share)          -       -            -        (139)           -              -                -
----------------------------------------------------------------------------------------------------------------------------
 BALANCE, FEBRUARY 1, 1998              732     $37       $2,662     $ 4,430         $(28)           $ -            $   -
============================================================================================================================


                                           SHARES
                                       PURCHASED FOR      TOTAL
                                       COMPENSATION    STOCKHOLDERS'
                                           PLANS          EQUITY
-------------------------------------------------------------------
BALANCE, JANUARY 29, 1995                  $  -          $ 3,442
===================================================================
Shares Sold Under Employee Stock
   Purchase and Option Plans,
   net of retirements (note 4)
Tax Effect of Sale of Option Shares           -               68
   by Employees                               -               10
Cumulative Translation Adjustments            -                5
Repayments of Notes Receivable
   from ESOP, net (note 6)                    -               15
Conversion of 4-1/2% Convertible
   Subordinated Notes, net                    -              805
Unrealized Gain on Investments,               -                1
   net (note 7)
Net Earnings                                  -              732
Cash Dividends ($0.13 per share)              -              (90)
-----------------------------------------------------------------
BALANCE, JANUARY 28, 1996                     -          $ 4,988
=================================================================
Shares Sold Under Employee Stock
   Purchase and Option Plans,
   net of retirements (note 4)                -              104
Tax Effect of Sale of Option Shares
   by Employees                               -               11
Cumulative Translation Adjustments            -                8
Repayments of Notes Receivable
   from ESOP, net (note 6)                    -               17
Shares Purchased for Compensation Plans
   (notes 4 and 6)                           (1)              (1)
Net Earnings                                  -              938
Cash Dividends ($0.15 per share)              -             (110)
-----------------------------------------------------------------
BALANCE, FEBRUARY 2, 1997                    (1)         $ 5,955
=================================================================
Shares Sold Under Employee Stock
   Purchase and Option Plans,
   net of retirements (note 4)                -              124
Tax Effect of Sale of Option Shares
   by Employees                               -               26
Cumulative Translation Adjustments            -              (30)
Immaterial Pooling of Interests               -                4
Shares Purchased for Compensation Plans
   (notes 4 and 6)                           (2)              (2)
Net Earnings                                  -            1,160
Cash Dividends ($0.19 per share)              -             (139)
-----------------------------------------------------------------
 BALANCE, FEBRUARY 1, 1998                   (3)         $ 7,098
=================================================================

See accompanying notes to consolidated financial statements.



                                                                  THE HOME DEPOT

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      THE HOME DEPOT, INC. AND SUBSIDIARIES
                               AMOUNTS IN MILLIONS

                                                                                   FISCAL YEAR ENDED
                                                                        ----------------------------------------
                                                                        FEBRUARY 1,    FEBRUARY 2,    JANUARY 28,
                                                                           1998           1997           1996
                                                                        (52 WEEKS)      (53 WEEKS)    (52 WEEKS)
----------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM OPERATIONS:
Net Earnings                                                              $ 1,160        $   938        $   732
Reconciliation of Net Earnings to Net Cash Provided by Operations:
   Depreciation and Amortization                                              283            232            181
   Deferred Income Tax (Benefit) Expense                                      (28)            29             18
   Increase in Receivables, net                                              (166)           (58)           (70)
   Increase in Merchandise Inventories                                       (885)          (525)          (429)
   Increase in Accounts Payable and Accrued Expenses                          577            434            215
   Increase in Income Taxes Payable                                            83             25             36
   Other                                                                        5             25             30
----------------------------------------------------------------------------------------------------------------
      Net Cash Provided by Operations                                       1,029          1,100            713
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures, net of $44, $54 and $30 of non-cash
   capital expenditures in fiscal 1997, 1996 and 1995, respectively        (1,481)        (1,194)        (1,278)
Proceeds from Sales of Property and Equipment                                  85             22             29
Proceeds from Sales of Investments                                              -             41             31
Purchases of Investments                                                     (194)          (409)          (370)
Proceeds from Maturities of Investments                                       599             27            416
Repayments of Advances Secured by Real Estate, net                             20              6             (5)
----------------------------------------------------------------------------------------------------------------
      Net Cash Used in Investing Activities                                  (971)        (1,507)        (1,177)
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayments of) Issuance of Commercial Paper Obligations, net                   -           (620)           520
Proceeds from Long-Term Borrowings, net                                        15          1,093              -
Repayments of Notes Receivable from ESOP                                        -             17             15
Principal Repayments of Long-Term Debt                                        (40)            (3)           (23)
Proceeds from Sale of Common Stock, net                                       122            104             68
Cash Dividends Paid to Stockholders                                          (139)          (110)           (90)
Minority Interest Contributions to Partnership                                 10             19             26
----------------------------------------------------------------------------------------------------------------
      Net Cash (Used in) Provided by Financing Activities                     (32)           500            516
----------------------------------------------------------------------------------------------------------------
Increase in Cash and Cash Equivalents                                          26             93             52
Cash and Cash Equivalents at Beginning of Year                                146             53              1
----------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                  $   172        $   146        $    53

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS MADE FOR:
   Interest, net of interest capitalized                                  $    42        $     3        $    22
   Income Taxes                                                           $   685        $   548        $   408
================================================================================================================

          See accompanying notes to consolidated financial statements.



THE HOME DEPOT
      24

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     THE HOME DEPOT, INC. AND SUBSIDIARIES

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING

POLICIES The Home Depot operates full-service, warehouse-style stores averaging approximately 106,000 square feet in size. The stores stock approximately 40,000 to 50,000 different kinds of building materials, home improvement supplies and lawn and garden products that are sold primarily to do-it-yourselfers, but also to home improvement contractors, tradespeople, and building maintenance professionals. In addition, the Company operates EXPO Design Center stores, which offer products and services primarily related to design and renovation projects. At the end of fiscal 1997, the Company was operating 624 stores, including 587 Home Depot stores and 5 EXPO Design Center stores in the United States and 32 Home Depot stores in Canada. During fiscal 1998, the Company plans to open two stores in Santiago, Chile. Included in the Company's Consolidated Balance Sheets at February 1, 1998 are $405 million of net assets of the Canadian and Chilean operations.

FISCAL YEAR - The Company's fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31. Fiscal years 1997 and 1995, which ended February 1, 1998 and January 28, 1996, respectively, consisted of 52 weeks while fiscal 1996, which ended February 2, 1997, consisted of 53 weeks.

BASIS OF PRESENTATION - The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned partnerships. All significant intercompany transactions have been eliminated in consolidation.

   Stockholders' equity, share and per share amounts for all periods presented have been adjusted for a three-for-two stock split effected in the form of a stock dividend on July 3, 1997.

CASH EQUIVALENTS - The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are primarily cash equivalents carried at fair market value and consist primarily of commercial paper, money market funds, U.S. government agency securities and tax-exempt notes and bonds.

INVESTMENTS - The Company classifies its investments into one of three categories: trading, held-to-maturity, or available-for-sale. Trading securities, which are bought and held primarily for the purpose of selling them in the near term, are recorded at fair value with gains and losses included in earnings. Held-to-maturity securities, which are securities that the Company has the ability and the intent to hold until maturity, are recorded at amortized cost and adjusted for amortization or accretion of premiums or discounts. All other investments not classified as trading or held-to-maturity are classified as available-for-sale. The Company's short-term and long-term investments, consisting primarily of debt securities, have been designated as being held available-for-sale and, accordingly, are reported at fair value. Unrealized gains and losses on securities classified as available-for-sale are reported as a separate component of stockholders' equity until realized. The cost of investments sold is determined using the specific identification method. Estimated market values of investments are based on quoted market prices on the last business day of the fiscal year. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

MERCHANDISE INVENTORIES - Inventories are stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method.

INCOME TAXES - The Company provides for federal and state income taxes currently payable, as well as for those deferred because of timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal and state incentive tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

   The Company and its eligible subsidiaries file a consolidated U.S. federal income tax return. Non-U.S. subsidiaries, which are consolidated for financial reporting, are not eligible to be included in consolidated U.S. federal income tax returns, and separate provisions for income taxes have been determined for these entities. Except for return of capital and selected dividends, the Company intends to reinvest the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance indefinitely. Accordingly, no provision for U.S. income taxes for non-U.S. subsidiaries was required for any year presented.

DEPRECIATION AND AMORTIZATION - The Company's buildings, furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized using the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter. The Company's property and equipment is depreciated using the following estimated useful lives:

                                                            LIFE
-------------------------------------------------------------------
Buildings                                               10-45 years
Furniture, fixtures and equipment                        5-20 years
Leasehold improvements                                   5-30 years
-------------------------------------------------------------------



                                                                 THE HOME DEPOT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      THE HOME DEPOT, INC. AND SUBSIDIARIES


   The cost in excess of the fair value of net assets acquired (as discussed below) is amortized on a straight-line basis over 40 years. The cost of purchased software and associated consulting fees is amortized on a straight-line basis over periods ranging from three to five years.

NOTES RECEIVABLE - Notes receivable, which are issued to real estate developers in connection with development and construction of stores and underlying real estate, are recorded at cost, less an allowance for impaired notes receivable when necessary.

STORE PRE-OPENING COSTS - Non-capital expenditures associated with opening new stores are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS - During fiscal 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires long-lived assets to be reviewed for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. An impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. Accordingly, when the Company commits to relocate or close a store, the estimated unrecoverable costs are charged to expense. Such costs include the estimated loss on the sale of land and buildings, the book value of abandoned fixtures, equipment and leasehold improvements, and a provision for the present value of future lease obligations, less estimated sub-lease income. The implementation of SFAS 121 did not have a material impact on the Company's results of operations.

EARNINGS PER SHARE - During the fourth quarter of fiscal 1997, the Company implemented Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." SFAS 128 requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share." Accordingly, the effect of shares issuable under the Company's stock plans and shares issuable upon conversion of the Company's convertible debt are included in the calculation of diluted EPS. The implementation of SFAS 128, which also required the restatement of previously reported EPS, did not have a material impact on the Company's reported EPS for any periods presented.

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

STOCK COMPENSATION - During fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 encourages the use of a fair-value-based method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. Under SFAS 123, companies may, however, measure compensation costs for those plans using the method prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." Companies that apply APB No. 25 are required to include pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting had been applied. The Company elected to account for such plans under the provisions of APB No. 25.

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

FOREIGN CURRENCY TRANSLATION - The local currency is used as the functional currency in both Canada and Chile. The assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rate of exchange on the last day of the reporting period, and revenues and expenses are translated at the average monthly exchange rates. The translation gains and losses are included as a separate component of stockholders' equity. Transaction gains and losses included in net earnings are not material.

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


THE HOME DEPOT
     26

NOTE 2 - LONG-TERM DEBT. The Company's long-term debt at the end of fiscal 1997 and 1996 consisted of the following (amounts in millions):


                                                                                     FEBRUARY 1, 1998  FEBRUARY 2, 1997
------------------------------------------------------------------------------------------------------------------------
3-1/4% Convertible Subordinated Notes, due October 1, 2001; convertible into shares of common stock of the Company at a conversion price of $46.0833 per share; redeemable by the Company at a premium, plus accrued interest,
   beginning October 2, 1999                                                             $1,104               $1,104

Capital Lease Obligations, payable in varying installments
   through January 31, 2019 (see note 5)                                                    151                  106

Installment Notes Payable; interest imputed at rates between
   6.1% and 10.5%; payable in varying installments through 2017                              32                   30

Unsecured Bank Loan, floating interest rate averaging 6.05% in
   fiscal 1997; payable in August 2002                                                       15                    -

Variable Rate Industrial Revenue Bonds; secured by letters of credit or land; interest rates averaging 4.2% during fiscal 1997;
   payable in varying installments through 2011                                               9                    9
------------------------------------------------------------------------------------------------------------------------
   Total long-term debt                                                                   1,311                1,249
   Less current installments                                                                  8                    2
------------------------------------------------------------------------------------------------------------------------
   Long-term debt, excluding current installments                                        $1,303               $1,247
========================================================================================================================

   In October 1996, the Company issued, through a public offering, $1.1 billion of 3-1/4% Convertible Subordinated Notes ("3-1/4% Notes") due October 1, 2001. The 3-1/4% Notes were issued at par and are convertible into shares of common stock at any time prior to maturity, unless previously redeemed by the Company, at a conversion price of $46.0833 per share, subject to adjustment under certain conditions. The 3-1/4% Notes may be redeemed by the Company at any time on or after October 2, 1999, in whole or in part, at a redemption price of 100.813% of the principal amount and after October 1, 2000, at 100% of the principal amount. The 3-1/4% Notes are not subject to sinking fund provisions.

   The Company has an $800 million commercial paper program supported by a back-up credit facility with an available commitment amount of $800 million. The back-up credit facility expires December 20, 2000. Outstanding commercial paper borrowings are classified as long-term debt, as it is the Company's intention to refinance them on a long-term basis. Covenants related to the back-up credit facility place limitations on total Company indebtedness, subsidiary indebtedness and liens. As of February 1, 1998, the Company was in compliance with all restrictive covenants.

   The restrictive covenants related to letter of credit agreements securing the industrial revenue bonds are no more restrictive than those referenced or described above.




                                                                  THE HOME DEPOT
                                                                        27

   Interest expense in the accompanying Consolidated Statements of Earnings is net of interest capitalized of $19 million in fiscal 1997, $23 million in fiscal 1996 and $21 million in fiscal 1995.

   Maturities of long-term debt (excluding the 3-1/4% Notes) are $8 million for fiscal 1998, $8 million for fiscal 1999, $4 million for fiscal 2000, $3 million for fiscal 2001 and $19 million for fiscal 2002.

   The estimated fair value of the 3-1/4% Notes, which are publicly traded, was approximately $1.5 billion based on the market price at February 1, 1998. The estimated fair value of all other long-term borrowings was approximately $318 million compared to the carrying value of $207 million. These fair values were estimated using a discounted cash flow analysis based on the Company's incremental borrowing rate for similar liabilities.


NOTE 3 - INCOME TAXES. The provision for income taxes consisted of the following (in millions):

                                                  FISCAL YEAR ENDED
                            ----------------------------------------------------------
                            FEBRUARY 1, 1998      FEBRUARY 2, 1997    JANUARY 28, 1996
--------------------------------------------------------------------------------------
Current:
   U.S.                         $ 653                   $ 486               $ 394
   State                           98                      72                  55
   Foreign                         15                      10                  (4)
--------------------------------------------------------------------------------------
                                  766                     568                 445
--------------------------------------------------------------------------------------
Deferred:
   U.S.                           (31)                     23                  14
   State                            1                       6                   3
   Foreign                          2                       -                   1
--------------------------------------------------------------------------------------
                                  (28)                     29                  18
--------------------------------------------------------------------------------------
Total                           $ 738                   $ 597               $ 463
======================================================================================

   The Company's combined federal and state effective tax rate for fiscal years 1997, 1996 and 1995, net of offsets generated by federal and state tax incentive credits, was approximately 38.9%, 38.9% and 38.8%, respectively. A reconciliation of income tax expense at the federal statutory rate of 35% to actual tax expense for the applicable fiscal years follows (in millions):

                                                                FISCAL YEAR ENDED
                                             ------------------------------------------------------------
                                             FEBRUARY 1, 1998    FEBRUARY 2, 1997     JANUARY 28, 1996
---------------------------------------------------------------------------------------------------------
Income taxes at U.S. statutory rate                 $ 664               $ 537               $ 418
State income taxes, net of federal income
   tax benefit                                         65                  51                  37
Foreign rate differences                                2                   2                 (2)
Other, net                                              7                   7                  10
Total                                               $ 738               $ 597               $ 463
========================================================================================================



                                                                  THE HOME DEPOT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     THE HOME DEPOT, INC. AND SUBSIDIARIES


   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of February 1, 1998 and February 2, 1997 were as follows (in millions):

                                                           FISCAL YEAR ENDED
                                            --------------------------------------------
                                             FEBRUARY 1, 1998       FEBRUARY 2, 1997
Deferred Tax Assets
----------------------------------------------------------------------------------------
   Accrued self-insurance liabilities               $  92                 $  68
   Other accrued liabilities                          104                    46
     Total gross deferred tax assets                  196                   114
Deferred Tax Liabilities
   Accelerated depreciation                          (196)                 (153)
   Other                                              (38)                  (27)
----------------------------------------------------------------------------------------
     Total gross deferred tax liabilities            (234)                 (180)
----------------------------------------------------------------------------------------
     Net deferred tax liability                     $ (38)                $ (66)
========================================================================================



   No valuation allowance was recorded against the deferred tax assets at February 1, 1998 or February 2, 1997. The Company's management believes the existing net deductible temporary differences comprising the total gross deferred tax assets will reverse during periods in which the Company generates net taxable income.


NOTE 4 - EMPLOYEE STOCK PLANS The 1997 Omnibus Stock Incentive Plan ("1997 Plan"), which is an amendment and restatement of the 1991 Omnibus Stock Option Plan ("1991 Plan"), provides that incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock and deferred shares may be issued to selected associates, officers and directors of the Company. The maximum number of shares of the Company's common stock available for issuance under the 1997 Plan is the lesser of 50 million shares, or the number of shares carried over from prior plans plus one-half percent of the total number of outstanding shares as of the first day of each fiscal year. In addition, restricted shares issued under the 1997 Plan may not exceed 5 million shares. As of February 1, 1998, the maximum shares available for future grants under the 1997 Plan were 44,951,621.

   Under the 1997 Plan, incentive and non-qualified options for 1,347,515 shares, net of cancellations (of which none had been exercised), have been granted at prices ranging from $38.33 to $55.81 per share. Incentive stock options



THE HOME DEPOT
     28
vest at the rate of 25% per year commencing on the first anniversary date of the grant and expire on the tenth anniversary date of the grant. The non-qualified options have similar terms; however, vesting does not generally begin until the second anniversary date of the grant. During fiscal 1997, 48,852 shares of restricted stock were issued. The restricted shares vest over varying terms and are generally based on the attainment of certain performance goals. The expected fair value of the restricted shares on the vesting dates will be charged to expense ratably over the vesting periods.

   Under the Non-Qualified Stock Option Plan of 1984 ("1984 Plan") options for 1,018,679 shares, net of cancellations (of which 968,056 had been exercised), were granted at prices ranging from $1.02 to $6.57 per share as of February 1, 1998. Such options may be exercised at varying rates commencing on the first anniversary date of the grant and expire on the tenth anniversary date of the grant. The 1984 Plan expired on June 1, 1991, and the shares available for grant were carried over to the 1991 Plan.

   Under the 1991 Plan, which became effective June 1, 1991, options for 27,110,901 shares, net of cancellations (of which 6,600,024 had been exercised), had been granted at prices ranging from $16.33 to $35.58 per share as of February 1, 1998. The 1991 Plan expired on February 28, 1997, and the shares available for grant were carried over to the 1997 Plan.

   The per share weighted average fair value of stock options granted during fiscal years 1997, 1996 and 1995 was $12.60, $9.25 and $9.84, respectively. These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk-free interest rate over the expected life of the option. The dividend yield was calculated by dividing the current annualized dividend by the option price for each grant. Expected volatility was based on stock prices for the fiscal year the grant occurred and the two previous fiscal years. The risk-free interest rate was the rate available on zero coupon U.S. government issues with a term equal to the remaining term for each grant. The expected life of each option was estimated based on the exercise history from previous grants.

   The Company applies APB No. 25 in accounting for its stock plans and, accordingly, no compensation costs have been recognized in the Company's financial statements for incentive or non-qualified stock options granted. If, under SFAS 123, the Company determined compensation costs based on the fair value at the grant date for its stock options, net earnings and earnings per share would have been reduced to the pro forma amounts below (in millions, except per share data):

                                               FISCAL YEAR
                               --------------------------------------
                                    1997          1996         1995
---------------------------------------------------------------------
Net Earnings
   As reported                  $   1,160      $     938    $     732
   Pro forma                    $   1,118      $     916    $     726
Basic Earnings per Share
   As reported                  $    1.59      $    1.30    $    1.03
   Pro forma                    $    1.53      $    1.27    $    1.02
Diluted Earnings per Share
   As reported                  $    1.55      $    1.29    $    1.02
   Pro forma                    $    1.51      $    1.27    $    1.02
---------------------------------------------------------------------

   Under SFAS 123, stock options granted prior to fiscal 1995 are not required to be included as compensation in determining pro forma net earnings. To determine pro forma net earnings, reported net earnings were adjusted for compensation costs calculated for options granted during fiscal 1997, 1996 and 1995.



THE HOME DEPOT
     28

   The following table summarizes shares outstanding under the various stock option plans at February 1, 1998, February 2, 1997 and January 28, 1996 and changes during the fiscal years ended on these dates (shares in thousands):

                                       NUMBER       AVERAGE
PRICE                                 OF SHARES   OPTION PRICE
--------------------------------------------------------------
Outstanding at January 29, 1995        13,037     $     20.38
   Granted                             10,812           26.91
   Exercised                           (2,882)          10.49
   Cancelled                           (5,982)          28.95
--------------------------------------------------------------
Outstanding at January 28, 1996        14,985           23.58
   Granted                              7,219           29.13
   Exercised                           (2,991)          19.47
   Cancelled                           (1,144)          26.23
--------------------------------------------------------------
Outstanding at February 2, 1997        18,069           26.31
   Granted                              8,619           43.73
   Exercised                           (3,431)          26.46
   Cancelled                           (1,348)          30.55
--------------------------------------------------------------
 Outstanding at February 1, 1998       21,909       $   30.23
==============================================================
Exercisable                             5,714       $   24.72
==============================================================

   During fiscal 1997, the Company adopted the Non-Employee Directors' Deferred Stock Compensation Plan ("Directors' Plan"). The maximum number of shares available for issuance under the Directors' Plan is 500,000. The Directors' Plan allows the Company's non-employee directors to elect to receive deferred compensation in the form of shares of common stock of the Company in lieu of cash compensation. If a director elects to receive stock, the Company establishes a stock unit account for the director, which is credited for the amount of the director's fees divided by the fair market value of the stock on the date the fees would have been paid. A distribution is made when a non-employee director ceases to be a director of the Company.

   In addition, the Company had 5,816,369 shares available for future grants under the Employee Stock Purchase Plan ("ESPP") at February 1, 1998. The ESPP enables the Company to grant substantially all full-time associates options to purchase up to 33,206,250 shares of common stock, of which 27,389,881 shares have been exercised from inception of the plan, at a price equal to the lower of 85% of the stock's fair market value on the first day or the last day of the purchase period. Shares purchased may not exceed the lesser of 20% of the associate's annual compensation, as defined, or $25,000 of common stock at its fair market value (determined at the time such option is granted) for any one calendar year. Associates pay for the shares ratably over a period of one year (the purchase period) through payroll deductions, and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an associate elects not to exercise such options, the full amount withheld is refundable. During fiscal 1997, options for 1,311,548 shares were exercised at an average price of $29.42 per share. At February 1, 1998, there were 1,009,491 options outstanding, net of cancellations, at an average price of $36.17 per share.

   Note 5 - LEASES The Company leases certain retail locations, office space, warehouse and distribution space, equipment and vehicles. While the majority of the leases are operating leases, certain retail locations are leased under capital leases. As leases expire, it can be expected that in the normal course of business, leases will be renewed or replaced.

   In June 1996, the Company entered into a $300 million operating lease agreement for the purpose of financing construction costs for selected new stores planned to open primarily in 1997. The Company increased its available funding under the operating lease agreement to $600 million in May 1997. Under the agreement, the lessor purchases the properties, pays for the construction costs and subsequently leases the facilities to the Company. The initial lease term is five years with five 2-year renewal options. The lease provides for substantial residual value guarantees and includes purchase options at original cost on each property. The Company financed a portion of its new stores in fiscal 1997 under the agreement and anticipates utilizing this facility to finance selected new stores planned in fiscal 1998 and an office building in fiscal 1999.

   During 1995, the Company entered into two operating lease arrangements under which the Company leases an import distribution facility, including its related equipment,




                                                                  THE HOME DEPOT
                                                                        29
and an office building for store support functions. The initial lease terms are five and seven years, respectively, with five 5-year renewal options for the distribution facility and one 5-year renewal option for the office building. Both of these leases provide for substantial residual value guarantees and include purchase options at the higher of the cost or fair market value of the assets for the import distribution facility and at cost for the office building.

   The maximum amount of the residual value guarantees relative to the assets under these three leases is projected to be $634 million. As the leased assets are placed into service, the Company estimates its liability under the residual value guarantees and records additional rent expense on a straight-line basis over the remaining lease terms.

   Total rent expense, net of minor sublease income for the fiscal years ended February 1, 1998, February 2, 1997 and January 28, 1996 was $262 million, $219 million and $200 million, respectively. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company under the building leases. Certain of the store leases provide for contingent rentals based on percentages of sales in excess of specified minimums. Contingent rentals for the fiscal years ended February 1, 1998, February 2, 1997 and January 28, 1996 were approximately $10 million, $10 million and $9 million, respectively.




                                                                  THE HOME DEPOT
                                                                       29

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     THE HOME DEPOT, INC. AND SUBSIDIARIES


   The approximate future minimum lease payments under capital and operating leases at February 1, 1998 were as follows (in millions):

FISCAL YEAR                                            CAPITAL LEASES  OPERATING LEASES
---------------------------------------------------------------------------------------
1998                                                     $    24           $   294
1999                                                          24               291
2000                                                          24               264
2001                                                          24               245
2002                                                          24               236
Thereafter                                                   336             2,701
---------------------------------------------------------------------------------------
                                                             456           $ 4,031
Less: Imputed interest                                      (305)          =======
-----------------------------------------------------------------
     Net present value of capital lease obligations          151
Less: Current installments                                    (1)
-----------------------------------------------------------------
     Long-term capital lease obligations,
       excluding current installments                                      $   150
=======================================================================================

   Short-term and long-term obligations for capital leases are included in the Company's Consolidated Balance Sheets in Current Installments of Long-Term Debt and Long-Term Debt, respectively. The assets under capital leases recorded in Net Property and Equipment, net of amortization, totaled $147 million and $106 million at February 1, 1998 and February 2, 1997, respectively.


NOTE 6 - EMPLOYEE BENEFIT PLANS During fiscal 1996, the Company established a defined contribution plan ("401(k)") pursuant to Section 401(k) of the Internal Revenue Code. The 401(k) covers substantially all associates that meet certain service requirements. The Company makes matching contributions, on a weekly basis, up to specified percentages of associates' contributions as approved by the Board of Directors. The Company's contribution is sent to the 401(k) Trustee who purchases shares of the Company's common stock on the open market.
These shares are then allocated to the associates' accounts.

   During fiscal 1988, the Company established a leveraged Employee Stock Ownership Plan and Trust ("ESOP") covering substantially all full-time associates. At February 1, 1998, the ESOP held a total of 10,161,277 shares of the Company's common stock in trust for plan participants' accounts. The ESOP purchased the shares in the open market with contributions received from the Company in fiscal 1997, and from the proceeds of loans obtained from the Company during fiscal 1992, 1990 and 1989 totaling approximately $81 million. All loans payable to the Company in connection with the purchase of such shares have been paid in full.

   The Company's common stock purchased by the ESOP from the loan proceeds is held in a "suspense account" as collateral for amounts loaned by the Company. At the discretion of its Board of Directors, the Company makes annual contributions to the ESOP, which the 401(k) Trustee is required to use to make payments for any loan interest and principal due to the Company. When the Company commits to make contributions to the ESOP, a portion of the common stock is released from the "suspense account" and allocated to participating associates. If no shares are available in the "suspense account," Company contributions to the ESOP are used to purchase shares on the open market, which are then allocated to participants' accounts. As of February 1, 1998, there were no shares held in suspense by the trustee.

   The Company adopted a non-qualified ESOP Restoration Plan in fiscal 1994. The primary purpose of the plan is to provide certain associates deferred compensation that they would have received under the ESOP if not for the maximum compensation limits under the Internal Revenue Code of 1986, as amended. The Company has established a "rabbi trust" to fund the benefits under the ESOP Restoration Plan. Compensation expense related to this plan for fiscal years 1997, 1996 and 1995 was not material. Funds provided to the trust are primarily used to purchase shares of the Company's common stock on the open market.

   The Company's combined contributions to the 401(k) and ESOP were $33 million and $25 million for fiscal years 1997 and 1996, respectively. Contributions to the ESOP totaled $14 million for fiscal year 1995.


NOTE 7 - INVESTMENTS The Company's investments were recorded at fair value, were all classified as available-for-sale, and consisted of the following at February 1, 1998 and February 2, 1997 (in millions):

                                          FEBRUARY 1, 1998    FEBRUARY 2, 1997
------------------------------------------------------------------------------
Tax-exempt notes and bonds                      $    -              $  193
U.S. Treasury securities                             -                 198
U.S. Government agency securities                    1                   1
Corporate obligations                                -                  14
Corporate asset-backed securities                    1                  15
Other                                               15                   -
------------------------------------------------------------------------------
     Total                                      $   17              $  421
==============================================================================
Short-term investments, including current
   maturities of long-term investments          $    2              $  413
Long-term investments                               15                   8
------------------------------------------------------------------------------
     Total                                      $   17              $  421
==============================================================================

   Fair value at February 1, 1998 and February 2, 1997 approximated amortized cost. There were no sales of investments available-for-sale during the fiscal year ended February 1, 1998. For the fiscal year ended February 2, 1997, proceeds from sales of investments available-for-sale were $41 million, and gross gains realized on sales were $55,000. For the fiscal year ended January 28, 1996, proceeds from sales of investments available-for-sale were $31 million, and gross gains of $790,000 and gross losses of $69,000 were realized on those sales.

THE HOME DEPOT
     30

NOTE 8 - BASIC AND DILUTED EARNINGS PER SHARE During fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." The calculations of basic and diluted earnings per share for fiscal years 1997, 1996 and 1995 are as follows (amounts in millions, except per share data):

                                                                     FISCAL YEAR ENDED
                                                  ------------------------------------------------------------
                                                  FEBRUARY 1, 1998      FEBRUARY 2, 1997      JANUARY 28, 1996
                                                    (52 WEEKS)             (53 WEEKS)            (52 WEEKS)
--------------------------------------------------------------------------------------------------------------
CALCULATION OF BASIC EARNINGS PER SHARE
   Net earnings available to
     common shareholders                                $1,160               $938                     $732
   Weighted average number of
     common shares outstanding                             729                719                      709
-------------------------------------------------------------------------------------------------------------
       BASIC EARNINGS PER SHARE                         $ 1.59               $1.30                    $1.03
=============================================================================================================
CALCULATION OF DILUTED EARNINGS PER SHARE
   Net earnings available to
     common shareholders                                $1,160               $938                     $732
   Tax-effected interest expense attributable to:
     3-1/4% Convertible Subordinated Notes                  23                  8                        -
     4-1/2% Convertible Subordinated Notes                   -                  -                        2
-------------------------------------------------------------------------------------------------------------
   Net earnings available to common
     shareholders assuming dilution                     $1,183               $946                     $734
-------------------------------------------------------------------------------------------------------------
   Weighted average number of
     common shares outstanding                             729                719                      709
   Effect of potentially dilutive securities:
     3-1/4% Convertible Subordinated Notes                  24                  8                        -
     4-1/2% Convertible Subordinated Notes                   -                  -                        5
     Employee stock plans                                    9                  5                        3
-------------------------------------------------------------------------------------------------------------
   Weighted average number of common shares
     outstanding assuming dilution                         762                732                      717
-------------------------------------------------------------------------------------------------------------
       DILUTED EARNINGS PER SHARE                       $ 1.55               $1.29                    $1.02
=============================================================================================================

   Employee stock plans represent shares granted under the Company's employee stock purchase plan and stock option plans, as well as shares issued for deferred compensation stock plans. For fiscal years 1997 and 1996, shares issuable upon conversion of the Company's 3-1/4% Notes, issued in October 1996, were included in weighted average shares assuming dilution for purposes of calculating diluted earnings per share. To calculate diluted earnings per share, net earnings are adjusted for tax-effected net interest and issue costs on the 3-1/4% Notes and divided by weighted average shares assuming dilution. For fiscal year 1995, the Company's 4-1/2% Convertible Subordinated Notes, issued in 1990, were included in the diluted earnings per share calculation prior to conversion in March 1995.

NOTE 9 - LAWSUIT SETTLEMENTS On September 19, 1997, the Company, without admitting any wrongdoing, entered into a settlement agreement with plaintiffs in the class action lawsuit Butler et. al. v. Home Depot, Inc., in which the plaintiffs had asserted claims of gender discrimination. The Company subsequently reached agreements to settle three other individual lawsuits, each of which involved claims of gender discrimination.

   As a result of these agreements, the Company recorded a pre-tax non-recurring charge of $104 million in fiscal 1997. The non-recurring charge includes expected payments of $65 million to the plaintiff class members and $22.5 million to the plaintiffs' attorneys in Butler, and approximately $17 million for other related internal costs, including implementation or enhancement of certain human resources programs, as well as the settlement terms of the three other lawsuits. Excluding the non-recurring charge, diluted earnings per share for fiscal 1997 were $1.64 compared to $1.55 as reported.

NOTE 10 - COMMITMENTS AND CONTINGENCIES At February 1, 1998, the Company was contingently liable for approximately $288 million under outstanding letters of credit issued in connection with purchase commitments.

   The Company is involved in litigation arising from the normal course of business. In management's opinion, this litigation is not expected to materially impact the Company's consolidated results of operations or financial condition.

NOTE 11 - ACQUISITION OF INTEREST IN CANADIAN COMPANY Effective February 28, 1994, the Company entered into a partnership ("The Home Depot Canada") with The Molson Companies and, as a result, acquired 75% of Aikenhead's Home Improvement Warehouse, which was operating seven warehouse-style home improvement stores in Ontario, Canada. Subsequent to the acquisition, The Home Depot Canada has opened 25 additional stores, which are located in the Provinces of Ontario, British Columbia, Alberta and Manitoba. At any time after the sixth anniversary of the purchase, the Company has the option to purchase, or the other partner has the right to cause the Company to purchase, the remaining 25% of The Home Depot Canada. The option price is based on the lesser of fair market value or a value to be determined by an agreed-upon formula as of the option exercise date.

   The cash purchase price for the 75% interest in Aikenhead's was approximately $162 million and was accounted for by the purchase method of accounting. Accordingly, results of the partnership's operations have been included with those of the Company from the date of acquisition. The excess purchase price over the estimated fair value of the net assets as of the acquisition date of $68 million was recorded as goodwill and is being amortized over 40 years.


                                                                  THE HOME DEPOT

                                     NOTES




Note 12 - QUARTERLY FINANCIAL DATA - The following is a summary of the unaudited quarterly results of operations for the fiscal years ended February 1, 1998 and February 2, 1997 (in millions, except per share data):

                                                 PERCENT INCREASE
                                                  IN COMPARABLE                                BASIC EARNINGS   DILUTED EARNINGS
                                        NET SALES STORE SALES   GROSS PROFIT      NET EARNINGS    PER SHARE         PER SHARE
--------------------------------------------------------------------------------------------------------------------------------
 Fiscal year ended February 1, 1998:
  First quarter                          $ 5,657      11%          $1,552           $  259          $0.36              $0.35
  Second quarter                           6,550       5%           1,800              358           0.49               0.48
  Third quarter                            6,217       7%           1,726              236           0.32               0.32
  Fourth quarter                           5,732       6%           1,703              307           0.42               0.41
----------------------------------------------------------------------------------------------------------------------------
       Fiscal year                       $24,156       7%          $6,781           $1,160          $1.59              $1.55
============================================================================================================================
Fiscal year ended February 2, 1997:
  First quarter                          $ 4,362       3%          $1,220           $  195          $0.27              $0.27
  Second quarter                           5,293       9%           1,437              270           0.38               0.37
  Third quarter                            4,922       7%           1,338              222           0.31               0.31
  Fourth quarter                           4,958       7%           1,439              251           0.35               0.34
----------------------------------------------------------------------------------------------------------------------------
       Fiscal year                       $19,535       7%          $5,434           $  938          $1.30              $1.29
============================================================================================================================




THE HOME DEPOT
     32

   The approximate future minimum lease payments under capital and operating leases at February 1, 1998 were as follows (in millions):

FISCAL YEAR                                            CAPITAL LEASES  OPERATING LEASES
---------------------------------------------------------------------------------------
1998                                                     $    24           $   294
1999                                                          24               291
2000                                                          24               264
2001                                                          24               245
2002                                                          24               236
Thereafter                                                   336             2,701
---------------------------------------------------------------------------------------
                                                             456           $ 4,031
Less: Imputed interest                                      (305)          =======
-----------------------------------------------------------------
     Net present value of capital lease obligations          151
Less: Current installments                                    (1)
-----------------------------------------------------------------
     Long-term capital lease obligations,
       excluding current installments                                      $   150
=======================================================================================

   Short-term and long-term obligations for capital leases are included in the Company's Consolidated Balance Sheets in Current Installments of Long-Term Debt and Long-Term Debt, respectively. The assets under capital leases recorded in Net Property and Equipment, net of amortization, totaled $147 million and $106 million at February 1, 1998 and February 2, 1997, respectively.

NOTE 6 - EMPLOYEE BENEFIT PLANS During fiscal 1996, the Company established a defined contribution plan ("401(k)") pursuant to Section 401(k) of the Internal Revenue Code. The 401(k) covers substantially all associates that meet certain service requirements. The Company makes matching contributions, on a weekly basis, up to specified percentages of associates' contributions as approved by the Board of Directors. The Company's contribution is sent to the 401(k) Trustee who purchases shares of the Company's common stock on the open market.
These shares are then allocated to the associates' accounts.

   During fiscal 1988, the Company established a leveraged Employee Stock Ownership Plan and Trust ("ESOP") covering substantially all full-time associates. At February 1, 1998, the ESOP held a total of 10,161,277 shares of the Company's common stock in trust for plan participants' accounts. The ESOP purchased the shares in the open market with contributions received from the Company in fiscal 1997, and from the proceeds of loans obtained from the Company during fiscal 1992, 1990 and 1989 totaling approximately $81 million. All loans payable to the Company in connection with the purchase of such shares have been paid in full.

   The Company's common stock purchased by the ESOP from the loan proceeds is held in a "suspense account" as collateral for amounts loaned by the Company. At the discretion of its Board of Directors, the Company makes annual contributions to the ESOP, which the 401(k) Trustee is required to use to make payments for any loan interest and principal due to the Company. When the Company commits to make contributions to the ESOP, a portion of the common stock is released from the "suspense account" and allocated to participating associates. If no shares are available in the "suspense account," Company contributions to the ESOP are used to purchase shares on the open market, which are then allocated to participants' accounts. As of February 1, 1998, there were no shares held in suspense by the trustee.

   The Company adopted a non-qualified ESOP Restoration Plan in fiscal 1994. The primary purpose of the plan is to provide certain associates deferred compensation that they would have received under the ESOP if not for the maximum compensation limits under the Internal Revenue Code of 1986, as amended. The Company has established a "rabbi trust" to fund the benefits under the ESOP Restoration Plan. Compensation expense related to this plan for fiscal years 1997, 1996 and 1995 was not material. Funds provided to the trust are primarily used to purchase shares of the Company's common stock on the open market.

   The Company's combined contributions to the 401(k) and ESOP were $33 million and $25 million for fiscal years 1997 and 1996, respectively. Contributions to the ESOP totaled $14 million for fiscal year 1995.

NOTE 7 - INVESTMENTS The Company's investments were recorded at fair value, were all classified as available-for-sale, and consisted of the following at February 1, 1998 and February 2, 1997 (in millions):

                                          FEBRUARY 1, 1998    FEBRUARY 2, 1997
------------------------------------------------------------------------------
Tax-exempt notes and bonds                      $    -              $  193
U.S. Treasury securities                             -                 198
U.S. Government agency securities                    1                   1
Corporate obligations                                -                  14
Corporate asset-backed securities                    1                  15
Other                                               15                   -
------------------------------------------------------------------------------
     Total                                      $   17              $  421
==============================================================================
Short-term investments, including current
   maturities of long-term investments          $    2              $  413
Long-term investments                               15                   8
------------------------------------------------------------------------------
     Total                                      $   17              $  421
==============================================================================

   Fair value at February 1, 1998 and February 2, 1997 approximated amortized cost. There were no sales of investments available-for-sale during the fiscal year ended February 1, 1998. For the fiscal year ended February 2, 1997, proceeds from sales of investments available-for-sale were $41 million, and gross gains realized on sales were $55,000. For the fiscal year ended January 28, 1996, proceeds from sales of investments available-for-sale were $31 million, and gross gains of $790,000 and gross losses of $69,000 were realized on those sales.

NOTE 8 - BASIC AND DILUTED EARNINGS PER SHARE During fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." The calculations of basic and diluted earnings per share for fiscal years 1997, 1996 and 1995 are as follows (amounts in millions, except per share data):

                                                                     FISCAL YEAR ENDED
                                                  ------------------------------------------------------------
                                                  FEBRUARY 1, 1998      FEBRUARY 2, 1997      JANUARY 28, 1996
                                                    (52 WEEKS)             (53 WEEKS)            (52 WEEKS)
--------------------------------------------------------------------------------------------------------------
CALCULATION OF BASIC EARNINGS PER SHARE
   Net earnings available to
     common shareholders                                $1,160               $938                     $732
   Weighted average number of
     common shares outstanding                             729                719                      709
-------------------------------------------------------------------------------------------------------------
       BASIC EARNINGS PER SHARE                         $ 1.59               $1.30                    $1.03
=============================================================================================================
CALCULATION OF DILUTED EARNINGS PER SHARE
-------------------------------------------------------------------------------------------------------------
   Net earnings available to
     common shareholders                                $1,160               $938                     $732
   Tax-effected interest expense attributable to:
     3-1/4% Convertible Subordinated Notes                  23                  8                        -
     4-1/2% Convertible Subordinated Notes                   -                  -                        2
-------------------------------------------------------------------------------------------------------------
   Net earnings available to common
     shareholders assuming dilution                     $1,183               $946                     $734
-------------------------------------------------------------------------------------------------------------
   Weighted average number of
     common shares outstanding                             729                719                      709
   Effect of potentially dilutive securities:
     3-1/4% Convertible Subordinated Notes                  24                  8                        -
     4-1/2% Convertible Subordinated Notes                   -                  -                        5
     Employee stock plans                                    9                  5                        3
-------------------------------------------------------------------------------------------------------------
   Weighted average number of common shares
     outstanding assuming dilution                         762                732                      717
-------------------------------------------------------------------------------------------------------------
       DILUTED EARNINGS PER SHARE                       $ 1.55               $1.29                    $1.02
=============================================================================================================

   Employee stock plans represent shares granted under the Company's employee stock purchase plan and stock option plans, as well as shares issued for deferred compensation stock plans. For fiscal years 1997 and 1996, shares issuable upon conversion of the Company's 3-1/4% Notes, issued in October 1996, were included in weighted average shares assuming dilution for purposes of calculating diluted earnings per share. To calculate diluted earnings per share, net earnings are adjusted for tax-effected net interest and issue costs on the 3-1/4% Notes and divided by weighted average shares assuming dilution. For fiscal year 1995, the Company's 4-1/2% Convertible Subordinated Notes, issued in 1990, were included in the diluted earnings per share calculation prior to conversion in March 1995.

NOTE 9 - LAWSUIT SETTLEMENTS On September 19, 1997, the Company, without admitting any wrongdoing, entered into a settlement agreement with plaintiffs in the class action lawsuit Butler et. al. v. Home Depot, Inc., in which the plaintiffs had asserted claims of gender discrimination. The Company subsequently reached agreements to settle three other individual lawsuits, each of which involved claims of gender discrimination.

   As a result of these agreements, the Company recorded a pre-tax non-recurring charge of $104 million in fiscal 1997. The non-recurring charge includes expected payments of $65 million to the plaintiff class members and $22.5 million to the plaintiffs' attorneys in Butler, and approximately $17 million for other related internal costs, including implementation or enhancement of certain human resources programs, as well as the settlement terms of the three other lawsuits. Excluding the non-recurring charge, diluted earnings per share for fiscal 1997 were $1.64 compared to $1.55 as reported.

NOTE 10 - COMMITMENTS AND CONTINGENCIES At February 1, 1998, the Company was contingently liable for approximately $288 million under outstanding letters of credit issued in connection with purchase commitments.

   The Company is involved in litigation arising from the normal course of business. In management's opinion, this litigation is not expected to materially impact the Company's consolidated results of operations or financial condition.

NOTE 11 - ACQUISITION OF INTEREST IN CANADIAN COMPANY Effective February 28, 1994, the Company entered into a partnership ("The Home Depot Canada") with The Molson Companies and, as a result, acquired 75% of Aikenhead's Home Improvement Warehouse, which was operating seven warehouse-style home improvement stores in Ontario, Canada. Subsequent to the acquisition, The Home Depot Canada has opened 25 additional stores, which are located in the Provinces of Ontario, British Columbia, Alberta and Manitoba. At any time after the sixth anniversary of the purchase, the Company has the option to purchase, or the other partner has the right to cause the Company to purchase, the remaining 25% of The Home Depot Canada. The option price is based on the lesser of fair market value or a value to be determined by an agreed-upon formula as of the option exercise date.

   The cash purchase price for the 75% interest in Aikenhead's was approximately $162 million and was accounted for by the purchase method of accounting. Accordingly, results of the partnership's operations have been included with those of the Company from the date of acquisition. The excess purchase price over the estimated fair value of the net assets as of the acquisition date of $68 million was recorded as goodwill and is being amortized over 40 years.

Note 12 - QUARTERLY FINANCIAL DATA - The following is a summary of the unaudited quarterly results of operations for the fiscal years ended February 1, 1998 and February 2, 1997 (in millions, except per share data):

                                                 PERCENT INCREASE
                                                  IN COMPARABLE                                BASIC EARNINGS   DILUTED EARNINGS
                                        NET SALES STORE SALES   GROSS PROFIT      NET EARNINGS    PER SHARE         PER SHARE
--------------------------------------------------------------------------------------------------------------------------------
 Fiscal year ended February 1, 1998:
  First quarter                          $ 5,657      11%          $1,552           $  259          $0.36              $0.35
  Second quarter                           6,550       5%           1,800              358           0.49               0.48
  Third quarter                            6,217       7%           1,726              236           0.32               0.32
  Fourth quarter                           5,732       6%           1,703              307           0.42               0.41
----------------------------------------------------------------------------------------------------------------------------
       Fiscal year                       $24,156       7%          $6,781           $1,160          $1.59              $1.55
============================================================================================================================
Fiscal year ended February 2, 1997:
  First quarter                          $ 4,362       3%          $1,220           $  195          $0.27              $0.27
  Second quarter                           5,293       9%           1,437              270           0.38               0.37
  Third quarter                            4,922       7%           1,338              222           0.31               0.31
  Fourth quarter                           4,958       7%           1,439              251           0.35               0.34
----------------------------------------------------------------------------------------------------------------------------
       Fiscal year                       $19,535       7%          $5,434           $  938          $1.30              $1.29
============================================================================================================================

                                                        [KPMG PEAT MARWICK LOGO]
                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
The Home Depot, Inc.:

We have audited the accompanying consolidated balance sheets of The Home Depot, Inc. and subsidiaries as of February 1, 1998 and February 2, 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended February 1, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Home Depot, Inc. and subsidiaries as of February 1, 1998, and February 2, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended February 1, 1998 in conformity with generally accepted accounting principles.


Atlanta, Georgia
March 13, 1998                                           KPMG Peat Marwick LLP



                                                                  THE HOME DEPOT
                                                                        33