Form 10-K405, Exhibit 13
period 1999-01-31
HOME DEPOT INC
filed 1999-04-19
CIK 354950

                       CONSOLIDATED STATEMENTS OF EARNINGS

                      THE HOME DEPOT, INC. AND SUBSIDIARIES


AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA                                            FISCAL YEAR ENDED
                                                                           ------------------------------------------
                                                                           JANUARY 31,     FEBRUARY 1,    FEBRUARY 2,
                                                                               1999           1998           1997
                                                                           (52 WEEKS)      (52 WEEKS)     (53 WEEKS)
                                                                           -----------     -----------    -----------
NET SALES                                                                    $ 30,219       $ 24,156       $ 19,535
Cost of Merchandise Sold                                                       21,614         17,375         14,101
                                                                             --------       --------       --------
    Gross Profit                                                                8,605          6,781          5,434
OPERATING EXPENSES:
    Selling and Store Operating                                                 5,341          4,303          3,529
    Pre-Opening                                                                    88             65             55
    General and Administrative                                                    515            413            324
    Non-Recurring Charge (note 8)                                                  --            104             --
                                                                             --------       --------       --------
       Total Operating Expenses                                                 5,944          4,885          3,908
                                                                             --------       --------       --------
       OPERATING INCOME                                                         2,661          1,896          1,526
 Interest Income (Expense):
    Interest and Investment Income                                                 30             44             25
                                                                             --------       --------       --------
    Interest Expense (note 2)                                                     (37)           (42)           (16)
                                                                             --------       --------       --------
       Interest, net                                                               (7)             2              9
                                                                             --------       --------       --------
       Earnings Before Income Taxes                                             2,654          1,898          1,535

Income Taxes (note 3)                                                           1,040            738            597
                                                                             --------       --------       --------
        NET EARNINGS                                                         $  1,614       $  1,160       $    938
                                                                             ========       ========       ========
BASIC EARNINGS PER SHARE (note 7)                                            $   1.10       $   0.80       $   0.65
Weighted Average Number of Common Shares Outstanding                            1,471          1,459          1,438
                                                                             ========       ========       ========
DILUTED EARNINGS PER SHARE (note 7)                                          $   1.06       $   0.78       $   0.65
Weighted Average Number of Common Shares Outstanding Assuming Dilution          1,547          1,524          1,464
                                                                             ========       ========       ========

 See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

                      THE HOME DEPOT, INC. AND SUBSIDIARIES


AMOUNTS IN MILLIONS, EXCEPT SHARE DATA

                                                                                                 JANUARY 31,     FEBRUARY 1,
                                                                                                     1999           1998
                                                                                                 -----------     -----------
ASSETS
Current Assets:
   Cash and Cash Equivalents                                                                      $     62       $    172
   Short-Term Investments, including current maturities of long-term investments                        --              2
   Receivables, net                                                                                    469            556
   Merchandise Inventories                                                                           4,293          3,602
   Other Current Assets                                                                                109            128
                                                                                                  --------       --------
      Total Current Assets                                                                           4,933          4,460
                                                                                                  --------       --------
Property and Equipment, at cost:
   Land                                                                                              2,739          2,194
   Buildings                                                                                         3,757          3,041
   Furniture, Fixtures and Equipment                                                                 1,761          1,370
   Leasehold Improvements                                                                              419            383
   Construction in Progress                                                                            540            336
   Capital Leases (notes 2 and 5)                                                                      206            163
                                                                                                  --------       --------
                                                                                                     9,422          7,487
   Less Accumulated Depreciation and Amortization                                                    1,262            978
                                                                                                  --------       --------
      Net Property and Equipment                                                                     8,160          6,509
                                                                                                  --------       --------
Long-Term Investments                                                                                   15             15
Notes Receivable                                                                                        26             27
Cost in Excess of the Fair Value of Net Assets Acquired, net of accumulated amortization
   of $24 at January 31, 1999 and $18 at February 1, 1998                                              268            140
Other                                                                                                   63             78
                                                                                                  --------       --------
                                                                                                  $ 13,465       $ 11,229
                                                                                                  ========       ========
LIABILITIES AND STOCKHOLDERS, EQUITY
   Current Liabilities:
   Accounts Payable                                                                               $  1,586       $  1,358
   Accrued Salaries and Related Expenses                                                               395            312
   Sales Taxes Payable                                                                                 176            143
   Other Accrued Expenses                                                                              586            530
   Income Taxes Payable                                                                                100            105
   Current Installments of Long-Term Debt (notes 2 and 5)                                               14              8
                                                                                                  --------       --------
      Total Current Liabilities                                                                      2,857          2,456
                                                                                                  --------       --------
Long-Term Debt, excluding current installments (notes 2 and 5)                                       1,566          1,303
Other Long-Term Liabilities                                                                            208            178
Deferred Income Taxes (note 3)                                                                          85             78
Minority Interest (note 10)                                                                              9            116
STOCKHOLDERS' EQUITY (notes 2, 4 and 6)
   Common Stock, par value $0.05. Authorized: 2,500,000,000 shares; issued and outstanding--
      1,475,452,000 shares at January 31, 1999 and 1,464,216,000 shares at February 1, 1998             74             73
   Paid-in Capital                                                                                   2,854          2,626
   Retained Earnings                                                                                 5,876          4,430
   Accumulated Other Comprehensive Income                                                              (61)           (28)
                                                                                                  --------       --------
                                                                                                     8,743          7,101
   Less: Shares Purchased for Compensation Plans (notes 4 and 6)                                         3              3
                                                                                                  --------       --------
      Total Stockholders' Equity                                                                     8,740          7,098
                                                                                                  --------       --------
Commitments and Contingencies (notes 5 and 9)
                                                                                                  $ 13,465       $ 11,229
                                                                                                  ========       ========


 See accompanying notes to consolidated financial statements.

                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME

                      THE HOME DEPOT, INC. AND SUBSIDIARIES


AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA



                                            COMMON STOCK                         ACCUMULATED
                                           ---------------                          OTHER                 TOTAL
                                                             PAID-IN    RETAINED COMPREHENSIVE         STOCKHOLDERS  COMPREHENSIVE
                                           SHARES   AMOUNT   CAPITAL    EARNINGS    INCOME      OTHER     EQUITY       INCOME(1)
                                           ------   ------   -------    -------- -------------  -----  ------------  -------------

 BALANCE, JANUARY 28, 1996                  1,432     $72     $2,360     $ 2,579      $ (6)     $(17)     $ 4,988
                                            =====     ===     ======     =======      ====      ====      =======
 Shares Sold Under Employee Stock
   Purchase and Option Plans,
   net of retirements (note 4)                 10      --        104          --        --        --          104
 Tax Effect of Sale of Option
   Shares by Employees                         --      --         11          --        --        --           11
 Net Earnings                                  --      --         --         938        --        --          938      $   938
 Translation Adjustments                       --      --         --          --         8        --            8            8
 Repayments of Notes Receivable from
   ESOP, net (note 6)                          --      --         --          --        --        17           17
 Shares Purchased for Compensation
   Plans (notes 4 and 6)                       --      --         --          --        --        (1)          (1)
 Cash Dividends ($0.077 per share)             --      --         --        (110)       --        --         (110)
                                                                                                                       -------
 Comprehensive Income for Fiscal 1996                                                                                  $   946
                                                                                                                       =======
                                            -----     ---     ------     -------      ----      ----      -------
 BALANCE, FEBRUARY 2, 1997                  1,442     $72     $2,475     $ 3,407      $  2      $ (1)     $ 5,955
                                            =====     ===     ======     =======      ====      ====      =======
 Shares Sold Under Employee Stock
   Purchase and Option Plans,
   net of retirements (note 4)                  8      --        124          --        --        --          124
 Tax Effect of Sale of Option
   Shares by Employees                         --      --         26          --        --        --           26
 Net Earnings                                  --      --         --       1,160        --        --        1,160        1,160
 Translation Adjustments                       --      --         --          --       (30)       --          (30)         (30)
 Immaterial Pooling of Interests               14       1          1           2        --        --            4
 Shares Purchased for Compensation
   Plans (notes 4 and 6)                       --      --         --          --        --        (2)          (2)
 Cash Dividends ($0.095 per share)             --      --         --        (139)       --        --         (139)
                                                                                                                       ------
 Comprehensive Income for Fiscal 1997                                                                                  $1,130
                                                                                                                       ======
                                            -----     ---     ------     -------      ----      ----      -------
 BALANCE, FEBRUARY 1, 1998                  1,464     $73     $2,626     $ 4,430      $(28)     $ (3)     $ 7,098
                                            =====     ===     ======     =======      ====      ====      =======

 Shares Sold Under Employee Stock
   Purchase and Option Plans,
   net of retirements (note 4)                 11       1        165          --        --        --          166
 Tax Effect of Sale of Option
   Shares by Employees                         --      --         63          --        --        --           63
 Net Earnings                                  --      --         --       1,614        --        --        1,614        1,614
 Translation Adjustments                       --      --         --          --       (33)       --          (33)         (33)
 Cash Dividends ($0.115 per share)             --      --         --        (168)       --        --         (168)
                                                                                                                        ------
 Comprehensive Income for Fiscal 1998                                                                                  $1,581
                                                                                                                        ======
                                            -----     ---     ------     -------      ----      ----      -------
 BALANCE, JANUARY 31, 1999                  1,475     $74     $2,854     $ 5,876      $(61)     $ (3)     $ 8,740
                                            =====     ===     ======     =======      ====      ====      =======


(1)      Components of comprehensive income are reported net of related taxes.

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                      THE HOME DEPOT, INC. AND SUBSIDIARIES


AMOUNTS IN MILLIONS                                                                        FISCAL YEAR ENDED
                                                                                 ----------------------------------------
                                                                                  JANUARY 31,    FEBRUARY 1,  FEBRUARY 2,
                                                                                     1999          1998         1997
                                                                                  (52 WEEKS)    (52 WEEKS)    (53 WEEKS)
                                                                                  ----------    ----------    ----------
CASH PROVIDED FROM OPERATIONS:
Net Earnings                                                                        $ 1,614      $ 1,160      $   938
Reconciliation of Net Earnings to Net Cash Provided by Operations:
    Depreciation and Amortization                                                       373          283          232
    Deferred Income Tax Expense (Benefit)                                                 7          (28)          29
    Decrease (Increase) in Receivables, net                                              85         (166)         (58)
    Increase in Merchandise Inventories                                                (698)        (885)        (525)
    Increase in Accounts Payable and Accrued Expenses                                   423          577          434
    Increase in Income Taxes Payable                                                     59           83           25
    Other                                                                                54            5           25
                                                                                    -------      -------      -------
       Net Cash Provided by Operations                                                1,917        1,029        1,100
                                                                                    -------      -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures, net of $41, $44 and $54 of non-cash capital expenditures
   in fiscal 1998, 1997 and 1996, respectively                                       (2,059)      (1,481)      (1,194)
Purchase of Remaining Interest in The Home Depot Canada                                (261)          --           --
Proceeds from Sales of Property and Equipment                                            45           85           22
Proceeds from Sales of Investments                                                       --           --           41
Purchases of Investments                                                                 (2)        (194)        (409)
Proceeds from Maturities of Investments                                                   4          599           27
Repayments of Advances Secured by Real Estate, net                                        2           20            6
                                                                                    -------      -------      -------
       Net Cash Used in Investing Activities                                         (2,271)        (971)      (1,507)
                                                                                    -------      -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of (Repayments of) Commercial Paper Obligations, net                           246           --         (620)
Proceeds from Long-Term Borrowings, net                                                  --           15        1,093
Repayments of Notes Receivable from ESOP                                                 --           --           17
Principal Repayments of Long-Term Debt                                                   (8)         (40)          (3)
Proceeds from Sale of Common Stock, net                                                 167          122          104
Cash Dividends Paid to Stockholders                                                    (168)        (139)        (110)
Minority Interest Contributions to Partnership                                           11           10           19
                                                                                    -------      -------      -------
       Net Cash Provided by (Used in) Financing Activities                              248          (32)         500
                                                                                    -------      -------      -------
Effect of Exchange Rate Changes on Cash and Cash Equivalents                             (4)          --           --
(Decrease) Increase in Cash and Cash Equivalents                                       (110)          26           93
Cash and Cash Equivalents at Beginning of Year                                          172          146           53
                                                                                    -------      -------      -------
Cash and Cash Equivalents at End of Year                                            $    62      $   172      $   146
                                                                                    =======      =======      =======
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS MADE FOR:
    Interest, net of interest capitalized                                           $    36      $    42      $     3
    Income Taxes                                                                    $   940      $   685      $   548

 See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      THE HOME DEPOT, INC. AND SUBSIDIARIES


Note 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Home Depot operates full-service, warehouse-style stores averaging approximately 107,000 square feet in size. The stores stock approximately 40,000 to 50,000 different kinds of building materials, home improvement supplies and lawn and garden products that are sold primarily to do-it-yourselfers, but also to home improvement contractors, tradespeople and building maintenance professionals. In addition, the Company operates EXPO Design Center stores, which offer products and services primarily related to design and renovation projects. At the end of fiscal 1998, the Company was operating 761 stores, including 707 Home Depot stores and 8 EXPO Design Center stores in the United States; 43 Home Depot stores in Canada; 2 Home Depot stores in Chile; and 1 Home Depot store in Puerto Rico. Included in the Company's Consolidated Balance Sheets at January 31, 1999 are $568 million of net assets of the Canadian and Chilean operations.

Fiscal Year

The Company's fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31. Fiscal years 1998 and 1997, which ended January 31, 1999 and February 1, 1998, respectively, consisted of 52 weeks, while fiscal year 1996, which ended February 2, 1997, consisted of 53 weeks.

Basis of Presentation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned partnership. All significant intercompany transactions have been eliminated in consolidation.

         Stockholders' equity, share and per share amounts for all periods presented have been adjusted for a two-for-one stock split effected in the form of a stock dividend on July 2, 1998, and a three-for-two stock split effected in the form of a stock dividend on July 3, 1997.

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

Income Taxes

The Company provides for federal, state and foreign income taxes currently payable, as well as for those deferred because of timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal, state and foreign incentive tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

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

                                                          LIFE
                                                       -----------

  Buildings                                            10-45 years
  Furniture, fixtures and equipment                     5-20 years
  Leasehold improvements                                5-30 years
  Computer software                                      3-5 years


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

Notes Receivable

Notes receivable, which are issued to real estate developers in connection with development and construction of stores and underlying real estate, are recorded at cost less an allowance for impaired notes receivable when necessary.

Store Pre-Opening Costs

Non-capital expenditures associated with opening new stores are expensed as incurred.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. An impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. Accordingly, when the Company commits to relocate or close a store, the estimated unrecoverable costs are charged to expense. Such costs include the estimated loss on the sale of land and buildings, the book value of abandoned fixtures, equipment and leasehold improvements, and a provision for the present value of future lease obligations, less estimated sub-lease income.

Stock Compensation

The Company has adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 encourages the use of a fair-value-based method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. Under SFAS 123, companies may, however, measure compensation costs for those plans using the method prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." Companies that apply APB No. 25 are required to include pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting had been applied. The Company elected to account for such plans under the provisions of APB No. 25.

Comprehensive Income

Comprehensive income includes net earnings adjusted for certain revenues, expenses, gains and losses that are excluded from net earnings under generally accepted accounting principles. Examples include foreign currency translation adjustments and unrealized gains and losses on investments.

Foreign Currency Translation

The assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange on the last day of the reporting period, revenues and expenses are translated at the average monthly exchange rates, and all other equity transactions are translated using the actual rate on the day of the transaction.

Use of Estimates

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

Note 2   LONG-TERM DEBT

The Company's long-term debt at the end of fiscal 1998 and 1997 consisted of the following (amounts in millions):

                                                      JANUARY 31,   FEBRUARY 1,
                                                         1999          1998
                                                      -----------   -----------

  3 1/4% Convertible Subordinated Notes, due
   October 1, 2001; convertible into shares
   of common stock of the Company at a
   conversion price of $23.0417 per share;
   redeemable by the Company at a premium,
   plus accrued interest, beginning
   October 2, 1999                                      $1,103        $1,104

  Commercial Paper; weighted average
   interest rate of 4.8% at January 31, 1999               246            --

  Capital Lease Obligations; payable in
   varying installments through
   January 31, 2019 (see note 5)                           180           151

  Installment Notes Payable; interest
   imputed at rates between 6.1% and
   10.5%; payable in varying installments
   through 2018                                             27            32

  Unsecured Bank Loan; floating interest
   rate averaging 5.9% in fiscal 1998 and
   6.05% in fiscal 1997; payable in
   August 2002                                              15            15

  Variable Rate Industrial Revenue Bonds;
   secured by letters of credit or land;
   interest rates averaging 3.8% during
   fiscal 1998 and 4.2% during fiscal 1997;
   payable in varying installments
   through 2010                                              9             9
                                                        ------        ------
  Total long-term debt                                   1,580         1,311

  Less current installments                                 14             8
                                                        ------        ------
  Long-term debt, excluding
   current installments                                 $1,566        $1,303
                                                        ======        ======


         In October 1996, the Company issued, through a public offering, $1.1 billion of 3 1/4% Convertible Subordinated Notes ("3 1/4% Notes") due October 1, 2001. The 3 1/4% Notes were issued at par and are convertible into shares of common stock at any time prior to maturity, unless previously redeemed by the Company, at a conversion price of $23.0417 per share, subject to adjustment under certain conditions. The 3 1/4% Notes may be redeemed by the Company at any time on or after October 2, 1999, in whole or in part, at a redemption price of 100.813% of the principal amount and after October 1, 2000, at 100% of the principal amount. The 3 1/4% Notes are not subject to sinking fund provisions.

         The Company has an $800 million commercial paper program supported by a back-up credit facility with an available commitment amount of $800 million. The back-up credit facility expires in December 2000. Covenants related to the back-up credit facility place limitations on total Company indebtedness, subsidiary indebtedness and liens. As of January 31, 1999, the Company was in compliance with all restrictive covenants.

         The restrictive covenants related to letter of credit agreements securing the industrial revenue bonds are no more restrictive than those referenced or described above.

         Interest expense in the accompanying Consolidated Statements of Earnings is net of interest capitalized of $31 million in fiscal 1998, $19 million in fiscal 1997 and $23 million in fiscal 1996.

         Maturities of long-term debt (excluding the 3 1/4% Notes) are $14 million for fiscal 1999, $250 million for fiscal 2000, $3 million for fiscal 2001, $19 million for fiscal 2002 and $5 million for fiscal 2003.

         The estimated fair value of the 3 1/4% Notes, which are publicly traded, was approximately $2.9 billion based on the market price at January
31, 1999. The estimated fair value of commercial paper borrowings approximate their carrying value. The estimated fair value of all other long-term borrowings was approximately $382 million compared to the carrying value of $231 million. These fair values were estimated using a discounted cash flow analysis based on the Company's incremental borrowing rate for similar liabilities.

Note 3   INCOME TAXES

The provision for income taxes consisted of the following (in millions):

                            FISCAL YEAR ENDED
                -----------------------------------------
                JANUARY 31,    FEBRUARY 1,    FEBRUARY 2,
                   1999           1998           1997
                -----------    -----------    -----------

  Current:
   U.S.           $   823        $   653        $   486
   State              150             98             72
   Foreign             20             15             10
                  -------        -------        -------
                      993            766            568
                  -------        -------        -------
  Deferred:
   U.S.                46            (31)            23
   State               (1)             1              6
   Foreign              2              2             --
                  -------        -------        -------
                       47            (28)            29
                  -------        -------        -------
  Total           $ 1,040        $   738        $   597
                  =======        =======        =======

         The Company's combined federal, state and foreign effective tax rates for fiscal years 1998, 1997 and 1996, net of offsets generated by federal, state and foreign tax incentive credits, were approximately 39.2%, 38.9% and 38.9%, respectively. A reconciliation of income tax expense at the federal statutory rate of 35% to actual tax expense for the applicable fiscal years follows (in millions):

                                                    FISCAL YEAR ENDED
                                          -------------------------------------
                                          JANUARY 31,  FEBRUARY 1,  FEBRUARY 2,
                                             1999         1998         1997
                                          -----------  -----------  -----------

  Income taxes at U.S. statutory rate       $  929       $  664       $  537
  State income taxes, net of
   federal income tax benefit                   96           65           51
  Foreign rate differences                      --            2            2
  Other, net                                    15            7            7
                                            ------       ------       ------
  Total                                     $1,040       $  738       $  597
                                            ======       ======       ======

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of January 31, 1999 and February 1, 1998 were as follows (in millions):

                                                  FISCAL YEAR ENDED
                                              ------------------------
                                              JANUARY 31,  FEBRUARY 1,
                                                 1999         1998
                                              -----------  -----------

  Deferred Tax Assets
   Accrued self-insurance liabilities           $ 110        $  92
   Other accrued liabilities                       97          104
                                                -----        -----
     Total gross deferred tax assets              207          196
                                                -----        -----
  Deferred Tax Liabilities
   Accelerated depreciation                      (249)        (196)
   Other                                          (43)         (38)
                                                -----        -----
     Total gross deferred tax liabilities        (292)        (234)
                                                -----        -----
     Net deferred tax liability                 $ (85)       $ (38)
                                                =====        =====

         No valuation allowance was recorded against the deferred tax assets at January 31, 1999 or February 1, 1998. Company management believes the existing net deductible temporary differences comprising the total gross deferred tax assets will reverse during periods in which the Company generates net taxable income.

Note 4    EMPLOYEE STOCK PLANS

The 1997 Omnibus Stock Incentive Plan ("1997 Plan"), which is an amendment and restatement of the 1991 Omnibus Stock Option Plan ("1991 Plan"), provides that incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock and deferred shares may be issued to selected associates, officers and directors of the Company. The maximum number of shares of the Company's common stock available for issuance under the 1997 Plan is the lesser of 100 million shares, or the number of shares carried over from prior plans plus one-half percent of the total number of outstanding shares as of the first day of each fiscal year. In addition, restricted shares issued under the 1997 Plan may not exceed 10 million shares. As of January 31, 1999, the maximum shares available for future grants under the 1997 Plan were 85,549,859.

         Under the 1997 Plan, incentive and non-qualified options for 15,788,234 shares, net of cancellations (of which 17,577 had been exercised), have been granted at prices ranging from $19.17 to $47.88 per share. Incentive stock options vest at the rate of 25% per year commencing on the first anniversary date of the grant and expire on the tenth anniversary date of the grant. The non-qualified options have similar terms; however, vesting does not generally begin until the second anniversary date of the grant.

         As of January 31, 1999, 108,594 shares of restricted stock were outstanding. The restricted shares vest over varying terms and are generally based on the attainment of certain performance goals. The expected fair value of the restricted shares on the vesting dates will be charged to expense ratably over the vesting periods unless it is determined that the performance goals will not be met.

         Under the 1991 Plan, which became effective June 1, 1991, options for 52,798,833 shares, net of cancellations (of which 20,881,960 had been exercised), had been granted at prices ranging from $8.17 to $17.79 per share as of January 31, 1999. The 1991 Plan expired on February 28, 1997, and the shares available for grant were carried over to the 1997 Plan.

         The per share weighted average fair value of stock options granted during fiscal years 1998, 1997 and 1996 was $14.91, $6.30 and $4.62, respectively. These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk-free interest rate over the expected life of the option. The dividend yield was calculated by dividing the current annualized dividend by the option price for each grant. Expected volatility was based on stock prices for the fiscal year the grant occurred and the two previous fiscal years. The risk-free interest rate was the rate available on zero coupon U.S. government issues with a term equal to the remaining term for each grant. The expected life of each option was estimated based on the exercise history from previous grants. The assumptions used in the Black-Scholes model were as follows:

                                                   STOCK OPTIONS
                                              GRANTED IN FISCAL YEAR
                                          -----------------------------
                                            1998       1997        1996
                                          -----------------------------

  Risk-free interest rate                    5.6%       6.1%        6.1%
  Expected volatility of common stock       45.7%      30.0%       23.5%
  Dividend yield                             0.4%       0.5%        0.6%
  Expected option term                    5 years    5 years     5 years

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

                                               FISCAL YEAR
                                       --------------------------
                                        1998      1997      1996
                                       --------------------------
  Net Earnings
   As reported                         $1,614    $1,160     $ 938
   Pro forma                           $1,527    $1,118     $ 916
  Basic Earnings per Share
   As reported                         $ 1.10    $ 0.80     $0.65
   Pro forma                           $ 1.04    $ 0.77     $0.64
  Diluted Earnings per Share
   As reported                         $ 1.06    $ 0.78     $0.65
   Pro forma                           $ 1.01    $ 0.75     $0.63

         The following table summarizes shares outstanding under the various stock option plans at January 31, 1999, February 1, 1998 and February 2, 1997 and changes during the fiscal years ended on these dates (shares in thousands):

                                         NUMBER         AVERAGE
                                       OF SHARES     OPTION PRICE
                                       ---------     ------------

  Outstanding at January 28, 1996        29,970        $  11.79
   Granted                               14,438           14.57
   Exercised                             (5,982)           9.74
   Cancelled                             (2,288)          13.12
                                         ------        --------
  Outstanding at February 2, 1997        36,138           13.16
   Granted                               17,238           21.87
   Exercised                             (6,862)          13.23
   Cancelled                             (2,696)          15.28
                                         ------        --------
  Outstanding at February 1, 1998        43,818           15.12
   Granted                               14,027           32.44
   Exercised                             (7,760)          13.61
   Cancelled                             (2,357)          20.84
                                         ------        --------
  OUTSTANDING AT JANUARY 31, 1999        47,728        $  20.17
                                         ======        ========
  Exercisable                            13,105        $  13.35
                                         ======        ========

         The average remaining contractual life of the outstanding options as of January 31, 1999 was approximately 7.6 years.

         In addition, the Company had 7,962,854 shares available for future grants under the Employee Stock Purchase Plan ("ESPP") at January 31, 1999. The ESPP enables the Company to grant substantially all full-time associates options to purchase up to 66,412,500 shares of common stock, of which 58,449,648 shares have been exercised from inception of the plan, at a price equal to the lower of 85% of the stock's fair market value on the first day or the last day of the purchase period. Shares purchased may not exceed the lesser of 20% of the associate's annual compensation, as defined, or $25,000 of common stock at its fair market value (determined at the time such option is granted) for any one calendar year. Associates pay for the shares ratably over a period of one year (the purchase period) through payroll deductions, and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an associate elects not to exercise such options, the full amount withheld is refundable. During fiscal 1998, options for 3,669,886 shares were exercised at an average price of $19.27 per share. At January 31, 1999, there were 2,184,525 options outstanding, net of cancellations, at an average price of $31.41 per share.

Note 5   LEASES

The Company leases certain retail locations, office space, warehouse and distribution space, equipment and vehicles. While the majority of the leases are operating leases, certain retail locations are leased under capital leases. As leases expire, it can be expected that in the normal course of business, leases will be renewed or replaced.

         In June 1996, the Company entered into a $300 million operating lease agreement for the purpose of financing construction costs for selected new stores. The Company increased its available funding under the operating lease agreement to $600 million in May 1997. In October 1998, through a second operating lease agreement, the Company further increased the available funding by $282 million to $882 million. Under the agreements, the lessor purchases the properties, pays for the construction costs and subsequently leases the facilities to the Company. The initial lease term for the $600 million agreement is five years with five 2-year renewal options. The lease term for the $282 million agreement is 10 years with no renewal options. Both lease agreements provide for substantial residual value guarantees and include purchase options at original cost on each property. The Company financed a portion of its new stores in fiscal 1997 and 1998 under the operating lease agreements and anticipates utilizing these facilities to finance selected new stores in fiscal 1999 and 2000 and an office building in fiscal 1999.

         During 1995, the Company entered into two operating lease agreements under which the Company leases an import distribution facility, including its related equipment, and an office building for store support functions. The initial lease terms are five and seven years, respectively, with five 5-year renewal options for the import distribution facility and one 5-year renewal option for the office building. Both lease agreements provide for substantial residual value guarantees and include purchase options at the higher of the cost or fair market value of the assets for the import distribution facility and at cost for the office building.

         The maximum amount of the residual value guarantees relative to the assets under the lease agreements described above is projected to be $855 million. As the leased assets are placed into service, the Company estimates its liability under the residual value guarantees and records additional rent expense on a straight-line basis over the remaining lease terms.

         Total rent expense, net of minor sublease income for the fiscal years ended January 31, 1999, February 1, 1998 and February 2, 1997 was $321 million, $262 million and $219 million, respectively. Real estate taxes, insurance, maintenance, and operating expenses applicable to the leased property are obligations of the Company under the building leases. Certain of the store leases provide for contingent rentals based on percentages of sales in excess of specified minimums. Contingent rentals for the fiscal years ended January 31,1999, February 1, 1998 and February 2, 1997 were approximately $11 million, $10 million and $10 million, respectively.

         The approximate future minimum lease payments under capital and operating leases at January 31, 1999 were as follows (in millions):


                                                     CAPITAL     OPERATING
  FISCAL YEAR                                        LEASES       LEASES
                                                     -------     ---------
  1999                                                $ 29         $  358
  2000                                                  29            352
  2001                                                  29            325
  2002                                                  29            299
  2003                                                  30            282
  Thereafter                                           396          3,109
                                                      ----         ------
                                                       542         $4,725
                                                                   ======
  Less: Imputed interest                              (362)
                                                      ----
   Net present value of capital lease obligations      180
  Less: Current installments                            (2)
                                                      ----
   Long-term capital lease obligations,
     excluding current installments                   $178
                                                      ====

         Short-term and long-term obligations for capital leases are included in the Company's Consolidated Balance Sheets in Current Installments of Long-Term Debt and Long-Term Debt, respectively. The assets under capital leases recorded in Net Property and Equipment, net of amortization, totaled $180 million and $147 million at January 31, 1999 and February 1, 1998, respectively.

Note 6   EMPLOYEE BENEFIT PLANS

During fiscal 1996, the Company established a defined contribution plan ("401(k)") pursuant to Section 401(k) of the Internal Revenue Code. The 401(k) covers substantially all associates that meet certain service requirements. The Company makes matching cash contributions, on a weekly basis, up to specified percentages of associates' contributions as approved by the Board of Directors.

         During fiscal 1988, the Company established a leveraged Employee Stock Ownership Plan and Trust ("ESOP") covering substantially all full-time associates. At January 31, 1999, the ESOP held a total of 21,024,649 shares of the Company's common stock in trust for plan participants' accounts. The ESOP purchased the shares in the open market with contributions received from the Company in fiscal 1998 and 1997, and from the proceeds of loans obtained from the Company during fiscal 1992, 1990 and 1989 totaling approximately $81 million. All loans payable to the Company in connection with the purchase of such shares have been paid in full.

         During February 1999, the Company made its final contribution to the ESOP plan and amended its 401(k) plan. In the amendment, the Company elected to increase its percentage contribution to the 401(k) in lieu of future ESOP contributions.

         The Company adopted a non-qualified ESOP Restoration Plan in fiscal 1994. The Company also made its final contribution to the ESOP Restoration Plan during February 1999 and established a new 401(k) Restoration Plan. The primary purpose of the new plan is to provide certain associates deferred compensation that they would have received under the 401(k) matching contribution if not for the maximum compensation limits under the Internal Revenue Code of 1986, as amended. The Company has established a "rabbi trust" to fund the benefits under the ESOP Restoration Plan. Compensation expense related to this plan for fiscal years 1998, 1997 and 1996 was not material. Funds provided to the trust are primarily used to purchase shares of the Company's common stock in the open market.

         The Company's combined contributions to the 401(k) and ESOP were $41 million, $33 million and $25 million for fiscal years 1998, 1997 and 1996, respectively.

Note 7   BASIC AND DILUTED EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for fiscal years 1998, 1997 and 1996 were as follows (amounts in millions, except per share data):

                                                      FISCAL YEAR ENDED
                                              -----------------------------------
                                              JANUARY 31, FEBRUARY 1, FEBRUARY 2,
                                                 1999        1998        1997
                                              (52 WEEKS)  (52 WEEKS)  (53 WEEKS)
                                              ----------- ----------- -----------
CALCULATION OF BASIC
 EARNINGS PER SHARE
Net earnings                                    $1,614      $1,160      $  938
Weighted average number of
 common shares outstanding                       1,471       1,459       1,438
                                                ------      ------      ------
BASIC EARNINGS PER SHARE                        $ 1.10      $ 0.80      $ 0.65
                                                ======      ======      ======

CALCULATION OF DILUTED
  EARNINGS PER SHARE
Net earnings                                    $1,614      $1,160      $  938
Tax-effected interest expense
 attributable to 3 1/4% Notes                       23          23           8
                                                ------      ------      ------
Net earnings assuming dilution                  $1,637      $1,183      $  946
                                                ------      ------      ------
Weighted average number of
 common shares outstanding                       1,471       1,459       1,438
Effect of potentially
 dilutive securities:
   3 1/4% Notes                                     48          48          16
   Employee stock plans                             28          17          10
                                                ------      ------      ------
Weighted average number of
 common shares outstanding
 assuming dilution                               1,547       1,524       1,464
                                                ------      ------      ------
DILUTED EARNINGS
  PER SHARE                                     $ 1.06      $ 0.78      $ 0.65
                                                ======      ======      ======


         Employee stock plans represent shares granted under the Company's employee stock purchase plan and stock option plans, as well as shares issued for deferred compensation stock plans. For fiscal years 1998, 1997 and 1996, shares issuable upon conversion of the Company's 3 1/4% Notes, issued in October 1996, were included in weighted average shares assuming dilution for purposes of calculating diluted earnings per share. To calculate diluted earnings per share, net earnings are adjusted for tax-effected net interest and issue costs on the 3 1/4% Notes and divided by weighted average shares assuming dilution.

Note 8   LAWSUIT SETTLEMENTS

During fiscal 1997, the Company, without admitting any wrongdoing, entered into a settlement agreement with plaintiffs in the class action lawsuit Butler et. al. v. Home Depot, Inc., in which the plaintiffs had asserted claims of gender discrimination. The Company subsequently reached agreements to settle three other lawsuits seeking class action status, each of which involved claims of gender discrimination.

         As a result of these agreements, the Company recorded a pre-tax non-recurring charge of $104 million in fiscal 1997 and, in fiscal 1998, made payments to settle these agreements. The payments made in fiscal 1998 included $65 million to the plaintiff class members and $22.5 million to the plaintiffs' attorneys in Butler, and approximately $8 million for other related internal costs, including implementation or enhancement of certain human resources programs, as well as the settlement terms of the three other lawsuits. The Company expects to spend the remaining $9 million for related internal costs over the next two years. Excluding the non-recurring charge, diluted earnings per share for fiscal 1997 were $0.82 compared to $0.78 as reported.

Note 9   COMMITMENTS AND CONTINGENCIES

At January 31, 1999, the Company was contingently liable for approximately $431 million under outstanding letters of credit issued primarily in connection with purchase commitments.

         The Company is involved in litigation arising from the normal course of business. In management's opinion, this litigation is not expected to materially impact the Company's consolidated results of operations or financial condition.

Note 10  MERGERS AND ACQUISITIONS

During the first quarter of fiscal 1998, the Company purchased, for $261 million, the remaining 25% partnership interest held by The Molson Companies in The Home Depot Canada. The excess purchase price over the estimated fair value of net assets of $117 million as of the acquisition date was recorded as goodwill and is being amortized over 40 years. As a result of this transaction, the Company now owns all of The Home Depot's Canadian operations. The Home Depot Canada partnership was formed in 1994 when the Company acquired 75% of Aikenhead's Home Improvement Warehouse for approximately $162 million. The terms of the original partnership agreement provided for a put/call option, which would have resulted in the Company purchasing the remaining 25% of The Home Depot Canada at any time after the sixth anniversary of the original agreement. The companies reached a mutual agreement to complete the purchase transaction at an earlier date.

Note 11  QUARTERLY FINANCIAL DATA

The following is a summary of the unaudited quarterly results of operations for the fiscal years ended January 31, 1999 and February 1, 1998 (dollars in millions, except per share data):

                                                    PERCENT INCREASE                           BASIC       DILUTED
                                                     IN COMPARABLE     GROSS        NET       EARNINGS    EARNINGS
                                         NET SALES    STORE SALES      PROFIT     EARNINGS   PER SHARE    PER SHARE
                                         ---------  ----------------   ------     --------   ---------    ---------
Fiscal year ended January 31, 1999:
 First quarter                            $ 7,123         7%           $1,968      $  337      $0.23        $0.22
 Second quarter                             8,139         7%            2,263         467       0.32         0.31
 Third quarter                              7,699         7%            2,177         392       0.27         0.26
 Fourth quarter                             7,258         9%            2,197         418       0.28         0.27
                                          -------        --            ------      ------      -----        -----
   Fiscal year                            $30,219         7%           $8,605      $1,614      $1.10        $1.06
                                          =======        ==            ======      ======      =====        =====
Fiscal year ended February 1, 1998:
 First quarter                            $ 5,657        11%           $1,552      $  259      $0.18        $0.18
 Second quarter                             6,550         5%            1,800         358       0.25         0.24
 Third quarter                              6,217         7%            1,726         236       0.16         0.16
 Fourth quarter                             5,732         6%            1,703         307       0.21         0.20
                                          -------        --            ------      ------      -----        -----
   Fiscal year                            $24,156         7%           $6,781      $1,160      $0.80        $0.78
                                          =======        ==            ======      ======      =====        =====

                     THE HOME DEPOT, INC. AND SUBSIDIARIES


              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements presented in this Annual Report have been prepared with integrity and objectivity and are the responsibility of the management of The Home Depot, Inc. These financial statements have been prepared in conformity with generally accepted accounting principles and properly reflect certain estimates and judgments based upon the best available information.

         The Company maintains a system of internal accounting controls, which is supported by an internal audit program and is designed to provide reasonable assurance, at an appropriate cost, that the Company's assets are safeguarded and transactions are properly recorded. This system is continually reviewed and modified in response to changing business conditions and operations and as a result of recommendations by the external and internal auditors. In addition, the Company has distributed to associates its policies for conducting business affairs in a lawful and ethical manner.

         The financial statements of the Company have been audited by KPMG LLP, independent auditors. Their accompanying report is based upon an audit conducted in accordance with generally accepted auditing standards, including the related review of internal accounting controls and financial reporting matters.

         The Audit Committee of the Board of Directors, consisting solely of outside Directors, meets quarterly with the independent auditors, the internal auditors and representatives of management to discuss auditing and financial reporting matters. The Audit Committee, acting on behalf of the stockholders, maintains an ongoing appraisal of the internal accounting controls, the activities of the outside auditors and internal auditors and the financial condition of the Company. Both the Company's independent auditors and the internal auditors have free access to the Audit Committee.


/s/ Dennis Carey                             /s/ Marshall L. Day
Dennis Carey                                 Marshall L. Day
Executive Vice President and                 Senior Vice President-
Chief Financial Officer                      Finance and Accounting


                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
The Home Depot, Inc.:

We have audited the accompanying consolidated balance sheets of The Home Depot, Inc. and subsidiaries as of January 31, 1999 and February 1, 1998, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Home Depot, Inc. and subsidiaries as of January 31, 1999 and February 1, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 1999 in conformity with generally accepted accounting principles.

                                             /s/ KPMG LLP


Atlanta, Georgia
March 12, 1999

               10-YEAR SUMMARY OF FINANCIAL AND OPERATING RESULTS

                      THE HOME DEPOT, INC. AND SUBSIDIARIES


AMOUNTS IN MILLIONS, EXCEPT WHERE NOTED

                                                                            5-YEAR          10-YEAR
                                                                        COMPOUND ANNUAL  COMPOUND ANNUAL
                                                                          GROWTH RATE      GROWTH RATE          1998
                                                                        ---------------  ---------------      --------

STATEMENT OF EARNINGS DATA
Net sales                                                                   26.7%            31.2%            $ 30,219
Net sales increase (%)                                                        --               --                 25.1
Earnings before income taxes(2)                                             29.2             35.6                2,654
Net earnings(2)                                                             28.7             35.6                1,614
Net earnings increase (%)(2)                                                  --               --                 31.9
Diluted earnings per share ($)(2,3,4)                                       25.9             30.5                 1.06
Diluted earnings per share increase (%)(2)                                    --               --                 29.3
Weighted average number of common shares
  outstanding assuming dilution(3)                                           1.7              4.1                1,547
Gross margin--% of sales                                                      --               --                 28.5
Store selling and operating expense--% of sales                               --               --                 17.7
Pre-opening expense--% of sales                                               --               --                  0.3
General and administrative expense--% of sales                                --               --                  1.7
Net interest income (expense)--% of sales                                     --               --                   --
Earnings before income taxes--% of sales(2)                                   --               --                  8.8
Net earnings--% of sales(2)                                                   --               --                  5.3
                                                                            ----             ----             --------

BALANCE SHEET DATA AND FINANCIAL RATIOS
Total assets                                                                23.4%            34.4%            $ 13,465
Working capital                                                             15.9             30.7                2,076
Merchandise inventories                                                     27.1             30.7                4,293
Net property and equipment                                                  28.0             37.7                8,160
Long-term debt                                                              12.4             30.7                1,566
Stockholders' equity                                                        25.4             36.7                8,740
Book value per share ($)(3)                                                 23.2             31.7                 5.92
Long-term debt to equity (%)                                                  --               --                 17.9
Current ratio                                                                 --               --               1.73:1
Inventory turnover                                                            --               --                 5.4x
Return on invested capital (%)(2)                                             --               --                 19.3
                                                                            ----             ----             --------

STATEMENT OF CASH FLOWS DATA
Depreciation and amortization                                               32.9%            38.2%            $    373
Capital expenditures                                                        18.4             34.9                2,100
Cash dividends per share ($)(3)                                             25.2             35.7                 0.12
                                                                            ----             ----             --------

STORE DATA(5)
Number of stores                                                            23.6%            23.0%                 761
Square footage at year-end                                                  25.3             25.8                   81
Increase in square footage (%)                                                --               --                 22.8
Average square footage per store (in thousands)                              1.4              2.3                  107
                                                                            ----             ----             --------

STORE SALES AND OTHER DATA(5)
Comparable store sales increase (%)(6)                                        --               --                    7
Weighted average weekly sales per operating store (in thousands)             2.0%             6.2%            $    844
Weighted average sales per square foot ($)(6)                                0.6              3.8                  410
Number of customer transactions                                             23.0             26.3                  665
Average sale per transaction ($)                                             2.9              3.8                45.05
Number of associates at year-end (actual)                                   25.4             28.3              156,700
                                                                            ----             ----             --------


(1) Fiscal years 1996 and 1990 consisted of 53 weeks; all other years reported consisted of 52 weeks.
(2) Excludes the effect of a $104 million non-recurring charge in fiscal 1997.
(3) All share and per share data have been adjusted for a two-for-one stock split on July 2, 1998.

                      THE HOME DEPOT, INC. AND SUBSIDIARIES

  1997        1996(1)        1995         1994           1993         1992        1991        1990(1)          1989
--------      -------      -------      --------       -------      -------      -------      --------       --------

$ 24,156      $19,535      $15,470      $ 12,477       $ 9,239      $ 7,148      $ 5,137      $  3,815       $  2,759
    23.7         26.3         24.0          35.0          29.2         39.2         34.6          38.3           38.0
   2,002        1,535        1,195           980           737          576          396           260            182
   1,224          938          732           605           457          363          249           163            112
    30.5         28.2         21.0          32.2          26.1         45.6         52.5          46.0           45.9
    0.82         0.65         0.51          0.44          0.34         0.28         0.20          0.15           0.10
    26.2         27.5         15.9          29.4          21.4         40.0         33.3          50.0           42.9

   1,524        1,464        1,434         1,428         1,421        1,397        1,323         1,216          1,147
    28.1         27.8         27.7          27.9          27.7         27.6         28.1          27.9           27.8
    17.8         18.0         18.0          17.8          17.6         17.4         18.1          18.2           18.3
     0.3          0.3          0.4           0.4           0.4          0.4          0.3           0.4            0.3
     1.7          1.7          1.7           1.8           2.0          2.1          2.3           2.4            2.5
      --          0.1          0.1          (0.1)          0.3          0.4          0.3          (0.1)          (0.1)
     8.3          7.9          7.7           7.8           8.0          8.1          7.7           6.8            6.6
     5.1          4.8          4.7           4.8           5.0          5.1          4.8           4.3            4.1
--------      -------      -------      --------       -------      -------      -------      --------       --------

$ 11,229      $ 9,342      $ 7,354      $  5,778       $ 4,701      $ 3,932      $ 2,510      $  1,640       $  1,118
   2,004        1,867        1,255           919           994          807          624           301            274
   3,602        2,708        2,180         1,749         1,293          940          662           509            381
   6,509        5,437        4,461         3,397         2,371        1,608        1,255           879            514
   1,303        1,247          720           983           874          844          271           531            303
   7,098        5,955        4,988         3,442         2,814        2,304        1,691           683            512
    4.85         4.13         3.48          2.53          2.09         1.73         1.34          0.64           0.49
    18.4         20.9         14.4          28.6          31.1         36.6         16.0          77.7           59.1
  1.82:1       2.01:1       1.89:1        1.76:1        2.02:1       2.07:1       2.17:1        1.73:1         1.94:1
    5.4x         5.6x         5.5x          5.7x          5.9x         6.3x         6.1x          6.0x           5.9x
    17.0         16.3         16.3          16.5          13.9         17.6         19.8          20.6           23.2
--------      -------      -------      --------       -------      -------      -------      --------       --------

$    283      $   232      $   181      $    130       $    90      $    70      $    52      $     34       $     21
   1,525        1,248        1,308         1,220           900          437          432           400            205
    0.10         0.08         0.06          0.05          0.04         0.03         0.02          0.01           0.01
--------      -------      -------      --------       -------      -------      -------      --------       --------

     624          512          423           340           264          214          174           145            118
      66           54           44            35            26           21           16            13             10
    23.1         21.6         26.3          33.2          26.3         26.8         24.1          27.4           26.9
     106          105          105           103           100           98           95            92             88
--------      -------      -------      --------       -------      -------      -------      --------       --------

       7            7            3             8             7           15           11            10             13
$    829      $   803      $   787      $    802       $   764      $   724      $   633      $    566       $    515
     406          398          390           404           398          387          348           322            303
     550          464          370           302           236          189          146           112             84
   43.63        42.09        41.78         41.29         39.13        37.72        35.13         33.92          32.65
 124,400       98,100       80,800        67,300        50,600       38,900       28,000        21,500         17,500
--------      -------      -------      --------       -------      -------      -------      --------       --------


(4) Diluted earnings per share for fiscal 1997, including a $104 million non-recurring charge, were $0.78 (see note 8 of the Notes to Consolidated Financial Statements).
(5) Excludes Maintenance Warehouse and National Blinds and Wallpaper, Inc.
(6) Adjusted to reflect the first 52 weeks of the 53-week fiscal years in 1996 and 1990.