Form 10-K, Exhibit 13
period 2000-01-30
HOME DEPOT INC
filed 2000-04-21
CIK 354950

                       CONSOLIDATED STATEMENTS OF EARNINGS
                      The Home Depot, Inc. and Subsidiaries


AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA


                                                                                              FISCAL YEAR ENDED
                                                                               -------------------------------------------------
                                                                               JANUARY 30,        JANUARY 31,        FEBRUARY 1,
                                                                                  2000               1999               1998
                                                                               -----------        -----------        -----------
Net Sales                                                                       $ 38,434           $ 30,219           $ 24,156
Cost of Merchandise Sold                                                          27,023             21,614             17,375
                                                                                --------           --------           --------
  Gross Profit                                                                    11,411              8,605              6,781
Operating Expenses:
  Selling and Store Operating                                                      6,832              5,341              4,303
  Pre-Opening                                                                        113                 88                 65
  General and Administrative                                                         671                515                413
  Non-Recurring Charge (note 8)                                                       --                 --                104
                                                                                --------           --------           --------
     Total Operating Expenses                                                      7,616              5,944              4,885
                                                                                --------           --------           --------
    Operating Income                                                               3,795              2,661              1,896
Interest Income (Expense):
  Interest and Investment Income                                                      37                 30                 44
  Interest Expense (note 2)                                                          (28)               (37)               (42)
                                                                                --------           --------           --------
     Interest, net                                                                     9                 (7)                 2
                                                                                --------           --------           --------
    Earnings Before Income Taxes                                                   3,804              2,654              1,898

Income Taxes (note 3)                                                              1,484              1,040                738
                                                                                --------           --------           --------
    Net Earnings                                                                $  2,320           $  1,614           $  1,160
                                                                                --------           --------           --------
Basic Earnings Per Share (note 7)                                               $   1.03           $   0.73           $   0.53
Weighted Average Number of Common Shares Outstanding                               2,244              2,206              2,188
                                                                                --------           --------           --------
Diluted Earnings Per Share (note 7)                                             $   1.00           $   0.71           $   0.52
Weighted Average Number of Common Shares Outstanding Assuming Dilution             2,342              2,320              2,287
                                                                                --------           --------           --------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                           CONSOLIDATED BALANCE SHEETS
                      The Home Depot, Inc. and Subsidiaries


AMOUNTS IN MILLIONS, EXCEPT SHARE DATA


                                                                                        JANUARY 30,        JANUARY 31,
                                                                                           2000               1999
                                                                                        -----------        -----------
Assets
Current Assets:
  Cash and Cash Equivalents                                                              $    168           $     62
  Short-Term Investments, including current maturities of long-term investments                 2                 --
  Receivables, net                                                                            587                469
  Merchandise Inventories                                                                   5,489              4,293
  Other Current Assets                                                                        144                109
                                                                                         --------           --------
     Total Current Assets                                                                   6,390              4,933
                                                                                         --------           --------
Property and Equipment, at cost:
  Land                                                                                      3,248              2,739
  Buildings                                                                                 4,834              3,757
  Furniture, Fixtures and Equipment                                                         2,279              1,761
  Leasehold Improvements                                                                      493                419
  Construction in Progress                                                                    791                540
  Capital Leases (notes 2 and 5)                                                              245                206
                                                                                         --------           --------
                                                                                           11,890              9,422
  Less Accumulated Depreciation and Amortization                                            1,663              1,262
                                                                                         --------           --------
     Net Property and Equipment                                                            10,227              8,160
                                                                                         --------           --------
Long-Term Investments                                                                          15                 15
Notes Receivable                                                                               48                 26
Cost in Excess of the Fair Value of Net Assets Acquired, net of accumulated
  amortization of $33 at January 30, 2000 and $24 at January 31, 1999                         311                268
Other                                                                                          90                 63
                                                                                         --------           --------
                                                                                         $ 17,081           $ 13,465
                                                                                         --------           --------
Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts Payable                                                                       $  1,993           $  1,586
  Accrued Salaries and Related Expenses                                                       541                395
  Sales Taxes Payable                                                                         269                176
  Other Accrued Expenses                                                                      763                586
  Income Taxes Payable                                                                         61                100
  Current Installments of Long-Term Debt (notes 2 and 5)                                       29                 14
                                                                                         --------           --------
     Total Current Liabilities                                                              3,656              2,857
                                                                                         --------           --------
Long-Term Debt, excluding current installments (notes 2 and 5)                                750              1,566
Other Long-Term Liabilities                                                                   237                208
Deferred Income Taxes (note 3)                                                                 87                 85
Minority Interest                                                                              10                  9
Stockholders' Equity (notes 2, 4 and 6)
  Common Stock, par value $0.05. Authorized: 5,000,000,000 shares; issued and outstanding-2,304,317,000 shares at January 30, 2000 and 2,213,178,000
     shares at January 31,1999                                                                115                111
  Paid-In Capital                                                                           4,319              2,817
  Retained Earnings                                                                         7,941              5,876
  Accumulated Other Comprehensive Income                                                      (27)               (61)
                                                                                         --------           --------
                                                                                           12,348              8,743
  Less Shares Purchased for Compensation Plans (notes 4 and 6)                                  7                  3
                                                                                         --------           --------
     Total Stockholders' Equity                                                            12,341              8,740
                                                                                         --------           --------
  Commitments and Contingencies (notes 5 and 9)                                          $ 17,081           $ 13,465
                                                                                         --------           --------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                      The Home Depot, Inc. and Subsidiaries


AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA


                                                                               ACCUMULATED
                                         COMMON STOCK                             OTHER
                                        --------------   PAID-IN   RETAINED   COMPREHENSIVE     OTHER      TOTAL       COMPREHENSIVE
                                        SHARES  AMOUNT   CAPITAL   EARNINGS       INCOME       EQUITY  STOCKHOLDERS'     INCOME (1)
                                        ------  ------   -------   --------   -------------    ------  -------------   -------------
Balance, February 2,1997                $2,163  $  108   $ 2,439   $  3,407     $       2       $  (1)   $   5,955
                                        ------  ------   -------   --------     ---------       -----    ---------
Shares Sold Under Employee Stock
  Purchase and Option Plans, net of
  retirements (note 4)                      12       1       123         --            --          --          124
Tax Effect of Sale of Option Shares
  by Employees                              --      --        26         --            --          --           26
Net Earnings                                --      --        --      1,160            --          --        1,160       $ 1,160
Translation Adjustments                     --      --        --         --           (30)         --          (30)          (30)
Immaterial Pooling of Interests             21       1         1          2            --          --            4
Shares Purchased for Compensation
  Plans (notes 4 and 6)                     --      --        --         --            --          (2)          (2)
Cash Dividends ($0.063 per share)           --      --        --       (139)           --          --         (139)
                                                                                                                         -------
Comprehensive Income for Fiscal 1997                                                                                     $ 1,130
                                        ------  ------   -------   --------     ---------       -----    ---------       -------
Balance, February 1, 1998                2,196  $  110   $ 2,589   $  4,430     $     (28)      $  (3)   $   7,098
                                        ------  ------   -------   --------     ---------       -----    ---------
Shares Sold Under Employee Stock
  Purchase and Option Plans, net of
  retirements (note 4)                      17       1       165         --            --          --          166
Tax Effect of Sale of Option Shares
  by Employees                              --      --        63         --            --          --           63
Net Earnings                                --      --        --      1,614            --          --        1,614         1,614
Translation Adjustments                     --      --        --         --           (33)         --          (33)          (33)
Cash Dividends ($0.077 per share)           --      --        -        (168)           --          --         (168)
                                                                                                                         -------
Comprehensive Income for Fiscal 1998                                                                                     $ 1,581
                                        ------  ------   -------   --------     ---------       -----    ---------       -------
Balance, January 31, 1999                2,213  $  111   $ 2,817   $  5,876     $     (61)      $  (3)   $   8,740
                                        ------  ------   -------   --------     ---------       -----    ---------
Shares Sold Under Employee Stock
  Purchase and Option Plans, net of
  retirements (note 4)                     19        1       273         --            --          --          274
Tax Effect of Sale of Option Shares
  by Employees                             --       --       132         --            --          --          132
Conversion of 3 1/4% Convertible
  Subordinated Notes, net (note 2)         72        3     1,097         --            --          --        1,100
Net Earnings                               --       --        --      2,320            --          --        2,320         2,320
Translation Adjustments                    --       --        --         --            34          --           34            34
Shares Purchased for Compensation
  Plans (notes 4 and 6)                    --       --        --         --                        (4)          (4)
Cash Dividends ($0.113 per share)          --       --        --       (255)           --          --         (255)
                                                                                                                         -------
Comprehensive Income for Fiscal 1999                                                                                     $ 2,354
                                        ------  ------   -------   --------     ---------       -----    ---------       =======
Balance, January 30, 2000                2,304  $  115   $ 4,319   $  7,941     $     (27)      $  (7)   $  12,341
                                        ======  ======   =======   ========     =========       =====    =========

(1) COMPONENTS OF COMPREHENSIVE INCOME ARE REPORTED NET OF RELATED TAXES.


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      The Home Depot, Inc. and Subsidiaries


AMOUNTS IN MILLIONS


                                                                                FISCAL YEAR ENDED
                                                                      ---------------------------------------
                                                                      JANUARY 30,   JANUARY 31,   FEBRUARY 1,
                                                                         2000           1999          1998
                                                                      -----------   -----------   -----------
Cash Provided from Operations:
Net Earnings                                                            $ 2,320       $ 1,614       $ 1,160
Reconciliation of Net Earnings to Net Cash Provided by Operations:
  Depreciation and Amortization                                             463           373           283
  (Increase) Decrease in Receivables, net                                   (85)           85          (166)
  Increase in Merchandise Inventories                                    (1,142)         (698)         (885)
  Increase in Accounts Payable and Accrued Expenses                         820           423           577
  Increase in Income Taxes Payable                                           93            59            83
  Other                                                                     (23)           61           (23)
                                                                        -------       -------       -------
     Net Cash Provided by Operations                                      2,446         1,917         1,029
                                                                        -------       -------       -------
Cash Flows from Investing Activities:
Capital Expenditures, net of $37, $41 and $44 of non-cash capital
  expenditures in fiscal 1999, 1998 and 1997, respectively               (2,581)       (2,053)       (1,420)
Purchase of Remaining Interest in The Home Depot Canada                      --          (261)           --
Payments for Businesses Acquired, net                                      (101)           (6)          (61)
Proceeds from Sales of Property and Equipment                                87            45            85
Purchases of Investments                                                    (32)           (2)         (194)
Proceeds from Maturities of Investments                                      30             4           599
Advances Secured by Real Estate, net                                        (25)            2            20
                                                                        -------       -------       -------
     Net Cash Used in Investing Activities                               (2,622)       (2,271)         (971)
                                                                        -------       -------       -------
Cash Flows from Financing Activities:
(Repayments) Issuance of Commercial Paper Obligations, net                 (246)          246            --
Proceeds from Long-Term Borrowings, net                                     522            --            15
Repayments of Long-Term Debt                                                (14)           (8)          (40)
Proceeds from Sale of Common Stock, net                                     267           167           122
Cash Dividends Paid to Stockholders                                        (255)         (168)         (139)
Minority Interest Contributions to Partnership                                7            11            10
                                                                        -------       -------       -------
     Net Cash Provided by (Used in) Financing Activities                    281           248           (32)
                                                                        -------       -------       -------
Effect of Exchange Rate Changes on Cash and Cash Equivalents                  1            (4)           --
Increase (Decrease) in Cash and Cash Equivalents                            106          (110)           26
Cash and Cash Equivalents at Beginning of Year                               62           172           146
                                                                        -------       -------       -------
Cash and Cash Equivalents at End of Year                                $   168       $    62       $   172
                                                                        -------       -------       -------
Supplemental Disclosure of Cash Payments Made for:
  Interest, net of interest capitalized                                 $    26       $    36       $    42
  Income Taxes                                                          $ 1,396       $   940       $   685
                                                                        -------       -------       -------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      The Home Depot, Inc. and Subsidiaries

>NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company operates Home Depot stores, which are full-service, warehouse-style stores averaging approximately 108,000 square feet in size. The stores stock approximately 40,000 to 50,000 different kinds of building materials, home improvement supplies and lawn and garden products that are sold primarily to do-it-yourselfers, but also to home improvement contractors, tradespeople and building maintenance professionals. In addition, the Company operates EXPO Design Center stores, which offer products and services primarily related to design and renovation projects, and is currently testing two Villager's Hardware stores, a convenience hardware concept that offers products and services for home enhancement and smaller project needs. At the end of fiscal 1999, the Company was operating 930 stores, including 854 Home Depot stores, 15 EXPO Design Center stores and 2 Villager's Hardware stores in the United States; 53 Home Depot stores in Canada; 4 Home Depot stores in Chile; and 2 Home Depot stores in Puerto Rico. Included in the Company's Consolidated Balance Sheets at January 30, 2000 were $707 million of net assets of the Canada, Chile and Argentina operations.

FISCAL YEAR

The Company's fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31. Fiscal years 1999, 1998 and 1997, which ended January 30, 2000, January 31,1999 and February 1, 1998, respectively, consisted of 52 weeks.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned partnership. All significant intercompany transactions have been eliminated in consolidation.

         Stockholders' equity, share and per share amounts for all periods presented have been adjusted for a three-for-two stock split effected in the form of a stock dividend on December 30,1999, a two-for-one stock split effected in the form of a stock dividend on July 2,1998, and a three-for-two stock split effected in the form of a stock dividend on July 3,1997.

CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are carried at fair market value and consist primarily of commercial paper, money market funds, U.S. government agency securities and tax-exempt notes and bonds.

MERCHANDISE INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method.

INVESTMENTS

The Company's investments, consisting primarily of high-grade debt securities, are recorded at fair value and are classified as available-for-sale.

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

         The Company and its eligible subsidiaries file a consolidated U.S. federal income tax return. Non-U.S. subsidiaries, which are consolidated for financial reporting, are not eligible to be included in consolidated U.S. federal income tax returns, and separate provisions for income taxes have been determined for these entities. The Company intends to reinvest the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance. Accordingly, no provision for U.S. income taxes for non-U.S. subsidiaries was required for any year presented.

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


                                                           LIFE
                                                       -----------
            Buildings                                  10-45 years
            Furniture, fixtures and  equipment         5-20 years
            Leasehold improvements                     5-30 years
            Computer software                          3-5 years

ADVERTISING

Television and radio advertising production costs are amortized over the fiscal year in which the advertisements first appear. All media placement costs are expensed in the month the advertisement appears. Included in Current Assets in the Company's Consolidated Balance Sheets were $24.4 million and $22.6 million at the end of fiscal 1999 and 1998, respectively, relating to prepayments of production costs for print and broadcast advertising.

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

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. An impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. Accordingly, when the Company commits to relocate or close a store, the estimated unrecoverable costs are charged to selling and store operating expense. Such costs include the estimated loss on the sale of land and buildings, the book value of abandoned fixtures, equipment and leasehold improvements, and a provision for the present value of future lease obligations, less estimated sub-lease income.

STOCK COMPENSATION

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," encourages the use of a fair-value-based method of accounting. As allowed by SFAS 123, the Company has elected to account for its stock-based compensation plans under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." Under APB No. 25, compensation expense would be recorded on the date of grant if the current market price of the underlying stock exceeded the exercise price. The Company has adopted the disclosure requirements of SFAS 123.

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

RECLASSIFICATIONS

Certain balances in prior fiscal years have been reclassified to conform with the presentation in the current fiscal year.

>NOTE 2

LONG-TERM DEBT

The Company's long-term debt at the end of fiscal 1999 and 1998 consisted of the following (amounts in millions):


                                                                       JANUARY 30,  JANUARY 31,
                                                                           2000         1999
                                                                       -----------  -----------
          3 1/4% Convertible Subordinated Notes, due
             October 1, 2001; converted into shares of
             common stock of the Company at a conversion
             price of $15.3611 per share in October 1999                  $  --       $1,103
          6 1/2% Senior Notes, due September 15, 2004;
             interest payable semi-annually on March 15
             and September 15 beginning in 2000                             500           --
          Commercial Paper; weighted average
             interest rate of 4.8% at January 31,1999                        --          246
          Capital Lease Obligations; payable in varying
              installments through January 31, 2027
              (see note 5)                                                  216          180
          Installment Notes Payable; interest imputed
              at rates between 5.2% and 10.0%; payable
              in varying installments through 2018                           45           27
          Unsecured Bank Loan; floating interest rate
              averaging 6.05% in fiscal 1999 and 5.90%
              in fiscal 1998; payable in August 2002                         15           15
          Variable Rate Industrial Revenue Bonds;
              secured by letters of credit or land;
              interest rates averaging 2.9% during
              fiscal 1999 and 3.8% during fiscal 1998;
              payable in varying installments through 2010                    3            9
                                                                         ------       ------
          Total long-term debt                                              779        1,580
          Less current installments                                          29           14
                                                                         ------       ------
          Long-term debt, excluding current installments                 $  750       $1,566
                                                                         ------       ------

         On September 27, 1999, the Company issued $500 million of 6 1/2% Senior Notes ("Senior Notes"). The Company, at its option, may redeem all or any portion of the Senior Notes by notice to the holder. The Senior Notes are redeemable at a redemption price, plus accrued interest, equal to the greater of
(1) 100% of the principal amount of the Senior Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes to maturity. The Senior Notes are not subject to sinking fund requirements.

         During fiscal 1999, the Company redeemed its 3 1/4% Convertible Subordinated Notes ("3 1/4% Notes"). A total principal amount of $1.1 billion was converted into 72 million shares of the Company's common stock. As a result, the total principal amount converted, net of unamortized expenses of the original debt issue, was credited to common stock at par and to additional paid-in capital in the amount of $1.1 billion.

         The Company has a commercial paper program that allows borrowings up to a maximum of $800 million. As of January 30, 2000, there were no borrowings outstanding under the program. In connection with the program, the Company has a back-up credit facility with a consortium of banks for up to $800 million. The credit facility, which expires in September 2004, contains various restrictive convenants, none of which is expected to materially impact the Company's liquidity or capital resources.

         The restrictive covenants related to letter of credit agreements securing the industrial revenue bonds are no more restrictive than those referenced above.

         Interest expense in the accompanying Consolidated Statements of Earnings is net of interest capitalized of $45 million in fiscal 1999, $31 million in fiscal 1998 and $19 million in fiscal 1997.

         Maturities of long-term debt are $29 million for fiscal 2000, $4 million for fiscal 2001, $19 million for fiscal 2002, $5 million for fiscal 2003 and $506 million for fiscal 2004.

         The estimated fair value of the 6 1/2% Senior Notes, which are publicly traded, was approximately $485 million based on an imputed market price at January 30, 2000. The estimated fair value of all other long-term borrowings was approximately $441 million compared to the carrying value of $279 million. These fair values were estimated using a discounted cash flow analysis based on the Company's incremental borrowing rate for similar liabilities.

>NOTE 3

INCOME TAXES

THE PROVISION FOR INCOME TAXES CONSISTED OF THE FOLLOWING (IN MILLIONS):


                                              FISCAL YEAR ENDED
                              -------------------------------------------------
                              JANUARY 30,        JANUARY 31,        FEBRUARY 1,
                                 2000               1999               1998
                              -----------        -----------        -----------
          Current:
            U.S                $ 1,209             $   823             $ 653
            State                  228                 150                98
            Foreign                 45                  20                15
                               -------             -------             -----
                                 1,482                 993               766
                               -------             -------             -----
          Deferred:
            U.S                      9                  46               (31)
            State                   (4)                 (1)                1
            Foreign                 (3)                  2                 2
                               -------             -------             -----
                                     2                  47               (28)
                               -------             -------             -----
          Total                $ 1,484             $ 1,040             $ 738
                               -------             -------             -----

         The Company's combined federal, state and foreign effective tax rates for fiscal years 1999, 1998 and 1997, net of offsets generated by federal, state and foreign tax incentive credits, were approximately 39.0%, 39.2% and 38.9%, respectively. A reconciliation of income tax expense at the federal statutory rate of 35% to actual tax expense for the applicable fiscal years follows (in millions):


                                                                    FISCAL YEAR ENDED
                                                     -----------------------------------------------
                                                     JANUARY 30,        JANUARY 31,      FEBRUARY 1,
                                                         2000               1999             1998
                                                     -----------        -----------      -----------
          Income taxes at U.S. statutory rate            $1,331            $  929            $664
          State income taxes, net of federal
               income tax benefit                           145                96              65
          Foreign rate differences                            2                --               2
          Other, net                                          6                15               7
                                                         ------            ------            ----
          Total                                          $1,484            $1,040            $738
                                                         ------            ------            ----

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of January 30, 2000 and January 31, 1999 were as follows (in millions):


                                                            JANUARY 30,      JANUARY 31,
                                                               2000              1999
                                                            -----------      -----------
          Deferred Tax Assets:
            Accrued self-insurance liabilities                $ 154             $ 110
            Other accrued liabilities                           142                97
                                                              -----             -----
              Total gross deferred tax assets                   296               207
          Deferred Tax Liabilities:
            Accelerated depreciation                           (321)             (249)
            Other                                               (62)              (43)
                                                              -----             -----
              Total gross deferred tax liabilities             (383)             (292)
                                                              -----             -----
              Net deferred tax liability                      $ (87)            $ (85)
                                                              -----             -----

    No valuation allowance was recorded against the deferred tax assets at January 30, 2000 or January 31,1999. Company management believes the existing net deductible temporary differences comprising the total gross deferred tax assets will reverse during periods in which the Company generates net taxable income.

>NOTE 4

EMPLOYEE STOCK PLANS

The 1997 Omnibus Stock Incentive Plan ("1997 Plan") provides that incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock and deferred shares may be issued to selected associates, officers and directors of the Company. The maximum number of shares of the Company's common stock available for issuance under the 1997 Plan is the lesser of 225 million shares or the number of shares carried over from prior plans plus one-half percent of the total number of outstanding shares as of the first day of each fiscal year. In addition, restricted shares issued under the 1997 Plan may not exceed 22.5 million shares. As of January 30, 2000, there were 128,623,884 shares available for future grants under the 1997 Plan.

         Under the 1997 Plan and prior plans, incentive and non-qualified options for 116,647,978 shares, net of cancellations (of which 48,228,638 had been exercised), have been granted at prices ranging from $6.42 to $51.46 per share. Incentive stock options vest at the rate of 25% per year commencing on the first anniversary date of the grant and expire on the tenth anniversary date of the grant. The non-qualified options have similar terms; however, vesting does not generally begin until the second anniversary date of the grant.

         As of January 30, 2000, 208,337 shares of restricted stock were outstanding. The restricted shares vest over varying terms and are generally based on the attainment of certain performance goals. The expected fair value of the restricted shares on the vesting dates will be charged to expense ratably over the vesting periods unless it is determined that the performance goals will not be met.

         The per share weighted average fair value of stock options granted during fiscal years 1999, 1998 and 1997 was $18.86, $9.94 and $4.20, respectively. These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk-free interest rate over the expected life of the option. The dividend yield was calculated by dividing the current annualized dividend by the option price for each grant. Expected volatility was based on stock prices for the fiscal year the grant occurred and the two previous fiscal years. The risk-free interest rate was the rate available on zero coupon U.S. government issues with a term equal to the remaining term for each grant. The expected life of each option was estimated based on the exercise history from previous grants.

The assumptions used in the Black-Scholes model were as follows:


                                                       STOCK OPTIONS
                                                   GRANTED IN FISCAL YEAR
                                               -----------------------------
                                                 1999       1998       1997
                                               -------    -------    -------
         Risk-free interest rate                  5.1%       5.6%       6.1%
         Expected volatility of common stock     51.6%      45.7%      30.0%
         Dividend yield                           0.3%       0.4%       0.5%
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


                                                                 FISCAL YEAR ENDED
                                                ----------------------------------------------------
                                                JANUARY 30,          JANUARY 31,         FEBRUARY 1,
                                                   2000                 1999                 1998
                                                -----------          -----------         -----------
          Net Earnings
            As reported                         $   2,320            $   1,614            $   1,160
            Pro forma                           $   2,186            $   1,527            $   1,118
          Basic Earnings per Share
            As reported                         $    1.03            $    0.73            $    0.53
            Pro forma                           $    0.97            $    0.69            $    0.51
          Diluted Earnings per Share
            As reported                         $    1.00            $    0.71            $    0.52
            Pro forma                           $    0.94            $    0.67            $    0.50

         The following table summarizes options outstanding under the various stock option plans at January 30, 2000, January 31,1999 and February 1,1998 and changes during the fiscal years ended on these dates (shares in thousands):


                                                      NUMBER             AVERAGE
                                                    OF SHARES         OPTION PRICE
                                                    ---------         ------------
          Outstanding at February 2, 1997             54,207             $  8.77
            Granted                                   25,857               14.58
            Exercised                                (10,293)               8.82
            Cancelled                                 (4,044)              10.19
                                                     -------             -------
          Outstanding at February 1, 1998             65,727               10.08
            Granted                                   21,041               21.63
            Exercised                                (11,640)               9.07
            Cancelled                                 (3,536)              13.89
                                                     -------             -------
          Outstanding at January 31, 1999             71,592               13.45
            Granted                                   14,006               37.81
            Exercised                                (13,884)              10.88
            Cancelled                                 (3,295)              18.88
                                                     -------             -------
          Outstanding at January 30, 2000             68,419             $ 18.79
                                                     -------             -------
          Exercisable                                 22,330             $ 10.61
                                                     -------             -------

         The following table summarizes information regarding stock options outstanding as of January 30, 2000 (option shares in thousands):


                                           WEIGHTED       WEIGHTED                   WEIGHTED
                             NUMBER OF     AVERAGE        AVERAGE                    AVERAGE
            RANGE OF          OPTIONS     REMAINING     OUTSTANDING    OPTIONS     EXERCISABLE
         EXERCISE PRICES    OUTSTANDING  LIFE (YEARS)  OPTION PRICE  EXERCISABLE  OPTION PRICE
         ----------------   -----------  ------------  ------------  -----------  ------------
        $   4.00 to  8.00      2,670         2.0         $  6.90        2,670       $  6.90
            8.00 to 15.00     32,289         6.2           10.20       17,143          9.60
           15.00 to 25.00     19,142         8.0           20.80        2,426         20.90
           25.00 to 40.00     13,802         9.0           37.30           91         30.10
           40.00 to 60.00        516         9.7           51.20           --            --
                              ------         ---         -------       ------       -------
                              68,419         7.1         $ 18.79       22,330       $ 10.61
                              ------         ---         -------       ------       -------

         In addition, the Company had 6,252,804 shares available for future grants under the Employee Stock Purchase Plan ("ESPP") at January 30, 2000. The ESPP enables the Company to grant substantially all full-time associates options to purchase up to 99,618,750 shares of common stock, of which 93,365,946 shares have been exercised from inception of the plan, at a price equal to the lower of 85% of the stock's fair market value on the first day or the last day of the purchase period. Shares purchased may not exceed the lesser of 20% of the associate's annual compensation, as defined, or $25,000 of common stock at its fair market value (determined at the time such option is granted) for any one calendar year. Associates pay for the shares ratably over a period of one year (the purchase period) through payroll deductions, and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an associate elects not to exercise such options, the full amount withheld is refundable. During fiscal 1999, options for 5,691,474 shares were exercised at an average price of $21.91 per share. At January 30, 2000, there were 2,860,618 options outstanding, net of cancellations, at an average price of $37.64 per share.

>NOTE 5

LEASES

The Company leases certain retail locations, office space, warehouse and distribution space, equipment and vehicles. While the majority of the leases are operating leases, certain retail locations are leased under capital leases. As leases expire, it can be expected that in the normal course of business, leases will be renewed or replaced.

         In June 1996, the Company entered into a $300 million operating lease agreement for the primary purpose of financing construction costs for selected new stores. The Company increased its available funding under the operating lease agreement to $600 million in May 1997. In October 1998, through a second operating lease agreement, the Company further increased the available funding by $282 million to $882 million. Under the agreements, the lessor purchases the properties, pays for the construction costs and subsequently leases the facilities to the Company. The initial lease term for the $600 million agreement is five years with five 2-year renewal options. The lease term for the $282 million agreement is 10 years with no renewal options. Both lease agreements provide for substantial residual value guarantees and include purchase options at original cost on each property. The Company financed a portion of its new stores in fiscal 1997, 1998 and 1999, as well as an office building in fiscal 1999, under the operating lease agreements. The Company anticipates utilizing these facilities to finance selected new stores and an additional office building in fiscal 2000.

         During 1995, the Company entered into two operating lease arrangements under which the Company leases an import distribution facility, including its related equipment, and an office building for store support functions. The operating lease agreement for the office building terminated in 1999 when the Company refinanced the property under the $600 million operating lease agreement. The initial lease term for the import distribution facility is five years with five 5-year renewal options. The lease agreement provides for substantial residual value guarantees and includes purchase options at the higher of the cost or fair market value of the assets.

         The maximum amount of the residual value guarantees relative to the assets under the lease agreements described above is projected to be $799 million. As the leased assets are placed into service, the Company estimates its liability under the residual value guarantees and records additional rent expense on a straight-line basis over the remaining lease terms.

         Total rent expense, net of minor sublease income for the fiscal years ended January 30, 2000, January 31,1999 and February 1, 1998 was $389 million, $321 million and $262 million, respectively. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company under the building leases. Certain of the store leases provide for contingent rentals based on percentages of sales in excess of specified minimums. Contingent rentals for the fiscal years ended January 30, 2000, January 31,1999 and February 1, 1998 were approximately $11 million, $11 million and $10 million, respectively.

         The approximate future minimum lease payments under capital and operating leases at January 30, 2000 were as follows (in millions):


                                                CAPITAL    OPERATING
              FISCAL YEAR                       LEASES       LEASES
              -----------                       -------    ---------
                 2000                           $   35       $  466
                 2001                               35          462
                 2002                               35          415
                 2003                               36          384
                 2004                               36          359
              Thereafter                           505        3,969
                                                ------       ------
                                                   682       $6,055
                                                             ------
              Less imputed interest               (466)
                                                ------
                   Net present value of capital
                     lease obligations             216

              Less current installments             (3)
                                                ------
                Long-term capital lease
                  obligations, excluding
                  current installments          $  213
                                                ======

         Short-term and long-term obligations for capital leases are included in the Company's Consolidated Balance Sheets in Current Installments of Long-Term Debt and Long-Term Debt, respectively. The assets under capital leases recorded in Net Property and Equipment, net of amortization, totaled $208 million and $180 million, at January 30, 2000 and January 31, 1999, respectively.

>NOTE 6

EMPLOYEE BENEFIT PLANS

During fiscal 1996, the Company established a defined contribution plan ("401(k)") pursuant to Section 401(k) of the Internal Revenue Code. The 401(k) covers substantially all associates that meet certain service requirements. The Company makes weekly matching cash contributions to purchase shares of the Company's common stock, up to specified percentages of associates' contributions as approved by the Board of Directors.

         During fiscal 1988, the Company established a leveraged Employee Stock Ownership Plan and Trust ("ESOP") covering substantially all full-time associates. At January 30, 2000, the ESOP held a total of 32,208,550 shares of the Company's common stock in trust for plan participants' accounts. The ESOP purchased the shares in the open market with contributions received from the Company in fiscal 1998 and 1997, and from the proceeds of loans obtained from the Company during fiscal 1992, 1990 and 1989 totaling approximately $81 million. All loans payable to the Company in connection with the purchase of such shares have been paid in full.

         During February 1999, the Company made its final contribution to the ESOP plan and amended its 401(k) plan. In the amendment, the Company elected to increase its percentage contribution to the 401(k) in lieu of future ESOP contributions.

         The Company adopted a non-qualified ESOP Restoration Plan in fiscal 1994. The Company also made its final contribution to the ESOP Restoration Plan in February 1999 and established a new 401(k) Restoration Plan. The primary purpose of the new plan is to provide certain associates deferred compensation that they would have received under the 401(k) matching contribution if not for the maximum compensation limits under the Internal Revenue Code of 1986, as amended. The Company has established a "rabbi trust" to fund the benefits under the 401(k) Restoration Plan. Compensation expense related to this plan for fiscal years 1999, 1998 and 1997 was not material. Funds provided to the trust are primarily used to purchase shares of the Company's common stock in the open market.

         The Company's combined contributions to the 401(k) and ESOP were $57 million, $41 million and $33 million for fiscal years 1999, 1998 and 1997, respectively.

>NOTE 7

BASIC AND DILUTED EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for fiscal years 1999,1998 and 1997 were as follows (amounts in millions, except per share data):


                                                            FISCAL YEAR ENDED
                                                -----------------------------------------
                                                JANUARY 30,    JANUARY 31,    FEBRUARY 1,
                                                   2000           1999           1998
                                                -----------    -----------    -----------
          Calculation of Basic Earnings
            Per Share:
          Net earnings                            $2,320         $1,614         $1,160
          Weighted average number of
            common shares outstanding              2,244          2,206          2,188
                                                  ------         ------         ------
          Basic Earnings Per Share                $ 1.03         $ 0.73         $ 0.53
                                                  ------         ------         ------
          Calculation of Diluted Earnings
            Per Share:
          Net earnings                            $2,320         $1,614         $1,160
          Tax-effected interest expense
            attributable to 3 1/4% Notes              17             23             23
                                                  ------         ------         ------
          Net earnings assuming dilution          $2,337         $1,637         $1,183
                                                  ------         ------         ------
          Weighted average number of
            common shares outstanding              2,244          2,206          2,188
          Effect of potentially dilutive
            securities:
              3 1/4% Notes                            51             72             72
              Employee stock plans                    47             42             27
                                                  ------         ------         ------
          Weighted average number of
            common shares outstanding
            assuming dilution                      2,342          2,320          2,287
                                                  ------         ------         ------
          Diluted Earnings Per Share              $ 1.00         $ 0.71         $ 0.52

         Employee stock plans represent shares granted under the Company's employee stock purchase plan and stock option plans, as well as shares issued for deferred compensation stock plans. For fiscal years 1999, 1998 and 1997, shares issuable upon conversion of the Company's 3 1/4% Notes, issued in October 1996, were included in weighted average shares assuming dilution for purposes of calculating diluted earnings per share. To calculate diluted earnings per share, net earnings are adjusted for tax-effected net interest and issue costs on the 3 1/4% Notes (prior to conversion to equity in October 1999) and divided by weighted average shares assuming dilution.

> NOTE 8

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

         As a result of these agreements, the Company recorded a pre-tax non-recurring charge of $104 million in fiscal 1997 and, in fiscal 1998, made payments to settle these agreements. The payments made in fiscal 1998 included $65 million to the plaintiff class members and $22.5 million to the plaintiff's attorneys in Butler, and approximately $8 million for other related internal costs, including implementation or enhancement of certain human resources programs, as well as the settlement terms of the three other lawsuits. Payments made in fiscal 1999 totaled $3.4 million primarily related to internal costs for human resources staffing and training for store associates. The Company expects to spend the remaining $5 million for additional training programs.

> NOTE 9

COMMITMENTS AND CONTINGENCIES

At January 30, 2000, the Company was continently liable for approximately $419 million under outstanding letters of credit issued in connection with purchase commitments.

         The Company is involved in litigation arising from the normal course of business. In management's opinion, this litigation is not expected to materially impact the Company's consolidated results of operations or financial condition.

> NOTE 10

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

         During fiscal 1999, the Company acquired Apex Supply Company, Inc. and Georgia Lighting, Inc. Both acquisitions were recorded under the purchase method of accounting.


> NOTE 11

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the quarterly results of operations for the fiscal years ended January 30, 2000 and January 31, 1999 (dollars in millions, except per share data):


                                                                INCREASE                                  BASIC       DILUTED
                                                              IN COMPARABLE    GROSS          NET        EARNINGS     EARNINGS
                                                   NET SALES   STORE SALES    PROFIT        EARNINGS     PER SHARE    PER SHARE
                                                   ---------  ------------    ------        --------     ---------    ---------

         Fiscal year ended January 30, 2000:
           First quarter                            $ 8,952         9%        $ 2,566        $  489        $   0.22     $   0.21
           Second quarter                            10,431        11%          3,029           679            0.30         0.29
           Third quarter                              9,877        10%          2,894           573            0.26         0.25
           Fourth quarter                             9,174         9%          2,922           579            0.25         0.25
                                                    -------        --         -------        ------        -------      --------
              Fiscal year                           $38,434        10%        $11,411        $2,320        $   1.03     $   1.00
                                                    -------        --         -------        ------        -------      --------
         Fiscal year ended January 31, 1999:
           First quarter                            $ 7,123         7%        $ 1,968        $  337        $   0.15     $   0.15
           Second quarter                             8,139         7%          2,263           467            0.21         0.21
           Third quarter                              7,699         7%          2,177           392            0.18         0.17
           Fourth quarter                             7,258         9%          2,197           418            0.19         0.18
                                                    -------        --         -------        ------        -------      --------
              Fiscal year                           $30,219         7%        $ 8,605        $1,614        $   0.73     $   0.71
                                                    -------        --         -------        ------        -------      --------

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


/s/ Dennis Carey                                    /s/ Carol B. Tome
-----------------------------                       --------------------------
Dennis Carey                                        Carol B. Tome
Executive Vice President and                        Senior Vice President,
Chief Financial Officer                             Finance and Accounting

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
The Home Depot, Inc.:

         We have audited the accompanying consolidated balance sheets of The Home Depot, Inc. and subsidiaries as of January 30, 2000 and January 31,1999 and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Home Depot, Inc. and subsidiaries as of January 30, 2000 and January 31, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended January 30, 2000 in conformity with generally accepted accounting principles.


                                            /s/ KPMG LLP


Atlanta, Georgia
February 25, 2000