Form 10-K, Exhibit 13
period 2001-01-28
HOME DEPOT INC
filed 2001-04-23
CIK 354950

                                                                      EXHIBIT 13

CONSOLIDATED STATEMENTS OF EARNINGS


amounts in millions, except per share data                                               Fiscal Year Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                               JANUARY 28, 2001           JANUARY 30, 2000       JANUARY 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                               $45,738                    $38,434                $30,219
Cost of Merchandise Sold                                                 32,057                     27,023                 21,614
------------------------------------------------------------------------------------------------------------------------------------
  Gross Profit                                                           13,681                     11,411                  8,605
Operating Expenses:
  Selling and Store Operating                                             8,513                      6,819                  5,332
  Pre-Opening                                                               142                        113                     88
  General and Administrative                                                835                        671                    515
------------------------------------------------------------------------------------------------------------------------------------
     Total Operating Expenses                                             9,490                      7,603                  5,935
------------------------------------------------------------------------------------------------------------------------------------
  Operating Income                                                        4,191                      3,808                  2,670
Interest Income (Expense):
  Interest and Investment Income                                             47                         37                     30
  Interest Expense                                                          (21)                       (41)                   (46)
------------------------------------------------------------------------------------------------------------------------------------
     Interest, net                                                           26                         (4)                   (16)
------------------------------------------------------------------------------------------------------------------------------------
     Earnings Before Income Taxes                                         4,217                      3,804                  2,654


Income Taxes                                                              1,636                      1,484                  1,040
------------------------------------------------------------------------------------------------------------------------------------
     Net Earnings                                                       $ 2,581                    $ 2,320                $ 1,614
====================================================================================================================================
Basic Earnings Per Share                                                $  1.11                    $  1.03                $  0.73
Weighted Average Number of Common Shares Outstanding                      2,315                      2,244                  2,206
====================================================================================================================================
Diluted Earnings Per Share                                              $  1.10                    $  1.00                $  0.71
Weighted Average Number of Common Shares Outstanding Assuming Dilution    2,352                      2,342                  2,320
====================================================================================================================================

See accompanying notes to consolidated financial statements.

                                                     Consolidated Balance Sheets
                                                        The Home Depot, Inc. and
                                                                    Subsidiaries

amounts in millions, except share data
--------------------------------------------------------------------------------------------------------
                                                                      January 28, 2001  January 30, 2000
========================================================================================================

Assets
Current Assets:
  Cash and Cash Equivalents                                                  $    167           $    168
  Short-Term Investments, including current maturities of
    long-term investments                                                          10                  2
  Receivables, net                                                                835                587
  Merchandise Inventories                                                       6,556              5,489
  Other Current Assets                                                            209                144
--------------------------------------------------------------------------------------------------------
   Total Current Assets                                                         7,777              6,390
--------------------------------------------------------------------------------------------------------
Property and Equipment, at cost:
  Land                                                                          4,230              3,248
  Buildings                                                                     6,167              4,834
  Furniture, Fixtures and Equipment                                             2,877              2,279
  Leasehold Improvements                                                          665                493
  Construction in Progress                                                      1,032                791
  Capital Leases                                                                  261                245
--------------------------------------------------------------------------------------------------------
                                                                               15,232             11,890
  Less Accumulated Depreciation and Amortization                                2,164              1,663
--------------------------------------------------------------------------------------------------------
   Net Property and Equipment                                                  13,068             10,227
--------------------------------------------------------------------------------------------------------
Long-Term Investments                                                              15                 15
Notes Receivable                                                                   77                 48
Cost in Excess of the Fair Value of Net Assets Acquired, net of
  accumulated amortization of $41 at January 28, 2001 and $33
  at January 30, 2000                                                             314                311
Other                                                                             134                 90
--------------------------------------------------------------------------------------------------------
                                                                             $ 21,385           $ 17,081
========================================================================================================
Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts Payable                                                           $  1,976           $  1,993
  Accrued Salaries and Related Expenses                                           627                541
  Sales Taxes Payable                                                             298                269
  Other Accrued Expenses                                                        1,402                763
  Income Taxes Payable                                                             78                 61
  Current Installments of Long-Term Debt                                            4                 29
--------------------------------------------------------------------------------------------------------
   Total Current Liabilities                                                    4,385              3,656
--------------------------------------------------------------------------------------------------------
Long-Term Debt, excluding current installments                                  1,545                750
Other Long-Term Liabilities                                                       245                237
Deferred Income Taxes                                                             195                 87
Minority Interest                                                                  11                 10
Stockholders' Equity
  Common Stock, par value $0.05. Authorized: 10,000,000,000 shares;
    issued and outstanding - 2,323,747,000 shares at
    January 28, 2001 and 2,304,317,000 shares at January 30, 2000                 116                115
  Paid-In Capital                                                               4,810              4,319
  Retained Earnings                                                            10,151              7,941
  Accumulated Other Comprehensive Income                                          (67)               (27)
--------------------------------------------------------------------------------------------------------
                                                                               15,010             12,348
  Less Shares Purchased for Compensation Plans                                      6                  7
--------------------------------------------------------------------------------------------------------
   Total Stockholders' Equity                                                  15,004             12,341
--------------------------------------------------------------------------------------------------------
                                                                             $ 21,385           $ 17,081
========================================================================================================

See accompanying notes to consolidated financial statements.


                                                                              20
                                                                              --

Consolidated Statements of Stockholders' Equity and Comprehensive Income The Home Depot, Inc. and
Subsidiaries



                                                                                      Accumulated
                                             Common Stock                               Other                    Total
                                           ----------------    Paid-In     Retained   Comprehensive           Stockholders'
amounts in millions, except per share data Shares    Amount    Capital     Earnings      Income       Other      Equity    Income(1)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, FEBRUARY 1, 1998                  2,196      $110      $2,589      $ 4,430      $ (28)       $ (3)      $ 7,098
====================================================================================================================================
Shares Issued Under Employee
  Stock Purchase and Option Plans             17         1         165           --         --          --           166

Tax Effect of Sale of Option Shares
  by Employees                                --        --          63           --         --          --            63

Net Earnings                                  --        --          --        1,614         --          --         1,614     $1,614

Translation Adjustments                       --        --          --           --        (33)         --           (33)       (33)

Cash Dividends ($0.077 per share)             --        --          --         (168)        --          --          (168)
                                                                                                                             -------
Comprehensive Income for Fiscal 1998                                                                                         $1,581
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1999                  2,213      $111      $2,817      $ 5,876       $(61)        $(3)       $8,740
====================================================================================================================================
Shares Issued Under Employee
  Stock Purchase and Option Plans             19         1         273           --         --          --           274

Tax Effect of Sale of Option Shares
  by Employees                                --        --         132           --         --          --           132

Conversion of 3 1/4% Convertible

  Subordinated Notes, net                     72         3       1,097           --         --          --         1,100

Net Earnings                                  --        --          --        2,320         --          --         2,320      2,320

Translation Adjustments                       --        --          --           --         34          --            34         34

Shares Purchased for Compensation Plans       --        --          --           --         --          (4)           (4)

Cash Dividends ($0.113 per share)             --        --          --         (255)        --          --          (255)
                                                                                                                             -------
Comprehensive Income for Fiscal 1999                                                                                         $2,354
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 30, 2000                  2,304      $115      $4,319      $ 7,941       $(27)        $(7)      $12,341
====================================================================================================================================
Shares Issued Under Employee
  Stock Purchase and Option Plans             20         1         348           --         --          --           349

Tax Effect of Sale of Option Shares
  by Employees                                --        --         137           --         --          --           137

Net Earnings                                  --        --          --        2,581         --          --         2,581      2,581

Translation Adjustments                       --        --          --           --        (40)         --           (40)       (40)

Stock Compensation Expense                    --        --           6           --         --          --             6

Shares Purchased for Compensation Plans       --        --          --           --         --           1             1

Cash Dividends ($0.16 per share)              --        --          --         (371)        --          --          (371)
                                                                                                                             -------
Comprehensive Income for Fiscal 2000                                                                                         $2,541
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 28, 2001                  2,324      $116      $4,810      $10,151    $   (67)       $ (6)      $15,004
====================================================================================================================================

(1)  Components of comprehensive income are reported net of related taxes.

See accompanying notes to consolidated financial statements.

                                           Consolidated Statements of Cash Flows
                                                        The Home Depot, Inc. and
                                                                    Subsidiaries

amounts in millions                                                             Fiscal Year Ended
-----------------------------------------------------------------------------------------------------------------
                                                              January 28, 2001  January 30, 2000 January 31, 1999
=================================================================================================================
CASH PROVIDED FROM OPERATIONS:

Net Earnings                                                          $ 2,581           $ 2,320           $ 1,614

Reconciliation of Net Earnings to Net Cash
  Provided by Operations:

  Depreciation and Amortization                                           601               463               373

  (Increase) Decrease in Receivables, net                                (246)              (85)               85

  Increase in Merchandise Inventories                                  (1,075)           (1,142)             (698)

  Increase in Accounts Payable and Accrued Expenses                       754               820               423

  Increase in Income Taxes Payable                                        151                93                59

  Other                                                                    30               (23)               61
-----------------------------------------------------------------------------------------------------------------
   Net Cash Provided by Operations                                      2,796             2,446             1,917
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:

Capital Expenditures, net of $16, $37 and $41 of non-cash
  capital expenditures in fiscal 2000, 1999 and 1998, respectively     (3,558)           (2,581)           (2,053)

Purchase of Remaining Interest in The Home Depot Canada                    --                --              (261)

Payments for Businesses Acquired, net                                     (26)             (101)               (6)

Proceeds from Sales of Property and Equipment                              95                87                45

Purchases of Investments                                                  (39)              (32)               (2)

Proceeds from Maturities of Investments                                    30                30                 4

Advances Secured by Real Estate, net                                      (32)              (25)                2
-----------------------------------------------------------------------------------------------------------------
   Net Cash Used in Investing Activities                               (3,530)           (2,622)           (2,271)
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

Issuance (Repayments) of Commercial Paper Obligations, net                754              (246)              246

Proceeds from Long-Term Borrowings                                         32               522                --

Repayments of Long-Term Debt                                              (29)              (14)               (8)

Proceeds from Sale of Common Stock, net                                   351               267               167

Cash Dividends Paid to Stockholders                                      (371)             (255)             (168)

Minority Interest Contributions to Partnership                             --                 7                11
-----------------------------------------------------------------------------------------------------------------
   Net Cash Provided by Financing Activities                              737               281               248
-----------------------------------------------------------------------------------------------------------------

Effect of Exchange Rate Changes on Cash and Cash Equivalents               (4)                1                (4)
-----------------------------------------------------------------------------------------------------------------
(Decrease) Increase in Cash and Cash Equivalents                           (1)              106              (110)

Cash and Cash Equivalents at Beginning of Year                            168                62               172
-----------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                              $   167           $   168           $    62
=================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS MADE FOR:

  Interest, net of interest capitalized                               $    16           $    26           $    36

  Income Taxes                                                        $ 1,386           $ 1,396           $   940
=================================================================================================================

See accompanying notes to consolidated financial statements.


                                                                              22
                                                                              --
                                                                              23

Notes to Consolidated Financial Statements
The Home Depot, Inc. and
Subsidiaries


Note 1.  Summary of Significant Accounting Policies

The Company operates Home Depot stores, which are full-service, warehouse-style stores averaging approximately 108,000 square feet in size. The stores stock approximately 40,000 to 50,000 different kinds of building materials, home improvement supplies and lawn and garden products that are sold primarily to do-it-yourselfers, but also to home improvement contractors, trades people and building maintenance professionals. In addition, the Company operates EXPO Design Center stores, which offer products and services primarily related to design and renovation projects. The Company is currently testing Villager's Hardware with four stores, which offer products and services for home enhancement and smaller project needs in a convenience hardware store format. Additionally, the Company operates one Home Depot Floor Store, a test store that offers only flooring products and installation services. At the end of fiscal 2000, the Company was operating 1,134 stores, including 1,027 Home Depot stores, 26 EXPO Design Center stores, 4 Villager's Hardware stores and 1 Home Depot Floor Store in the United States; 67 Home Depot stores in Canada; 5 Home Depot stores in Chile; 2 Home Depot stores in Argentina; and 2 Home Depot stores in Puerto Rico. Included in the Company's Consolidated Balance Sheet at January 28, 2001 were $871 million of net assets of the Canada, Chile and Argentina operations.

FISCAL YEAR The Company's fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31. Fiscal years 2000, 1999 and 1998, which ended January 28, 2001, January 30, 2000 and January 31, 1999, respectively, consisted of 52 weeks.

BASIS OF PRESENTATION The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned partnership. All significant intercompany transactions have been eliminated in consolidation.

Stockholders' equity, share and per share amounts for all periods presented have been adjusted for a three-for-two stock split effected in the form of a stock dividend on December 30, 1999 and a two-for-one stock split effected in the form of a stock dividend on July 2, 1998.

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

                                                         Life
-------------------------------------------------------------------------------
Buildings                                            10-45 years
Furniture, fixtures and equipment                     5-20 years
Leasehold improvements                                5-30 years
Computer software                                      3-5 years
-------------------------------------------------------------------------------

ADVERTISING Television and radio advertising production costs are amortized over the fiscal year in which the advertisements first appear. All media placement costs are expensed in the month the advertisement appears. Included in current assets are $20.2 million and $24.4 million at the end of fiscal 2000 and 1999, respectively, relating to prepayments of production costs for print and broadcast advertising.

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

IMPAIRMENT OF LONG-LIVED ASSETS The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. Accordingly, when the Company commits to relocate or close a store, the estimated unrecoverable costs are charged to selling and store operating expense. Such costs include the estimated loss on the sale of land and buildings, the book value of abandoned fixtures, equipment and leasehold improvements and a provision for the present value of future lease obligations, less estimated sub-lease income.

STOCK COMPENSATION Statement of Financial Accounting Standards No. 123
("SFAS 123"), "Accounting for Stock-Based Compensation," encourages the use of a fair-value-based method of accounting. As allowed by SFAS 123, the Company has elected to account for its stock-based compensation plans under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Under APB 25, compensation expense is recorded on the date of grant if the current market price of the underlying stock exceeded the exercise price. The Company complies with the disclosure requirements of SFAS 123.

COMPREHENSIVE INCOME Comprehensive income includes net earnings adjusted for certain revenues, expenses, gains and losses that are excluded from net earnings under generally accepted accounting principles. Examples include foreign currency translation adjustments and unrealized gains and losses on investments.


                                                                              24
                                                                              --

The Home Depot, Inc. and
Subsidiaries

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

RECLASSIFICATIONS Certain amounts in prior fiscal years have been reclassified to conform with the presentation adopted in the current fiscal year.

Note 2. Long-Term Debt

The Company's long-term debt at the end of fiscal 2000 and 1999 consisted of the following (amounts in millions):


                                             January 28, 2001  January 30, 2000
================================================================================

Commercial Paper; weighted average
  interest rate of 6.1% at January 28, 2001      $   754            $ --
6 1/2% Senior Notes; due September 15, 2004;
  interest payable semi-annually on
  March 15 and September 15                          500             500
Capital Lease Obligations; payable
  in varying installments through
  January 31, 2027 (see note 5)                      230             216
Installment Notes Payable; interest imputed
  at rates between 7.2% and 10.0%; payable
  in varying installments through 2018                41              45
Other                                                 24              18
--------------------------------------------------------------------------------
Total long-term debt                               1,549             779
Less current installments                              4              29
--------------------------------------------------------------------------------
Long-term debt, excluding current
  installments                                    $1,545            $750
================================================================================

In January 2001, the Company replaced its existing commercial paper program with a new program that increases the maximum available borrowings to $1 billion. In connection with the program, the Company has a back-up credit facility with a consortium of banks for up to $800 million. The credit facility, which expires in September 2004, contains various restrictive covenants, none of which is expected to materially impact the Company's liquidity or capital resources. Commercial paper borrowings of $754 million outstanding at January 28, 2001 were classified as non-current pursuant to the Company's intent and ability to continue to finance this obligation on a long-term basis, as necessary, through the commercial paper program and the back-up credit facility.

                                                        The Home Depot, Inc. and
                                                                    Subsidiaries


During fiscal 1999, the Company issued $500 million of 6 1/2% Senior Notes ("Senior Notes"). The Senior Notes may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest up to the redemption date. The redemption price is equal to the greater of (1) 100% of the principal amount of the Senior Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest to maturity. The Senior Notes are not subject to sinking fund requirements.

During 1999, the Company redeemed its 3 1/4% Convertible Subordinated Notes ("3 1/4% Notes"). A total principal amount of $1.1 billion was converted into 72 million shares of the Company's common stock.

Interest expense in the accompanying Consolidated Statements of Earnings is net of interest capitalized of $73 million in fiscal 2000, $45 million in fiscal 1999 and $31 million in fiscal 1998.

Maturities of long-term debt are $4 million for fiscal 2001, $42 million for fiscal 2002, $5 million for fiscal 2003, $507 million for fiscal 2004 and $761 million for fiscal 2005.

As of January 28, 2001, the market value of the publicly traded Senior Notes was approximately $515 million. The estimated fair value of commercial paper borrowings approximates their carrying value. The estimated fair value of all other long-term borrowings, excluding capital lease obligations, was approximately $67 million compared to the carrying value of $65 million. These fair values were estimated using a discounted cash flow analysis based on the Company's incremental borrowing rate for similar liabilities.

Note 3.  Income Taxes

The provision for income taxes consisted of the following (in millions):


                                        Fiscal Year Ended
                    ---------------------------------------------------------
                    January 28, 2001     January 30, 2000    January 31, 1999
-----------------------------------------------------------------------------
Current:
  U.S.                  $1,267               $ 1,209                $   823
  State                    216                   228                    150
  Foreign                   45                    45                     20
---------------------------------------------------------------------------
                         1,528                 1,482                    993
---------------------------------------------------------------------------

Deferred:

  U.S.                      98                     9                     46
  State                      9                    (4)                    (1)
  Foreign                    1                    (3)                     2
---------------------------------------------------------------------------
                           108                     2                     47
---------------------------------------------------------------------------

Total                   $1,636               $ 1,484                $ 1,040
===========================================================================


                                                                              26
                                                                              --
                                                                              27

The Home Depot, Inc. and
Subsidiaries


The Company's combined federal, state and foreign effective tax rates for fiscal years 2000, 1999 and 1998, net of offsets generated by federal, state and foreign tax incentive credits, were approximately 38.8%, 39.0% and 39.2%, respectively. A reconciliation of income tax expense at the federal statutory rate of 35% to actual tax expense for the applicable fiscal years follows
(in millions):


                                              Fiscal Year Ended
                              ----------------------------------------------------
                              January 28, 2001  January 30, 2000  January 31, 1999
----------------------------------------------------------------------------------
Income taxes at U.S.
  statutory rate                    $1,476          $1,331        $  929
State income taxes, net of
  federal income tax benefit           146             145            96
Foreign rate differences                 5               2            --
Other, net                               9               6            15
--------------------------------------------------------------------------------
Total                               $1,636          $1,484        $1,040
================================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of January 28, 2001 and January 30, 2000 were as follows (in millions):

                                             January 28, 2001   January 30, 2000
--------------------------------------------------------------------------------
Deferred Tax Assets:
  Accrued self-insurance liabilities               $ 151             $ 154
  Other accrued liabilities                          118               142
--------------------------------------------------------------------------------
   Total gross deferred tax assets                   269               296
--------------------------------------------------------------------------------
Deferred Tax Liabilities:
  Accelerated depreciation                          (389)             (321)
  Other                                              (75)              (62)
--------------------------------------------------------------------------------
   Total gross deferred tax liabilities             (464)             (383)
--------------------------------------------------------------------------------
Net deferred tax liability                         $(195)            $ (87)
================================================================================

No valuation allowance was recorded against the deferred tax assets at January 28, 2001 and January 30, 2000. Company management believes the existing net deductible temporary differences comprising the total gross deferred tax assets will reverse during periods in which the Company generates net taxable income.

                                                        The Home Depot, Inc. and
                                                                    Subsidiaries

Note 4.  Employee Stock Plans

The 1997 Omnibus Stock Incentive Plan ("1997 Plan") provides that incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock and deferred shares may be issued to selected associates, officers and directors of the Company. The maximum number of shares of the Company's common stock available for issuance under the 1997 Plan is the lesser of 225 million shares or the number of shares carried over from prior plans plus one-half percent of the total number of outstanding shares as of the first day of each fiscal year. In addition, restricted shares issued under the 1997 Plan may not exceed 22.5 million shares. As of January 28, 2001, there were 130,691,447 shares available for future grants under the 1997 Plan.

Under the 1997 Plan and prior plans, the Company has granted incentive and non-qualified options for 126,219,271 shares, net of cancellations (of which 62,918,031 had been exercised). Incentive stock options vest at the rate of 25% per year commencing on the first anniversary date of the grant and expire on the tenth anniversary date of the grant. The non-qualified options have similar terms; however, vesting does not generally begin until the second anniversary date of the grant.

Under the 1997 Plan and prior plans, 92,495 shares of restricted stock, net of cancellations (of which 2,268 had been exercised) have been granted. The restricted shares vest over varying terms and are generally based on the attainment of certain performance goals. The expected fair value of the restricted shares on the vesting dates will be charged to expense ratably over the vesting periods unless it is determined that the performance goals will not be met.

In December 2000, the Company entered into an agreement with a key officer. Under the Non-Qualified Stock Option and Deferred Stock Units Plan and Agreement, the Company issued 2,500,000 non-qualified stock options with an exercise price of $40.75 per share and also issued 750,000 deferred stock units. Both the non-qualified options and deferred units vest 20% per year commencing on the grant date. The non-qualified options expire on the tenth anniversary of the vesting date. Each deferred stock unit entitles the officer to one share of common stock to be received approximately two years after the vesting date of the deferred stock unit, subject to certain deferral rights of the officer. The fair value of the 750,000 deferred stock units granted is being amortized based upon the vesting dates. The Company recorded stock compensation expense of approximately $6 million in fiscal 2000.


                                                                              28
                                                                              --
                                                                              29

Home Depot, Inc. and
Subsidiaries

The per share weighted average fair value of stock options granted during fiscal years 2000, 1999 and 1998 was $31.96, $18.86 and $9.94, respectively. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                               Stock Options
                                                            Granted in Fiscal Year
                                             ----------------------------------------------------
                                                  2000                 1999                1998
-------------------------------------------------------------------------------------------------
Risk-free interest rate                            6.4%                5.1%                5.6%
Expected volatility of common stock               54.6%               51.6                45.7%
Dividend yield                                     0.3%                0.3%                0.4%
Expected option term                           7 years             5 years             5 years
==================================================================================================

The Company applies APB 25 in accounting for its stock plans and, accordingly, no compensation costs have been recognized in the Company's financial statements for incentive or non-qualified stock options granted. If, under SFAS 123, the Company determined compensation costs based on the fair value at the grant date for its stock options, net earnings and earnings per share would have been reduced to the pro forma amounts below (in millions, except per share data):



                                                          Fiscal Year Ended
                                     ------------------------------------------------------

                                     January 28, 2001   January 30, 2000   January 31, 1999
-------------------------------------------------------------------------------------------
Net Earnings
  As reported                        $    2,581         $    2,320         $   1,614
  Pro forma                          $    2,364         $    2,186         $   1,527
Basic Earnings per Share
  As reported                        $     1.11         $     1.03         $    0.73
  Pro forma                          $     1.02         $     0.97         $    0.69
Diluted Earnings per Share
  As reported                        $     1.10         $     1.00         $    0.71
  Pro forma                          $     1.01         $     0.94         $    0.67
===========================================================================================

The following table summarizes options outstanding under the various stock option plans at January 28, 2001, January 30, 2000 and January 31, 1999 and changes during the fiscal years ended on these dates (shares in thousands):



                                                                   Weighted
                                               Number              Average
                                             of Shares           Option Price
-----------------------------------------------------------------------------
Outstanding at February 1, 1998                65,727                $10.08
  Granted                                      21,041                 21.63
  Exercised                                   (11,640)                 9.07
  Cancelled                                    (3,536)                13.89
-----------------------------------------------------------------------------
Outstanding at January 31, 1999                71,592                 13.45
  Granted                                      14,006                 37.81
  Exercised                                   (13,884)                10.88
  Cancelled                                    (3,295)                18.88
-----------------------------------------------------------------------------
Outstanding at January 30, 2000                68,419                 18.79
  Granted                                      14,869                 49.78
  Exercised                                   (14,689)                13.15
  Cancelled                                    (2,798)                30.51
-----------------------------------------------------------------------------
Outstanding at January 28, 2001                65,801                $26.46
=============================================================================
Exercisable                                    27,856                $15.80
=============================================================================

The following table summarizes information regarding stock options outstanding as of January 28, 2001 (shares in thousands):

                                  Weighted       Weighted                     Weighted
                                  Average        Average                      Average
   Range of         Options      Remaining     Outstanding      Options     Exercisable
Exercise Prices   Outstanding   Life (Years)   Option Price   Exercisable   Option Price
----------------------------------------------------------------------------------------
$ 6.00 to 10.00     12,814          3.9           $ 8.80        12,073         $ 8.80
 10.00 to 16.00     10,919          6.0            11.50         5,876          11.50
 16.00 to 24.00     15,170          7.0            21.00         6,329          20.40
 24.00 to 40.00     12,457          8.1            37.30         2,021          36.90
 40.00 to 60.00     14,441          9.6            49.80         1,557          41.20
----------------------------------------------------------------------------------------
                    65,801          7.0           $26.46        27,856         $15.80
----------------------------------------------------------------------------------------

In addition, the Company had 30,856,904 shares available for future grants under the Employee Stock Purchase Plan ("ESPP") at January 28, 2001. The ESPP enables the Company to grant substantially all full-time associates options to purchase up to 129,618,750 shares of common stock, of which 98,761,846 shares have been exercised from inception of the plan, at a price equal to the lower of 85% of the stock's fair market value on the first day or the last day of the purchase period. Shares purchased may not exceed the lesser of 20% of the associate's annual compensation, as defined, or $25,000 of common stock at its fair market value (determined at the time such option is granted) for any one calendar year. Associates pay for the shares ratably over a period of one year (the purchase period) through payroll deductions, and cannot exercise their option to purchase any of the shares until the conclusion of the purchase period. In the event an associate elects not to exercise such options, the full amount withheld is refundable. During fiscal 2000, options for 5,395,900 shares were exercised at an average price of $34.33 per share. At January 28, 2001, there were 2,924,541 options outstanding, net of cancellations, at an average price of $42.57 per share.

NOTE 5.  LEASES

The Company leases certain retail locations, office space, warehouse and distribution space, equipment and vehicles. While the majority of the leases are operating leases, certain retail locations are leased under capital leases. As leases expire, it can be expected that in the normal course of business, leases will be renewed or replaced.

The Company has two operating lease agreements totaling $882 million comprised of an initial lease agreement of $600 million and a follow-on agreement of $282 million. The Company financed a portion of its new stores opened from fiscal 1997 through 2000, as well as office buildings in fiscal 1999 and 2000, under the operating lease agreements. Under both agreements, the lessor purchases the properties, pays for the construction costs and subsequently leases the facilities to the Company. The lease term for the $600 million agreement expires in 2004 and includes four 2-year renewal options. The lease for the $282 million agreement expires in 2008 with no renewal options. Both lease agreements provide for substantial residual value guarantees and include purchase options at original cost on each property.

The Company also leases an import distribution facility, including its related equipment, under an operating lease arrangement. The lease for the import distribution facility expires in 2005 and has four 5-year renewal options. The lease agreement provides for substantial residual value guarantees and includes purchase options at the higher of the cost or fair market value of the assets.

The maximum amount of the residual value guarantees relative to the assets under the lease agreement described above is projected to be $799 million. As the leased assets are placed into service, the Company estimates its liability under the residual value guarantees and records additional rent expense on a straight-line basis over the remaining lease terms.

Total rent expense, net of minor sublease income for the fiscal years ended January 28, 2001, January 30, 2000 and January 31, 1999 was $479 million, $389 million and $321 million, respectively. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company under the building leases. Certain of the store leases provide for contingent rentals based on percentages of sales in excess of specified minimums. Contingent rentals for the fiscal years ended January 28, 2001, January 30, 2000 and January 31, 1999 were approximately $9 million, $11 million and $11 million, respectively.

The approximate future minimum lease payments under capital and operating leases at January 28, 2001 were as follows (in millions):

                                                       Capital        Operating
Fiscal Year                                            Leases          Leases
-------------------------------------------------------------------------------
2001                                                   $ 38           $  512
2002                                                     38              512
2003                                                     38              478
2004                                                     38              440
2005                                                     39              411
Thereafter                                              519            5,132
-------------------------------------------------------------------------------
                                                        710           $7,485
                                                                      =========
Less imputed interest                                   480
-----------------------------------------------------------
   Net present value of capital lease obligations       230
Less current installments                                 3
-----------------------------------------------------------
   Long-term capital lease obligations, excluding
      current installments                             $227
-----------------------------------------------------------

Short-term and long-term obligations for capital leases are included in the Company's Consolidated Balance Sheets in Current Installments of Long-Term Debt and Long-Term Debt, respectively. The assets under capital leases recorded in Net Property and Equipment, net of amortization, totaled $213 million and $208 million at January 28, 2001 and January 30, 2000, respectively.

NOTE 6. EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution plan ("401(k)") that covers substantially all associates meeting certain service requirements. The Company makes weekly matching cash contributions to purchase shares of the Company's common stock, up to specified percentages of associates' contributions as approved by the Board of Directors.

The Company also maintains a 401(k) Restoration Plan to provide certain associates deferred compensation that they would have received under the 401(k) matching contribution if not for the maximum compensation limits under the Internal Revenue Code. The Company funds the 401(k) Restoration Plan through contributions made to a "rabbi trust," which are then used to purchase shares of the Company's common stock in the open market. Compensation expense related to this plan for fiscal years 2000, 1999 and 1998 was not material.

During February 1999, the Company made its final contribution to the Employee Stock Ownership Plan and Trust ("ESOP"), which was originally established during fiscal 1988. The ESOP covered substantially all full-time associates and purchased shares of the Company's common stock in the open market through a combination of contributions and loans made by the Company. All loans made from the Company have been repaid.

The Company's combined contributions to the 401(k) and ESOP were $84 million, $57 million and $41 million for Fiscal years 2000, 1999 and 1998, respectively. At January 28, 2001, the 401(k) and the ESOP held a total of 33,144,570 shares of the Company's common stock in trust for plan participants.

NOTE 7. BASIC AND DILUTED EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for fiscal years 2000, 1999 and 1998 were as follows (amounts in millions, except per share data):

                                                                         Fiscal Year Ended
                                                                 -----------------------------------
                                             JANUARY 28, 2001    JANUARY 30, 2000   JANUARY 31, 1999
----------------------------------------------------------------------------------------------------
Calculation of Basic Earnings Per Share:
Net earnings                                       $2,581              $2,320             $1,614
Weighted average number of common shares
   outstanding                                      2,315               2,244              2,206
----------------------------------------------------------------------------------------------------
Basic Earnings Per Share                           $ 1.11              $ 1.03             $ 0.73
----------------------------------------------------------------------------------------------------
Calculation of Diluted Earnings Per Share:
Net earnings                                       $2,581              $2,320             $1,614
Tax-effected interest expense attributable
   to 3 1/4% Notes                                     --                  17                 23
----------------------------------------------------------------------------------------------------
Net earnings assuming dilution                     $2,581              $2,337             $1,637
----------------------------------------------------------------------------------------------------
Weighted average number of common shares
   outstanding                                      2,315               2,244              2,206
Effect of potentially dilutive securities:
   3 1/4% Notes                                        --                  51                 72
   Employee stock plans                                37                  47                 42
----------------------------------------------------------------------------------------------------
Weighted average number of common shares
   outstanding assuming dilution                    2,352               2,342              2,320
----------------------------------------------------------------------------------------------------
Diluted Earnings Per Share                         $ 1.10              $ 1.00             $ 0.71
----------------------------------------------------------------------------------------------------

Employee stock plans represent shares granted under the Company's employee stock purchase plan and stock option plans, as well as shares issued for deferred compensation stock plans. For fiscal years 1999 and 1998, shares issuable upon conversion of the Company's 3 1/4% Notes, issued in October
1996, were included in weighted average shares assuming dilution for purposes of calculating diluted earnings per share. To calculate diluted earnings per share, net earnings are adjusted for tax-effected net interest and issue costs on the 3 1/4% Notes (prior to conversion to equity in October 1999) and divided by weighted average shares assuming dilution.


                                                                              28
                                                                              --

NOTE 8.  COMMITMENTS AND CONTINGENCIES

At January 28, 2001, the Company was contingently liable for approximately $442 million under outstanding letters of credit issued in connection with purchase commitments.

The Company is involved in litigation arising from the normal course of business. In management's opinion, this litigation is not expected to materially impact the Company's consolidated results of operations or financial condition.

NOTE 9.  ACQUISITIONS

During fiscal 2000, Maintenance Warehouse, a wholly-owned subsidiary of The Home Depot, acquired N-E Thing Supply Company, Inc. The Company acquired Apex Supply Company, Inc. and Georgia Lighting, Inc. in fiscal 1999. These acquisitions were recorded under the purchase method of accounting. Pro forma results of operations for fiscal years 2000, 1999 and 1998 would not be materially different as a result of the acquisitions of N-E Thing Supply Company, Inc., Apex Supply Company, Inc. and Georgia Lighting, Inc. and are therefore not presented.

During the first quarter of fiscal 1998, the Company purchased, for $261 million, the remaining 25% partnership interest in The Home Depot Canada held by The Molson Companies. The excess purchase price over the estimated fair value of net assets of $117 million as of the acquisition date was recorded as goodwill and is being amortized over 40 years.

NOTE 10.  QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the quarterly results of operations for the fiscal years ended January 28, 2001 and January 30, 2000 (dollars in millions, except per share data):

                                                 INCREASE                             BASIC      DILUTED
                                               IN COMPARABLE    GROSS      NET      EARNINGS    EARNINGS
                                   NET SALES    STORE SALES    PROFIT    EARNINGS   PER SHARE   PER SHARE
---------------------------------------------------------------------------------------------------------
Fiscal year ended January 28,
  2001:
  First quarter                     $11,112          7%        $ 3,274    $  629      $0.27       $0.27
  Second quarter                     12,618          6%          3,739       838       0.36        0.36
  Third quarter                      11,545          4%          3,450       650       0.28        0.28
  Fourth quarter                     10,463          0%          3,217       465       0.20        0.20
---------------------------------------------------------------------------------------------------------
     Fiscal year                    $45,738          4%        $13,681    $2,581      $1.11       $1.10
=========================================================================================================
Fiscal year ended January 30,
  2000:
  First quarter                     $ 8,952          9%        $ 2,566    $  489      $0.22       $0.21
  Second quarter                     10,431         11%          3,029       679       0.30        0.29
  Third quarter                       9,877         10%          2,894       573       0.26        0.25
  Fourth quarter                      9,174          9%          2,922       579       0.25        0.25
---------------------------------------------------------------------------------------------------------
     Fiscal year                    $38,434         10%        $11,411    $2,320      $1.03       $1.00
=========================================================================================================

Note: The quarterly data may not sum to fiscal year totals due to rounding.

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

The financial statements of the Company have been audited by KPMG LLP, independent auditors. Their accompanying report is based upon an audit conducted in accordance with auditing standards generally accepted in the United States of America, including the related review of internal accounting controls and financial reporting matters.

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


/s/ Dennis J. Carey              /s/ Carol B. Tome
----------------------------     -------------------------------------
Dennis J. Carey                  Carol B. Tome
Executive Vice President and     Senior Vice President,
Chief Financial Officer          Finance and Accounting

Independent Auditors' Report

The Board of Directors and Stockholders
The Home Depot, Inc.:

We have audited the accompanying consolidated balance sheets of The Home Depot, Inc. and subsidiaries as of January 28, 2001 and January 30, 2000 and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 28, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Home Depot, Inc. and subsidiaries as of January 28, 2001 and January 30, 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended January 28, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP
Atlanta, Georgia
February 19, 2001


                                                                              30
                                                                              --
                                                                              31