Form 10-K, Exhibit 13
period 2002-02-03
HOME DEPOT INC
filed 2002-04-19
CIK 354950

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                                Fiscal Year Ended
                                                                          -------------------------------------------------------
amounts in millions,except per share data                                 FEBRUARY 3, 2002   January 28, 2001    January 30, 2000
---------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                     $ 53,553             $ 45,738           $ 38,434
Cost of Merchandise Sold                                                        37,406               32,057             27,023
---------------------------------------------------------------------------------------------------------------------------------
           Gross Profit                                                         16,147               13,681             11,411

Operating Expenses:
           Selling and Store Operating                                          10,163                8,513              6,819
           Pre-Opening                                                             117                  142                113
           General and Administrative                                              935                  835                671
---------------------------------------------------------------------------------------------------------------------------------
                       Total Operating Expenses                                 11,215                9,490              7,603
---------------------------------------------------------------------------------------------------------------------------------
           OPERATING INCOME                                                      4,932                4,191              3,808
Interest Income (Expense):
           Interest and Investment Income                                           53                   47                 37
           Interest Expense                                                        (28)                 (21)               (41)
---------------------------------------------------------------------------------------------------------------------------------
                       Interest,net                                                 25                   26                 (4)
---------------------------------------------------------------------------------------------------------------------------------
           EARNINGS BEFORE INCOME TAXES                                          4,957                4,217              3,804

Income Taxes                                                                     1,913                1,636              1,484
---------------------------------------------------------------------------------------------------------------------------------
           NET EARNINGS                                                       $  3,044             $  2,581           $  2,320
                                                                              ===================================================
BASIC EARNINGS PER SHARE                                                      $   1.30             $   1.11           $   1.03
Weighted Average Number of Common Shares Outstanding                             2,335                2,315              2,244
                                                                              ===================================================

DILUTED EARNINGS PER SHARE                                                    $   1.29             $   1.10           $   1.00
Weighted Average Number of Common Shares Outstanding Assuming Dilution           2,353                2,352              2,342
                                                                              ===================================================


See accompanying notes to consolidated financial statements.



24   The Home Depot,Inc.and Subsidiaries

CONSOLIDATED BALANCE SHEETS

amounts in millions, except share data                                                       FEBRUARY 3, 2002      January 28,2001
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and Cash Equivalents                                                                           $  2,477            $    167
  Short-Term Investments,including current maturities of long-term investments                              69                  10
  Receivables, net                                                                                         920                 835
  Merchandise Inventories                                                                                6,725               6,556
  Other Current Assets                                                                                     170                 209
----------------------------------------------------------------------------------------------------------------------------------
    Total Current Assets                                                                                10,361               7,777
----------------------------------------------------------------------------------------------------------------------------------
Property and Equipment, at cost:
  Land                                                                                                   4,972               4,230
  Buildings                                                                                              7,698               6,167
  Furniture, Fixtures and Equipment                                                                      3,403               2,877
  Leasehold Improvements                                                                                   750                 665
  Construction in Progress                                                                               1,049               1,032
  Capital Leases                                                                                           257                 261
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        18,129              15,232
  Less Accumulated Depreciation and Amortization                                                         2,754               2,164
----------------------------------------------------------------------------------------------------------------------------------
    Net Property and Equipment                                                                          15,375              13,068
----------------------------------------------------------------------------------------------------------------------------------
Notes Receivable                                                                                            83                  77
Cost in Excess of the Fair Value of Net Assets Acquired,net of accumulated
  amortization of $49 at February 3, 2002 and $41 at January 28, 2001                                      419                 314
Other                                                                                                      156                 149
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      $ 26,394            $ 21,385
                                                                                                      ============================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts Payable                                                                                    $  3,436            $  1,976
  Accrued Salaries and Related Expenses                                                                    717                 627
  Sales Taxes Payable                                                                                      348                 298
  Other Accrued Expenses                                                                                   933                 752
  Deferred Revenue                                                                                         851                 650
  Income Taxes Payable                                                                                     211                  78
  Current Installments of Long-Term Debt                                                                     5                   4
----------------------------------------------------------------------------------------------------------------------------------
    Total Current Liabilities                                                                            6,501               4,385
----------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt, excluding current installments                                                           1,250               1,545
Other Long-Term Liabilities                                                                                372                 249
Deferred Income Taxes                                                                                      189                 195
Minority Interest                                                                                           --                   7
STOCKHOLDERS' EQUITY
  Common Stock, par value $0.05. Authorized:10,000,000,000 shares; issued and outstanding -
    2,345,888,000 shares at February 3, 2002 and 2,323,747,000 shares at January 28, 2001                  117                 116
  Paid-In Capital                                                                                        5,412               4,810
  Retained Earnings                                                                                     12,799              10,151
  Accumulated Other Comprehensive Loss                                                                    (220)                (67)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        18,108              15,010
  Less Unearned Compensation                                                                                26                   6
----------------------------------------------------------------------------------------------------------------------------------
    Total Stockholders' Equity                                                                          18,082              15,004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      $ 26,394            $ 21,385
                                                                                                      ============================


See accompanying notes to consolidated financial statements.



                                      The Home Depot,Inc. and Subsidiaries    25

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                                                                   Accu-
                                                                                  mulated
                                                                                   Other
                                                                                   Compre-                 Total
                                     Common Stock                                  hensive                 Stock-         Compre-
amounts in millions,               ----------------    Paid-In      Retained       Income                 holders'        hensive
except per share data              Shares    Amount    Capital      Earnings       (Loss)      Other       Equity         Income(1)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1999          2,213      $111      $2,817      $  5,876       $ (61)      $ (3)      $  8,740
                                   ===============================================================================
Shares Issued Under
  Employee Stock Purchase
  and Option Plans                    19         1         273            --          --         --            274
Tax Effect of Sale of
 Option Shares by Employees           --        --         132            --          --         --            132
Conversion of 3 1/4%
  Convertible Subordinated
  Notes, net                          72         3       1,097            --          --         --          1,100
Net Earnings                          --        --          --         2,320          --         --          2,320       $ 2,320
Translation Adjustments               --        --          --            --          34         --             34            34
Unearned Compensation                 --        --          --            --          --         (4)            (4)
Cash Dividends
   ($0.11 per share)                  --        --          --          (255)         --         --           (255)
                                                                                                                         -------
Comprehensive Income for
  Fiscal 1999                                                                                                            $ 2,354
------------------------------------------------------------------------------------------------------------------       =======
BALANCE, JANUARY 30, 2000          2,304      $115      $4,319      $  7,941       $ (27)      $ (7)      $ 12,341
                                   ===============================================================================
Shares Issued Under
  Employee Stock Purchase
  and Option Plans                    20         1         348            --          --         --            349
Tax Effect of Sale of
  Option Shares by Employees          --        --         137            --          --         --            137
Net Earnings                          --        --          --         2,581          --         --          2,581       $ 2,581
Translation Adjustments               --        --          --            --         (40)        --            (40)          (40)
Stock Compensation Expense            --        --           6            --          --         --              6
Unearned Compensation                 --        --          --            --          --          1              1
Cash Dividends
  ($0.16 per share)                   --        --          --          (371)         --         --           (371)
                                                                                                                         -------
Comprehensive Income
  for Fiscal 2000                                                                                                        $ 2,541
------------------------------------------------------------------------------------------------------------------       =======
BALANCE, JANUARY 28, 2001          2,324      $116      $4,810      $ 10,151       $ (67)      $ (6)      $ 15,004
                                   ===============================================================================
Shares Issued Under
  Employee Stock Purchase
  and Option Plans                    22         1         448            --          --         --            449
Tax Effect of Sale of
  Option Shares by Employees          --        --         138            --          --         --            138
Net Earnings                          --        --          --         3,044          --         --          3,044       $ 3,044
Translation Adjustments               --        --          --            --        (124)        --           (124)         (124)
Unrealized Loss on
  Derivatives                         --        --          --            --         (29)        --            (29)          (18)
Stock Compensation Expense            --        --          16            --          --         --             16
Unearned Compensation                 --        --          --            --          --        (20)           (20)
Cash Dividends
  ($0.17 per share)                   --        --          --          (396)         --         --           (396)
                                                                                                                         -------
Comprehensive Income
  for Fiscal 2001                                                                                                        $ 2,902
------------------------------------------------------------------------------------------------------------------       =======
BALANCE, FEBRUARY 3, 2002          2,346      $117      $5,412      $ 12,799       $(220)      $(26)      $ 18,082
                                   ===============================================================================

(1)      Components of comprehensive income are reported net of related taxes.


See accompanying notes to consolidated financial statements.



26   The Home Depot,Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                Fiscal Year Ended
                                                                              ----------------------------------------------------
amounts in millions                                                           FEBRUARY 3, 2002   January 28,2001   January 30,2000
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:
Net Earnings                                                                         $ 3,044            $ 2,581            $ 2,320
Reconciliation of Net Earnings to Net Cash Provided by Operations:
           Depreciation and Amortization                                                 764                601                463
           Increase in Receivables, net                                                 (119)              (246)               (85)
           Increase in Merchandise Inventories                                          (166)            (1,075)            (1,142)
           Increase in Accounts Payable and Accrued Liabilities                        2,078                754                820
           Increase in Income Taxes Payable                                              272                151                 93
           Other                                                                          90                 30                (23)
----------------------------------------------------------------------------------------------------------------------------------
                       Net Cash Provided by Operations                                 5,963              2,796              2,446
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures, net of $5, $16 and $37 of non-cash capital
           expenditures in fiscal 2001, 2000 and 1999, respectively                   (3,393)            (3,558)            (2,581)
Payments for Businesses Acquired, net                                                   (190)               (26)              (101)
Proceeds from Sale of Business, net                                                       64                 --                 --
Proceeds from Sales of Property and Equipment                                            126                 95                 87
Purchases of Investments                                                                 (85)               (39)               (32)
Proceeds from Maturities of Investments                                                   25                 30                 30
Other                                                                                    (13)               (32)               (25)
----------------------------------------------------------------------------------------------------------------------------------
                       Net Cash Used in Investing Activities                          (3,466)            (3,530)            (2,622)
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayments) Issuance of Commercial Paper Obligations, net                              (754)               754               (246)
Proceeds from Long-Term Debt                                                             532                 32                522
Repayments of Long-Term Debt                                                              --                (29)               (14)
Proceeds from Sale of Common Stock, net                                                  445                351                267
Cash Dividends Paid to Stockholders                                                     (396)              (371)              (255)
Minority Interest Contributions to Partnership                                            --                 --                  7
----------------------------------------------------------------------------------------------------------------------------------
                       Net Cash (Used In) Provided by Financing Activities              (173)               737                281
----------------------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash Equivalents                             (14)                (4)                 1
----------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                                       2,310                 (1)               106
Cash and Cash Equivalents at Beginning of Year                                           167                168                 62
----------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                             $ 2,477            $   167            $   168
                                                                                     =============================================
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS MADE FOR:
           Interest, net of interest capitalized                                     $    18            $    16            $    26
           Income Taxes                                                              $ 1,685            $ 1,386            $ 1,396
                                                                                     =============================================


See accompanying notes to consolidated financial statements.



                                      The Home Depot, Inc. and Subsidiaries   27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Home Depot, Inc. and subsidiaries (the "Company") operates Home Depot stores, which are full-service, warehouse-style stores averaging approximately 109,000 square feet in size. The stores stock approximately 40,000 to 50,000 different kinds of building materials, home improvement supplies and lawn and garden products that are sold primarily to do-it-yourselfers, but also to home improvement contractors, tradespeople, and building maintenance professionals. In addition, the Company operates EXPO Design Center stores, which offer products and services primarily related to design and renovation projects, and Villager's Hardware stores, which offer products and services for home enhancement and smaller project needs in a convenience hardware store format. Additionally, the Company operates one Home Depot Floor Store, a test store that offers only flooring products and installation services. At the end of fiscal 2001, the Company was operating 1,333 stores, including 1,201 Home Depot stores, 41 EXPO Design Center stores, 4 Villager's Hardware stores and 1 Home Depot Floor Store in the United States; 78 Home Depot stores in Canada; 4 Home Depot stores in Argentina, which were sold on February 18, 2002; and 4 Home Depot stores in Mexico. Included in the Company's Consolidated Balance Sheet at February 3, 2002, were $946 million of net assets of the Canada, Argentina and Mexico operations. Also included in consolidated results are several wholly-owned subsidiaries. The Company offers facilities maintenance and repair products, as well as wallpaper and custom window treatments via direct shipment through subsidiaries Maintenance Warehouse and National Blinds and Wallpaper, Inc. Georgia Lighting is a specialty lighting designer, distributor and retailer to both commercial and retail customers. The Company offers plumbing, HVAC and other professional plumbing products through wholesale plumbing distributors Apex Supply Company and Your "other" Warehouse.

FISCAL YEAR The Company's fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31. Fiscal year 2001, which ended February 3, 2002, consisted of 53 weeks. Fiscal years 2000 and 1999, which ended January 28, 2001 and January 30, 2000, respectively, consisted of 52 weeks.

BASIS OF PRESENTATION The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned partnership, The Home Depot Chile S.A. In October 2001, the Company sold its interest in The Home Depot Chile S.A. All significant intercompany transactions have been eliminated in consolidation.

         Stockholders' equity, share and per share amounts for all periods presented have been adjusted for a three-for-two stock split effected in the form of a stock dividend on December 30, 1999.

CASH EQUIVALENTS The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are carried at fair market value and consist primarily of commercial paper, money market funds, U.S. government agency securities and tax-exempt notes and bonds.

MERCHANDISE INVENTORIES The majority of the Company's inventory is stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method.

         Certain subsidiaries and distribution centers value inventories at the lower of cost (first-in, first-out) or market, as determined by the cost method. These inventories represent approximately 6% of total inventory.

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

         The Company and its eligible subsidiaries file a consolidated U.S. federal income tax return. Non-U.S. subsidiaries, which are consolidated for financial reporting, are not eligible to be included in consolidated U.S. federal income tax returns. Separate provisions for income taxes have been determined for these entities. The Company intends to reinvest the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance indefinitely. Accordingly, no provision for U.S. income taxes for non-U.S. subsidiaries was required for any year presented.



28    The Home Depot, Inc. and Subsidiaries

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

                                              Life
------------------------------------------------------
Buildings                                  10-45 years
Furniture, fixtures and equipment           5-20 years
Leasehold improvements                      5-30 years
Computer software                            3-5 years
------------------------------------------------------

REVENUES The Company recognizes revenue, net of estimated returns, at the time the customer takes possession of merchandise or receives services. When the Company collects payment from customers before ownership of the merchandise has passed or the service has been performed, the amount received is recorded as a deferred revenue liability.

SELF INSURANCE The Company is self-insured for certain losses related to general liability, product liability and workers' compensation. The Company has stop loss coverage to limit the exposure arising from these claims. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial estimates.

ADVERTISING Television and radio advertising production costs along with media placement costs are expensed when the advertisement appears. Included in current assets are $15 million and $20 million at the end of fiscal years 2001 and 2000, respectively, relating to prepayments of production costs for print and broadcast advertising.

SHIPPING AND HANDLING COSTS The Company accounts for certain shipping and handling costs related to the shipment of product to customers from vendors as cost of goods sold. However, costs of shipments to customers by the Company are classified as selling and store operating expenses. The costs of shipments included in selling and store operating expenses amounted to $122 million, $73 million and $40 million in fiscal years 2001, 2000 and 1999, respectively.

COST IN EXCESS OF THE FAIR VALUE OF NET ASSETS ACQUIRED Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over 40 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining useful life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted cash flows using a discount rate reflecting the Company's average cost of funds.

IMPAIRMENT OF LONG-LIVED ASSETS The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. Accordingly, when the Company commits to relocate or close a store, the estimated unrecoverable costs are charged to selling and store operating expense. Such costs include the estimated loss on the sale of land and buildings, the book value of abandoned fixtures, equipment and leasehold improvements, and a provision for the present value of future lease obligations, less estimated sublease income.

STOCK COMPENSATION Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" encourages the use of a fair-value-based method of accounting. As allowed by SFAS 123, the Company has elected to account for its stock-based compensation plans under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Under APB 25, compensation expense is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price. The Company complies with the disclosure requirements of SFAS 123.

DERIVATIVES On January 29, 2001, the Company adopted Statement of Financial Accounting Standards Nos. 133, 137, and 138 (collectively "SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires an entity to measure derivatives at fair value and recognize these assets or liabilities on the balance sheet. Recognition of changes in the fair value of a derivative in the income statement or other accumulated comprehensive income (loss) depends on the intended use of the derivative and its designation. The Company designates its derivatives based upon criteria established by SFAS
133. The Company's objective for holding derivative instruments is to decrease the volatility of earnings and cash flow associated with fluctuations in interest rates and foreign currencies.



                                    The Home Depot, Inc. and Subsidiaries    29

COMPREHENSIVE INCOME Comprehensive income includes net earnings adjusted for certain revenues, expenses, gains and losses that are excluded from net earnings under generally accepted accounting principles. Examples include foreign currency translation adjustments and unrealized gains and losses on certain hedge transactions.

FOREIGN CURRENCY TRANSLATION The assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange on the last day of the reporting period, revenues and expenses are translated at the average monthly exchange rates, and equity transactions are translated using the actual rate on the day of the transaction.

USE OF ESTIMATES Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses in preparing these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

RECLASSIFICATIONS Certain amounts in prior fiscal years have been reclassified to conform with the presentation adopted in the current fiscal year.

NOTE 2. LONG-TERM DEBT

The Company's long-term debt at the end of fiscal 2001 and fiscal 2000 consisted of the following (amounts in millions):


                                             FEBRUARY 3, 2002      January 28,2001
----------------------------------------------------------------------------------
Commercial Paper; weighted
  average interest rate of 6.1%
  at January 28, 2001                                  $   --               $  754
6 1/2% Senior Notes; due September
  15, 2004; interest payable semi-annually
  on March 15 and September 15                            500                  500
5 3/8% Senior Notes; due April 1, 2006;
  interest payable semi-annually on
  April 1 and October 1                                   500                   --
Capital Lease Obligations; payable
  in varying installments through
  January 31, 2027                                        232                  230
Other                                                      23                   65
----------------------------------------------------------------------------------
Total long-term debt                                    1,255                1,549
Less current installments                                   5                    4
----------------------------------------------------------------------------------
Long-term debt,excluding
  current installments                                 $1,250               $1,545
                                                       ===========================

The Company has a commercial paper program with maximum available borrowings up to $1 billion. In connection with the program, the Company has a back-up credit facility with a consortium of banks for up to $800 million. The credit facility, which expires in September 2004, contains various restrictive covenants, none of which are expected to materially impact the Company's liquidity or capital resources. Commercial paper borrowings of $754 million outstanding at January 28, 2001, were classified as noncurrent pursuant to the Company's intent and ability to finance this obligation on a long-term basis.

         The Company issued $500 million of 5 3/8% Senior Notes in fiscal 2001 and $500 million of 6 1/2% Senior Notes in fiscal 1999, collectively referred to as "Senior Notes." The Senior Notes may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest up to the redemption date. The redemption price is equal to the greater of (1) 100% of the principal amount of the Senior Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest to maturity. The Senior Notes are not subject to sinking fund requirements.

         Interest expense in the accompanying Consolidated Statements of Earnings is net of interest capitalized of $84 million, $73 million and $45 million in fiscal 2001, 2000 and 1999, respectively.

         Maturities of long-term debt are $5 million for fiscal 2002, $6 million for fiscal 2003, $507 million for fiscal 2004, $8 million for fiscal 2005 and $509 million for fiscal 2006.

         As of February 3, 2002, the market values of the publicly traded 5 3/8% and 6 1/2% Senior Notes were approximately $511 million and $531 million, respectively. The estimated fair value of all other long-term borrowings, excluding capital lease obligations, approximated the carrying value of $23 million. These fair values were estimated using a discounted cash flow analysis based on the Company's incremental borrowing rate for similar liabilities.

NOTE 3. INCOME TAXES

The provision for income taxes consisted of the following
(in millions):

                                                        Fiscal Year Ended
                             ---------------------------------------------------------------------
                             FEBRUARY 3, 2002          January 28, 2001           January 30, 2000
--------------------------------------------------------------------------------------------------
Current:
  U.S.                               $  1,594                   $  1,267                  $  1,209
  State                                   265                        216                       228
  Foreign                                  60                         45                        45
--------------------------------------------------------------------------------------------------
                                        1,919                      1,528                     1,482
--------------------------------------------------------------------------------------------------
Deferred:
  U.S.                                    (12)                        98                         9
  State                                    (1)                         9                        (4)
  Foreign                                   7                          1                        (3)
--------------------------------------------------------------------------------------------------
                                           (6)                       108                         2
--------------------------------------------------------------------------------------------------
Total                                $  1,913                   $  1,636                  $  1,484
                                     =============================================================


30  The Home Depot, Inc. and Subsidiaries

The Company's combined federal, state and foreign effective tax rates for fiscal years 2001, 2000 and 1999, net of offsets generated by federal, state and foreign tax incentive credits, were approximately 38.6%, 38.8%, and 39.0%, respectively. A reconciliation of income tax expense at the federal statutory rate of 35% to actual tax expense for the applicable fiscal years is as follows (in millions):


                                                        Fiscal Year Ended
                             ---------------------------------------------------------------------
                             FEBRUARY 3, 2002          January 28, 2001           January 30, 2000
--------------------------------------------------------------------------------------------------
Income taxes at U.S.
  statutory rate                     $  1,735                   $  1,476                  $  1,331
State income taxes, net
  of federal income
  tax benefit                             172                        146                       145
Foreign rate differences                    4                          5                         2
Other, net                                  2                          9                         6
--------------------------------------------------------------------------------------------------
Total                                $  1,913                   $  1,636                  $  1,484
                                     =============================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of February 3, 2002 and January 28, 2001 were as follows (in millions):

                                              FEBRUARY 3, 2002      January 28,2001
-----------------------------------------------------------------------------------
Deferred Tax Assets:
  Accrued self-insurance liabilities                    $  220               $  151
  Other accrued liabilities                                138                  118
  Net loss on disposition                                   31                   --
-----------------------------------------------------------------------------------
      Total gross deferred tax assets                      389                  269
      Valuation allowance                                  (31)                  --
-----------------------------------------------------------------------------------
      Deferred tax assets,
         net of valuation allowance                        358                  269
-----------------------------------------------------------------------------------
Deferred Tax Liabilities:
  Accelerated depreciation                                (492)                (389)
  Other                                                    (55)                 (75)
-----------------------------------------------------------------------------------
      Total gross deferred tax liabilities                (547)                (464)
-----------------------------------------------------------------------------------
Net deferred tax liability                              $ (189)              $ (195)
                                                        ===========================

A valuation allowance was established in fiscal 2001 for a deferred tax asset generated from the net loss on disposition of a business. Company management believes the existing net deductible temporary differences comprising the deferred tax assets, net of the valuation allowance, will reverse during periods in which the Company generates net taxable income.

NOTE 4. EMPLOYEE STOCK PLANS

The 1997 Omnibus Stock Incentive Plan ("1997 Plan") provides that incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock and deferred shares may be issued to selected associates, officers and directors of the Company. The maximum number of shares of the Company's common stock available for issuance under the 1997 Plan is the lesser of 225 million shares or the number of shares carried over from prior plans plus one-half percent of the total number of outstanding shares as of the first day of each fiscal year. In addition, restricted shares issued under the 1997 Plan may not exceed 22.5 million shares. As of February 3, 2002, there were 121 million shares available for future grants under the 1997 Plan.

         Under the 1997 Plan, the Company has granted incentive and non-qualified options for 143 million shares, net of cancellations (of which 76 million had been exercised). Incentive stock options typically vest at the rate of 25% per year commencing on the first anniversary date of the grant and expire on the tenth anniversary date of the grant. The non-qualified options have similar terms but typically commence vesting on the second anniversary of the date of grant.

         Under the 1997 Plan, 712,000 shares of restricted stock have been issued, net of cancellations (the restrictions on 4,600 shares have lapsed). Generally, the restrictions on 25% of the restricted shares lapse upon the third and sixth year anniversaries of the date of issuance with the restrictions on the remaining 50% of the restricted shares lapsing upon attainment of age 62. The fair value of the restricted shares is expensed over the period during which the restrictions lapse. The Company recorded compensation expense related to restricted stock in the amount of $3 million and $455,000 in fiscal 2001 and 2000, respectively.

         Under the Non-Qualified Stock Option and Deferred Stock Unit Plans and Agreements, the Company issued 2.5 million non-qualified stock options with an exercise price of $40.75 per share in fiscal 2000. In addition, the Company granted 629,000 deferred stock units and 750,000 deferred stock units in fiscal years 2001 and 2000, respectively, to several key officers vesting at various dates. Each deferred stock unit entitles the officer to one share of common stock to be received up to five years after the vesting date of the deferred stock unit, subject to certain deferral rights of the officer. The fair value of the deferred stock units on the grant dates was $27 million and $31 million for deferred units granted in fiscal 2001 and 2000, respectively. These amounts are being amortized based upon the vesting dates. The Company recorded stock compensation expense related to deferred stock units in the amount of $16 million and $6 million in fiscal 2001 and 2000, respectively.

         The per share weighted average fair value of stock options granted during fiscal years 2001, 2000 and 1999 was $20.51,


                                      The Home Depot, Inc. and Subsidiaries   31

$31.96 and $18.86, respectively. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                                Fiscal Year Ended
                           --------------------------------------------------------
                           FEBRUARY 3, 2002     January 28,2001     January 30,2000
-----------------------------------------------------------------------------------
Risk-free interest rate                5.1%                6.4%                5.1%
Expected volatility of
  common stock                        48.1%               54.6%               51.6%
Dividend yield                         0.4%                0.3%                0.3%
Expected option term                6 years             7 years             5 years
                                    ===============================================

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

                                                  Fiscal Year Ended
                           --------------------------------------------------------------
                           FEBRUARY 3, 2002        January 28,2001        January 30,2000
-----------------------------------------------------------------------------------------
Net Earnings
  As reported                        $3,044                 $2,581                 $2,320
  Pro forma                          $2,800                 $2,364                 $2,186
Basic Earnings per Share
  As reported                        $ 1.30                 $ 1.11                 $ 1.03
  Pro forma                          $ 1.20                 $ 1.02                 $ 0.97
Diluted Earnings per Share
  As reported                        $ 1.29                 $ 1.10                 $ 1.00
  Pro forma                          $ 1.19                 $ 1.01                 $ 0.94
                                     ====================================================


The following table summarizes options outstanding at February 3, 2002, January 28, 2001 and January 30, 2000 and changes during the fiscal years ended on these dates (shares in thousands):


                                                            Weighted
                                              Number        Average
                                            of Shares     Option Price
----------------------------------------------------------------------
Outstanding at January 31,1999                71,592         $13.45
  Granted                                     14,006          37.81
  Exercised                                  (13,884)         10.88
  Cancelled                                   (3,295)         18.88
----------------------------------------------------------------------
Outstanding at January 30,2000                68,419         $18.79
  Granted                                     14,869          49.78
  Exercised                                  (14,689)         13.15
  Cancelled                                   (2,798)         30.51
----------------------------------------------------------------------
Outstanding at January 28,2001                65,801         $26.46
  Granted                                     25,330          40.33
  Exercised                                  (16,614)         15.03
  Cancelled                                   (5,069)         39.20
----------------------------------------------------------------------
Outstanding at February 3,2002                69,448         $33.33
                                             =========================
Exercisable                                   26,777         $22.68
                                             =========================

The following table summarizes information regarding stock options outstanding as of February 3, 2002 (shares in thousands):

                                      Weighted      Weighted                         Weighted
                                      Average       Average                           Average
     Range of         Options        Remaining    Outstanding        Options        Exercisable
  Exercise Prices    Outstanding     Life (Yrs)   Option Price     Exercisable     Option Price
-----------------------------------------------------------------------------------------------
$ 6.00 to 12.00          11,999         4.1           $10.10           11,631         $10.00
 12.00 to 20.00           1,732         5.6            17.10            1,560          17.30
 20.00 to 30.00           9,714         6.1            21.80            5,456          21.70
 30.00 to 42.00          34,271         8.8            39.30            6,037          38.90
 42.00 to 54.00          11,732         8.3            51.70            2,093          52.80
-----------------------------------------------------------------------------------------------
                         69,448         7.0           $33.33           26,777         $22.68
                        =======================================================================

In addition, the Company had 48 million shares available for future grants under the Employee Stock Purchase Plan ("ESPP") at February 3, 2002. The ESPP enables the Company to grant substantially all full-time associates options to purchase up to 152 million shares of common stock, of which 104 million shares have been exercised from inception of the plan, at a price equal to the lower of 85% of the stock's fair market value on the first day or the last day of the purchase period.

         During fiscal 2001, 5.5 million shares were purchased under the ESPP at an average price of $35.87 per share. At February 3, 2002, there were 2.8 million options outstanding, net of cancellations, at an average price of $37.26 per share.

NOTE 5. LEASES

The Company leases certain retail locations, office space, warehouse and distribution space, equipment and vehicles. While the majority of the leases are operating leases, certain retail locations are leased under capital leases. As leases expire, it can be expected that in the normal course of business, leases will be renewed or replaced.

         The Company has two off-balance sheet lease agreements totaling $882 million comprised of an initial lease agreement of $600 million and a subsequent agreement of $282 million. Off-balance sheet leases include leases created under structured financing arrangements. These lease agreements totaling $882 million involve a special purpose entity which meets the criteria established by generally accepted accounting principles and is not owned by or affiliated with the Company, its management or officers. The Company financed a portion of its new stores opened in fiscal 1997 through 2001, as well as a distribution center and office buildings, under these lease agreements. Under both agreements, the lessor purchases the properties, pays for the construction costs and subsequently leases the facilities to the Company. The lease term for the $600 million agreement expires in 2004 and includes four 2-year renewal options. The lease term for the $282 million agreement expires in 2008 with no renewal options. Both lease agreements provide for substantial residual value guarantees and include purchase options at original cost on each property.



32    The Home Depot, Inc. and Subsidiaries

         The Company also leases an import distribution facility, including its related equipment, under an off-balance sheet lease arrangement totaling $85 million. The lease for the import distribution facility expires in 2005 and has four 5-year renewal options. The lease agreement provides for substantial residual value guarantees and includes purchase options at the higher of the cost or fair market value of the assets.

         The maximum amount of the residual value guarantees relative to the assets under the off-balance sheet lease agreements described above is projected to be $799 million. As the leased assets are placed into service, the Company estimates its liability under the residual value guarantees and records additional rent expense on a straight-line basis over the remaining lease terms.

         Total rent expense, net of minor sublease income, for the fiscal years ended February 3, 2002, January 28, 2001 and January 30, 2000, was $522 million, $479 million and $389 million, respectively. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company under the lease agreements. Certain store leases provide for contingent rent payments based on percentages of sales in excess of specified minimums. Contingent rent expense for the fiscal years ended February 3, 2002, January 28, 2001, and January 30, 2000 was approximately $10 million, $9 million and $11 million, respectively.

         The approximate future minimum lease payments under capital and operating leases, including off-balance sheet leases, at February 3, 2002 were as follows (in millions):


                                                Capital      Operating
Fiscal Year                                      Leases        Leases
----------------------------------------------------------------------
2002                                               $ 41        $  517
2003                                                 42           495
2004                                                 43           447
2005                                                 44           415
2006                                                 44           394
Thereafter                                          577         5,139
----------------------------------------------------------------------
                                                    791        $7,407
                                                               ======
Less imputed interest                               559
-------------------------------------------------------
  Net present value of capital lease obligations    232
Less current installments                             4
-------------------------------------------------------
  Long-term capital lease obligations,
    excluding current installments                 $228
                                                   ====

Short-term and long-term obligations for capital leases are included in the Company's Consolidated Balance Sheets in Current Installments of Long-Term Debt and Long-Term Debt, respectively. The assets under capital leases recorded in Net Property and Equipment, net of amortization, totaled $199 million and $213 million at February 3, 2002 and January 28, 2001, respectively.


NOTE 6. EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution plan ("401(k)") that covers substantially all associates meeting certain service requirements. The Company makes weekly matching cash contributions to purchase shares of the Company's common stock, up to specified percentages of associates' contributions as approved by the Board of Directors.

     The Company also maintains a 401(k) Restoration Plan to provide certain associates deferred compensation that they would have received under the 401(k) matching contribution if not for the maximum compensation limits under the Internal Revenue Code. The Company funds the 401(k) Restoration Plan through contributions made to a "rabbi trust," which are then used to purchase shares of the Company's common stock in the open market. Compensation expense related to this plan for fiscal years 2001, 2000 and 1999 was not material.

     During February 1999, the Company made its final contribution to the Employee Stock Ownership Plan and Trust ("ESOP"), which was originally established during fiscal 1988.

     The Company's combined contributions to the 401(k) and ESOP were $97 million, $84 million and $57 million for fiscal years 2001, 2000 and 1999, respectively. At February 3, 2002, the 401(k) and the ESOP held a total of 33 million shares of the Company's common stock in trust for plan participants.


NOTE 7. BASIC AND DILUTED EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for fiscal years 2001, 2000 and 1999 were as follows (amounts in millions, except per share data):

                                                                                   Fiscal Year Ended
                                                           ------------------------------------------------------------------
                                                           FEBRUARY 3, 2002         January 28, 2001         January 30, 2000
-----------------------------------------------------------------------------------------------------------------------------
Calculation of Basic
  Earnings Per Share:
Net earnings                                                        $ 3,044                  $ 2,581                  $ 2,320
Weighted average number of
  common shares outstanding                                           2,335                    2,315                    2,244
-----------------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share                                            $  1.30                  $  1.11                  $  1.03
-----------------------------------------------------------------------------------------------------------------------------
Calculation of Diluted
  Earnings Per Share:
Net earnings                                                        $ 3,044                  $ 2,581                  $ 2,320
Tax-effected interest expense
  attributable to 3 1/4% Notes                                           --                       --                       17
-----------------------------------------------------------------------------------------------------------------------------
Net earnings assuming dilution                                      $ 3,044                  $ 2,581                  $ 2,337
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of
  common shares outstanding                                           2,335                    2,315                    2,244
Effect of potentially dilutive securities:
     3 1/4% Notes                                                        --                       --                       51
     Employee Stock Plans                                                18                       37                       47
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of
  common shares outstanding
  assuming dilution                                                   2,353                    2,352                    2,342
-----------------------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share                                          $  1.29                  $  1.10                  $  1.00
                                                                    =========================================================



                                  The Home Depot, Inc. and Subsidiaries       33

Employee stock plans represent shares granted under the Company's employee stock purchase plan and stock option plans, as well as shares issued for deferred compensation stock plans. For fiscal year 1999, shares issuable upon conversion of the Company's 3 1/4% Notes, issued in October 1996 and converted in 1999, were included in weighted average shares outstanding assuming dilution for purposes of calculating diluted earnings per share. To calculate diluted earnings per share, net earnings are adjusted for tax-effected net interest and issue costs on the 3 1/4% Notes (prior to conversion to equity in October 1999) and divided by weighted average shares outstanding assuming dilution.


NOTE 8. COMMITMENTS AND CONTINGENCIES

At February 3, 2002, the Company was contingently liable for approximately $557 million under outstanding letters of credit issued for certain business transactions, including insurance programs, import inventory purchases and construction contracts.

         In addition, the Company has certain off-balance sheet leases that include residual value guarantees contingent on the value of underlying assets at the end of the lease term. The estimated maximum amount of the residual value guarantees at the end of the lease terms is $799 million. These leases expire at various terms from 2004 through 2008 with some containing renewal options through 2025.

         The Company is involved in litigation arising from the normal course of business. In management's opinion, this litigation is not expected to materially impact the Company's consolidated results of operations or financial condition.


NOTE 9. ACQUISITIONS AND DISPOSITIONS

In 2001, the Company acquired Your "other" Warehouse and TotalHOME de Mexico, S.A. de C.V. These acquisitions were accounted for under the purchase method of accounting.

         In October 2001, the Company sold all of the assets of The Home Depot Chile S.A., resulting in a gain of $31 million included in selling and store operating expenses.

         On February 18, 2002, the Company sold all of the assets of The Home Depot Argentina S.R.L. In connection with the sale, the Company received proceeds comprised of cash and secured notes. An impairment charge of $45 million was recorded in selling and store operating expenses in fiscal 2001 to write down the net assets of The Home Depot Argentina S.R.L. to fair value.

         During fiscal 2000, Maintenance Warehouse, a wholly-owned subsidiary of the Company, acquired N-E Thing Supply Company, Inc. The Company acquired Apex Supply Company, Inc. and Georgia Lighting, Inc. in fiscal 1999. These acquisitions were recorded under the purchase method of accounting.

         Pro forma results of operations for fiscal years 2001, 2000 and 1999 would not be materially different as a result of the acquisitions discussed above and therefore are not presented.


NOTE 10. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the quarterly results of operations for the fiscal years ended February 3, 2002 and January 28, 2001 (dollars in millions, except per share data):


                                                           Increase
                                                          (Decrease)                                   Basic         Diluted
                                                        In Comparable      Gross          Net         Earnings      Earnings
                                          Net Sales      Store Sales       Profit      Earnings      Per Share      Per Share
-----------------------------------------------------------------------------------------------------------------------------
Fiscal year ended February 3, 2002:
    First quarter                           $12,200          (3)%         $ 3,655        $  632        $0.27          $0.27
    Second quarter                           14,576           1%            4,326           924         0.40           0.39
    Third quarter                            13,289           0%            4,010           778         0.33           0.33
    Fourth quarter                           13,488           5%            4,156           710         0.30           0.30
-----------------------------------------------------------------------------------------------------------------------------
       Fiscal year                          $53,553           0%          $16,147        $3,044        $1.30          $1.29
                                            =================================================================================
Fiscal year ended January 28, 2001:
    First quarter                           $11,112           7%          $ 3,274        $  629        $0.27          $0.27
    Second quarter                           12,618           6%            3,739           838         0.36           0.36
    Third quarter                            11,545           4%            3,450           650         0.28           0.28
    Fourth quarter                           10,463           0%            3,217           465         0.20           0.20
-----------------------------------------------------------------------------------------------------------------------------
       Fiscal year                          $45,738           4%          $13,681        $2,581        $1.11          $1.10
                                            =================================================================================


Note: The quarterly data may not sum to fiscal year totals due to rounding.



34   The Home Depot, Inc. and Subsidiaries

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements presented in this Annual Report have been prepared with integrity and objectivity and are the responsibility of the management of The Home Depot, Inc. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and properly reflect certain estimates and judgments based upon the best available information.

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

         The Audit Committee of the Board of Directors, consisting solely of outside directors, meets five times a year with the independent auditors, the internal auditors and representatives of management to discuss auditing and financial reporting matters. The Audit Committee, acting on behalf of the stockholders, maintains an ongoing appraisal of the internal accounting controls, the activities of the outside auditors and internal auditors and the financial condition of the Company. Both the Company's independent auditors and the internal auditors have free access to the Audit Committee.


/s/ Carol B. Tome

Carol B. Tome
Executive Vice President and
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
The Home Depot, Inc.:

We have audited the accompanying consolidated balance sheets of The Home Depot, Inc. and subsidiaries as of February 3, 2002 and January 28, 2001 and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended February 3, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Home Depot, Inc. and subsidiaries as of February 3, 2002 and January 28, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended February 3, 2002 in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP

Atlanta, Georgia
February 26, 2002



                                     The Home Depot, Inc. and Subsidiaries    35