Form 10-K, Exhibit 13
period 2003-02-02
HOME DEPOT INC
filed 2003-04-21
CIK 354950

                                                                               .
                                                                               .
                                                                               .
2002 FINANCIAL REVIEW



[HOME DEPOT LOGO]




Management's Discussion and Analysis
    of Results of Operations and Financial Condition          22
Consolidated Statements of Earnings                           28
Consolidated Balance Sheets                                   29
Consolidated Statements of Stockholders' Equity
    and Comprehensive Income                                  30
Consolidated Statements of Cash Flows                         31
Notes to Consolidated Financial Statements                    32
Management's Responsibility for Financial Statements          41
Independent Auditors' Report                                  41
10-Year Summary of Financial and Operating Results            42
Corporate and Stockholder Information                         44
Board of Directors and Executive Officers                     45



                                      THE HOME DEPOT, INC. 2002 ANNUAL REPORT 21

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

THE HOME DEPOT, INC. AND SUBSIDIARIES


SELECTED CONSOLIDATED STATEMENTS OF EARNINGS DATA

The data below reflect selected sales data, the percentage relationship between sales and major categories in the Consolidated Statements of Earnings and the percentage change in the dollar amounts of each of the items.


                                                                                                         Percentage
                                                                                                          Increase
                                                                      Fiscal                           (Decrease) In
                                                                      Year(1)                          Dollar Amounts
--------------------------------------------------------------------------------------------------------------------------
                                                                                                      2002         2001
                                                     2002              2001             2000        vs. 2001     vs. 2000
--------------------------------------------------------------------------------------------------------------------------
NET SALES                                             100.0%            100.0%          100.0%         8.8%        17.1%
GROSS PROFIT                                           31.1              30.2            29.9         12.1         18.0
Operating Expenses:
  Selling and Store Operating                          19.2              19.0            18.6         10.0         19.4
  Pre-Opening                                           0.2               0.2             0.3        (17.9)       (17.6)
  General and Administrative                            1.7               1.7             1.8          7.2         12.0
--------------------------------------------------------------------------------------------------------------------------
    Total Operating Expenses                           21.1              20.9            20.7          9.5         18.2
--------------------------------------------------------------------------------------------------------------------------
    OPERATING INCOME                                   10.0               9.3             9.2         18.2         17.7
Interest Income (Expense):
  Interest and Investment Income                        0.1               0.1             0.1         49.1         12.8
  Interest Expense                                     (0.0)             (0.1)           (0.1)        32.1         33.3
--------------------------------------------------------------------------------------------------------------------------
    Interest, net                                       0.1                --              --         68.0         (3.8)
--------------------------------------------------------------------------------------------------------------------------
    EARNINGS BEFORE PROVISION FOR
     INCOME TAXES                                      10.1               9.3             9.2         18.5         17.5
Provision for Income Taxes                              3.8               3.6             3.6         15.4         16.9
--------------------------------------------------------------------------------------------------------------------------
    NET EARNINGS                                        6.3%              5.7%            5.6%        20.4%        17.9%
--------------------------------------------------------------------------------------------------------------------------
SELECTED SALES DATA(2)
Number of Transactions (000s)                     1,160,994         1,090,975         936,519          6.4%        16.5%
Average Sale per Transaction                     $    49.43        $    48.64        $  48.65          1.6           --
Weighted Average Weekly Sales per
 Operating Store                                 $  772,000        $  812,000        $864,000         (4.9)        (6.0)
Weighted Average Sales per Square Foot(3)        $   370.21        $   387.93        $ 414.68         (4.6)        (6.5)
--------------------------------------------------------------------------------------------------------------------------


(1) Fiscal years 2002, 2001 and 2000 refer to the fiscal years ended February 2, 2003, February 3, 2002 and January 28, 2001, respectively. Fiscal years 2002 and 2000 include 52 weeks, while fiscal year 2001 includes 53 weeks.

(2) Includes all retail locations in excess of 50,000 square feet and, therefore, excludes Apex Supply Company, Georgia Lighting, Maintenance Warehouse, Your "other" Warehouse, Designplace Direct (formerly National Blinds and Wallpaper) and HD Builder Solutions Group locations.

(3) Adjusted to reflect the first 52 weeks of the 53-week fiscal year in 2001.


FORWARD-LOOKING STATEMENTS

Certain statements made herein regarding implementation of store initiatives, store openings, capital expenditures and the effect of adopting certain accounting standards constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are subject to various risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations. These risks and uncertainties include, but are not limited to, fluctuations in and the overall condition of the U.S. economy, stability of costs and availability of sourcing channels, conditions affecting new store development, our ability to implement new technologies and processes, our ability to attract, train and retain highly-qualified associates, unanticipated weather conditions, the impact of competition and the effects of regulatory and litigation matters. You should not place undue reliance on such forward-looking statements as such statements speak only as of the date on which they are made. Additional information concerning these and other risks and uncertainties is contained in our periodic filings with the Securities and Exchange Commission.


RESULTS OF OPERATIONS

For an understanding of the significant factors that influenced our performance during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements and the notes to consolidated financial statements presented in this annual report.


22 THE HOME DEPOT, INC. 2002 ANNUAL REPORT

FISCAL YEAR ENDED FEBRUARY 2, 2003 ("FISCAL 2002") COMPARED TO FISCAL YEAR ENDED FEBRUARY 3, 2002 ("FISCAL 2001")

Fiscal 2002 included 52 weeks as compared to 53 weeks in fiscal 2001. Net sales for fiscal 2002 increased 8.8% to $58.2 billion from $53.6 billion in fiscal 2001. This increase was attributable to the 203 new stores opened during fiscal 2002 and full year sales from the 204 new stores opened during fiscal 2001. The increase was partially offset by the net sales attributable to the additional week in fiscal 2001 of $880 million.

         Comparable store-for-store sales were flat in fiscal 2002, reflecting a number of internal and external factors. In the spring and early summer, we experienced some inventory out-of-stock positions as we transitioned through our new in-store Service Performance Improvement ("SPI") initiative, in which our stores handle and receive inventory at night. In addition, comparable store-for-store sales were negatively impacted by the level of merchandise resets implemented throughout the year, which disrupted in-store service and had a negative impact on our customers' experience in our stores. Kitchen and bath, plumbing and paint categories experienced strong comparable store-for-store sales growth for the year, which offset price deflation and the resulting comparable store-for-store sales decline in commodity categories such as lumber.

         In order to meet our customer service objectives, we strategically open stores near market areas served by existing strong performing stores ("cannibalize") to enhance service levels, gain incremental sales and increase market penetration. As of the end of fiscal 2002, certain new stores cannibalized 21% of our existing stores and we estimate that store cannibalization reduced total comparable store-for-store sales by approximately 4%, or about the same percentage as in the prior year. As we heavily cannibalized our most productive divisions, the weighted average weekly sales per store decreased during fiscal 2002 to $772,000 from $812,000 in the prior year. Additionally, we believe that our sales performance has been, and could continue to be, negatively impacted by the level of competition that we encounter in various markets. However, due to the highly-fragmented U.S. home improvement industry, in which we estimate our market share is approximately 10%, measuring the impact on our sales by our competitors is extremely difficult.

         During fiscal 2002, we continued the implementation or expansion of a number of in-store initiatives. We believe these initiatives will increase customer loyalty and operating efficiencies as they are fully implemented in the stores. The professional business customer ("Pro") initiative adds programs to our stores to enhance service levels to the Pro customer base. As of the end of fiscal 2002, the Pro initiative was in 1,135 stores or 74% of total stores, compared to 535 stores or 40% of total stores as of the end of fiscal 2001. This initiative is still in its early stages as approximately half of our stores implemented the Pro initiative in fiscal 2002. We expect to add the Pro initiative to an additional 204 stores by the end of fiscal 2003. As the Pro initiative matures within the stores in which it has been implemented, we expect to generate improvements in operating performance.

         We continued to implement the Appliance initiative which was started in the third quarter of fiscal 2001. The Appliance initiative offers customers an assortment of in-stock name brand appliances, including General Electric(R) and Maytag(R), and offers the ability to special order over 2,300 additional related products through computer kiosks located in the stores. In the stores which have implemented the Appliance initiative, we have enhanced the offering of appliances through 1,500 to 2,000 square feet of dedicated appliance selling space. Comparable store-for-store sales in the appliance category increased by approximately 23% in fiscal 2002. The Appliance initiative was in 743 or 48% of our stores as of the end of fiscal 2002, compared to 73 or 5% of our stores as of the end of fiscal 2001. We expect to add the Appliance initiative to an additional 671 stores by the end of fiscal 2003.

         We also continued to implement our Designplace initiative. This initiative offers an enhanced shopping experience to our design and decor customers by providing personalized service from specially-trained associates and an enhanced merchandise selection in an attractive setting. Although the Designplace initiative is in its early stages, stores generally show a positive sales trend after implementation. The Designplace initiative was in 873 or 57% of our stores as of the end of fiscal 2002, compared to 205 or 15% of our stores as of the end of fiscal 2001. We expect to add the Designplace initiative to an additional 556 stores by the end of fiscal 2003.

         In addition, we continued to drive our services programs, which focus primarily on providing products and services to our do-it-for-me customers. These programs are offered through Home Depot and EXPO Design Center stores. We also arrange for the provision of flooring installation services to homebuilders through HD Builder Solutions Group, Inc. Net service revenues for fiscal 2002 increased 25% to $2.0 billion from $1.6 billion for fiscal 2001.

         Gross profit as a percent of sales was 31.1% for fiscal 2002 compared to 30.2% for fiscal 2001. The rate increase was attributable to a reduction in the cost of merchandise sold which resulted from centralized purchasing, as we continued rationalizing vendor and sku assortments. Enhanced inventory control, resulting in lower shrink levels, and an increase in direct import penetration to 8% in fiscal 2002 from 6% in fiscal 2001 also positively impacted the gross profit rate.

         Operating expenses as a percent of sales were 21.1% for fiscal 2002 compared to 20.9% for fiscal 2001. Included in operating expenses are selling and store operating expenses which, as a percent of sales, increased to 19.2% in fiscal 2002 from 19.0% in fiscal 2001. The increase in selling and store


                                      THE HOME DEPOT, INC. 2002 ANNUAL REPORT 23
operating expenses was primarily attributable to higher costs associated with merchandise resets and store renovations as we invested in new signage, fixtures and general maintenance of our stores, a continued investment in store leadership positions in our stores and rising workers' compensation expense due in part to medical cost inflation. These increases were partially offset by a decrease in store payroll expense which resulted from improvement in labor productivity and effective wage rate management.

         Pre-opening expenses as a percent of sales were 0.2% for both fiscal 2002 and fiscal 2001. We opened 203 new stores in fiscal 2002 as compared to 204 new stores in fiscal 2001.

         General and administrative expenses as a percent of sales were 1.7% for both fiscal 2002 and fiscal 2001.

         Interest and investment income as a percent of sales was 0.1% for both fiscal 2002 and 2001. Interest expense as a percent of sales was 0.0% for fiscal 2002 and 0.1% for fiscal 2001.

         Our combined federal and state effective income tax rate decreased to 37.6% for fiscal 2002 from 38.6% for fiscal 2001. The decrease in fiscal 2002 was attributable to higher tax credits and a lower effective state income tax rate compared to fiscal 2001.

FISCAL 2001 COMPARED TO FISCAL YEAR ENDED JANUARY 28, 2001 ("FISCAL 2000")

Fiscal 2001 included 53 weeks as compared to 52 weeks in fiscal 2000. Net sales for fiscal 2001 increased 17.1% to $53.6 billion from $45.7 billion in fiscal 2000. This increase was attributable to, among other things, the 204 new stores opened during fiscal 2001 and full year sales from the 204 new stores opened during fiscal 2000. Approximately $880 million of the increase in sales was attributable to the additional week in fiscal 2001. Comparable store-for-store sales were flat in fiscal 2001 due to the weak economic environment resulting from certain factors including, but not limited to, low consumer confidence and high unemployment.

         Gross profit as a percent of sales was 30.2% for fiscal 2001 compared to 29.9% for fiscal 2000. The rate increase was primarily attributable to a lower cost of merchandise resulting from product line reviews, purchasing synergies created by our newly centralized merchandising structure and an increase in the number of tool rental centers from 342 at the end of fiscal 2000 to 466 at the end of fiscal 2001.

         Operating expenses as a percent of sales were 20.9% for fiscal 2001 compared to 20.7% for fiscal 2000. Included in operating expenses are selling and store operating expenses which, as a percent of sales, increased to 19.0% in fiscal 2001 from 18.6% in fiscal 2000. The increase was primarily attributable to growth in store occupancy costs resulting from higher depreciation and property taxes due to our investment in new stores, combined with increased energy costs. Also, credit card transaction fees were higher than the prior year due to increased penetration of total credit sales. These increases were partially offset by a decrease in store payroll expense due to an improvement in labor productivity which resulted from initiatives inside the store and new systems enhancements.

         Store initiatives included our SPI initiative which was introduced to every Home Depot store in fiscal 2001. Under SPI our stores receive and handle inventory at night, allowing our associates to spend more time with customers during peak selling hours. In addition, our Pro program was in 535 of our Home Depot stores at the end of fiscal 2001, providing dedicated store resources to serve the specific needs of professional customers.

         Pre-opening expenses as a percent of sales were 0.2% for fiscal 2001 and 0.3% for fiscal 2000. We opened 204 new stores in both fiscal 2001 and 2000. The decrease was primarily due to shorter pre-opening periods as we re-engineered our store opening process.

         General and administrative expenses as a percent of sales were 1.7% for fiscal 2001 compared to 1.8% for fiscal 2000. This decrease was primarily due to cost savings associated with the reorganization of certain components of our organizational structure, such as the centralization of our merchandising organization and our focus on expense control in areas such as travel.

         Interest and investment income as a percent of sales was 0.1% for both fiscal 2001 and 2000. Interest expense as a percent of sales was 0.1% for both fiscal 2001 and 2000.

         Our combined federal and state effective income tax rate decreased to 38.6% for fiscal 2001 from 38.8% for fiscal 2000. The decrease in fiscal 2001 was attributable to higher tax credits and a lower effective state income tax rate compared to fiscal 2000.


LIQUIDITY AND CAPITAL RESOURCES

Cash flow generated from operations provides us with a significant source of liquidity. For fiscal 2002, cash provided by operations decreased to $4.8 billion from $6.0 billion in fiscal 2001. The decrease was primarily due to a 7.9% increase in average inventory per store resulting from our focus on improving our in-stock position in fiscal 2002.

         During fiscal 2002, we experienced a significant growth in days payable outstanding to 42 days at the end of fiscal 2002 from 34 days at the end of fiscal 2001. The growth in days payable is the result of our efforts to move our payment terms to industry averages. We have realized the majority of the benefit from our renegotiated payment terms.


24 THE HOME DEPOT, INC. 2002 ANNUAL REPORT

         Cash used in investing activities decreased to $2.9 billion in fiscal 2002 from $3.5 billion in fiscal 2001. Capital expenditures decreased to $2.7 billion in fiscal 2002 from $3.4 billion in fiscal 2001. This decrease was due primarily to a shift in the timing of spending for future store openings. We opened 203 new stores in fiscal 2002 compared to 204 new stores in fiscal 2001. We own 195 and 188 of the stores opened in fiscal 2002 and fiscal 2001, respectively, and lease the remainder.

         We plan to open 206 stores in fiscal 2003, including 6 Home Depot Landscape Supply stores, and expect total capital expenditures to be approximately $4.0 billion, which includes a higher level of investment in store remodeling, technology and other initiatives as compared to fiscal 2002.

         Cash used in financing activities in fiscal 2002 was $2.2 billion compared with $173 million in fiscal 2001. This change is primarily due to the repurchase of approximately 68.6 million shares of our common stock for $2 billion, pursuant to the Share Repurchase Program approved by our Board of Directors in July 2002.


         We have a commercial paper program that allows borrowings for up to a maximum of $1 billion. As of February 2, 2003, there were no borrowings outstanding under the program. In connection with the program, we have a back-up credit facility with a consortium of banks for up to $800 million. The credit facility, which expires in September 2004, contains various restrictive covenants, none of which are expected to impact our liquidity or capital resources.

         We use capital and operating leases, as well as three off-balance sheet leases created under structured financing arrangements, to finance about 22% of our real estate. The net present value of capital lease obligations is reflected in our Consolidated Balance Sheets in Long-Term Debt. The three off-balance sheet leases were created to purchase land and fund the construction of certain stores, office buildings and distribution centers. Two of these lease agreements involve a special purpose entity ("SPE") which meets the criteria for non-consolidation established by generally accepted accounting principles and is not owned by or affiliated with our Company, management or officers. Operating and off-balance sheet leases are not reflected in our Consolidated Balance Sheets in accordance with generally accepted accounting principles.

         As of the end of fiscal 2002, our long-term debt-to-equity ratio was 6.7%. If the estimated net present value of future payments under the operating and off-balance sheet leases were capitalized, our long-term debt-to-equity ratio would increase to 28.5%.

         The following table summarizes our significant contractual obligations and commercial commitments as of February 2, 2003 (amounts in millions):

                                                   Payments Due By Fiscal Year
                                 -----------------------------------------------------------------
Contractual Obligations(1)        Total            2003       2004-2005    2006-2007    Thereafter
                                 ------            ----       ---------    ---------    ----------
Long-Term Debt                   $1,051            $  2          $502          $502        $   45
Capital Lease Obligations           834              44            89            93           608
Operating Leases                  7,308             541           988           864         4,915


                                            Amount of Commitment Expiration Per Fiscal Year
                                 -----------------------------------------------------------------
Commercial Commitments(2)         Total            2003       2004-2005    2006-2007    Thereafter
                                 ------            ----       ---------    ---------    ----------
Letters of Credit                 $ 930            $921          $  9        $ --        $  --
Guarantees                          799              --            72         504          223

(1) Contractual obligations include long-term debt comprised primarily of $1 billion of Senior Notes further discussed in "Quantitative and Qualitative Disclosures about Market Risk" and future minimum lease payments under capital and operating leases, which include off-balance sheet leases, used in the normal course of business.

(2) Commercial commitments include letters of credit for certain business transactions and guarantees provided under the off-balance sheet leases. We issue letters of credit for insurance programs, import purchases and construction contracts. Under the three off-balance sheet leases for certain stores, office buildings and distribution centers, we have provided residual value guarantees. The estimated maximum amount of the residual value guarantees at the end of the leases is $799 million. The leases expire at various dates during fiscal 2005 through 2008 with two of the leases having an option to renew through 2025. Events or circumstances that would require us to perform under the guarantees include 1) our default on the leases with the assets being sold for less than the initial book value, or 2) we decide not to purchase the assets at the end of the leases and the sale of the assets results in proceeds less than the initial book value of the assets. Our guarantees are limited to 82% of the initial book value of the assets. The expiration dates of the residual value guarantees as disclosed in the table above are based on the expiration of the leases; however, the expiration dates will change if the leases are renewed.


                                      THE HOME DEPOT, INC. 2002 ANNUAL REPORT 25

         As of February 2, 2003, we had approximately $2.3 billion in cash and short-term investments. We believe that our current cash position, cash flow generated from operations, funds available from the $1 billion commercial paper program and the ability to obtain alternate sources of financing should be sufficient to enable us to complete our capital expenditure programs through the next several fiscal years.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk results primarily from fluctuations in interest rates. Although we have international operating entities, our exposure to foreign currency rate fluctuations is not significant to our financial condition and results of operations. Our objective for holding derivative instruments is primarily to decrease the volatility of earnings and cash flow associated with fluctuations in interest rates.

         We have financial instruments that are sensitive to changes in interest rates. These instruments include primarily fixed rate debt. As of February 2, 2003, we had $500 million of 5 3/8% Senior Notes and $500 million of 6 1/2% Senior Notes outstanding. The market values of the publicly traded 5 3/8% and 6 1/2% Senior Notes as of February 2, 2003, were approximately $538 million and $537 million, respectively. We have an interest rate swap agreement, with the notional amount of $300 million, that swaps fixed rate interest on $300 million of our $500 million 5 3/8% Senior Notes for a variable interest rate equal to LIBOR plus 30 basis points and expires on April 1, 2006.

IMPACT OF INFLATION AND CHANGING PRICES

Although we cannot accurately determine the precise effect of inflation on operations, we do not believe inflation has had a material effect on sales or results of operations.


CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements. The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

         REVENUE RECOGNITION

         We recognize revenue, net of estimated returns, at the time the customer takes possession of the merchandise or receives services. We estimate the liability for sales returns based on our historical return levels. The methodology used is consistent with other retailers. We believe that our estimate for sales returns is an accurate reflection of future returns. When we receive payment from customers before the customer has taken possession of the merchandise or the service has been performed, the amount received is recorded in Deferred Revenue in the accompanying Consolidated Balance Sheets.

         INVENTORY

         Our inventory is stated at the lower of cost (first-in, first-out) or market, with approximately 93% valued under the retail method and the remainder under the cost method. Retailers with many different types of merchandise at low unit cost with a large number of transactions frequently use the retail method. Under the retail method, inventory is stated at cost which is determined by applying a cost-to-retail ratio to the ending retail value of inventory. As our inventory retail value is adjusted regularly to reflect market conditions, our inventory methodology approximates the lower of cost or market. Accordingly, there were no significant valuation reserves related to our inventory as of February 2, 2003 and February, 2002. In addition, we reduce our ending inventory value for estimated losses related to shrink. This estimate is determined based upon analysis of historical shrink losses and recent shrink trends.

         SELF INSURANCE

         We are self-insured for certain losses related to general liability, product liability, workers' compensation and medical claims. Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed by management and third party actuaries on a quarterly basis to ensure that the liability is appropriate. While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity or frequency of claims, medical cost inflation, or fluctuations in premiums, differ from our estimates, our results of operations could be impacted.

CHANGE IN ACCOUNTING FOR STOCK-BASED COMPENSATION

During fiscal 2002 and all fiscal years prior, we elected to account for our stock-based compensation plans under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," which requires the recording of compensation expense for some, but not all, stock-based compensation, rather than the alternative accounting permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

         In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," was issued, which provides three alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation in accordance with SFAS No. 123.


26 THE HOME DEPOT, INC. 2002 ANNUAL REPORT

Effective February 3, 2003, we adopted the fair value method of recording compensation expense related to all stock options granted after February 2, 2003, in accordance with SFAS Nos. 123 and 148. Accordingly, the fair value of stock options as determined on the date of grant using the Black-Scholes option-pricing model will be expensed over the vesting period of the related stock options. The estimated negative impact on diluted earnings per share is approximately $.02 for fiscal 2003. The actual impact may differ from this estimate as the estimate is based upon a number of factors including, but not limited to, the number of stock options granted and the fair value of the stock options on the date of grant.


RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires consolidation of a variable interest entity if a company's variable interest absorbs a majority of the entity's losses or receives a majority of the entity's expected residual returns, or both. We do not have a variable interest in the SPE created as part of our off-balance sheet structured financing arrangements and, therefore, we are not required to consolidate the SPE. We do not expect Interpretation No. 46 to have any impact on our consolidated financial statements.

         In January 2003, the Emerging Issues Task Force issued EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," which states that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of Cost of Merchandise Sold when recognized in our Consolidated Statements of Earnings. That presumption is overcome when the consideration is either a reimbursement of specific, incremental, identifiable costs incurred to sell the vendor's products, or a payment for assets or services delivered to the vendor. EITF 02-16 is effective for arrangements entered into after December 31, 2002. We are currently assessing the impact of the adoption of EITF 02-16 and do not expect the adoption to materially impact net earnings in fiscal 2003. We do, however, expect that certain payments received from our vendors that are currently reflected as a reduction in advertising expense, which is classified as Selling and Store Operating Expense, will be reclassified as a reduction of Cost of Merchandise Sold.

         In December 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which provides for additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations and requires, under certain circumstances, a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. We have adopted the disclosure requirements for the fiscal year ended February 2, 2003. We do not expect the recognition and measurement provisions of Interpretation No. 45 for guarantees issued or modified after December 31, 2002, to have a material impact on our consolidated financial statements.


                                      THE HOME DEPOT, INC. 2002 ANNUAL REPORT 27

CONSOLIDATED STATEMENTS OF EARNINGS

THE HOME DEPOT, INC. AND SUBSIDIARIES



                                                                     Fiscal Year Ended(1)
                                                    -------------------------------------------------
                                                    February 2,        February 3,       January 28,
amounts in millions, except per share data             2003               2002               2001
----------------------------------------------------------------------------------------------------
NET SALES                                             $ 58,247           $ 53,553           $ 45,738
Cost of Merchandise Sold                                40,139             37,406             32,057
----------------------------------------------------------------------------------------------------
  GROSS PROFIT                                          18,108             16,147             13,681
Operating Expenses:
  Selling and Store Operating                           11,180             10,163              8,513
  Pre-Opening                                               96                117                142
  General and Administrative                             1,002                935                835
----------------------------------------------------------------------------------------------------
      Total Operating Expenses                          12,278             11,215              9,490
----------------------------------------------------------------------------------------------------
  OPERATING INCOME                                       5,830              4,932              4,191
Interest Income (Expense):
  Interest and Investment Income                            79                 53                 47
  Interest Expense                                         (37)               (28)               (21)
----------------------------------------------------------------------------------------------------
    Interest, net                                           42                 25                 26
----------------------------------------------------------------------------------------------------
  EARNINGS BEFORE PROVISION FOR INCOME TAXES             5,872              4,957              4,217
Provision for Income Taxes                               2,208              1,913              1,636
----------------------------------------------------------------------------------------------------
  NET EARNINGS                                        $  3,664           $  3,044           $  2,581
----------------------------------------------------------------------------------------------------
Weighted Average Common Shares                           2,336              2,335              2,315
BASIC EARNINGS PER SHARE                              $   1.57           $   1.30           $   1.11
----------------------------------------------------------------------------------------------------
Diluted Weighted Average Common Shares                   2,344              2,353              2,352
DILUTED EARNINGS PER SHARE                            $   1.56           $   1.29           $   1.10
----------------------------------------------------------------------------------------------------


(1) Fiscal years ended February 2, 2003 and January 28, 2001 include 52 weeks. Fiscal year ended February 3, 2002 includes 53 weeks.

See accompanying notes to consolidated financial statements.


28 THE HOME DEPOT, INC. 2002 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

THE HOME DEPOT, INC. AND SUBSIDIARIES



                                                                   February 2,       February 3,
amounts in millions, except per share data                            2003               2002
------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and Cash Equivalents                                          $  2,188           $  2,477
  Short-Term Investments, including current maturities
    of long-term investments                                               65                 69
  Receivables, net                                                      1,072                920
  Merchandise Inventories                                               8,338              6,725
  Other Current Assets                                                    254                170
------------------------------------------------------------------------------------------------
    Total Current Assets                                               11,917             10,361
------------------------------------------------------------------------------------------------
Property and Equipment, at cost:
  Land                                                                  5,560              4,972
  Buildings                                                             9,197              7,698
  Furniture, Fixtures and Equipment                                     4,074              3,403
  Leasehold Improvements                                                  872                750
  Construction in Progress                                                724              1,049
  Capital Leases                                                          306                257
------------------------------------------------------------------------------------------------
                                                                       20,733             18,129
  Less Accumulated Depreciation and Amortization                        3,565              2,754
------------------------------------------------------------------------------------------------
    Net Property and Equipment                                         17,168             15,375
------------------------------------------------------------------------------------------------
Notes Receivable                                                          107                 83
Cost in Excess of the Fair Value of Net Assets Acquired,
  net of accumulated amortization of $50 at
  February 2, 2003 and $49 at February 3, 2002                            575                419
Other Assets                                                              244                156
------------------------------------------------------------------------------------------------
                                                                     $ 30,011           $ 26,394
------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts Payable                                                   $  4,560           $  3,436
  Accrued Salaries and Related Expenses                                   809                717
  Sales Taxes Payable                                                     307                348
  Deferred Revenue                                                        998                851
  Income Taxes Payable                                                    227                211
  Other Accrued Expenses                                                1,134                938
------------------------------------------------------------------------------------------------
    Total Current Liabilities                                           8,035              6,501
------------------------------------------------------------------------------------------------
Long-Term Debt, excluding current installments                          1,321              1,250
Other Long-Term Liabilities                                               491                372
Deferred Income Taxes                                                     362                189

STOCKHOLDERS' EQUITY
  Common Stock, par value $0.05; authorized: 10,000 shares,
    issued and outstanding 2,362 shares at February 2, 2003
    and 2,346 shares at February 3, 2002                                  118                117
  Paid-in Capital                                                       5,858              5,412
  Retained Earnings                                                    15,971             12,799
  Accumulated Other Comprehensive Loss                                    (82)              (220)
  Unearned Compensation                                                   (63)               (26)
  Treasury Stock, at cost, 69 shares at February 2, 2003               (2,000)                --
------------------------------------------------------------------------------------------------
    Total Stockholders' Equity                                         19,802             18,082
------------------------------------------------------------------------------------------------
                                                                     $ 30,011           $ 26,394
------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


                                      THE HOME DEPOT, INC. 2002 ANNUAL REPORT 29

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

THE HOME DEPOT, INC. AND SUBSIDIARIES



                                                                                             Accumulated
                                                                                                Other
                                                     Common Stock    Paid-In    Retained    Comprehensive
amounts in millions, except per share data        Shares    Amount   Capital    Earnings     Income (Loss)
------------------------------------------        ------    ------   -------    --------     -------------

BALANCE, JANUARY 30, 2000                          2,304     $115     $4,319     $  7,941      $ (27)
                                                   =====    =====     ======     ========      =====
Net Earnings                                          --       --         --        2,581         --
Shares Issued Under Employee
 Stock Purchase and Option Plans                      20        1        348           --         --
Tax Effect of Sale of Option Shares
 by Employees                                         --       --        137           --         --
Translation Adjustments                               --       --         --           --        (40)
Stock Compensation Expense                            --       --          6           --         --
Cash Dividends ($0.16 per share)                      --       --         --         (371)        --
Comprehensive Income
                                                   -----    -----     ------     --------      -----
BALANCE, JANUARY 28, 2001                          2,324     $116     $4,810     $ 10,151      $ (67)
                                                   =====    =====     ======     ========      =====
Net Earnings                                          --       --         --        3,044         --
Shares Issued Under Employee
  Stock Purchase and Option Plans                     22        1        448           --         --
Tax Effect of Sale of Option Shares
  by Employees                                        --       --        138           --         --
Translation Adjustments                               --       --         --           --       (124)
Unrealized Loss on Derivative                         --       --         --           --        (29)
Stock Compensation Expense                            --       --         16           --         --
Cash Dividends ($0.17 per share)                      --       --         --         (396)        --
Comprehensive Income
                                                   -----    -----     ------     --------      -----
BALANCE, FEBRUARY 3, 2002                          2,346     $117     $5,412     $ 12,799      $(220)
                                                   =====    =====     ======     ========      =====

Net Earnings                                          --       --         --        3,664         --
Shares Issued Under Employee
  Stock Purchase and Option Plans                     16        1        366           --         --
Tax Effect of Sale of Option Shares
  by Employees                                        --       --         68           --         --
Translation Adjustments                               --       --         --           --        109
Realized Loss on Derivative                           --       --         --           --         29
Stock Compensation Expense                            --       --         12           --         --
Repurchase of Common Stock                            --       --         --           --         --
Cash Dividends ($0.21 per share)                      --       --         --         (492)        --
Comprehensive Income
                                                   -----    -----     ------     --------      -----
BALANCE, FEBRUARY 2, 2003                          2,362     $118     $5,858     $ 15,971      $ (82)
                                                   =====    =====     ======     ========      =====


                                                                                          Total
                                                   Treasury Stock        Unearned      Stockholders'     Comprehensive
                                                 Shares      Amount   Compensation       Equity            Income(1)
                                                 -------    -------   ------------    -------------     -------------
BALANCE, JANUARY 30, 2000                           --      $    --      $ (7)          $ 12,341
                                                 =====      =======     =====           ========
Net Earnings                                        --           --        --              2,581           $ 2,581
Shares Issued Under Employee
 Stock Purchase and Option Plans                    --           --         1                350
Tax Effect of Sale of Option Shares
 by Employees                                       --           --        --                137
Translation Adjustments                             --           --        --                (40)              (40)
Stock Compensation Expense                          --           --        --                  6
Cash Dividends ($0.16 per share)                    --           --        --               (371)
                                                                                                           -------
Comprehensive Income                                                                                       $ 2,541
                                                ------      -------      ----           --------           -------
BALANCE, JANUARY 28, 2001                           --      $    --      $ (6)          $ 15,004
                                                ======      =======      ====           ========
Net Earnings                                        --           --        --              3,044           $ 3,044
Shares Issued Under Employee
  Stock Purchase and Option Plans                   --           --       (20)               429
Tax Effect of Sale of Option Shares
  by Employees                                      --           --        --                138
Translation Adjustments                             --           --        --               (124)             (124)
Unrealized Loss on Derivative                       --           --        --                (29)              (18)
Stock Compensation Expense                          --           --        --                 16
Cash Dividends ($0.17 per share)                    --           --        --               (396)
                                                                                                           -------
Comprehensive Income                                                                                       $ 2,902
                                                ------      -------      ----           --------           -------
BALANCE, FEBRUARY 3, 2002                           --      $    --      $(26)          $ 18,082
                                                ======      =======      ====           ========
Net Earnings                                        --           --        --              3,664           $ 3,664
Shares Issued Under Employee
  Stock Purchase and Option Plans                   --           --       (37)               330
Tax Effect of Sale of Option Shares
  by Employees                                      --           --        --                 68
Translation Adjustments                             --           --        --                109               109
Realized Loss on Derivative                         --           --        --                 29                18
Stock Compensation Expense                          --           --        --                 12
Repurchase of Common Stock                         (69)      (2,000)       --             (2,000)
Cash Dividends ($0.21 per share)                    --           --        --               (492)
Comprehensive Income                                                                                       $ 3,791
                                                ------      -------      ----           --------           -------
BALANCE, FEBRUARY 2, 2003                          (69)     $(2,000)     $(63)          $ 19,802
                                                ======      =======      ====           ========

(1) Components of comprehensive income are reported net of related income taxes.

See accompanying notes to consolidated financial statements.



30 THE HOME DEPOT, INC. 2002 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

THE HOME DEPOT, INC. AND SUBSIDIARIES

                                                                                       Fiscal Year Ended(1)
                                                                           ----------------------------------------------
                                                                           February 2,      February 3,       January 28,
amounts in millions                                                           2003              2002             2001
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:
Net Earnings                                                                $ 3,664           $ 3,044           $ 2,581
Reconciliation of Net Earnings to Net Cash Provided by Operations:
  Depreciation and Amortization                                                 903               764               601
  Increase in Receivables, net                                                  (38)             (119)             (246)
  Increase in Merchandise Inventories                                        (1,592)             (166)           (1,075)
  Increase in Accounts Payable and Accrued Liabilities                        1,394             1,878               268
  Increase in Deferred Revenue                                                  147               200               486
  Increase in Income Taxes Payable                                               83               272               151
  Increase (Decrease) in Deferred Income Taxes                                  173                (6)              108
  Other                                                                          68                96               (78)
-------------------------------------------------------------------------------------------------------------------------
    Net Cash Provided by Operations                                           4,802             5,963             2,796
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures, net of $49, $5 and $16 of non-cash
  capital expenditures in fiscal 2002, 2001 and 2000, respectively           (2,749)           (3,393)           (3,558)
Payments for Businesses Acquired, net                                          (235)             (190)              (26)
Proceeds from Sales of Businesses, net                                           22                64                --
Proceeds from Sales of Property and Equipment                                   105               126                95
Purchases of Investments                                                       (583)              (85)              (39)
Proceeds from Maturities of Investments                                         506                25                30
Other                                                                            --               (13)              (32)
-------------------------------------------------------------------------------------------------------------------------
    Net Cash Used in Investing Activities                                    (2,934)           (3,466)           (3,530)
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayments) Issuances of Commercial Paper Obligations, net                      --              (754)              754
Proceeds from Long-Term Debt                                                      1               532                32
Repayments of Long-Term Debt                                                     --                --               (29)
Repurchase of Common Stock                                                   (2,000)               --                --
Proceeds from Sale of Common Stock, net                                         326               445               351
Cash Dividends Paid to Stockholders                                            (492)             (396)             (371)
-------------------------------------------------------------------------------------------------------------------------
    Net Cash (Used in) Provided by Financing Activities                      (2,165)             (173)              737
-------------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash Equivalents                      8               (14)               (4)
-------------------------------------------------------------------------------------------------------------------------
(Decrease) Increase in Cash and Cash Equivalents                               (289)            2,310                (1)
Cash and Cash Equivalents at Beginning of Year                                2,477               167               168
-------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                    $ 2,188           $ 2,477           $   167
=========================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS MADE FOR:
  Interest, net of interest capitalized                                     $    50           $    18           $    16
  Income Taxes                                                              $ 1,951           $ 1,685           $ 1,386
=========================================================================================================================

(1) Fiscal years ended February 2, 2003, and January 28, 2001, include 52 weeks. Fiscal year ended February 3, 2002, includes 53 weeks.

See accompanying notes to consolidated financial statements.


                                      THE HOME DEPOT, INC. 2002 ANNUAL REPORT 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THE HOME DEPOT, INC. AND SUBSIDIARIES

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS, CONSOLIDATION AND PRESENTATION

The Home Depot, Inc. and subsidiaries (the "Company") operate Home Depot stores, which are full-service, warehouse-style stores averaging approximately 108,000 square feet in size. The stores stock approximately 40,000 to 50,000 different kinds of building materials, home improvement supplies and lawn and garden products that are sold primarily to do-it-yourselfers, but also to home improvement contractors, tradespeople and building maintenance professionals. In addition, the Company operates EXPO Design Center stores, which offer products and services primarily related to design and renovation projects, Home Depot Landscape Supply stores which service landscape professionals and garden enthusiasts with lawn, landscape and garden products and Home Depot Supply stores serving primarily professional customers. The Company also operates one Home Depot Floor Store, a test store that offers only flooring products and installation services. At the end of fiscal 2002, the Company was operating 1,532 stores in total, which included 1,370 Home Depot stores, 52 EXPO Design Center stores, 5 Home Depot Supply stores, 3 Home Depot Landscape Supply stores and 1 Home Depot Floor Store in the United States ("U.S."); 89 Home Depot stores in Canada and 12 Home Depot stores in Mexico. Included in the Company's Consolidated Balance Sheet at February 2, 2003, were $1.2 billion of net assets of the Canada and Mexico operations.

The consolidated results include several wholly-owned subsidiaries. The Company offers facilities maintenance and repair products as well as wallpaper and custom window treatments via direct shipment through its subsidiaries, Maintenance Warehouse America Corp. and National Blinds and Wallpaper, Inc. (doing business as Designplace Direct). Georgia Lighting, Inc. is a specialty lighting designer, distributor and retailer to both commercial and retail customers. The Company offers plumbing, HVAC and other professional plumbing products through wholesale plumbing distributors Apex Supply Company, Inc. and Home Depot Your "other" Warehouse, LLC. The Company also arranges for the provision of flooring installation services to homebuilders through HD Builder Solutions Group, Inc. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.


FISCAL YEAR

The Company's fiscal year is a 52 or 53-week period ending on the Sunday nearest to January 31. Fiscal years 2002 and 2000, which ended February 2, 2003, and January 28, 2001, respectively, include 52 weeks. Fiscal year 2001, which ended February 3, 2002, includes 53 weeks.

CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are carried at fair market value and consist primarily of high-grade commercial paper, money market funds, U.S. government agency securities and tax-exempt notes and bonds.


ACCOUNTS RECEIVABLE

The Company has an agreement with a third-party service provider who manages the Company's private label credit card program and directly extends credit to customers. The Company's valuation reserve related to accounts receivable was not material as of February 2, 2003 and February 3, 2002.


MERCHANDISE INVENTORIES

The majority of the Company's inventory is stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method.

         Certain subsidiaries and distribution centers record inventories at lower of cost (first-in, first-out) or market, as determined by the cost method. These inventories represent approximately 7% of total inventory.

INVESTMENTS

The Company's investments, consisting primarily of high-grade debt securities, are recorded at fair value and are classified as available-for-sale.

INCOME TAXES

The Company provides for federal, state and foreign income taxes currently payable, as well as for those deferred due to timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal, state and foreign incentive tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date.


32 THE HOME DEPOT, INC. 2002 ANNUAL REPORT

         The Company and its eligible subsidiaries file a consolidated U.S. federal income tax return. Non-U.S. subsidiaries, which are consolidated for financial reporting purposes, are not eligible to be included in consolidated U.S. federal income tax returns. Separate provisions for income taxes have been determined for these entities. The Company intends to reinvest the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance indefinitely. Accordingly, no provision for U.S. income taxes for non-U.S. subsidiaries was recorded in the accompanying Consolidated Statements of Earnings.

DEPRECIATION AND AMORTIZATION

The Company's buildings, furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Improvements to leased assets are amortized using the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter. The Company's property and equipment is depreciated using the following estimated useful lives:


                                              Life
---------------------------------------------------
Buildings                               10-45 years
Furniture, fixtures and equipment        5-20 years
Leasehold improvements                   5-30 years
Computer equipment and software           3-5 years


REVENUES

The Company recognizes revenue, net of estimated returns, at the time the customer takes possession of merchandise or receives services. When the Company receives payment from customers before the customer has taken possession of the merchandise or the service has been performed, the amount received is recorded in Deferred Revenue in the accompanying Consolidated Balance Sheets.

SERVICE REVENUES

Total revenues include service revenues generated through a variety of installation and home maintenance programs in Home Depot and EXPO stores as well as through the Company's subsidiary, HD Builder Solutions Group, Inc. In these programs, the customer selects and purchases materials for a project and the Company provides or arranges professional installation. When the Company subcontracts the installation of a project and the subcontractor provides material as part of the installation, both the material and labor are included in service revenues. The Company recognizes this revenue when the service for the customer is completed. All payments received prior to the completion of services are recorded in Deferred Revenue in the accompanying Consolidated Balance Sheets. Net service revenues, including the impact of deferred revenue, were $2.0 billion, $1.6 billion and $1.3 billion for the fiscal years 2002, 2001 and 2000, respectively.

SELF INSURANCE

The Company is self-insured for certain losses related to general liability, product liability, workers' compensation and medical claims. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial estimates.


ADVERTISING

Television and radio advertising production costs along with media placement costs are expensed when the advertisement first appears. Included in Current Assets in the accompanying Consolidated Balance Sheets are $20 million and $15 million at the end of fiscal years 2002 and 2001, respectively, relating to prepayments of production costs for print and broadcast advertising.

     Gross advertising expense is classified as Selling and Store Operating Expenses and was $895 million, $817 million and $722 million, in fiscal years 2002, 2001 and 2000, respectively. Advertising allowances earned from vendors fully offset gross advertising expenses. In fiscal 2002, 2001 and 2000, advertising allowances exceeded gross advertising expense by $30 million, $31 million and $62 million, respectively. These excess amounts were recorded as a reduction in Cost of Merchandise Sold in the accompanying Consolidated Statements of Earnings.

SHIPPING AND HANDLING COSTS

The Company accounts for certain shipping and handling costs related to the shipment of product to customers from vendors as Cost of Merchandise Sold. However, cost of shipping and handling to customers by the Company is classified as Selling and Store Operating Expenses. The cost of shipping and handling, including internal costs and payments to third parties, classified as Selling and Store Operating Expenses was $341 million, $278 million and $226 million in fiscal years 2002, 2001 and 2000, respectively.

COST IN EXCESS OF THE FAIR VALUE OF NET ASSETS ACQUIRED

Goodwill represents the excess of purchase price over fair value of net assets acquired. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company stopped amortizing goodwill effective February 4, 2002. Amortization expense was $8 million in both fiscal 2001 and fiscal 2000. The Company assesses the recoverability of goodwill at least annually by determining whether the fair value of each reporting entity supports its carrying value. The Company completed its assessment of goodwill for fiscal 2002 and recorded an impairment charge of $1.3 million.


                                      THE HOME DEPOT, INC. 2002 ANNUAL REPORT 33

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. When the Company commits to relocate or close a location, a charge is recorded to Selling and Store Operating Expenses to write down the related assets to the estimated net recoverable value.

     In August 2002, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." In accordance with SFAS No. 146, the Company recognizes Selling and Store Operating Expense for the net present value of future lease obligations, less estimated sublease income when the location closes. Prior to the adoption of SFAS No. 146, the Company recognized this Selling and Store Operating Expense when the Company committed to a plan to relocate or close a location.

STOCK-BASED COMPENSATION

During fiscal 2002 and all fiscal years prior, the Company elected to account for its stock-based compensation plans under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," which requires the recording of compensation expense for some, but not all, stock-based compensation rather than the alternative accounting permitted by SFAS No. 123, "Accounting for Stock-Based Compensation."

     The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation (amounts in millions, except per share data):

                                     Fiscal Year Ended
                            February 2,  February 3,   January 28,
                               2003        2002            2001
------------------------------------------------------------------
Net Earnings
  As reported                 $3,664      $3,044         $2,581
  Pro forma                   $3,414      $2,800         $2,364

Basic Earnings per Share
  As reported                 $ 1.57      $ 1.30         $ 1.11
  Pro forma                   $ 1.46      $ 1.20         $ 1.02

Diluted Earnings per Share
  As reported                 $ 1.56      $ 1.29         $ 1.10
  Pro forma                   $ 1.46      $ 1.19         $ 1.01
-----------------------------------------------------------------

     In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure," was issued, which provides three alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation in accordance with SFAS No.
123. Effective February 3, 2003, the Company adopted the fair value method of recording compensation expense related to all stock options granted after February 2, 2003, in accordance with SFAS Nos. 123 and 148. Accordingly, the fair value of stock options as determined on the date of grant using the Black-Scholes option-pricing model will be expensed over the vesting period of the related stock options. The estimated negative impact on diluted earnings per share is approximately $.02 for fiscal 2003. The actual impact may differ from this estimate as the estimate is based upon a number of factors including, but not limited to, the number of stock options granted and the fair value of the stock options on the date of grant.

DERIVATIVES

The Company measures derivatives at fair value and recognizes these assets or liabilities on the Consolidated Balance Sheets. Recognition of changes in the fair value of a derivative in the Consolidated Statements of Earnings or Consolidated Statements of Stockholders' Equity and Comprehensive Income depends on the intended use of the derivative and its designation. The Company designates derivatives based upon criteria established by SFAS Nos. 133 and 138, "Accounting for Derivative Instruments and Hedging Activities." The Company's primary objective for holding derivative instruments is to decrease the volatility of earnings and cash flow associated with fluctuations in interest rates.

COMPREHENSIVE INCOME

Comprehensive income includes net earnings adjusted for certain revenues, expenses, gains and losses that are excluded from net earnings under generally accepted accounting principles. Examples include foreign currency translation adjustments and unrealized gains and losses on certain hedge transactions.

FOREIGN CURRENCY TRANSLATION

The assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are translated at the average monthly exchange rates, and equity transactions are translated using the actual rate on the day of the transaction.

USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses in preparing these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.



34 THE HOME DEPOT, INC. 2002 ANNUAL REPORT

RECLASSIFICATIONS

Certain amounts in prior fiscal years have been reclassified to conform with the presentation adopted in the current fiscal year.

2 LONG-TERM DEBT

The Company's long-term debt at the end of fiscal 2002 and fiscal 2001 consisted of the following (amounts in millions):


                                               February 2,  February 3,
                                                  2003        2002
-----------------------------------------------------------------------
6 1/2% Senior Notes; due September 15,
   2004; interest payable semi-annually
   on March 15 and September 15                  $ 500        $ 500

5 3/8% Senior Notes; due April 1, 2006;
   interest payable semi-annually
   on April 1 and October 1                        500          500

Capital Lease Obligations;
   payable in varying installments
   through May 31, 2027                            277          232

Other                                               51           23
-----------------------------------------------------------------------
Total long-term debt                             1,328        1,255
Less current installments                            7            5
-----------------------------------------------------------------------
Long-term debt, excluding current installments  $1,321       $1,250
=======================================================================

     The Company has a commercial paper program with maximum available borrowings for up to $1 billion. In connection with the program, the Company has a back-up credit facility with a consortium of banks for up to $800 million. The credit facility, which expires in September 2004, contains various restrictive covenants, none of which are expected to materially impact the Company's liquidity or capital resources.

     The Company had $500 million of 6 1/2% Senior Notes and $500 million of
5 3/8% Senior Notes outstanding as of February 2, 2003, collectively referred to as "Senior Notes." The Senior Notes may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest up to the redemption date. The redemption price is equal to the greater of (1) 100% of the principal amount of the Senior Notes to be redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest to maturity. The Senior Notes are not subject to sinking fund requirements.

     Interest Expense in the accompanying Consolidated Statements of Earnings is net of interest capitalized of $59 million, $84 million and $73 million in fiscal years 2002, 2001 and 2000, respectively. Maturities of long-term debt are $7 million for fiscal 2003, $507 million for fiscal 2004, $8 million for fiscal 2005, $509 million for fiscal 2006 and $11 million for fiscal 2007.

     As of February 2, 2003, the market values of the publicly traded 6 1/2% and 5 3/8% Senior Notes were approximately $537 million and $538 million, respectively. The estimated fair value of all other long-term borrowings, excluding capital lease obligations, approximated the carrying value of $51 million. These fair values were estimated using a discounted cash flow analysis based on the Company's incremental borrowing rate for similar liabilities.

3 INCOME TAXES

 The provision for income taxes consisted of the following (in millions):


                                               Fiscal Year Ended
                                  February 2,       February 3,     January 28,
                                     2003              2002            2001
-------------------------------------------------------------------------------
Current:
  Federal                          $ 1,679           $ 1,594           $1,267
  State                                239               265              216
  Foreign                              117                60               45
-------------------------------------------------------------------------------
                                     2,035             1,919            1,528
===============================================================================

Deferred:
  Federal                              174               (12)              98
  State                                  1                (1)               9
  Foreign                               (2)                7                1
                                       173                (6)             108
-------------------------------------------------------------------------------
Total                              $ 2,208           $ 1,913           $1,636
===============================================================================

     The Company's combined federal, state and foreign effective tax rates for fiscal years 2002, 2001 and 2000, net of offsets generated by federal, state and foreign tax incentive credits, were approximately 37.6%, 38.6% and 38.8%, respectively.


                                      THE HOME DEPOT, INC. 2002 ANNUAL REPORT 35

     A reconciliation of income tax expense at the federal statutory rate of 35% to actual tax expense for the applicable fiscal years is as follows (in millions):


                                            Fiscal Year Ended
                                 February 2,     February 3,     January 28,
                                    2003            2002            2001
---------------------------------------------------------------------------
Income taxes at federal
  statutory rate                 $ 2,055           $1,735          $1,476
State income taxes, net
 of federal income
 tax benefit                         156              172             146
Foreign rate differences              (1)               4               5
Other, net                            (2)               2               9
---------------------------------------------------------------------------
Total                            $ 2,208           $1,913          $1,636
===========================================================================

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of February 2, 2003, and February 3, 2002, were as follows (in millions):


                                                 February 2,   February 3,
                                                   2003           2002
-------------------------------------------------------------------------
Deferred Tax Assets:
  Accrued self-insurance liabilities              $ 305           $ 220
  Other accrued liabilities                          92             138
  Net loss on disposition of business                31              31
-------------------------------------------------------------------------
    Total gross deferred tax assets                 428             389
    Valuation allowance                             (31)            (31)
-------------------------------------------------------------------------
    Deferred tax assets, net of
      valuation allowance                           397             358
-------------------------------------------------------------------------
Deferred Tax Liabilities:
  Accelerated depreciation                         (571)           (492)
  Accelerated inventory deduction                  (149)             --
  Other                                             (39)            (55)
-------------------------------------------------------------------------
    Total gross deferred tax liabilities           (759)           (547)
-------------------------------------------------------------------------
Net deferred tax liability                        $(362)          $(189)
=========================================================================

     A valuation allowance existed as of February 2, 2003, and February 3, 2002, due to the uncertainty of capital loss utilization. Management believes the existing net deductible temporary differences comprising the deferred tax assets will reverse during periods in which the Company generates net taxable income.

4 EMPLOYEE STOCK PLANS

The 1997 Omnibus Stock Incentive Plan ("1997 Plan") provides that incentive stock options, non-qualified stock options, stock appreciation rights, restricted shares, performance shares, performance units and deferred shares may be issued to selected associates, officers and directors of the Company. The maximum number of shares of the Company's common stock authorized for issuance under the 1997 Plan includes the number of shares carried over from prior plans and the number of shares authorized but unissued in the prior year, plus one-half percent of the total number of outstanding shares as of the first day of each fiscal year. As of February 2, 2003, there were 108 million shares available for future grants under the 1997 Plan.

     Under the 1997 Plan, as of February 2, 2003, the Company had granted incentive and non-qualified stock options for 167 million shares, net of cancellations (of which 86 million had been exercised). Incentive stock options and non-qualified options typically vest at the rate of 25% per year commencing on the first anniversary date of the grant and expire on the tenth anniversary date of the grant.

     Under the 1997 Plan, as of February 2, 2003, 2 million shares of restricted stock had been issued net of cancellations (the restrictions on 4,600 shares have lapsed). Generally, the restrictions on 25% of the restricted shares lapse upon the third and sixth year anniversaries of the date of issuance with the remaining 50% of the restricted shares lapsing upon the associate's attainment of age 62. The fair value of the restricted shares is expensed over the period during which the restrictions lapse. The Company recorded compensation expense related to restricted stock of $3 million in both fiscal 2002 and 2001 and $455,000 in fiscal 2000.

     As of February 2, 2003, there were 2.5 million non-qualified stock options and 1.4 million deferred stock units outstanding under non-qualified stock option and deferred stock unit plans that are not part of the 1997 Plan. The 2.5 million non-qualified stock options have an exercise price of $40.75 per share and were granted in fiscal 2000. During fiscal years 2002, 2001 and 2000, the Company granted 0, 629,000 and 750,000 deferred stock units, respectively, to several key officers vesting at various dates. Each deferred stock unit entitles the officer to one share of common stock to be received up to five years after the vesting date of the deferred stock unit, subject to certain deferral rights of the officer. The fair value of the deferred stock units on the grant dates was $27 million and $31 million for deferred units granted in fiscal 2001 and 2000, respectively. These amounts are being amortized over the vesting periods.


36 THE HOME DEPOT, INC. 2002 ANNUAL REPORT

The Company recorded stock compensation expense related to deferred stock units of $12 million, $16 million and $6 million in fiscal 2002, 2001 and 2000, respectively.

     The per share weighted average fair value of stock options granted during fiscal years 2002, 2001 and 2000 was $17.34, $20.51 and $31.96, respectively.
The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                              Fiscal Year Ended
                                  February 2,     February 3,      January 28,
                                     2003            2002             2001
--------------------------------------------------------------------------------
Risk-free interest rate                4.0%            5.1%            6.4%
Assumed volatility                    44.3%           48.1%           54.6%
Assumed dividend yield                 0.5%            0.4%            0.3%
Assumed lives of options            5 years         6 years         7 years
================================================================================

     The Company applies APB 25 in accounting for its stock-based compensation plans and, accordingly, no compensation expense has been recognized in the Company's financial statements for incentive or non-qualified stock options granted. If, under SFAS No. 123, the Company determined compensation expense based on the fair value at the grant date for its stock options, as computed and disclosed above, net earnings and earnings per share would have been reduced to the pro forma amounts below (in millions, except per share data):


                                                Fiscal Year Ended
                                    February 2,    February 3,    January 28,
                                       2003           2002           2001
------------------------------------------------------------------------------
Net earnings,
  as reported                       $   3,664      $   3,044       $   2,581

Add: Stock-based
  compensation expense
  included in reported net
  earnings, net of related
  tax effects                              10             13               4

Deduct: Total stock-based
  compensation expense
  determined under
  fair value based method
  for all awards, net of
  related tax effects                    (260)          (257)           (221)
------------------------------------------------------------------------------
Pro forma net earnings              $   3,414      $   2,800       $   2,364
==============================================================================
Earnings per share:
  Basic-- as reported               $    1.57      $    1.30       $    1.11
  Basic-- pro forma                 $    1.46      $    1.20       $    1.02

  Diluted--as reported              $    1.56      $    1.29       $    1.10
  Diluted--pro forma                $    1.46      $    1.19       $    1.01
==============================================================================

The following table summarizes stock options outstanding at February 2, 2003, February 3, 2002 and January 28, 2001, and changes during the fiscal years ended on these dates (shares in thousands):


                                                               Weighted
                                            Number             Average
                                           of Shares         Option Price
--------------------------------------------------------------------------
Outstanding at January 30, 2000              68,419           $    18.79
==========================================================================
  Granted                                    14,869                49.78
  Exercised                                 (14,689)               13.15
  Canceled                                   (2,798)               30.51
--------------------------------------------------------------------------
Outstanding at January 28, 2001              65,801           $    26.46
==========================================================================
  Granted                                    25,330                40.33
  Exercised                                 (16,614)               15.03
  Canceled                                   (5,069)               39.20
--------------------------------------------------------------------------
Outstanding at February 3, 2002              69,448           $    33.33
==========================================================================
  Granted                                    31,656                40.86
  Exercised                                  (9,908)               18.27
  Canceled                                   (8,030)               42.74
--------------------------------------------------------------------------
Outstanding at February 2, 2003              83,166           $    37.09
==========================================================================
Exercisable                                  29,431           $    29.48
==========================================================================

The following table summarizes information regarding stock options outstanding at February 2, 2003 (shares in thousands):


                                       Weighted      Weighted                       Weighted
                                        Average      Average                         Average
     Range of            Options      Remaining    Outstanding         Options     Exercisable
 Exercise Prices       Outstanding    Life(Yrs)    Option Price      Exercisable   Option Price
 ----------------------------------------------------------------------------------------------

$ 6.00 to 12.00           7,090           3.5         $10.24            7,090          $10.24

 12.01 to 20.00           1,191           4.7          17.21            1,191           17.21

 20.01 to 30.00           7,438           5.6          22.19            6,090           21.78

 30.01 to 42.00          41,745           8.4          37.67           11,161           39.12

 42.01 to 54.00          25,702           8.5          48.80            3,899           52.48
------------------------------------------------------------------------------------------------
                         83,166           7.7         $37.09           29,431          $29.48
================================================================================================

     The Company maintains two employee stock purchase plans (U.S. and non-U.S. plans). The plan for U.S. associates is a tax-qualified plan under Section 423 of the Internal Revenue Code. The non-U.S. plan is not a Section 423 plan. The Company had 43 million shares available for issuance under the Employee Stock Purchase Plans ("ESPPs") at February 2, 2003. The ESPPs allow associates to purchase up to 152 million shares of common stock, of which 109 million shares have been purchased from inception of the plan, at a price equal to the lower of 85% of the stock's fair market value on the first day or the last day of the purchase period. These shares were included in the pro forma calculation of stock-based compensation expense.

     During fiscal 2002, 5.2 million shares were purchased under the ESPPs at an average price of $30.89 per share. At February 2, 2003, there were 2.3 million shares outstanding, net of cancellations, at an average price of $34.09 per share.


                                      THE HOME DEPOT, INC. 2002 ANNUAL REPORT 37

5 LEASES


The Company leases certain retail locations, office space, warehouse and distribution space, equipment and vehicles. While the majority of the leases are operating leases, certain retail locations are leased under capital leases. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

     The Company has two off-balance sheet lease agreements under which the Company leases assets totaling $882 million comprised of an initial lease agreement of $600 million and a subsequent agreement of $282 million. These two leases were created under structured financing arrangements and involve a special purpose entity which meets the criteria for non-consolidation established by generally accepted accounting principles and is not owned by or affiliated with the Company, its management or officers. The Company financed a portion of its new stores opened in fiscal years 1997 through 2002, as well as a distribution center and office buildings, under these lease agreements. Under both agreements, the lessor purchases the properties, pays for the construction costs and subsequently leases the facilities to the Company. The lease term for the $600 million agreement expires in fiscal 2006 and has three two-year renewal options. The lease term for the $282 million agreement expires in 2008 with no renewal option. Both lease agreements provide for substantial residual value guarantees and include purchase options at original cost of each property. Events or circumstances that would require the Company to perform under the guarantees include 1) initial default on the leases with the assets sold for less than book value, or 2) the Company's decision not to purchase the assets at the end of the leases and the sale of the assets results in proceeds less than the initial book value of the assets. The Company's guarantees are limited to 82% of the initial book value of the assets.

     The Company also leases an import distribution facility, including its related equipment, under an off-balance sheet lease created as part of a structured financing arrangement totaling $85 million. The lease for the import distribution facility expires in fiscal 2005 and has four 5-year renewal options. The lease agreement provides for substantial residual value guarantees and includes purchase options at the higher of the cost or fair market value of the assets.

     The maximum amount of the residual value guarantees relative to the assets under the three off-balance sheet lease agreements described above is estimated to be $799 million. As the leased assets are placed into service, the Company estimates its liability under the residual value guarantees and records additional rent expense on a straight-line basis over the remaining lease terms.

     Total rent expense, net of minor sublease income for the fiscal years ended February 2, 2003, February 3, 2002 and January 28, 2001, was $533 million, $522 million and $479 million, respectively. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company under the lease agreements. Certain store leases provide for contingent rent payments based on percentages of sales in excess of specified minimums. Contingent rent expense for the fiscal years ended February 2, 2003, February 3, 2002 and January 28, 2001, was approximately $8 million, $10 million and $9 million, respectively.

     The approximate future minimum lease payments under capital and all other leases, including off-balance sheet leases, at February 2, 2003, were as follows (in millions):

                                                Capital        Operating
Fiscal Year                                      Leases         Leases
-----------------------------------------------------------------------
2003                                             $   44          $  541
2004                                                 45             512
2005                                                 44             476
2006                                                 46             440
2007                                                 47             424
Thereafter through 2033                             608           4,915
-----------------------------------------------------------------------
                                                    834          $7,308
                                                                 ======
Less imputed interest                               557
-----------------------------------------------------------------------
   Net present value of
     capital lease obligations                      277
Less current installments                             5
-----------------------------------------------------------------------
   Long-term capital lease obligations,
     excluding current installments              $  272
=======================================================================

     Short-term and long-term obligations for capital leases are included in the accompanying Consolidated Balance Sheets in Other Accrued Expenses and Long-Term Debt, respectively. The assets under capital leases recorded in Property and Equipment, net of amortization, totaled $235 million and $199 million at February 2, 2003 and February 3, 2002, respectively.


38 THE HOME DEPOT, INC. 2002 ANNUAL REPORT

6 EMPLOYEE BENEFIT PLANS

The Company maintains three active defined contribution retirement plans (the "Plans"). All associates satisfying certain service requirements are eligible to participate in the Plans. The Company makes cash contributions each payroll period to purchase shares of the Company's common stock, up to specified percentages of associates' contributions as approved by the Board of Directors.

     The Company's contributions to the Plans were $99 million, $97 million and $84 million for fiscal years 2002, 2001 and 2000, respectively. At February 2, 2003, the Plans held a total of 33 million shares of the Company's common stock in trust for plan participants.

     The Company also maintains a restoration plan to provide certain associates deferred compensation that they would have received under the Plans as a matching contribution if not for the maximum compensation limits under the Internal Revenue Code. The Company funds the restoration plan through contributions made to a grantor trust, which are then used to purchase shares of the Company's common stock in the open market. Compensation expense related to this plan for fiscal years 2002, 2001 and 2000 was not material.

7 BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES

The reconciliation of basic to diluted weighted average common shares for fiscal years 2002, 2001 and 2000 was as follows (amounts in millions):


                                             Fiscal Year Ended
                                    February 2,    February 3,   January 28,
                                       2003          2002          2001
---------------------------------------------------------------------------
Weighted average
   common shares                       2,336         2,335         2,315
Effect of potentially
   dilutive securities:
   Stock Plans                             8            18            37
---------------------------------------------------------------------------
Diluted weighted average
   common shares                       2,344         2,353         2,352
===========================================================================

     Stock plans include shares granted under the Company's employee stock purchase plans and stock incentive plans, as well as shares issued for deferred compensation stock plans. Options to purchase 72.1 million, 11.2 million and
10.9 million shares of common stock at February 2, 2003, February 3, 2002 and January 28, 2001, respectively, were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

8 COMMITMENTS AND CONTINGENCIES

At February 2, 2003, the Company was contingently liable for approximately $930 million under outstanding letters of credit issued for certain business transactions, including insurance programs, import inventory purchases and construction contracts. The Company's letters of credit are primarily performance-based and are not based on changes in variable components, a liability or an equity security of the other party.

     The Company is involved in litigation arising from the normal course of business. In management's opinion, this litigation is not expected to materially impact the Company's consolidated results of operations or financial condition.

9 ACQUISITIONS AND DISPOSITIONS

In October 2002, the Company acquired substantially all of the assets of FloorWorks, Inc. and Arvada Hardwood Floor Company, and common stock of Floors, Inc., three flooring installation companies primarily servicing the new home builder industry. These acquisitions were accounted for under the purchase method of accounting.

     In June 2002, the Company acquired the assets of Madereria Del Norte, S.A. de C.V, a four-store chain of home improvement stores in Juarez, Mexico. The acquisition was accounted for under the purchase method of accounting.

     In fiscal 2001, the Company acquired Your "other" Warehouse and Soluciones Para Las Casas de Mexico, S. de R.L. de C.V. These acquisitions were accounted for under the purchase method of accounting.

     Pro forma results of operations for fiscal years 2002, 2001 and 2000 would not be materially different as a result of the acquisitions discussed above and therefore are not presented.

     In February 2002, the Company sold all of the assets of The Home Depot Argentina S.R.L. In connection with the sale, the Company received proceeds comprised of cash and notes. An impairment charge of $45 million was recorded in Selling and Store Operating Expenses in the accompanying Consolidated Statements of Earnings in fiscal 2001 to write down the net assets of The Home Depot Argentina S.R.L. to fair value.

     In October 2001, the Company sold all of the assets of The Home Depot Chile S.A., resulting in a gain of $31 million included in Selling and Store Operating Expenses in the accompanying Consolidated Statements of Earnings.


                                      THE HOME DEPOT, INC. 2002 ANNUAL REPORT 39

10 QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the quarterly consolidated results of operations for the fiscal years ended February 2, 2003 and February 3, 2002 (dollars in millions, except per share data):


                                                                Increase
                                                               (Decrease)                                Basic         Diluted
                                                              In Comparable    Gross        Net         Earnings      Earnings
                                                Net Sales     Store Sales      Profit     Earnings     Per Share      Per Share
--------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended February 2, 2003:(1)

   First quarter                                $ 14,282             5 %      $  4,360     $    856     $   0.36       $   0.36
   Second quarter                                 16,277             1 %         4,946        1,182         0.50           0.50
   Third quarter                                  14,475            (2)%         4,580          940         0.40           0.40
   Fourth quarter                                 13,213            (6)%         4,222          686         0.30           0.30
--------------------------------------------------------------------------------------------------------------------------------
     Fiscal year                                $ 58,247             0 %      $ 18,108     $  3,664     $   1.57       $   1.56
--------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended February 3, 2002:(1)

   First quarter                                $ 12,200            (3)%      $  3,655     $    632     $   0.27       $   0.27
   Second quarter                                 14,576             1 %         4,326          924         0.40           0.39
   Third quarter                                  13,289             0 %         4,010          778         0.33           0.33
   Fourth quarter                                 13,488             5 %         4,156          710         0.30           0.30
--------------------------------------------------------------------------------------------------------------------------------
     Fiscal year                                $ 53,553             0 %      $ 16,147     $  3,044     $   1.30       $   1.29

(1) Fiscal year ended February 2, 2003 includes 52 weeks and fiscal year ended February 3, 2002 includes 53 weeks.

    Note: The quarterly data may not sum to fiscal year totals due to rounding.

40 THE HOME DEPOT, INC. 2002 ANNUAL REPORT

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

     The Audit Committee of the Board of Directors, consisting solely of outside directors, meets five times a year with the independent auditors, the internal auditors and representatives of management to discuss auditing and financial reporting matters. In addition, a telephonic meeting is held prior to each quarterly earnings release. The Audit Committee retains the independent auditors and regularly reviews the internal accounting controls, the activities of the outside auditors and internal auditors and the financial condition of the Company. Both the Company's independent auditors and the internal auditors have free access to the Audit Committee.

/s/ CAROL B. TOME
Carol B. Tome
Executive Vice President and
Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
The Home Depot, Inc.:

We have audited the accompanying consolidated balance sheets of The Home Depot, Inc. and subsidiaries as of February 2, 2003 and February 3, 2002 and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended February 2, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Home Depot, Inc. and subsidiaries as of February 2, 2003 and February 3, 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended February 2, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Atlanta, Georgia
February 24, 2003


                                      THE HOME DEPOT, INC. 2002 ANNUAL REPORT 41

10-YEAR SUMMARY OF FINANCIAL AND OPERATING RESULTS

THE HOME DEPOT, INC. AND SUBSIDIARIES



                                                                     5-Year          10-Year
                                                                 Compound Annual  Compound Annual
amounts in millions, except where noted                            Growth Rate      Growth Rate        2002              2001(1)
---------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA
Net sales                                                              19.2%            23.3%       $    58,247       $    53,553
Net sales increase(%)                                                    --               --                8.8              17.1
Earnings before provision for income taxes                             25.3             26.1              5,872             4,957
Net earnings                                                           25.9             26.0              3,664             3,044
Net earnings increase(%)                                                 --               --               20.4              17.9
Diluted earnings per share($)(2)                                       24.6             24.1               1.56              1.29
Diluted earnings per share increase(%)                                   --               --               20.9              17.3
Diluted weighted average number of common shares                        0.5              1.1              2,344             2,353
Gross margin - % of sales                                                --               --               31.1              30.2
Selling and store operating expense - % of sales                         --               --               19.2              19.0
Pre-opening expense - % of sales                                         --               --                0.2               0.2
General and administrative expense - % of sales                          --               --                1.7               1.7
Net interest income (expense) - % of sales                               --               --                0.1                --
Earnings before provision for income taxes - % of sales                  --               --               10.1               9.3
Net earnings - % of sales                                                --               --                6.3               5.7
=================================================================================================================================
BALANCE SHEET DATA AND FINANCIAL RATIOS
Total assets                                                           21.7%            22.5%          $ 30,011       $    26,394
Working capital                                                        14.1             17.0              3,882             3,860
Merchandise inventories                                                18.3             24.4              8,338             6,725
Net property and equipment                                             21.4             26.7             17,168            15,375
Long-term debt                                                          0.3              4.6              1,321             1,250
Stockholders' equity                                                   22.8             24.0             19,802            18,082
Book value per share ($)                                               21.0             22.0               8.38              7.71
Long-term debt-to-equity (%)                                             --               --                6.7               6.9
Current ratio                                                            --               --             1.48:1            1.59:1
Inventory turnover                                                       --               --               5.3x              5.4x
Return on invested capital (%)                                           --               --               18.8              18.3
=================================================================================================================================
STATEMENT OF CASH FLOWS DATA
Depreciation and amortization                                          26.1%            29.1%       $       903       $       764
Capital expenditures(3)                                                13.4             20.2              2,749             3,398
Cash dividends per share ($)                                           28.5             26.5               0.21              0.17
=================================================================================================================================
STORE DATA (4)
Number of stores                                                       19.7%            21.8%             1,532             1,333
Square footage at fiscal year-end                                      20.3             23.0                166               146
Increase in square footage (%)                                           --               --               14.1              18.5
Average square footage per store (in thousands)                         0.4              1.0                108               109
=================================================================================================================================
STORE SALES AND OTHER DATA
Comparable store sales increase (%)(5)                                   --               --                 --                --
Weighted average weekly sales per operating store (in
  thousands)(4)                                                        (1.4)%            0.6%       $       772       $       812
Weighted average sales per square foot ($)(4,5)                        (1.8)            (0.4)               370               388
Number of customer transactions(4)                                     16.1             19.9              1,161             1,091
Average sale per transaction ($)(4)                                     2.5              2.7              49.43             48.64
Number of associates at fiscal year-end                                17.7             21.9            280,900           256,300
---------------------------------------------------------------------------------------------------------------------------------



(1) Fiscal years 2001 and 1996 include 53 weeks; all other fiscal years reported include 52 weeks.

(2) Diluted earnings per share for fiscal 1997, excluding a $104 million non-recurring charge, were $0.55.

(3) Excludes payments for businesses acquired (net, in millions) for fiscal years 2002 ($235), 2001 ($190), 2000 ($26), 1999 ($101), 1998 ($6) and 1997
    ($61).


42 THE HOME DEPOT, INC. 2002 ANNUAL REPORT



                                                    2000       1999       1998     1997     1996(1)     1995      1994       1993
===================================================================================================================================
STATEMENT OF EARNINGS DATA
Net sales                                          $ 45,738  $ 38,434   $ 30,219 $ 24,156  $ 19,535   $ 15,470  $ 12,477  $  9,239
Net sales increase(%)                                  19.0      27.2       25.1     23.7      26.3       24.0      35.0      29.2
Earnings before provision for income taxes            4,217     3,804      2,654    1,898     1,535      1,195       980       737
Net earnings                                          2,581     2,320      1,614    1,160       938        732       605       457
Net earnings increase(%)                               11.3      43.7       31.9     23.7      28.2       21.0      32.2      26.1
Diluted earnings per share($)(2)                       1.10      1.00       0.71     0.52      0.43       0.34      0.29      0.22
Diluted earnings per share increase(%)                 10.0      40.8       29.1     20.9      26.5       17.2      31.8      22.2
Diluted weighted average number of common shares      2,352     2,342      2,320    2,287     2,195      2,151     2,142     2,132
Gross margin - % of sales                              29.9      29.7       28.5     28.1      27.8       27.7      27.9      27.7
Selling and store operating expense - % of sales       18.6      17.8       17.7     17.8      18.0       18.0      17.8      17.6
Pre-opening expense - % of sales                        0.3       0.3        0.3      0.3       0.3        0.4       0.4       0.4
General and administrative expense - % of sales         1.8       1.7        1.7      1.7       1.7        1.7       1.8       2.0
Net interest income (expense) - % of sales               --        --         --       --       0.1        0.1      (0.1)      0.3
Earnings before provision for income taxes
- % of sales                                            9.2       9.9        8.8      7.9       7.9        7.7       7.8       8.0
Net earnings - % of sales                               5.6       6.0        5.3      4.8       4.8        4.7       4.8       5.0
===================================================================================================================================
BALANCE SHEET DATA AND FINANCIAL RATIOS
Total assets                                       $ 21,385  $ 17,081   $ 13,465 $ 11,229  $  9,342   $  7,354  $  5,778  $  4,701
Working capital                                       3,392     2,734      2,076    2,004     1,867      1,255       919       994
Merchandise inventories                               6,556     5,489      4,293    3,602     2,708      2,180     1,749     1,293
Net property and equipment                           13,068    10,227      8,160    6,509     5,437      4,461     3,397     2,371
Long-term debt                                        1,545       750      1,566    1,303     1,247        720       983       874
Stockholders' equity                                 15,004    12,341      8,740    7,098     5,955      4,988     3,442     2,814
Book value per share ($)                               6.46      5.36       3.95     3.23      2.75       2.32      1.69      1.39
Long-term debt-to-equity (%)                           10.3       6.1       17.9     18.4      20.9       14.4      28.6      31.1
Current ratio                                        1.77:1    1.75:1     1.73:1   1.82:1    2.01:1     1.89:1    1.76:1    2.02:1
Inventory turnover                                     5.1x      5.4x       5.4x     5.4x      5.6x       5.5x      5.7x      5.9x
Return on invested capital (%)                         19.6      22.5       19.3     16.1      16.3       16.3      16.5      13.9
===================================================================================================================================
STATEMENT OF CASH FLOWS DATA
Depreciation and amortization                      $    601  $    463   $    373 $    283  $    232   $    181  $    130  $     90
Capital expenditures(3)                               3,574     2,618      2,094    1,464     1,248      1,308     1,220       900
Cash dividends per share ($)                           0.16      0.11       0.08     0.06      0.05       0.04      0.03      0.02
===================================================================================================================================
STORE DATA(4)
Number of stores                                      1,134       930        761      624       512        423       340       264
Square footage at fiscal year-end                       123       100         81       66        54         44        35        26
Increase in square footage (%)                         22.6      23.5       22.8     23.1      21.6       26.3      33.2      26.3
Average square footage per store (in thousands)         108       108        107      106       105        105       103       100
===================================================================================================================================
STORE SALES AND OTHER DATA
Comparable store sales increase (%)(5)                    4        10          7        7         7          3         8         7
Weighted average weekly sales per operating
  store (in thousands)(4)                          $    864  $    876   $    844 $    829  $    803   $    787  $    802  $    764
Weighted average sales per square foot ($)(4,5)         415       423        410      406       398        390       404       398
Number of customer transactions(4)                      937       797        665      550       464        370       302       236
Average sale per transaction ($)(4)                   48.65     47.87      45.05    43.63     42.09      41.78     41.29     39.13
Number of associates at fiscal year-end             227,300   201,400    156,700  124,400    98,100     80,800    67,300    50,600
-----------------------------------------------------------------------------------------------------------------------------------


(4) Includes all retail locations in excess of 50,000 square feet and therefore excludes Apex Supply Company, Georgia Lighting, Maintenance Warehouse, Your "other" Warehouse, Designplace Direct (formerly National Blinds and Wallpaper) and HD Builder Solutions Group locations.

(5) Adjusted to reflect the first 52 weeks of the 53-week fiscal years in 2001 and 1996.


                                      THE HOME DEPOT, INC. 2002 ANNUAL REPORT 43

CORPORATE AND STOCKHOLDER INFORMATION

THE HOME DEPOT, INC. AND SUBSIDIARIES

STORE SUPPORT CENTER
The Home Depot, Inc.
2455 Paces Ferry Road, NW
Atlanta, GA 30339-4024
Telephone: (770) 433-8211


THE HOME DEPOT WEB SITE
www.homedepot.com

TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
P.O. Box 43016
Providence, RI 02940-3010
Telephone: (800) 577-0177
Internet address: www.equiserve.com

INDEPENDENT AUDITORS
KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

STOCK EXCHANGE LISTING
New York Stock Exchange
Trading symbol - HD

ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 10:00 a.m., Central Time, on May 30, 2003, at The Field Museum of Natural History, James Simpson Theatre, 1400 South Lake Shore Drive, Chicago, IL 60605.

NUMBER OF STOCKHOLDERS
As of March 24, 2003, there were approximately 207,516 stockholders of record and approximately 2,273,112 individual stockholders holding stock under nominee security position listings.

DIVIDENDS DECLARED PER COMMON SHARE




                  First      Second          Third         Fourth
                 Quarter     Quarter        Quarter       Quarter
-------------------------------------------------------------------
Fiscal 2002       $0.05       $0.05          $0.06         $0.06
Fiscal 2001       $0.04       $0.04          $0.05         $0.05
===================================================================


DIRECT STOCK PURCHASE/DIVIDEND REINVESTMENT PLAN
New investors may make an initial investment, and stockholders of record may acquire additional shares of The Home Depot, Inc.'s common stock through the Company's direct stock purchase and dividend reinvestment plan. Subject to certain requirements, initial cash investments, cash dividends and/or additional optional cash purchases may be invested through this plan.

     To obtain enrollment materials, including the prospectus, access The Home Depot web site, or call 1-877-HD-SHARE. For all other communications regarding these services, contact the Transfer Agent and Registrar.

FINANCIAL AND OTHER COMPANY INFORMATION
To request a copy of the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 (without exhibits), to be mailed to you at no cost, please contact:

The Home Depot, Inc.
Investor Relations
2455 Paces Ferry Road, NW
Atlanta, GA 30339-4024
Telephone: (770) 384-4388

     In addition, financial reports, recent filings with the Securities and Exchange Commission (including Form 10-K), store locations, news releases and other Company information are available on The Home Depot web site.

QUARTERLY STOCK PRICE RANGE


                 First      Second        Third     Fourth
                Quarter     Quarter      Quarter   Quarter
----------------------------------------------------------
Fiscal 2002
High             $52.28      $49.25      $34.82     $29.18
Low              $45.17      $27.15      $23.13     $20.10

Fiscal 2001
High             $49.00      $53.73      $50.90     $52.04
Low              $38.11      $44.60      $30.30     $37.15
----------------------------------------------------------

ABOUT THIS REPORT:

Consistent with The Home Depot's commitment to the environment, portions of this report are printed on paper that is certified in accordance with the Principles and Criteria of the Forest Stewardship Council (FSC). This certification ensures that the fiber from which the paper is manufactured comes partially from certified forests that are managed in a way that is socially beneficial, environmentally responsible and economically viable. The paper used in the cover consists of at least 24.1% FSC fiber and at least 21.6% post consumer fiber while the financial section of this report consists of at least 32% FSC fiber and at least 11.7% post consumer fiber.

Design: Corporate Reports Inc./Atlanta, GA
Principal Photography: Mike Hemberger
Other Photography: Phillip Vullo
Printer: Wallace/Hillside Printing


44 THE HOME DEPOT, INC. 2002 ANNUAL REPORT

                         HOME DEPOT BOARD OF DIRECTORS
                              AND LEADERSHIP TEAM

                                    [PHOTO]



DIRECTORS
Gregory D. Brenneman 1,2        William S. Davila 1,2               Bonnie G. Hill 1,4*                Board of Directors
Chairman and                    President Emeritus                  President                          Committee Membership:
Chief Executive Officer         The Vons Companies, Inc.            B. Hill Enterprises, LLC           1 Audit
TurnWorks, Inc.                                                                                        2 Compensation
                                Claudio X. Gonzalez 1,2*            Kenneth G. Langone 3,4,5*          3 Executive
Richard H. Brown 4,5            Chairman and                        Lead Director; Chairman of the     4 Human Resources
Former Chairman and             Chief Executive Officer             Board, Chief Executive Officer,    5 Nominating and Corporate
Chief Executive Officer         Kimberly-Clark de Mexico,           and President                        Governance
Electronic Data Systems         S.A. de C.V.                        Invemed Associates, Inc.           6 IT Advisory Council
Corporation                                                                                            * Chair
                                Richard A. Grasso, 2,5,6            Robert L. Nardelli 3*
John L. Clendenin 1*,3,5        Chairman and                        Chairman, President, and
Retired Chairman, President,    Chief Executive Officer             Chief Executive Officer
and Chief Executive Officer     New York Stock Exchange             The Home Depot, Inc.
BellSouth Corporation
                                Milledge A. Hart, III 3,4,5,6*      Roger S. Penske 4,5,6
Berry R. Cox 2,3,6              Chairman of the Board               Chairman of the Board
Chairman                        Hart Group, Inc.                    Penske Corporation
Berry R. Cox, Inc.

LEADERSHIP TEAM

Robert L. Nardelli              Dennis M. Donovan                   Wayne Gibson                       James A. Stoddart
Chairman, President, and        Executive Vice President,           Senior Vice President,             Division President, HD Supply
Chief Executive Officer         Human Resources                     Global Logistics
                                                                                                       Thomas V. Taylor, Jr.
Francis S. Blake                Jerry W. Edwards                    Bruce A. Merino                    Division President, Eastern
Executive Vice President,       Executive Vice President,           Division President, Western
Business Development            Merchandising                                                          Annette M. Verschuren
and Corporate Operations                                            William E. Patterson               Division President, Canada
                                Frank L. Fernandez                  Division President, Central
John H. Costello                Executive Vice President,                                              Robert J. Wittman
Executive Vice President,       Secretary, and General Counsel      Eric V. Peterson                   Division President,
Chief Marketing Officer                                             Division President, Northwest      EXPO Design Center
                                Carol B. Tome
Robert P. DeRodes               Executive Vice President,           Troy A. Rice
Executive Vice President,       Chief Financial Officer             Senior Vice President,
Chief Information Officer                                           Operations




                         The Home Depot, Inc. and Subsidiaries
                         at March 24, 2003