Form 10-K, Exhibit 13
period 2004-02-01
HOME DEPOT INC
filed 2004-04-12
CIK 354950

Exhibit 13

Financial Review

Management’s Discussion and Analysis of Results of Operations and Financial Condition
Consolidated Statements of Earnings
Consolidated Balance Sheets
Consolidated Statements of Stockholders’ Equity and Comprehensive Income
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Management’s Responsibility for Financial Statements
Independent Auditors’ Report
10-Year Summary of Financial and Operating Results
Corporate and Stockholder Information

Management’s Discussion and Analysis of
Results of Operations and Financial Condition

The Home Depot, Inc. and Subsidiaries

SELECTED CONSOLIDATED STATEMENTS OF EARNINGS DATA AND EXECUTIVE SUMMARY

For fiscal year ended February 1, 2004 (“fiscal 2003”), we reported Net Earnings of $4.3 billion and Diluted Earnings per Share of $1.88 compared to Net Earnings of $3.7 billion and Diluted Earnings per Share of $1.56 in fiscal year ended February 2, 2003 (“fiscal 2002”).  Net Sales for fiscal 2003 increased 11.3% over fiscal 2002 to $64.8 billion.  Our growth in sales in fiscal 2003 was driven by an increase in comparable store sales of 3.8% and sales from stores that have been open for less than one year.  Fiscal 2003 is the first year since 2000 in which we achieved positive comparable store sales.  Our average ticket of $51.15 in fiscal 2003 was the highest in our company history.

Our financial condition remains strong as evidenced by our $2.9 billion in Cash and Short-Term Investments at February 1, 2004.  At the end of fiscal 2003, our total debt-to-equity ratio remained the lowest in our industry at 6.1% and our return on invested capital (computed on beginning Long-Term Debt and equity for the trailing four quarters) was 20.4% compared to 18.8% at the end of fiscal 2002, a 160 basis point improvement.  During fiscal 2003, we opened 175 new stores and at the end of fiscal 2003, we operated a total of 1,707 stores.

We believe the selected sales data, the percentage relationship between Net Sales and major categories in the Consolidated Statements of Earnings and the percentage change in the dollar amounts of each of the items presented below is important in evaluating the performance of our business operations.  We operate in one business segment and believe the information presented in our Management’s Discussion and Analysis of Results of Operations and Financial Condition provides an understanding of our business segment, our operations and our financial condition.

	% of Net Sales			% Increase (Decrease) In Dollar Amounts
	Fiscal Year(1)
	2003	2002	2001	2003 vs. 2002	2002 vs. 2001

NET SALES	100.0%	100.0%	100.0%	11.3%	8.8%
Gross Profit	31.8	31.1	30.2	13.7	12.1
Operating Expenses:
Selling and Store Operating	19.3	19.2	19.0	11.8	10.0
Pre-Opening	0.1	0.2	0.2	(10.4)	(17.9)
General and Administrative	1.8	1.7	1.7	14.4	7.2
Total Operating Expenses	21.2	21.1	20.9	11.9	9.5
OPERATING INCOME	10.6	10.0	9.3	17.4	18.2
Interest Income (Expense):
Interest and Investment Income	0.1	0.1	0.1	(25.3)	49.1
Interest Expense	(0.1)	(0.0)	(0.1)	67.6	32.1
Interest, net	—	0.1	—	(107.1)	68.0
EARNINGS BEFORE PROVISION FOR INCOME TAXES	10.6	10.1	9.3	16.5	18.5
Provision for Income Taxes	4.0	3.8	3.6	15.0	15.4
NET EARNINGS	6.6%	6.3%	5.7%	17.5%	20.4%
SELECTED SALES DATA
Number of Transactions (000s)(2)	1,245,721	1,160,994	1,090,975	7.3%	6.4%
Average Ticket(2)	$51.15	$49.43	$48.64	3.5	1.6
Weighted Average Weekly Sales per Operating Store(2)	$763,000	$772,000	$812,000	(1.2)	(4.9)
Weighted Average Sales per Square Foot(2) (3)	$370.87	$370.21	$387.93	0.2	(4.6)
Comparable Store Sales Increase (%)(3) (4) (5)	3.8%	0%	0%	N/A	N/A

(1) Fiscal years 2003, 2002 and 2001 refer to the fiscal years ended February 1, 2004, February 2, 2003 and February 3, 2002, respectively.  Fiscal years 2003 and 2002 include 52 weeks, while fiscal year 2001 includes 53 weeks.

(2) Excludes all subsidiaries operating under The Home Depot Supply brand (Apex Supply Company, Maintenance Warehouse, Your “other” Warehouse and HD Builder Solutions Group) since their inclusion may cause distortion of the data presented due to operational differences from our retail stores.  The total number of the excluded locations and their total square footage are immaterial to our total number of locations and total square footage.

(3) Adjusted to reflect the first 52 weeks of the 53-week fiscal year in 2001.

(4) Includes net sales at locations open greater than 12 months and net sales of all of the subsidiaries of The Home Depot, Inc. Stores and subsidiaries become comparable on the Monday following their 365th day of operation.

(5) Beginning in fiscal 2003, comparable store sales increases were reported to the nearest one-tenth of a percentage.  Comparable store sales increases in fiscal years prior to 2003 were not adjusted to reflect this change.

FORWARD-LOOKING STATEMENTS

Certain statements of The Home Depot’s expectations herein, including, but not limited to statements regarding Net Sales growth, new stores, increases in comparable store sales, commodity price inflation and deflation, impact of cannibalization, increases in net service revenues, implementation of store initiatives, Net Earnings performance, the effect of adopting certain accounting standards and Capital Expenditures constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  Such statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations.  These risks and uncertainties include but are not limited to, fluctuations in and the overall condition of the U.S.  economy, stability of costs and availability of sourcing channels, conditions affecting new store development, our ability to implement new technologies and processes, our ability to attract, train, and retain highly-qualified associates, unanticipated weather conditions and the impact of competition and regulatory and litigation matters.  Undue reliance should not be placed on such forward-looking statements, as such statements speak only as of the date on which they are made.  Additional information regarding these and other risks is contained in our periodic filings with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

For an understanding of the significant factors that influenced our performance during the past three fiscal years, the following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements presented in this Annual Report.

Fiscal 2003 Compared to Fiscal 2002

Net Sales for fiscal 2003 increased 11.3% to $64.8 billion from $58.2 billion in fiscal 2002.  Fiscal 2003 Net Sales growth was driven by an increase in comparable store sales of 3.8%, sales from the 175 new stores opened during fiscal 2003 and sales from the 203 new stores opened during fiscal 2002.  We plan to open 175 new stores during the fiscal year ending January 30, 2005 (“fiscal 2004”).  We expect Net Sales growth of 9% to 12% for fiscal 2004 driven by comparable store sales, the planned addition of 175 new stores and sales from the 175 stores opened during fiscal 2003.

The increase in comparable store sales in fiscal 2003 reflects a number of factors.  Comparable store sales in fiscal 2003 were positive in 10 of the 11 selling departments.  Our lawn and garden category was the biggest driver of the increase in comparable store sales for fiscal 2003, reflecting strong sales in outdoor power equipment, including John Deere® tractors and walk-behind mowers, as well as snow throwers and snow blowers.  Lumber was another strong category during fiscal 2003, driven primarily by commodity price inflation.  Additionally, we had strong sales growth in our kitchen and bath categories and in our paint department reflecting the positive impact of new merchandising initiatives.  During fiscal 2003, we added our Appliance initiative to 826 of our stores bringing the total number of stores with our Appliance initiative to 1,569 as of the end of fiscal 2003.  Additionally, during fiscal 2003, each store was set with our new Color Solutions Center, which drove sales growth in interior and exterior paint, as well as pressure washers.  Finally, our comparable store sales growth in fiscal 2003 reflects the impact of cannibalization.

In order to meet our customer service objectives, we strategically open stores near market areas served by existing stores (“cannibalize”) to enhance service levels, gain incremental sales and increase market penetration.  As of the end of fiscal 2003, certain new stores cannibalized approximately 17% of our existing stores and we estimate that store cannibalization reduced fiscal 2003 comparable store sales by approximately 2.7%.  Additionally, we believe that our sales performance has been, and could continue to be, negatively impacted by the level of competition that we encounter in various markets.  However, due to the highly-fragmented U.S.  home improvement industry, in which we estimate our market share is approximately 11%, measuring the impact on our sales by our competitors is extremely difficult.

Comparable store sales in fiscal 2004 are expected to increase 3% to 6%.  We expect our comparable store sales to be favorably impacted by the introduction of innovative new and distinctive merchandise as well as positive customer reaction to our store modernization program.  Our store modernization program, which includes merchandising resets, complete store remodels and new signing, lighting and flooring packages, is enhancing our customers’ shopping experience.  We do not believe that changing prices for commodities will have a material effect on Net Sales or results of operations in fiscal 2004.  Our projected fiscal 2004 comparable store sales increase reflects our projected impact of cannibalization of approximately 2%.

The growth in Net Sales for fiscal 2003 reflects growth in net service revenues, which increased 40% to $2.8 billion in fiscal 2003 from $2.0 billion in fiscal 2002, driven by strength in a number of areas including countertops, HVAC, kitchens and our flooring companies.  We continued to drive our services programs, which focus primarily on providing products and services to our do-it-for-me customers.  These programs are offered through Home Depot and EXPO Design Center stores.  We also arrange for the provision of flooring installation services to homebuilders through HD Builder Solutions Group, Inc.

We are building on the natural adjacencies in the home improvement business to extend and expand our market opportunities in our services businesses.  Our services businesses are expected to benefit from the growing percentage of mature customers as they rely much more heavily on installation services.

During fiscal 2003, we continued the implementation or expansion of a number of in-store initiatives.  We believe these initiatives will enhance our customers’ shopping experience as they are fully implemented in our stores.  The professional business customer (“Pro”) initiative adds programs to our stores like job lot order quantities of merchandise and a dedicated sales desk for our Pro customer base.  Our Appliance initiative offers customers an assortment of in-stock name brand appliances, including General Electric® and Maytag®, and offers the ability to special order over 2,300 additional related products through computer kiosks located in our stores.  Additionally, during fiscal 2003, we continued to implement our DesignplaceSM initiative.  This initiative offers our design and décor customers personalized service from specially-trained associates and provides distinctive merchandise in an attractive setting.  In fiscal 2003, we also continued the expansion of our Tool Rental Centers.  These centers, which are located inside our stores, provide a cost efficient way for our do-it-yourself and Pro customers to complete home improvement projects.

The following table provides the number of stores with these initiatives:

	Fiscal Year 2004 Estimate
		Fiscal Year
		2003	2002	2001

Store Count	1,882	1,707	1,532	1,333

Initiatives:
Pro	1,434	1,356	1,135	535
Appliance	1,797	1,569	743	73
DesignplaceSM	1,797	1,625	873	205
Tool Rental Centers	1,045	825	601	466

Gross Profit increased 13.7% to $20.6 billion for fiscal 2003 from $18.1 billion for fiscal 2002.  Gross Profit as a percent of Net Sales was 31.8% for fiscal 2003 compared to 31.1% for fiscal 2002.  The increase in the gross profit rate was attributable to changing customer preferences and continuing benefits arising from our centralized purchasing group.  Improved inventory management, which resulted in lower shrink levels, increased penetration of import products, which typically have a lower cost and benefits from Tool Rental Centers also positively impacted the gross profit rate.  The adoption of Emerging Issues Task Force 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”) also contributed to the increase in Gross Profit in fiscal 2003 and will also favorably impact Gross Profit in fiscal 2004 (see section “Adoption of EITF 02-16”).

Operating Expenses increased 11.9% to $13.7 billion for fiscal 2003 from $12.3 billion for fiscal 2002.  Operating Expenses as a percent of Net Sales were 21.2% for fiscal 2003 compared to 21.1% for fiscal 2002.

Selling and Store Operating Expenses, which are included in Operating Expenses, increased 11.8% to $12.5 billion for fiscal 2003 from $11.2 billion for fiscal 2002.  As a percent of Net Sales, Selling and Store Operating Expenses were 19.3% for fiscal 2003 compared to 19.2% for fiscal 2002.  The increase in Selling and Store Operating Expenses in fiscal 2003 was primarily attributable to $47 million of advertising expense related to the adoption of EITF 02-16.  Beginning in January 2004, we no longer net certain advertising co-op allowances against advertising expense.  Selling and Store Operating Expenses will also be negatively impacted in fiscal 2004 from the adoption of EITF 02-16 (see section “Adoption of EITF 02-16”).  During fiscal 2003, we experienced rising workers’ compensation and general liability expense, due to rising medical costs.  We also experienced incremental expense associated with our store modernization program.  These rising costs were offset, however, by increasing levels of sales productivity by our associates and benefits from our new private label credit program.

Sales productivity, as measured by sales per labor hour, reached an all time high in fiscal 2003, as we moved our associates from tasking to selling activities.  And while we expect continued benefit from our new private label credit program, our plan is to invest those benefits for future growth in our business.

General and Administrative Expenses increased 14.4% to $1.1 billion for fiscal 2003 from $1.0 billion for fiscal 2002.  General and Administrative Expenses as a percent of Net Sales were 1.8% for fiscal 2003 and 1.7% for fiscal 2002.  The increase in fiscal 2003 was primarily due to increased spending in technology and other growth initiatives.

In fiscal 2003, we recognized $3 million of net Interest Expense compared to $42 million of net Interest and Investment Income in fiscal 2002.  Net Interest Expense as a percent of Net Sales was less than 0.1% for fiscal 2003 and net Interest and Investment Income as a percent of Net Sales was 0.1% for fiscal 2002.  Interest Expense increased 67.6% to $62 million for fiscal 2003 from $37 million for fiscal 2002 primarily due to lower capitalized interest expense as we had fewer stores under development in fiscal 2003 as compared to fiscal 2002.  Interest Expense also increased due to the addition of $47 million in capital leases during the year.  Interest and Investment Income decreased 25.3% to $59 million for fiscal 2003 from $79 million for fiscal 2002 primarily due to lower average cash balances and a lower interest rate environment.

Our combined federal and state effective income tax rate decreased to 37.1% for fiscal 2003 from 37.6% for fiscal 2002.  The decrease in our effective tax rate in fiscal 2003 from fiscal 2002 was primarily due to the utilization of certain federal, state and foreign tax benefits.

Diluted Earnings per Share were $1.88 and $1.56 in fiscal 2003 and fiscal 2002, respectively.  Diluted Earnings per Share were favorably impacted in fiscal 2003 as a result of the repurchase of shares of our common stock in fiscal 2002 and fiscal 2003.  Over the past two fiscal years, we have repurchased 115.6 million shares of our common stock for a total of $3.6 billion.  In fiscal 2004, we expect Diluted Earnings per Share growth of 7% to 11% including the adoption of EITF 02-16.

Fiscal 2002 Compared to Fiscal Year Ended February 3, 2002 (“Fiscal 2001”)

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

Comparable store sales were flat in fiscal 2002, reflecting a number of internal and external factors.  In the spring and early summer, we experienced some inventory out-of-stock positions as we transitioned through our in-store Service Performance Improvement initiative, in which our stores handle and receive inventory at night.  In addition, comparable store sales were negatively impacted by the level of merchandise resets implemented throughout the year, which disrupted in-store service and had a negative impact on the customers’ experience in our stores.  Kitchen and bath, plumbing and paint categories experienced strong comparable store sales growth for the year, which offset price deflation and the resulting comparable store sales decline in commodity categories such as lumber.  During fiscal 2002, comparable store sales increased in the appliance category by approximately 23%.  Net service revenues for fiscal 2002 increased 25% to $2.0 billion from $1.6 billion in fiscal 2001.

As of the end of fiscal 2002, certain new stores cannibalized approximately 21% of our existing stores and we estimate that store cannibalization reduced total comparable store sales by approximately 4%, or about the same percentage as in the prior year.  As we heavily cannibalized our most productive divisions, the weighted average weekly sales per store decreased during fiscal 2002 to $772,000 from $812,000 in the prior year.

Gross Profit increased 12.1% to $18.1 billion for fiscal 2002 from $16.1 billion for fiscal 2001.  Gross Profit as a percent of Net Sales was 31.1% for fiscal 2002 compared to 30.2% for fiscal 2001.  The increase in the gross profit rate was attributable to a reduction in the Cost of Merchandise Sold, which resulted from centralized purchasing, as we continued rationalizing vendor and SKU assortments.  Enhanced inventory control, which resulted in lower shrink levels, and an increase in direct import penetration to 8% in fiscal 2002 from 6% in fiscal 2001 also positively impacted the gross profit rate.

Operating Expenses increased 9.5% to $12.3 billion for fiscal 2002 from $11.2 billion for fiscal 2001.  Operating Expenses as a percent of Net Sales were 21.1% for fiscal 2002 compared to 20.9% for fiscal 2001.

Selling and Store Operating Expenses, which are included in Operating Expenses, increased 10.0% to $11.2 billion for fiscal 2002 from $10.2 billion for fiscal 2001.  As a percent of Net Sales, Selling and Store Operating Expenses increased to 19.2% in fiscal 2002 from 19.0% in fiscal 2001.  The increase in Selling and Store Operating Expenses was primarily attributable to higher costs associated with merchandise resets and store renovations as we invested in new signing, fixtures and general maintenance of our stores, a continued investment in store leadership positions in our stores and rising workers’ compensation expense due in part to medical cost inflation.  These increases were partially offset by a decrease in store payroll expense which resulted from improvement in labor productivity and effective wage rate management.

Our combined federal and state effective income tax rate decreased to 37.6% for fiscal 2002 from 38.6% for fiscal 2001.  The decrease in fiscal 2002 was attributable to higher tax credits and a lower effective state income tax rate compared to fiscal 2001.

ADOPTION OF EITF 02-16

In fiscal 2003, we adopted EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” which states that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of Cost of Merchandise Sold when recognized in our Consolidated Statements of Earnings.  That presumption is overcome when the consideration is either a reimbursement of specific, incremental and identifiable costs incurred to sell the vendor’s products or a payment for assets or services delivered to the vendor.  We received consideration in the form of advertising co-op allowances from our vendors pursuant to annual agreements, which are generally on a calendar year basis.  As permitted by EITF 02-16, we elected to apply its provisions prospectively to all agreements entered into or modified after December 31, 2002.  Therefore, the impact for us of adopting EITF 02-16 in fiscal 2003 was limited to advertising co-op allowances earned pursuant to vendor agreements entered into in late 2003, which became effective in January 2004.

The one-month impact of EITF 02-16 in fiscal 2003 resulted in a reduction of Cost of Merchandise Sold of $40 million, an increase in Selling and Store Operating Expenses of $47 million and a reduction of Earnings before Provision for Income Taxes of $7 million.  The impact on our Diluted Earnings per Share was immaterial.  Merchandise Inventories in our accompanying Consolidated Balance Sheets were also reduced by $7 million.

We estimate that the impact of EITF 02-16 in fiscal 2004 will be a reduction of Cost of Merchandise Sold of $820 million, an increase in Selling and Store Operating Expenses of $1.0 billion and a reduction of Earnings before Provision for Income Taxes of $180 million.  The impact on our Diluted Earnings per Share is estimated to be $0.05.  Merchandise Inventories are also estimated to be reduced by $180 million.

Prior to the adoption of EITF 02-16 in fiscal 2003, the entire amount of advertising co-op allowances received was offset against advertising expense and resulted in a reduction of Selling and Store Operating Expenses.  In fiscal 2002 and 2001, advertising co-op allowances exceeded gross advertising expense by $30 million and $31 million, respectively.  These excess amounts were recorded as a reduction of Cost of Merchandise Sold in the accompanying Consolidated Statements of Earnings.  In fiscal 2003, net advertising expense was $58 million, which was recorded in Selling and Store Operating Expenses.

The following table illustrates the full-year effect on Cost of Merchandise Sold, Gross Profit, Selling and Store Operating Expenses, Operating Income and Diluted Earnings per Share as if advertising co-op allowances had always been treated as a reduction of Cost of Merchandise Sold in accordance with EITF 02-16 (amounts in millions, except per share data):

	Fiscal Year Ended
	February 1, 2004	February 2, 2003	February 3, 2002

Cost of Merchandise Sold
As Reported	$44,236	$40,139	$37,406
Pro Forma	43,295	39,284	36,611
Gross Profit
As Reported	20,580	18,108	16,147
Pro Forma	21,521	18,963	16,942
Selling and Store Operating Expenses
As Reported	12,502	11,180	10,163
Pro Forma	13,443	12,061	10,969
Operating Income
As Reported	6,846	5,830	4,932
Pro Forma	6,846	5,804	4,921
Diluted Earnings per Share
As Reported	$1.88	$1.56	$1.29
Pro Forma	$1.88	$1.56	$1.29

LIQUIDITY AND CAPITAL RESOURCES

Cash flow generated from operations provides us with a significant source of liquidity.  For fiscal 2003, Net Cash Provided by Operations increased to $6.5 billion from $4.8 billion in fiscal 2002.  This increase was primarily driven by stronger Net Earnings, the timing of tax payments and an improvement in our cash conversion cycle, or the number of days it takes to convert working capital into cash.

Net Cash Used in Investing Activities increased to $4.0 billion in fiscal 2003 from $2.9 billion in fiscal 2002.  Capital Expenditures increased to $3.5 billion in fiscal 2003 from $2.7 billion in fiscal 2002.  This increase was due to a higher investment in store modernization, technology and other initiatives.  We opened 175 new stores in fiscal 2003 compared to 203 new stores in fiscal 2002.  Additionally, in December 2003, we exercised an option to purchase certain assets under a lease agreement at an original cost of $598 million.  After the purchase of these assets, we now own 86% of our stores.  We believe our real estate ownership strategy is a competitive advantage.

We plan to open 175 new stores in fiscal 2004, including 14 stores in Canada and nine in Mexico, and expect total Capital Expenditures to be approximately $3.7 billion, allocated as follows: 57% for new stores, 22% for store modernization, 8% for technology and 13% for other initiatives.

Net Cash Used in Financing Activities in fiscal 2003 was $1.9 billion compared with $2.2 billion in fiscal 2002.  During fiscal 2002 and 2003, the Board of Directors authorized total repurchases of our common stock of $4 billion pursuant to a Share Repurchase Program.  During fiscal 2003, we repurchased approximately 47 million shares of our common stock for $1.6 billion and during fiscal 2002 we repurchased 69 million shares of our common stock for $2.0 billion.  As of February 1, 2004, approximately $400 million remained under our previously authorized Share Repurchase Program.  In addition, in February 2004, our Board of Directors authorized an increase of $1 billion in our authorized Share Repurchase Program, bringing the total remaining authorization to $1.4 billion.  During fiscal 2003, we also increased dividends paid by 21% to $595 million from $492 million in fiscal 2002.

We have a commercial paper program that allows borrowings for up to a maximum of $1 billion.  As of February 1, 2004, there were no borrowings outstanding under the program.  In connection with the program, we have a back-up credit facility with a consortium of banks for up to $800 million.  The credit facility, which expires in September 2004, contains various restrictive covenants, none of which are expected to impact our liquidity or capital resources.  We intend to renew this credit facility.

We use capital and operating leases, as well as an off-balance sheet lease created under a structured financing arrangement, to finance a portion of our real estate, including our stores, distribution centers and store support centers.  The net present value of capital lease obligations is reflected in our Consolidated Balance Sheets in Long-Term Debt.  The off-balance sheet lease was created to purchase land and fund the construction of certain stores, office buildings and distribution centers.  In accordance with generally accepted accounting principles, the operating leases and the off-balance sheet lease were not reflected in our Consolidated Balance Sheets.

As of the end of fiscal 2003, our total debt-to-equity ratio was 6.1%.  If the estimated net present value of future payments under the operating leases and the off-balance sheet lease were capitalized, our total debt-to-equity ratio would increase to 27.8%.

The following table summarizes our significant contractual obligations and commercial commitments as of February 1, 2004 (amounts in millions):

	Payments Due by Fiscal Year
Contractual Obligations(1)	Total	2004	2005-2006	2007-2008	Thereafter

Long-Term Debt(2)	$1,047	$502	$522	$2	$21
Capital Lease Obligations(3)	909	52	103	107	647
Operating Leases	7,839	608	1,094	938	5,199
Subtotal	$9,795	$1,162	$1,719	$1,047	$5,867

	Amount of Commitment Expiration per Fiscal Year
Commercial Commitments(4)	Total	2004	2005-2006	2007-2008	Thereafter

Letters of Credit	$1,312	$1,244	$68	$—	$—
Purchase Obligations	1,479	491	873	115	—
Guarantees	295	—	72	223	—
Subtotal	3,086	1,735	1,013	338	—
Total	$12,881	$2,897	$2,732	$1,385	$5,867

(1) Contractual obligations include Long-Term Debt comprised primarily of $1 billion of Senior Notes further discussed in “Quantitative and Qualitative Disclosures about Market Risk” and future minimum lease payments under capital and operating leases, including an off-balance sheet lease, used in the normal course of business.

(2) Excludes present value of capital lease obligations of $318 million.

(3) Includes $591 million of imputed interest.

(4) Commercial commitments include letters of credit for certain business transactions, purchase obligations and a guarantee provided under an off-balance sheet lease.  We issue letters of credit for insurance programs, purchases of import merchandise inventories and construction contracts.  Our purchase obligations consist of commitments for both merchandise and services.  Under an off-balance sheet lease for certain stores, office buildings and distribution centers totaling $282 million, we have provided a residual value guarantee.  The lease expires during fiscal 2008 with no renewal option.  Events or circumstances that would require us to perform under the guarantee include (1) our default on the lease with the assets sold for less than the book value, or (2) our decision not to purchase the assets at the end of the lease and the sale of the assets results in proceeds less than the initial book value of the assets.  Our guarantee is limited to 79% of the initial book value of the assets.  The estimated maximum amount of the residual value guarantee at the end of the lease is $223 million.  See “Recent Accounting Pronouncements” where the consolidation of certain assets and liabilities will be required pursuant to Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entitites” in the first quarter of 2004.

As of February 1, 2004, we had approximately $2.9 billion in Cash and Short-Term Investments.  We believe that our current cash position and cash flow generated from operations should be sufficient to enable us to complete our capital expenditure programs and any required long-term debt payments through the next several fiscal years.  In addition, we have funds available from the $1 billion commercial paper program and the ability to obtain alternate sources of financing if required.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk results primarily from fluctuations in interest rates.  Although we have international operating entities, our exposure to foreign currency rate fluctuations is not significant to our financial condition and results of operations.  Our objective for entering into derivative instruments is primarily to decrease the volatility of Net Earnings and cash flow associated with fluctuations in interest rates.

We have financial instruments that are sensitive to changes in interest rates.  These instruments include primarily fixed rate debt.  As of February 1, 2004, we had $500 million of 6 1/2% Senior Notes and $500 million of 5 3/8% Senior Notes outstanding.  The market values of the publicly traded 6 1/2% and 5 3/8% Senior Notes as of February 1, 2004, were approximately $515 million and $532 million, respectively.  We have several outstanding interest rate swap agreements, with notional amounts totaling $475 million that swap fixed rate interest on our $500 million 5 3/8% Senior Notes for variable interest rates equal to LIBOR plus 30 to 245 basis points and expire on April 1, 2006. At February 1, 2004, the fair market value of these agreements was $19 million, which is the estimated amount that we would have received to sell similar interest rate agreements at current interest rates.

IMPACT OF INFLATION, DEFLATION AND CHANGING PRICES

We have experienced inflation and deflation related to our purchase of certain commodity products sold in our stores.  We do not believe, however, that changing prices for commodities have had a material effect on Net Sales or results of operations.  Although we cannot accurately determine the precise overall effect of inflation and deflation on operations, we do not believe inflation and deflation have had a material effect on Net Sales or results of operations.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are disclosed in Note 1 of our Consolidated Financial Statements.  The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

Revenue Recognition

We recognize revenue, net of estimated returns, at the time the customer takes possession of the merchandise or receives services.  We estimate the liability for sales returns based on our historical return levels.  The methodology used is consistent with other retailers.  We believe that our estimate for sales returns is an accurate reflection of future returns.  We have never booked a significant adjustment to our estimated liability for sales returns.  However, if these estimates are significantly below the actual amounts, our sales could be adversely impacted.  When we receive payment from customers before the customer has taken possession of the merchandise or the service has been performed, the amount received is recorded as Deferred Revenue in the accompanying Consolidated Balance Sheets until the sale or service is completed.

Merchandise Inventories

Our Merchandise Inventories are stated at the lower of cost (first-in, first-out) or market, with approximately 93% valued under the retail inventory method and the remainder under the cost method.  Retailers like The Home Depot, with many different types of merchandise at low unit cost and a large number of transactions, frequently use the retail inventory method.  Under the retail inventory method, Merchandise Inventories are stated at cost which is determined by applying a cost-to-retail ratio to the ending retail value of inventories.  As our inventory retail value is adjusted regularly to reflect market conditions, our inventory methodology approximates the lower of cost or market.  Accordingly, there were no significant valuation reserves related to our Merchandise Inventories as of February 1, 2004 and February 2, 2003.

Independent physical inventory counts are taken on a regular basis in each store to ensure that amounts reflected in the accompanying Consolidated Financial Statements for Merchandise Inventories are properly stated.  During the period between physical inventory counts, we accrue for estimated losses related to shrink on a store-by-store basis.  Shrink is the difference between the recorded amount of inventory and the physical inventory.  Shrink (or in the case of excess inventory, “swell”) may occur due to theft, loss, improper records for the receipt of inventory or deterioration of goods, among other things.  We estimate shrink as a percent of Net Sales using the average shrink results from the previous two physical inventories.  The estimates are evaluated quarterly and adjusted based on recent shrink results and current trends in the business.

Self Insurance

We are self-insured for certain losses related to general liability, product liability, workers’ compensation and medical claims.  Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date.  The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed by management and third-party actuaries on a quarterly basis to ensure that the liability is appropriate.  While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity or frequency of claims, medical cost inflation, or fluctuations in premiums, differ from our estimates, our results of operations could be impacted.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”).  SAB 104 summarizes certain of the SEC staff’s views on applying generally accepted accounting principles to revenue recognition in financial statements.  The adoption of SAB 104 did not have any impact on our Consolidated Financial Statements.

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”).  SFAS 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity.  SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of SFAS 150 did not have any impact on our Consolidated Financial Statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”).  SFAS 149 amends and clarifies financial accounting and reporting of derivatives, including derivative instruments embedded in other contracts, which are collectively referred to as derivatives, and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.”

SFAS 149 was effective for contracts entered into or modified after June 30, 2003.  The adoption of SFAS 149 did not have any impact on our Consolidated Financial Statements.

In December 2003, the FASB issued a revision of Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”).  FIN 46 requires consolidation of a variable interest entity if a company’s variable interest absorbs a majority of the entity’s losses or receives a majority of the entity’s expected residual returns, or both.  We are subject to apply the provisions of FIN 46 no later than the end of the first reporting period that ends after March 15, 2004 and therefore, we will adopt FIN 46 in the first quarter of 2004.

We lease assets totaling $282 million under an off-balance sheet operating lease agreement that was created under a structured financing arrangement involving two special purpose entities.  We financed a portion of our new stores, as well as, a distribution center and two office buildings under this agreement.  In accordance with FIN 46, we will be required to consolidate one of the special purpose entities that, before the effective date of FIN 46, met the requirements for non-consolidation.  The second special purpose entity that owns the aforementioned assets is not owned by or affiliated with us, our management or our officers, and pursuant to FIN 46, we are not deemed to have a variable interest so therefore, are not required to consolidate this entity.

FIN 46 requires us to measure the assets and liabilities at their carrying amounts, which amounts would have been recorded if FIN 46 had been effective at the inception of the transaction.  Accordingly, during the first quarter of 2004, we will record Long-Term Debt of $282 million and Notes Receivable of $282 million on our Consolidated Balance Sheets.  If we had consolidated these entities as of the end of fiscal 2003, our total debt-to-equity ratio would have increased from 6.1% to 7.4%.  We will also record the related Interest Expense and Interest Income on the Long-Term Debt and Notes Receivable, respectively, which amounts will offset with no resulting net impact to our Net Earnings.  We will continue to record the rental payments under the operating lease agreement as Selling and Store Operating Expenses in our Consolidated Statements of Earnings.  Although FIN 46 requires a change in our accounting principles governing consolidation, there is no economic impact on us.

Consolidated Statements of Earnings

The Home Depot, Inc. and Subsidiaries

	Fiscal Year Ended(1)
amounts in millions, except per share data	February 1, 2004	February 2, 2003	February 3, 2002

NET SALES	$64,816	$58,247	$53,553
Cost of Merchandise Sold	44,236	40,139	37,406
GROSS PROFIT	20,580	18,108	16,147

Operating Expenses:
Selling and Store Operating	12,502	11,180	10,163
Pre-Opening	86	96	117
General and Administrative	1,146	1,002	935
Total Operating Expenses	13,734	12,278	11,215
OPERATING INCOME	6,846	5,830	4,932
Interest Income (Expense):
Interest and Investment Income	59	79	53
Interest Expense	(62)	(37)	(28)
Interest, net	(3)	42	25
EARNINGS BEFORE PROVISION FOR INCOME TAXES	6,843	5,872	4,957
Provision for Income Taxes	2,539	2,208	1,913
NET EARNINGS	$4,304	$3,664	$3,044
Weighted Average Common Shares	2,283	2,336	2,335
BASIC EARNINGS PER SHARE	$1.88	$1.57	$1.30
Diluted Weighted Average Common Shares	2,289	2,344	2,353
DILUTED EARNINGS PER SHARE	$1.88	$1.56	$1.29

(1)  Fiscal years ended February 1, 2004 and February 2, 2003 include 52 weeks.  Fiscal year ended February 3, 2002 includes 53 weeks.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

The Home Depot, Inc. and Subsidiaries

amounts in millions	February 1, 2004	February 2, 2003

ASSETS
Current Assets:
Cash and Cash Equivalents	$2,826	$2,188
Short-Term Investments, including current maturities of long-term investments	26	65
Receivables, net	1,097	1,072
Merchandise Inventories	9,076	8,338
Other Current Assets	303	254
Total Current Assets	13,328	11,917
Property and Equipment, at cost:
Land	6,397	5,560
Buildings	10,920	9,197
Furniture, Fixtures and Equipment	5,163	4,074
Leasehold Improvements	942	872
Construction in Progress	820	724
Capital Leases	352	306
	24,594	20,733
Less Accumulated Depreciation and Amortization	4,531	3,565
Net Property and Equipment	20,063	17,168
Notes Receivable	84	107
Cost in Excess of the Fair Value of Net Assets Acquired, net of accumulated amortization of $54 at February 1, 2004 and $50 at February 2, 2003	833	575
Other Assets	129	244
Total Assets	$34,437	$30,011

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable	$5,159	$4,560
Accrued Salaries and Related Expenses	801	809
Sales Taxes Payable	419	307
Deferred Revenue	1,281	998
Income Taxes Payable	175	227
Current Installments of Long-Term Debt	509	7
Other Accrued Expenses	1,210	1,127
Total Current Liabilities	9,554	8,035
Long-Term Debt, excluding current installments	856	1,321
Other Long-Term Liabilities	653	491
Deferred Income Taxes	967	362

STOCKHOLDERS’ EQUITY
Common Stock, par value $0.05; authorized: 10,000 shares, issued and outstanding 2,373 shares at February 1, 2004 and 2,362 shares at February 2, 2003	119	118
Paid-In Capital	6,184	5,858
Retained Earnings	19,680	15,971
Accumulated Other Comprehensive Income (Loss)	90	(82)
Unearned Compensation	(76)	(63)
Treasury Stock, at cost, 116 shares at February 1, 2004 and 69 shares at February 2, 2003	(3,590)	(2,000)
Total Stockholders’ Equity	22,407	19,802
Total Liabilities and Stockholders’ Equity	$34,437	$30,011

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

The Home Depot, Inc. and Subsidiaries

amounts in millions, except per share data			Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)(1)	Unearned Compensation			Total Stockholders’ Equity

	Common Stock						Treasury Stock			Comprehensive Income(2)
	Shares	Amount					Shares	Amount

BALANCE, JANUARY 28, 2001	2,324	$116	$4,810	$10,151	$(67)	$(6)	—	$—	$15,004
Net Earnings	—	—	—	3,044	—	—	—	—	3,044	$3,044
Shares Issued Under Employee Stock Purchase and Option Plans	22	1	448	—	—	(23)	—	—	426
Tax Effect of Sale of Option Shares by Employees	—	—	138	—	—	—	—	—	138
Translation Adjustments	—	—	—	—	(124)	—	—	—	(124)	(124)
Unrealized Loss on Derivative	—	—	—	—	(29)	—	—	—	(29)	(18)
Stock Options, Awards and Amortization of Restricted Stock	—	—	16	—	—	3	—	—	19
Cash Dividends ($0.17 per share)	—	—	—	(396)	—	—	—	—	(396)
Comprehensive Income										$2,902
BALANCE, FEBRUARY 3, 2002	2,346	$117	$5,412	$12,799	$(220)	$(26)	—	$—	$18,082
Net Earnings	—	—	—	3,664	—	—	—	—	3,664	$3,664
Shares Issued Under Employee Stock Purchase and Option Plans	16	1	366	—	—	(40)	—	—	327
Tax Effect of Sale of Option Shares by Employees	—	—	68	—	—	—	—	—	68
Translation Adjustments	—	—	—	—	109	—	—	—	109	109
Realized Loss on Derivative	—	—	—	—	29	—	—	—	29	18
Stock Options, Awards and Amortization of Restricted Stock	—	—	12	—	—	3	—	—	15
Repurchase of Common Stock	—	—	—	—	—	—	(69)	(2,000)	(2,000)
Cash Dividends ($0.21 per share)	—	—	—	(492)	—	—	—	—	(492)
Comprehensive Income										$3,791
BALANCE, FEBRUARY 2, 2003	2,362	$118	$5,858	$15,971	$(82)	$(63)	(69)	$(2,000)	$19,802
Net Earnings	—	—	—	4,304	—	—	—	—	4,304	$4,304
Shares Issued Under Employee Stock Purchase and Option Plans	11	1	249	—	—	(26)	—	—	224
Tax Effect of Sale of Option Shares by Employees	—	—	24	—	—	—	—	—	24
Translation Adjustments	—	—	—	—	172	—	—	—	172	172
Stock Options, Awards and Amortization of Restricted Stock	—	—	53	—	—	13	—	—	66
Repurchase of Common Stock	—	—	—	—	—	—	(47)	(1,590)	(1,590)
Cash Dividends ($0.26 per share)	—	—	—	(595)	—	—	—	—	(595)
Comprehensive Income										$4,476
BALANCE, FEBRUARY 1, 2004	2,373	$119	$6,184	$19,680	$90	$(76)	(116)	$(3,590)	$22,407

(1)  Balance at February 1, 2004 consists primarily of foreign currency translation adjustments.

(2)  Components of Comprehensive Income are reported net of related income taxes.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

The Home Depot, Inc. and Subsidiaries

	Fiscal Year Ended(1)
amounts in millions	February 1, 2004	February 2, 2003	February 3, 2002
CASH FLOWS FROM OPERATIONS:
Net Earnings	$4,304	$3,664	$3,044
Reconciliation of Net Earnings to Net Cash Provided by Operations:
Depreciation and Amortization	1,076	903	764
Decrease (Increase) in Receivables, net	25	(38)	(119)
Increase in Merchandise Inventories	(693)	(1,592)	(166)
Increase in Accounts Payable and Accrued Liabilities	790	1,394	1,878
Increase in Deferred Revenue	279	147	200
(Decrease) Increase in Income Taxes Payable	(27)	83	272
Increase (Decrease) in Deferred Income Taxes	605	173	(6)
Other	186	68	96
Net Cash Provided by Operations	6,545	4,802	5,963
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures, net of $47, $49 and $5 of non-cash capital expenditures in fiscal 2003, 2002 and 2001, respectively	(3,508)	(2,749)	(3,393)
Purchase of Assets from Off-Balance Sheet Financing Arrangement	(598)	—	—
Payments for Businesses Acquired, net	(215)	(235)	(190)
Proceeds from Sales of Businesses, net	—	22	64
Proceeds from Sales of Property and Equipment	265	105	126
Purchases of Investments	(159)	(583)	(85)
Proceeds from Maturities of Investments	219	506	25
Other	—	—	(13)
Net Cash Used in Investing Activities	(3,996)	(2,934)	(3,466)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of Commercial Paper Obligations, net	—	—	(754)
Proceeds from Long-Term Debt	—	1	532
Repayments of Long-Term Debt	(9)	—	—
Repurchase of Common Stock	(1,554)	(2,000)	—
Proceeds from Sale of Common Stock, net	227	326	445
Cash Dividends Paid to Stockholders	(595)	(492)	(396)
Net Cash Used in Financing Activities	(1,931)	(2,165)	(173)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	20	8	(14)
Increase (Decrease) in Cash and Cash Equivalents	638	(289)	2,310
Cash and Cash Equivalents at Beginning of Year	2,188	2,477	167
Cash and Cash Equivalents at End of Year	$2,826	$2,188	$2,477
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS MADE FOR:
Interest, net of interest capitalized	$70	$50	$18
Income Taxes	$2,037	$1,951	$1,685

(1)  Fiscal years ended February 1, 2004 and February 2, 2003 include 52 weeks. Fiscal year ended February 3, 2002 includes 53 weeks.

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

The Home Depot, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business, Consolidation and Presentation

The Home Depot, Inc. and subsidiaries (the “Company”) operate Home Depot stores, which are full-service, warehouse-style stores averaging approximately 107,000 square feet in size. The stores stock approximately 40,000 to 50,000 different kinds of building materials, home improvement supplies and lawn and garden products that are sold primarily to do-it-yourselfers, but also to home improvement contractors, tradespeople and building maintenance professionals. In addition, the Company operates EXPO Design Center stores, which offer products and services primarily related to design and renovation projects, Home Depot Landscape Supply stores, which service landscape professionals and garden enthusiasts with lawn, landscape and garden products and Home Depot Supply stores serving primarily professional customers. The Company also operates The Home Depot Floor Stores, which offer primarily flooring products and installation services. At the end of fiscal 2003, the Company was operating 1,707 stores in total, which included 1,515 Home Depot stores, 54 EXPO Design Center stores, 11 Home Depot Landscape Supply stores, five Home Depot Supply stores and two Home Depot Floor Stores in the United States (“U.S.”); 102 Home Depot stores in Canada and 18 Home Depot stores in Mexico.

The consolidated results include four wholly-owned subsidiaries that operate under The Home Depot Supply brand. The four subsidiaries are Apex Supply Company, Inc., Home Depot Your “other” Warehouse LLC, Maintenance Warehouse/America Corp. and HD Builder Solutions Group, Inc. The Company offers plumbing, HVAC and other professional plumbing products through wholesale plumbing distributors Apex Supply Company, Inc. and Home Depot Your “other” Warehouse LLC. Maintenance Warehouse/America Corp. supplies maintenance, repairs and operations products serving primarily the multi-family housing and lodging facilities management market. The Company arranges for flooring, countertops and window treatment installation services to professional homebuilders through HD Builder Solutions Group, Inc. The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Fiscal Year

The Company’s fiscal year is a 52 or 53-week period ending on the Sunday nearest to January 31. Fiscal year ended February 1, 2004 (“fiscal 2003”) and fiscal year ended February 2, 2003 (“fiscal 2002”) include 52 weeks. Fiscal year ended February 3, 2002 (“fiscal 2001”) includes 53 weeks.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses in preparing these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The carrying amount of Cash and Cash Equivalents, Receivables and Accounts Payable approximate fair value due to the short-term maturities of these financial instruments. The fair value of the Company’s investments is discussed under the caption “Investments” in this Note 1. The fair value of the Company’s debt is discussed in Note 2.

Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. The Company’s Cash and Cash Equivalents are carried at fair market value and consist primarily of high-grade commercial paper, money market funds, U.S. government agency securities and tax-exempt notes and bonds.

Accounts Receivable

The Company’s valuation reserve related to accounts receivable was not material as of February 1, 2004 and February 2, 2003. The Company also has an agreement with a third-party service provider who manages the Company’s private label credit card program and directly extends credit to customers.

Merchandise Inventories

The majority of the Company’s Merchandise Inventories are stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method.

Certain subsidiaries and distribution centers record Merchandise Inventories at lower of cost (first-in, first-out) or market, as determined by the cost method. These Merchandise Inventories represent approximately 7% of the total Merchandise Inventories balance.

Independent physical inventory counts are taken on a regular basis in each store to ensure that amounts reflected in the accompanying Consolidated Financial Statements for Merchandise Inventories are properly stated. During the period between physical inventory counts, the Company accrues for estimated losses related to shrink on a store by store basis based on historical shrink results and current trends in the business. Shrink is the difference between the recorded amount of inventory and the physical inventory. Shrink (or in the case of excess inventory, “swell”) may occur due to theft, loss, improper records for the receipt of inventory or deterioration of goods, among other things.

Investments

The Company’s investments, consisting primarily of high-grade debt securities, are recorded at fair value based on current market rates and are classified as available-for-sale. Changes in the fair value of investments are included in Accumulated Other Comprehensive Income (Loss), net of applicable taxes in the accompanying Consolidated Financial Statements. The Company classifies its investments with an original maturity of less than one year and those investments it intends to sell within one year as current assets.

Income Taxes

The Company provides for federal, state and foreign income taxes currently payable, as well as for those deferred due to timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal, state and foreign tax benefits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

The Company and its eligible subsidiaries file a consolidated U.S. federal income tax return. Non-U.S. subsidiaries, which are consolidated for financial reporting purposes, are not eligible to be included in the Company’s consolidated U.S. federal income tax return. Separate provisions for income taxes have been determined for these entities. The Company intends to reinvest the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance indefinitely. Accordingly, no provision for U.S. income taxes for non-U.S. subsidiaries was recorded in the accompanying Consolidated Statements of Earnings.

Depreciation and Amortization

The Company’s Buildings, Furniture, Fixtures and Equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter. The Company’s Property and Equipment is depreciated using the following estimated useful lives:

Life

Buildings	10-45 years
Furniture, Fixtures and Equipment	5-20 years
Leasehold Improvements	5-30 years
Computer Equipment and Software	3-5 years

Capitalized Software Costs

The Company capitalizes certain costs related to the acquisition and development of software and amortizes these costs using the straight-line method over the estimated useful life of the software, which is three years. Certain development costs not meeting the criteria for capitalization are expensed as incurred.

Revenues

The Company recognizes revenue, net of estimated returns, at the time the customer takes possession of merchandise or receives services. When the Company receives payment from customers before the customer has taken possession of the merchandise or the service has been performed, the amount received is recorded as Deferred Revenue in the accompanying Consolidated Balance Sheets until the sale or service is completed.

Service Revenues

Net Sales include service revenues generated through a variety of installation and home maintenance programs. In these programs, the customer selects and purchases materials for a project and the Company provides or arranges professional installation. Under certain programs, when the Company provides the installation of a project and the material as part of the installation, both the material and labor are included in service revenues.

In August 2003, the Company adopted Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) which establishes standards for the recognition of revenue from arrangements with multiple deliverables. Under EITF 00-21, if the product is contingent upon the service, revenue for both the service and product is recognized at the time the service is complete. The adoption of EITF 00-21 did not have any impact on the Company’s Consolidated Financial Statements as the Company was previously recognizing revenue in accordance with the criteria set forth under this pronouncement.

All payments received prior to the completion of services are recorded in Deferred Revenue in the accompanying Consolidated Balance Sheets. Net service revenues, including the impact of deferred revenue, were $2.8 billion, $2.0 billion and $1.6 billion for fiscal 2003, 2002 and 2001, respectively.

Self Insurance

The Company is self-insured for certain losses related to general liability, product liability, workers’ compensation and medical claims. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial estimates.

Prepaid Advertising

Television and radio advertising production costs along with media placement costs are expensed when the advertisement first appears. Included in Other Current Assets in the accompanying Consolidated Balance Sheets are $33 million and $20 million at the end of fiscal 2003 and 2002, respectively, relating to prepayments of production costs for print and broadcast advertising.

Vendor Allowances

The Company currently receives two types of vendor allowances: volume rebates that are earned as a result of attaining certain purchase levels and advertising co-op allowances for the promotion of vendors’ products that are typically based on guaranteed minimum amounts with additional amounts being earned for attaining certain purchase levels. All vendor allowances are accrued as earned and those allowances received as a result of attaining certain purchase levels are accrued over the incentive period based on estimates of purchases.

The volume rebates earned are initially recorded as a reduction in Merchandise Inventories and a subsequent reduction in Cost of Merchandise Sold when the related product is sold. Advertising co-op allowances received for promoting vendors’ products have historically been offset against advertising expense to the extent of advertising costs incurred, with the excess treated as a reduction of Cost of Merchandise Sold. In fiscal 2002 and 2001, advertising co-op allowances exceeded gross advertising expense by $30 million and $31 million, respectively. In fiscal 2003, net advertising expense was $58 million, which was recorded in Selling and Store Operating Expenses.

In fiscal 2003, the Company adopted EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”), which states that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of Cost of Merchandise Sold when recognized in the Company’s Consolidated Statements of Earnings. That presumption is overcome when the consideration is either a reimbursement of specific, incremental and identifiable costs incurred to sell the vendor’s product or a payment for assets or services delivered to the vendor. We received consideration in the form of advertising co-op allowances from our vendors pursuant to annual agreements, which are generally on a calendar year basis. As permitted by EITF 02-16, we elected to apply its provisions prospectively to all agreements entered into or modified after December 31, 2002. Therefore, the impact for the Company of adopting EITF 02-16 in fiscal 2003 was limited to advertising co-op allowances earned pursuant to vendor agreements entered into in late 2003, which became effective in January 2004.

The one-month impact of EITF 02-16 in fiscal 2003 resulted in a reduction of Cost of Merchandise Sold of $40 million, an increase to Selling and Store Operating Expenses of $47 million and a reduction to Earnings before Provision for Income Taxes of $7 million. The impact on the Company’s Diluted Earnings per Share was immaterial. Merchandise Inventories in the accompanying Consolidated Balance Sheets was also reduced by $7 million.

In fiscal 2004, pursuant to EITF 02-16, the majority of the advertising co-op allowances will be initially recorded as a reduction in Merchandise Inventories and a subsequent reduction in Cost of Merchandise Sold when the related product is sold. The Company also receives certain advertising co-op allowances that will be recorded as an offset against advertising expense as they are reimbursements of specific, incremental and identifiable costs incurred to promote vendors’ products.

Shipping and Handling Costs

The Company accounts for certain shipping and handling costs related to the shipment of product to customers from vendors as Cost of Merchandise Sold. However, cost of shipping and handling to customers by the Company is classified as Selling and Store Operating Expenses. The cost of shipping and handling, including internal costs and payments to third parties, classified as Selling and Store Operating Expenses was $387 million, $341 million and $278 million in fiscal 2003, 2002 and 2001, respectively.

Cost in Excess of the Fair Value of Net Assets Acquired

Goodwill represents the excess of purchase price over fair value of net assets acquired. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” the Company stopped amortizing goodwill effective February 4, 2002. The Company assesses the recoverability of goodwill at least annually by determining whether the fair value of each reporting entity supports its carrying value. The fair values of the Company’s identified reporting units were estimated using the expected present value of discounted cash flows. The Company recorded impairment charges of $0, $1.3 million and $0 for fiscal 2003, 2002 and 2001, respectively.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets when management makes the decision to relocate or close a store, or when circumstances indicate the carrying amount of an asset may not be recoverable. Losses related to the impairment of long-lived assets are recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset are less than the asset’s carrying value. If the carrying value is greater than the future cash flows, a provision is made to write down the related assets to the estimated net recoverable value. Impairment losses were recorded as a component of Selling and Store Operating Expenses in the accompanying Consolidated Statements of Earnings.

In August 2002, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). In accordance with SFAS 146, the Company recognizes Selling and Store Operating Expense for the net present value of future lease obligations, less estimated sublease income when a location closes. Prior to the adoption of SFAS 146, the Company recognized this Selling and Store Operating Expense when the Company committed to a plan to relocate or close a location.

Stock-Based Compensation

Effective February 3, 2003, the Company adopted the fair value method of recording stock-based compensation expense in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company selected the prospective method of adoption as described in SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” and accordingly stock-based compensation expense was recognized related to stock options granted, modified or settled and expense related to the Employee Stock Purchase Plan (“ESPP”) after the beginning of fiscal 2003. The fair value of stock options and ESPP as determined on the date of grant using the Black-Scholes option-pricing model is being expensed over the vesting period of the related stock options and ESPP. As such, the Company recognized $40 million of stock-based compensation expense in fiscal 2003.

Prior to February 3, 2003, the Company elected to account for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), which requires the recording of stock-based compensation expense for some, but not all, stock-based compensation. Pursuant to APB 25, no stock-based compensation expense related to stock option awards and ESPP was recorded in fiscal 2002 and 2001.

The per share weighted average fair value of stock options granted during fiscal 2003, 2002 and 2001 was $9.79, $17.34 and $20.51, respectively. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Year Ended
	February 1, 2004	February 2, 2003	February 3, 2002

Risk-free interest rate	3.0%	4.0%	5.1%
Assumed volatility	44.6%	44.3%	48.1%
Assumed dividend yield	1.0%	0.5%	0.4%
Assumed lives of options	5 years	5 years	6 years

The following table illustrates the effect on Net Earnings and Earnings per Share as if the Company had applied the fair value recognition provisions of SFAS 123 to all stock-based compensation in each period (amounts in millions, except per share data):

	Fiscal Year Ended
	February 1, 2004	February 2, 2003	February 3, 2002

Net Earnings, as reported	$4,304	$3,664	$3,044
Add: Stock-based compensation expense included in reported Net Earnings, net of related tax effects	42	10	13
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(279)	(260)	(257)
Pro forma net earnings	$4,067	$3,414	$2,800
Earnings per Share:
Basic - as reported	$1.88	$1.57	$1.30
Basic - pro forma	$1.78	$1.46	$1.20
Diluted - as reported	$1.88	$1.56	$1.29
Diluted - pro forma	$1.78	$1.46	$1.19

Derivatives

The Company measures its derivatives at fair value and recognizes these assets or liabilities on the Consolidated Balance Sheets. The Company’s primary objective for holding derivative instruments is to decrease the volatility of earnings and cash flow associated with fluctuations in interest rates. At February 1, 2004, the Company had several outstanding interest rate swaps with a total notional amount of $475 million that swap fixed rate interest on our $500 million 53/8% Senior Notes for variable interest rates equal to LIBOR plus 30 to 245 basis points and expire on April 1, 2006. At February 1, 2004, the fair market value of these agreements was $19 million, which is the estimated amount that the Company would have received to sell similar interest rate swap agreements at current interest rates.

Comprehensive Income

Comprehensive Income includes Net Earnings adjusted for certain revenues, expenses, gains and losses that are excluded from Net Earnings under generally accepted accounting principles. Examples include foreign currency translation adjustments and unrealized gains and losses on certain derivatives.

Foreign Currency Translation

The assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are translated at the average monthly exchange rates and equity transactions are translated using the actual rate on the day of the transaction.

Segment Information

The Company operates within a single operating segment within North America. Included in the Company’s Consolidated Balance Sheets at February 1, 2004, were $2.3 billion of net assets of the Canada and Mexico operations.

Reclassifications

Certain amounts in prior fiscal years have been reclassified to conform with the presentation adopted in the current fiscal year.

2. LONG-TERM DEBT

The Company’s Long-Term Debt at the end of fiscal 2003 and fiscal 2002 consisted of the following (amounts in millions):

	February 1, 2004	February 2, 2003

61/2% Senior Notes; due September 15, 2004; interest payable semi-annually on March 15 and September 15	$500	$500
53/8% Senior Notes; due April 1, 2006; interest payable semi-annually on April 1 and October 1	500	500
Capital Lease Obligations; payable in varying installments through January 31, 2045	318	277
Other	47	51
Total Long-Term Debt	1,365	1,328
Less current installments	509	7
Long-Term Debt, excluding current installments	$856	$1,321

The Company has a commercial paper program with maximum available borrowings for up to $1 billion. In connection with the program, the Company has a back-up credit facility with a consortium of banks for up to $800 million. The credit facility, which expires in September 2004, contains various restrictive covenants, none of which are expected to materially impact the Company’s liquidity or capital resources.

The Company had $500 million of unsecured 61/2% Senior Notes and $500 million of unsecured 53/8% Senior Notes outstanding as of February 1, 2004, collectively referred to as “Senior Notes.” The Senior Notes may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest up to the redemption date. The redemption price is equal to the greater of (1) 100% of the principal amount of the Senior Notes to be redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest to maturity. The Senior Notes are not subject to sinking fund requirements.

Interest Expense in the accompanying Consolidated Statements of Earnings is net of interest capitalized of $50 million, $59 million and $84 million in fiscal 2003, 2002 and 2001, respectively. Maturities of Long-Term Debt are $509 million for fiscal 2004, $10 million for fiscal 2005, $530 million for fiscal 2006, $12 million for fiscal 2007, $14 million for fiscal 2008 and $290 million thereafter.

As of February 1, 2004, the market values of the publicly traded Senior Notes were approximately $515 million and $532 million, respectively. The estimated fair value of all other long-term borrowings, excluding capital lease obligations, was approximately $50 million compared to the carrying value of $47 million. These fair values were estimated using a discounted cash flow analysis based on the Company’s incremental borrowing rate for similar liabilities.

3. INCOME TAXES

The components of Earnings before Provision for Income Taxes for fiscal 2003, 2002 and 2001 are as follows (amounts in millions):

	Fiscal Year Ended
	February 1, 2004	February 2, 2003	February 3, 2002

United States	$6,440	$5,571	$4,783
Foreign	403	301	174
Total	$6,843	$5,872	$4,957

The Provision for Income Taxes consisted of the following (amounts in millions):

	Fiscal Year Ended
	February 1, 2004	February 2, 2003	February 3, 2002

Current:
Federal	$1,520	$1,679	$1,594
State	307	239	265
Foreign	107	117	60
	1,934	2,035	1,919
Deferred:
Federal	573	174	(12)
State	27	1	(1)
Foreign	5	(2)	7
	605	173	(6)
Total	$2,539	$2,208	$1,913

The Company’s combined federal, state and foreign effective tax rates for fiscal 2003, 2002 and 2001, net of offsets generated by federal, state and foreign tax benefits, were approximately 37.1%, 37.6% and 38.6%, respectively.

A reconciliation of the Provision for Income Taxes at the federal statutory rate of 35% to actual tax expense for the applicable fiscal years is as follows (amounts in millions):

	Fiscal Year Ended
	February 1, 2004	February 2, 2003	February 3, 2002

Income taxes at federal statutory rate	$2,395	$2,055	$1,735
State income taxes, net of federal income tax benefit	217	156	172
Foreign rate differences	(29)	(1)	4
Other, net	(44)	(2)	2
Total	$2,539	$2,208	$1,913

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of February 1, 2004 and February 2, 2003, were as follows (amounts in millions):

	February 1, 2004	February 2, 2003

Deferred Tax Assets:
Accrued self-insurance liabilities	$205	$305
Other accrued liabilities	196	92
Net loss on disposition of business	31	31
Total gross deferred tax assets	432	428
Valuation allowance	(31)	(31)
Deferred tax assets, net of valuation allowance	401	397
Deferred Tax Liabilities:
Accelerated depreciation	(1,114)	(571)
Accelerated inventory deduction	(218)	(149)
Other	(36)	(39)
Total gross deferred tax liabilities	(1,368)	(759)
Net deferred tax liability	$(967)	$(362)

A valuation allowance existed as of February 1, 2004, and February 2, 2003, due to the uncertainty of capital loss utilization. Management believes the existing net deductible temporary differences comprising the deferred tax assets will reverse during periods in which the Company generates net taxable income.

4. EMPLOYEE STOCK PLANS

The Home Depot, Inc. 1997 Omnibus Stock Incentive Plan (“1997 Plan”) provides that incentive stock options, non-qualified stock options, stock appreciation rights, restricted shares, performance shares, performance units and deferred shares may be issued to selected associates, officers and directors of the Company. The maximum number of shares of the Company’s common stock authorized for issuance under the 1997 Plan includes the number of shares carried over from prior plans and the number of shares authorized but unissued in the prior year, plus one-half percent of the total number of issued shares as of the first day of each fiscal year. As of February 1, 2004, there were 110 million shares available for future grants under the 1997 Plan.

Under the 1997 Plan, as of February 1, 2004, the Company had granted incentive and non-qualified stock options for 176 million shares, net of cancellations (of which 91 million had been exercised). Incentive stock options and non-qualified options typically vest at the rate of 25% per year commencing on the first anniversary date of the grant and expire on the tenth anniversary date of the grant. The Company recognized $40 million of stock-based compensation expense in fiscal 2003 related to stock options granted, modified or settled and expense related to the ESPP after the beginning of fiscal 2003 (see Note 1 under the caption “Stock-Based Compensation”).

Under the 1997 Plan, as of February 1, 2004, 3 million shares of restricted stock had been issued net of cancellations (the restrictions on 76,800 shares have lapsed). Generally, the restrictions on the restricted stock lapse according to one of the following schedules: (1) the restrictions on 25% of the restricted stock lapse upon the third and sixth year anniversaries of the date of issuance with the remaining 50% of the restricted stock lapsing upon the associate’s attainment of age 62, or (2) the restrictions on 100% of the restricted stock lapse at 3 or 5 years. The fair value of the restricted stock is expensed over the period during which the restrictions lapse. The Company recorded stock-based compensation expense related to restricted stock of $13 million in fiscal 2003 and $3 million in both fiscal 2002 and 2001.

The Company maintains two employee stock purchase plans (U.S. and non-U.S. plans). The plan for U.S. associates is a tax-qualified plan under Section 423 of the Internal Revenue Code. The non-U.S. plan is not a Section 423 plan. The ESPPs allow associates to purchase up to 152 million shares of common stock, of which 112 million shares (adjusted for subsequent stock splits) have been purchased from inception of the plans, at a price equal to the lower of 85% of the stock’s fair market value on the first day or the last day of the purchase period. These shares were included in the pro forma calculation of stock-based compensation expense included in Note 1 under the caption “Stock-Based Compensation.” During fiscal 2003, 6.0 million shares were purchased under the ESPPs at an average price of $25.28 per share. Under the outstanding ESPPs as of February 1, 2004, employees have contributed $11.1 million to purchase shares at 85% of the stock’s fair market value on the first day ($30.17) or last day (June 30, 2004) of the purchase period. The Company had 40 million shares available for issuance under the ESPPs at February 1, 2004.

As of February 1, 2004, there were 2.5 million non-qualified stock options and 1.4 million deferred stock units outstanding under non-qualified stock option and deferred stock unit plans that are not part of the 1997 Plan. During fiscal 2003, 2002 and 2001, the Company granted 0, 0 and 629,000 deferred stock units, respectively, under the deferred unit plans that are not part of the 1997 Plan to several key associates vesting at various dates. In fiscal 2003, there were 635,000 deferred units granted under the 1997 Plan. Each deferred stock unit entitles the associate to one share of common stock to be received up to five years after the vesting date of the deferred stock unit, subject to certain deferral rights of the associate. The fair value of the deferred stock units on the grant dates was $19 million and $27 million for deferred units granted in fiscal 2003 and 2001, respectively. These amounts are being expensed over the vesting periods. The Company recorded stock-based compensation expense related to deferred stock units of $13 million, $12 million and $16 million in fiscal 2003, 2002 and 2001, respectively.

The following table summarizes stock options outstanding at February 1, 2004, February 2, 2003 and February 3, 2002, and changes during the fiscal years ended on these dates (shares in thousands):

	Number of Shares	Weighted Average Option Price

Outstanding at January 28, 2001	65,801	$26.46
Granted	25,330	40.33
Exercised	(16,614)	15.03
Canceled	(5,069)	39.20
Outstanding at February 3, 2002	69,448	$33.33
Granted	31,656	40.86
Exercised	(9,908)	18.27
Canceled	(8,030)	42.74
Outstanding at February 2, 2003	83,166	$37.09
Granted	19,234	24.97
Exercised	(4,708)	16.03
Canceled	(9,913)	38.54
Outstanding at February 1, 2004	87,779	$35.40

The following table summarizes information regarding stock options outstanding at February 1, 2004 (shares in thousands):

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life (Yrs)	Weighted Average Outstanding Option Price	Options Exercisable	Weighted Average Exercisable Option Price

$ 8.19 to 11.86	4,739	2.5	$10.36	4,739	$10.36
12.78 to 18.60	925	3.6	17.29	925	17.29
21.29 to 28.79	21,746	8.0	23.96	4,655	21.78
31.56 to 40.95	37,666	7.2	37.56	18,737	38.49
46.49 to 53.00	22,703	7.4	48.74	8,075	50.52
	87,779	7.2	$35.40	37,131	$34.89

5.  LEASES

The Company leases certain retail locations, office space, warehouse and distribution space, equipment and vehicles.  While the majority of the leases are operating leases, certain retail locations are leased under capital leases.  As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

The Company has an off-balance sheet lease agreement under which the Company leased assets totaling $282 million.  The lease was created as a subsequent lease to an initial lease of $600 million.  These two leases were originally created under structured financing arrangements and involve three special purpose entities which meet the criteria for non-consolidation established by generally accepted accounting principles and are not owned by or affiliated with the Company, its management or officers.  The Company financed a portion of its new stores opened in fiscal years 1997 through 2002, as well as a distribution center and office buildings, under these lease agreements.  Under both agreements, the lessor purchased the properties, paid for the construction costs and subsequently leased the facilities to the Company.  The Company records the rental payments under the terms of the operating lease agreements as Selling and Store Operating Expenses in the accompanying Consolidated Statements of Earnings.

In December 2003, the Company exercised its option to purchase the assets under the initial lease agreement of $600 million at the original cost of the assets of $598 million which approximated fair market value.  These assets are included in the accompanying Consolidated Balance Sheets in Property and Equipment and are being depreciated on a straight-line basis over their estimated remaining useful lives.  In connection with the purchase of the assets, one of the aforementioned special purpose entities was dissolved.

The lease term for the remaining $282 million agreement expires in 2008 with no renewal option.  The lease provides for a substantial residual value guarantee limited to 79% of the initial book value of the assets and includes a purchase option at the original cost of each property.  As the leased assets were placed into service, the Company estimated its liability under the residual value guarantee.  The maximum amount of the residual value guarantee relative to the assets under the off-balance sheet lease agreement described above is estimated to be $223 million.  Events or circumstances that would require the Company to perform under the residual value guarantee include (1) initial default on the lease with the assets sold for less than book value, or (2) the Company’s decision not to purchase the assets at the end of the lease and the sale of the assets results in proceeds less than the initial book value of the assets.

Total rent expense, net of minor sublease income for fiscal 2003, 2002 and 2001, was $570 million, $533 million and $522 million, respectively.  Certain store leases also provide for contingent rent payments based on percentages of sales in excess of specified minimums.  Contingent rent expense for fiscal 2003, 2002 and 2001, was approximately $7 million, $8 million and $10 million, respectively.  Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company under the lease agreements.

The approximate future minimum lease payments under capital and all other leases, including the off-balance sheet lease, at February 1, 2004, were as follows (amounts in millions):

Fiscal Year	Capital Leases	Operating Leases

2004	$52	$608
2005	51	577
2006	52	517
2007	53	486
2008	54	452
Thereafter through 2045	647	5,199
	909	$7,839
Less imputed interest	591
Net present value of capital lease obligations	318
Less current installments	7
Long-term capital lease obligations, excluding current installments	$311

Short-term and long-term obligations for capital leases are included in the accompanying Consolidated Balance Sheets in Other Accrued Expenses and Long-Term Debt, respectively.  The assets under capital leases recorded in Property and Equipment, net of amortization, totaled $263 million and $235 million at February 1, 2004 and February 2, 2003, respectively.

6.  EMPLOYEE BENEFIT PLANS

The Company maintains three active defined contribution retirement plans (“the Plans”).  All associates satisfying certain service requirements are eligible to participate in the Plans.  The Company makes cash contributions each payroll period to purchase shares of the Company’s common stock, up to specified percentages of associates’ contributions as approved by the Board of Directors.

The Company’s contributions to the Plans were $106 million, $99 million and $97 million for fiscal 2003, 2002 and 2001, respectively.  At February 1, 2004, the Plans held a total of 35 million shares of the Company’s common stock in trust for plan participants.

The Company also maintains a restoration plan to provide certain associates deferred compensation that they would have received under the Plans as a matching contribution if not for the maximum compensation limits under the Internal Revenue Code.  The Company funds the restoration plan through contributions made to a grantor trust, which are then used to purchase shares of the Company’s common stock in the open market.  Compensation expense related to this plan for fiscal 2003, 2002 and 2001 was not material.

7.  BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES

The reconciliation of basic to diluted weighted average common shares for fiscal 2003, 2002 and 2001 was as follows (amounts in millions):

	Fiscal Year Ended
	February 1, 2004	February 2, 2003	February 3, 2002

Weighted average common shares	2,283	2,336	2,335
Effect of potentially dilutive securities:
Stock Plans	6	8	18
Diluted weighted average common shares	2,289	2,344	2,353

Stock plans include shares granted under the Company’s ESPPs and stock incentive plans, as well as shares issued for deferred compensation stock plans.  Options to purchase 67.9 million, 52.9 million and 10.9 million shares of common stock at February 1, 2004, February 2, 2003 and February 3, 2002, respectively, were excluded from the computation of Diluted Earnings per Share because their effect would have been anti-dilutive.

8.  COMMITMENTS AND CONTINGENCIES

At February 1, 2004, the Company was contingently liable for approximately $1.3 billion under outstanding letters of credit issued for certain business transactions, including insurance programs, purchases of import merchandise inventories and construction contracts.  The Company’s letters of credit are primarily performance-based and are not based on changes in variable components, a liability or an equity security of the other party.

The Company is involved in litigation arising from the normal course of business.  In management’s opinion, this litigation is not expected to materially impact the Company’s consolidated results of operations or financial condition.

9.  ACQUISITIONS AND DISPOSITIONS

The following acquisitions completed by the Company were all accounted for under the purchase method of accounting.  Pro forma results of operations for fiscal 2003, 2002 and 2001 would not be materially different as a result of these acquisitions and therefore are not presented.

In January 2004, the Company acquired substantially all of the assets of Creative Touch Interiors, Inc., a flooring supply company servicing the new homebuilder industry.

In December 2003, the Company acquired all of the common stock of Economy Maintenance Supply Company (“EMS”) and all of the common stock of RMA Home Services, Inc.  (“RMA”).  EMS is a wholesale supplier of maintenance, repair and operations products.  RMA is a replacement windows and siding installed services business.  In October 2003, the Company acquired substantially all of the assets of Installed Products U.S.A., a roofing and fencing installed services business.

In October 2002, the Company acquired substantially all of the assets of FloorWorks, Inc.  and Arvada Hardwood Floor Company and all of the common stock of Floors, Inc., three flooring installation companies primarily servicing the new homebuilder industry.  In June 2002, the Company acquired the assets of Maderería Del Norte, S.A. de C.V., a four-store chain of home improvement stores in Juarez, Mexico.

In fiscal 2001, the Company acquired the assets of Your “other” Warehouse and Soluciones Para Las Casas de Mexico, S. de R.L. de C.V.

The total aggregate purchase price for acquisitions in fiscal 2003, 2002 and 2001 was $248 million, $202 million and $193 million, respectively.  Accordingly, the Company recorded Cost in Excess of the Fair Value of Net Assets Acquired related to these acquisitions of $231 million, $109 million and $110 million for fiscal 2003, 2002 and 2001, respectively, on the accompanying Consolidated Balance Sheets.

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

10.  QUARTERLY FINANACIAL DATA (UNAUDITED)

The following is a summary of the quarterly consolidated results of operations for the fiscal years ended February 1, 2004 and February 2, 2003 (amounts in millions, except per share data):

	Net Sales	Increase (Decrease) in Comparable Store Sales(1) (2)	Gross Profit	Net Earnings	Basic Earnings per Share	Diluted Earnings per Share

Fiscal Year Ended February 1, 2004:
First Quarter	$15,104	(1.6)%	$4,829	$907	$0.40	$0.39
Second Quarter	17,989	2.2%	5,605	1,299	0.57	0.56
Third Quarter	16,598	7.8%	5,193	1,147	0.50	0.50
Fourth Quarter	15,125	7.6%	4,953	951	0.42	0.42
Fiscal Year	$64,816	3.8%	$20,580	$4,304	$1.88	$1.88
Fiscal Year Ended February 2, 2003:
First Quarter	$14,282	5%	$4,360	$856	$0.36	$0.36
Second Quarter	16,277	1%	4,946	1,182	0.50	0.50
Third Quarter	14,475	(2)%	4,580	940	0.40	0.40
Fourth Quarter	13,213	(6)%	4,222	686	0.30	0.30
Fiscal Year	$58,247	0%	$18,108	$3,664	$1.57	$1.56

Note: The quarterly data may not sum to fiscal year totals due to rounding.

(1)       Includes net sales at locations open greater than 12 months and net sales of all of the subsidiaries of The Home Depot, Inc.  Stores and subsidiaries become comparable on the Monday following their 365th day of operation.

(2)       Beginning in fiscal 2003, comparable store sales increases were reported to the nearest one-tenth of a percentage.  Comparable store sales increases in fiscal years prior to 2003 were not adjusted to reflect this change.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

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

The Company maintains a system of internal accounting controls, which is supported by an internal audit program and is designed to provide reasonable assurance, at an appropriate cost, that the Company’s assets are safeguarded and transactions are properly recorded.  This system is continually reviewed and modified in response to changing business conditions and operations and as a result of recommendations by the external and internal auditors.  In addition, the Company has distributed to associates its policies for conducting business affairs in a lawful and ethical manner.

The financial statements of the Company have been audited by KPMG LLP, independent auditors.  Their accompanying report is based upon an audit conducted in accordance with auditing standards generally accepted in the United States of America, including the related review of internal accounting controls and financial reporting matters.

The Audit Committee of the Board of Directors, consisting solely of outside directors, meets five times a year with the independent auditors, the internal auditors and representatives of management to discuss auditing and financial reporting matters.  In addition, a telephonic meeting is held prior to each quarterly earnings release.  The Audit Committee retains the independent auditors and regularly reviews the internal accounting controls, the activities of the outside auditors and internal auditors and the financial condition of the Company.  Both the Company’s independent auditors and the internal auditors have free access to the Audit Committee.

/s/ Robert L. Nardelli	/s/ Carol B. Tomé
Robert L. Nardelli	Carol B. Tomé
Chairman, President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

/s/ Kelly H. Barrett
Kelly H. Barrett
Vice President
Corporate Controller

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

The Home Depot, Inc.:

We have audited the accompanying Consolidated Balance Sheets of The Home Depot, Inc. and subsidiaries as of February 1, 2004 and February 2, 2003 and the related Consolidated Statements of Earnings, Stockholders’ Equity and Comprehensive Income, and Cash Flows for each of the fiscal years in the three-year period ended February 1, 2004.  These Consolidated Financial Statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of The Home Depot, Inc. and subsidiaries as of February 1, 2004 and February 2, 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended February 1, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the Consolidated Financial Statements, effective February 3, 2003, the Company changed its method of accounting for cash consideration received from a vendor to conform to Emerging Issues Task Force No.  02-16 and adopted the fair value method of recording stock-based compensation expense in accordance with Statement of Financial Accounting Standards No. 123.

/s/ KPMG LLP
KPMG LLP
Atlanta, Georgia
February 23, 2004

10-Year Summary of Financial and Operating Results

The Home Depot, Inc. and Subsidiaries

amounts in millions, except where noted	10-Year Compound Annual Growth Rate	2003

STATEMENT OF EARNINGS DATA
Net sales	21.5%	$64,816
Net sales increase (%)	—	11.3
Earnings before provision for income taxes	25.0	6,843
Net earnings	25.1	4,304
Net earnings increase (%)	—	17.5
Diluted earnings per share ($)(2)	23.9	1.88
Diluted earnings per share increase (%)	—	20.5
Diluted weighted average number of common shares	0.7	2,289
Gross margin — % of sales	—	31.8
Selling and store operating expense — % of sales	—	19.3
Pre-opening expense — % of sales	—	0.1
General and administrative expense — % of sales	—	1.8
Net interest income (expense) — % of sales	—	—
Earnings before provision for income taxes — % of sales	—	10.6
Net earnings — % of sales	—	6.6
BALANCE SHEET DATA AND FINANCIAL RATIOS
Total assets	22.0%	$34,437
Working capital	14.3	3,774
Merchandise inventories	21.5	9,076
Net property and equipment	23.8	20,063
Long-term debt	(0.2)	856
Stockholders’ equity	23.1	22,407
Book value per share ($)	21.7	9.93
Total debt-to-equity (%)	—	6.1
Current ratio	—	1.40:1
Inventory turnover	—	5.0x
Return on invested capital (%)	—	20.4
STATEMENT OF CASH FLOWS DATA
Depreciation and amortization	28.2%	$1,076
Capital expenditures(3)	14.6	3,508
Cash dividends per share ($)	29.2	0.26
STORE DATA(4)
Number of stores	20.5%	1,707
Square footage at fiscal year-end	21.5	183
Increase in square footage (%)	—	10.2
Average square footage per store (in thousands)	0.7	107
STORE SALES AND OTHER DATA
Comparable store sales increase (%)(5) (6) (7)	—	3.8
Weighted average weekly sales per operating store (in thousands)(4)	0.0%	$763
Weighted average sales per square foot ($)(4) (5)	(0.7)	371
Number of customer transactions(4)	18.1	1,246
Average ticket ($)(4)	2.7	51.15
Number of associates at fiscal year-end	19.4	298,800

(1)       Fiscal years 2001 and 1996 include 53 weeks; all other fiscal years reported include 52 weeks.

(2)       Diluted earnings per share for fiscal 1997, excluding a $104 million non-recurring charge, were $0.55.

(3)       Excludes payments for businesses acquired (net, in millions) for fiscal years 2003 ($215), 2002 ($235), 2001 ($190), 2000 ($26), 1999 ($101), 1998 ($6) and 1997 ($61).

(4)       Excludes all subsidiaries operating under The Home Depot Supply brand (Apex Supply Company, Maintenance Warehouse, Your “other” Warehouse and HD Builder Solutions Group) since their inclusion may cause distortion of the data presented due to operational differences from the Company’s retail stores.  The total number of the excluded locations and their total square footage are immaterial to the Company’s total number of locations and total square footage.

amounts in millions, except where noted	2002	2001(1)	2000	1999	1998	1997	1996(1)	1995	1994

STATEMENT OF EARNINGS DATA
Net sales	$58,247	$53,553	$45,738	$38,434	$30,219	$24,156	$19,535	$15,470	$12,477
Net sales increase (%)	8.8	17.1	19.0	27.2	25.1	23.7	26.3	24.0	35.0
Earnings before provision for income taxes	5,872	4,957	4,217	3,804	2,654	1,898	1,535	1,195	980
Net earnings	3,664	3,044	2,581	2,320	1,614	1,160	938	732	605
Net earnings increase (%)	20.4	17.9	11.3	43.7	31.9	23.7	28.2	21.0	32.2
Diluted earnings per share ($)(2)	1.56	1.29	1.10	1.00	0.71	0.52	0.43	0.34	0.29
Diluted earnings per share increase (%)	20.9	17.3	10.0	40.8	29.1	20.9	26.5	17.2	31.8
Diluted weighted average number of common shares	2,344	2,353	2,352	2,342	2,320	2,287	2,195	2,151	2,142
Gross margin — % of sales	31.1	30.2	29.9	29.7	28.5	28.1	27.8	27.7	27.9
Selling and store operating expense — % of sales	19.2	19.0	18.6	17.8	17.7	17.8	18.0	18.0	17.8
Pre-opening expense — % of sales	0.2	0.2	0.3	0.3	0.3	0.3	0.3	0.4	0.4
General and administrative expense — % of sales	1.7	1.7	1.8	1.7	1.7	1.7	1.7	1.7	1.8
Net interest income (expense) — % of sales	0.1	—	—	—	—	—	0.1	0.1	(0.1)
Earnings before provision for income taxes — % of sales	10.1	9.3	9.2	9.9	8.8	7.9	7.9	7.7	7.8
Net earnings — % of sales	6.3	5.7	5.6	6.0	5.3	4.8	4.8	4.7	4.8
BALANCE SHEET DATA AND FINANCIAL RATIOS
Total assets	$30,011	$26,394	$21,385	$17,081	$13,465	$11,229	$9,342	$7,354	$5,778
Working capital	3,882	3,860	3,392	2,734	2,076	2,004	1,867	1,255	919
Merchandise inventories	8,338	6,725	6,556	5,489	4,293	3,602	2,708	2,180	1,749
Net property and equipment	17,168	15,375	13,068	10,227	8,160	6,509	5,437	4,461	3,397
Long-term debt	1,321	1,250	1,545	750	1,566	1,303	1,247	720	983
Stockholders’ equity	19,802	18,082	15,004	12,341	8,740	7,098	5,955	4,988	3,442
Book value per share ($)	8.38	7.71	6.46	5.36	3.95	3.23	2.75	2.32	1.69
Total debt-to-equity (%)	6.7	6.9	10.3	6.1	17.9	18.4	20.9	14.4	28.6
Current ratio	1.48:1	1.59:1	1.77:1	1.75:1	1.73:1	1.82:1	2.01:1	1.89:1	1.76:1
Inventory turnover	5.3x	5.4x	5.1x	5.4x	5.4x	5.4x	5.6x	5.5x	5.7x
Return on invested capital (%)	18.8	18.3	19.6	22.5	19.3	16.1	16.3	16.3	16.5
STATEMENT OF CASH FLOWS DATA
Depreciation and amortization	$903	$764	$601	$463	$373	$283	$232	$181	$130
Capital expenditures(3)	2,749	3,393	3,574	2,618	2,094	1,464	1,248	1,308	1,220
Cash dividends per share ($)	0.21	0.17	0.16	0.11	0.08	0.06	0.05	0.04	0.03
STORE DATA(4)
Number of stores	1,532	1,333	1,134	930	761	624	512	423	340
Square footage at fiscal year-end	166	146	123	100	81	66	54	44	35
Increase in square footage (%)	14.1	18.5	22.6	23.5	22.8	23.1	21.6	26.3	33.2
Average square footage per store (in thousands)	108	109	108	108	107	106	105	105	103
STORE SALES AND OTHER DATA
Comparable store sales increase (%)(5) (6) (7)	—	—	4	10	7	7	7	3	8
Weighted average weekly sales per operating store (in thousands)(4)	$772	$812	$864	$876	$844	$829	$803	$787	$802
Weighted average sales per square foot ($)(4) (5)	370	388	415	423	410	406	398	390	404
Number of customer transactions(4)	1,161	1,091	937	797	665	550	464	370	302
Average ticket ($)(4)	49.43	48.64	48.65	47.87	45.05	43.63	42.09	41.78	41.29
Number of associates at fiscal year-end	280,900	256,300	227,300	201,400	156,700	124,400	98,100	80,800	67,300

(5)       Adjusted to reflect the first 52 weeks of the 53-week fiscal years in 2001 and 1996.

(6)       Includes net sales at locations open greater than 12 months and net sales of all of the subsidiaries of The Home Depot, Inc. Stores and subsidiaries become comparable on the Monday following their 365th day of operation.

(7)       Beginning in fiscal 2003, comparable store sales increases were reported to the nearest one-tenth of a percentage. Comparable store sales increases in fiscal years prior to 2003 were not adjusted to reflect this change.

Corporate and Stockholder Information

The Home Depot, Inc. and Subsidiaries

STORE SUPPORT CENTER

The Home Depot, Inc.

2455 Paces Ferry Road, NW

Atlanta, GA 30339-4024

Telephone: (770) 433-8211

THE HOME DEPOT WEB SITE

www.homedepot.com

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.

P.O. Box 43010

Providence, RI 02940-3016

Telephone: 1 (800) 577-0177

Internet address: www.equiserve.com

INDEPENDENT AUDITORS

KPMG LLP

Suite 2000

303 Peachtree Street, NE

Atlanta, GA 30308

STOCK EXCHANGE LISTING

New York Stock Exchange

Trading symbol – HD

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 a.m., Central Time, May 27, 2004, at the Westin Galleria, 13340 Dallas Parkway, Dallas, Texas 75240.

NUMBER OF STOCKHOLDERS

As of March 29, 2004, there were approximately 204,032 stockholders of record and approximately 2,024,000 individual stockholders holding stock under nominee security position listings.

DIVIDENDS DECLARED PER COMMON SHARE

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Fiscal 2003	$0.06	$0.07	$0.07	$0.07
Fiscal 2002	$0.05	$0.05	$0.06	$0.06

DIRECT STOCK PURCHASE/DIVIDEND REINVESTMENT PLAN

New investors may make an initial investment, and stockholders of record may acquire additional shares of The Home Depot, Inc.’s common stock through the Company’s direct stock purchase and dividend reinvestment plan.  Subject to certain requirements, initial cash investments, cash dividends and/or additional optional cash purchases may be invested through this plan.

To obtain enrollment materials, including the prospectus, access The Home Depot web site, or call 1-877-HD-SHARE.  For all other communications regarding these services, contact the Transfer Agent and Registrar.

FINANCIAL AND OTHER COMPANY INFORMATION

Our Annual Report on Form 10-K for the fiscal year ended February 1, 2004 is available on our web site at www.homedepot.com under the Investor Relations section.  In addition, financial reports, recent filings with the Securities and Exchange Commission, news releases and other Company information are available on The Home Depot web site.  For a printed copy of Form 10-K (without exhibits), please contact:

The Home Depot, Inc.
Investor Relations
2455 Paces Ferry Road, NW
Atlanta, GA 30339-4024
Telephone: (770) 384-4388

QUARTERLY STOCK PRICE RANGE

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Fiscal 2003
High	$28.76	$34.72	$37.84	$37.89
Low	$20.18	$27.85	$30.10	$31.93
Fiscal 2002
High	$52.28	$49.25	$34.82	$29.18
Low	$45.17	$27.15	$23.13	$20.10

About this report

Consistent with The Home Depot’s commitment to the environment, this report was printed on paper that was manufactured in accordance with the Principles and Criteria of the Forest Stewardship Council (FSC).  This certification ensures that the fiber from which the paper is manufactured comes partially from certified forests that are managed in a way that is socially beneficial, environmentally responsible and economically viable.  Annually, this paper contains at least 5% certified virgin fiber, and at least an additional 50% post-consumer reclaimed fiber.  The paper was manufactured using wind power as a source of energy.  The printing plant has been certified as an FSC-certified printer.

Concept and Design: www.crittgraham.com
Principal Photography: Mike Hemberger
Other Photography: Brian Robbins
Board Photograph: Kim Steele
Printer: ACME Printing