Form 10-K, Exhibit 13
period 2005-01-30
HOME DEPOT INC
filed 2005-04-11
CIK 354950

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

FINANCIAL REVIEW

TABLE OF CONTENTS

Management's Discussion and Analysis of Results of Operations and Financial Condition	2
Consolidated Statements of Earnings	15
Consolidated Balance Sheets	16
Consolidated Statements of Stockholders' Equity and Comprehensive Income	17
Consolidated Statements of Cash Flows	18
Notes to Consolidated Financial Statements	19
Management's Responsibility for Financial Statements	35
Management's Report on Internal Control over Financial Reporting	35
Reports of Independent Registered Public Accounting Firm	36
10-Year Summary of Financial and Operating Results	39
Corporate and Stockholder Information	41

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The Home Depot, Inc. and Subsidiaries

FORWARD-LOOKING STATEMENTS

        Certain statements of The Home Depot's expectations made herein, including those regarding Net Sales growth, increases in comparable store sales, impact of cannibalization, commodity price inflation and deflation, implementation of store initiatives, Net Earnings performance, including depreciation expense and stock-based compensation expense, store openings, capital allocation and expenditures, the effect of adopting certain accounting standards, strategic direction and the demand for our products and services, constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and expectations. These risks and uncertainties include economic conditions in North America, changes in our cost structure, the availability of sourcing channels consistent with our strategy of differentiation, conditions affecting new store development, conditions affecting customer transactions and average ticket, the success of our technology initiatives in improving operations and customers' in-store experience, our ability to identify and respond to evolving trends in demographics and consumer preferences, the relative success of our expansion strategy, including our ability to integrate acquisitions and create appropriate distribution channels for key sales platforms, our ability to attract, train and retain highly-qualified associates, the impact of new accounting standards and the impact of competition, decisions by management related to possible asset impairments, regulation and litigation matters. Undue reliance should not be placed on such forward-looking statements as they speak only as of the date made. Additional information regarding these and other risks is contained in our periodic filings with the Securities and Exchange Commission.

EXECUTIVE SUMMARY AND SELECTED CONSOLIDATED STATEMENTS OF EARNINGS DATA

        For fiscal year ended January 30, 2005 ("fiscal 2004"), we reported Net Earnings of $5.0 billion and Diluted Earnings per Share of $2.26 compared to Net Earnings of $4.3 billion and Diluted Earnings per Share of $1.88 in fiscal year ended February 1, 2004 ("fiscal 2003"). Net Sales for fiscal 2004 increased 12.8% over fiscal 2003 to $73.1 billion. This growth in our business was achieved through the continued execution of our strategy of enhancing the core, extending the business and expanding the market. In the execution of our strategy, we invested $3.9 billion back into our business and invested $727 million for acquisitions of new businesses during fiscal 2004.

        We enhanced our business by maintaining an aggressive pace of introducing innovative and distinctive new merchandise, supported by continued investments in store modernization and technology, including major merchandising resets that reflect emerging consumer trends. In fiscal 2004, we continued to invest in technology through the installation of human resource and financial systems to improve our operating systems and enable future growth. Our technological enhancements also included the conversion onto a new single point-of-sale platform in all stores in the United States ("U.S."), which allowed us to roll out cordless scan guns to all U.S. stores and self-checkout registers to over 1,000 stores. These enhancements streamlined the front-end of our stores and eliminated redundant tasks, allowing our associates to spend more time with our customers. These investments in our core business are paying off as evidenced by certain key operating performance measurements, including comparable store sales, which increased 5.4% in fiscal 2004 and sales per square foot which increased 1.2% to $375.26. Average ticket also increased 7.3% in fiscal 2004 to $54.89, a company record, with growth in every selling department. We achieved a record operating margin of 10.8% for fiscal 2004.

        We extended our business by opening new stores and by offering a variety of installation and home maintenance programs through our Home Depot and EXPO Design Center stores. We currently offer 23 national installation programs that provide products and services to our do-it-for-me customers. We also arrange for the provision of flooring, countertop and window coverings installation services to production homebuilders through HD Builder Solutions Group, Inc. Our services revenue increased 28% to $3.6 billion in fiscal 2004, and we saw sustained growth in categories such as carpet, countertops, kitchens, windows, HVAC, roofing and sheds. We opened 183 net new stores during fiscal 2004, including three new urban format stores, two in New York City and one in Park Royal, West Vancouver, British Columbia, bringing our total store count to 1,890. We also continued the expansion of several initiatives including our Tool Rental Centers, Professional Business Customer ("Pro"), Appliance and DesignplaceSM initiatives. In response to the growing demand for online shopping, we revamped our website, homedepot.com, making improvements in the overall navigability of the site with more than 15,000 products for sale, including appliances.

        We have expanded our market by capturing a growing share of the professional residential, commercial and heavy construction markets which operate under our Home Depot Supply brand and by continuing our expansion outside of the U.S. As part of this expansion in 2004, we acquired White Cap Industries, Inc. ("White Cap"), a leading distributor of specialty hardware, tools and materials to construction contractors. In fiscal 2004, we made several important moves to expand our market and global presence. We opened 15 new stores in Canada, bringing the total to 117, and increased our footprint significantly in Mexico to 44 stores through both organic growth and the acquisition of 20 Home Mart Mexico, S.A. de C.V. ("Home Mart") stores. In fiscal 2004, we also announced our intention to enter the retail market in China.

        We generated $6.9 billion of cash flow from operations in fiscal 2004. In addition to the aforementioned investments of $3.9 billion in capital expenditures and $727 million for acquisitions, we also returned $3.8 billion to our shareholders in the form of dividends and share repurchases. Our financial condition remains strong as evidenced by our $2.2 billion in Cash and Short-Term Investments at January 30, 2005. At the end of fiscal 2004, our total debt-to-equity ratio was 8.9% and our return on invested capital (computed on beginning Long-Term Debt and Equity for the trailing four quarters) was 21.5% compared to 20.4% at the end of fiscal 2003, a 110 basis point improvement.

        We believe the selected sales data, the percentage relationship between Net Sales and major categories in the Consolidated Statements of Earnings and the percentage change in the dollar amounts of each of the items presented below is important in evaluating the performance of our business operations. We operate in one business segment and believe the information presented in our Management's Discussion and Analysis of Results of Operations and Financial Condition provides an understanding of our business segment, our operations and our financial condition.

	% of Net Sales			% Increase (Decrease) In Dollar Amounts
	Fiscal Year(1)
	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
NET SALES	100.0%	100.0%	100.0%	12.8%	11.3%
Gross Profit	33.4	31.8	31.1	18.7	13.7
Operating Expenses:
Selling and Store Operating	20.7	19.4	19.4	20.0	11.6
General and Administrative	1.9	1.8	1.7	22.1	14.4

Total Operating Expenses	22.6	21.2	21.1	20.2	11.9

OPERATING INCOME	10.8	10.6	10.0	15.8	17.4
Interest Income (Expense):
Interest and Investment Income	0.1	0.1	0.1	(5.1)	(25.3)
Interest Expense	(0.1)	(0.1)	(0.0)	12.9	67.6

Interest, net	—	—	0.1	366.7	(107.1)

EARNINGS BEFORE PROVISION FOR INCOME TAXES	10.8	10.6	10.1	15.6	16.5
Provision for Income Taxes	4.0	4.0	3.8	14.7	15.0

NET EARNINGS	6.8%	6.6%	6.3%	16.2%	17.5%

SELECTED SALES DATA
Number of Customer Transactions (000s)(2)	1,295,185	1,245,721	1,160,994	4.0%	7.3%
Average Ticket(2)	$54.89	$51.15	$49.43	7.3	3.5
Weighted Average Weekly Sales per Operating Store(2)	$766,000	$763,000	$772,000	0.4	(1.2)
Weighted Average Sales per Square Foot(2)	$375.26	$370.87	$370.21	1.2	0.2
Comparable Store Sales Increase (%)(3)	5.4%	3.8%	0%	N/A	N/A

(1)
Fiscal years 2004, 2003 and 2002 refer to the fiscal years ended January 30, 2005, February 1, 2004 and February 2, 2003, respectively. Fiscal years 2004, 2003 and 2002 include 52 weeks.

(2)
Excludes all subsidiaries operating under The Home Depot Supply brand (Apex Supply Company, Inc., The Home Depot Supply, Inc., Your Other Warehouse, LLC, White Cap Industries, Inc. and HD Builder Solutions Group, Inc.) since their inclusion may cause distortion of the data presented due to operational differences from our retail stores. The total number of the excluded locations and their total square footage are immaterial to our total number of locations and total square footage.

(3)
Includes net sales at locations open greater than 12 months, including relocated and remodeled stores, and net sales of all the subsidiaries of The Home Depot,  Inc. Stores and subsidiaries become comparable on the Monday following their 365th day of operation. We believe comparable store sales is a meaningful measurement of our operating performance and is a common measurement of operating performance in the retail industry. This measurement is intended only as supplemental information, and is not a substitute for net sales or net earnings presented in accordance with generally accepted accounting principles.

RESULTS OF OPERATIONS

        For an understanding of the significant factors that influenced our performance during the past three fiscal years, the following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements presented in this Annual Report.

Fiscal 2004 Compared to Fiscal 2003

Net Sales

        Net Sales for fiscal 2004 increased 12.8% to $73.1 billion from $64.8 billion for fiscal 2003. Fiscal 2004 Net Sales growth was driven by an increase in comparable store sales of 5.4%, sales from the 183 net new stores opened during fiscal 2004, sales from the 175 net new stores opened during fiscal 2003 and sales from our newly acquired businesses. We plan to open 175 new stores during the fiscal year ending January 29, 2006, ("fiscal 2005"). We expect sales growth of 9% to 12% for fiscal 2005, driven by comparable store sales growth, sales from new stores opened during fiscal 2004 and fiscal 2005 and sales from newly acquired businesses.

        The increase in comparable store sales in fiscal 2004, our best performance since 1999, reflects a number of factors. Our average ticket, which increased 7.3% to a company record of $54.89, increased in all selling departments and our comparable store sales growth in fiscal 2004 was positive in all selling departments. We experienced strong comparable store sales increases in building materials due in part to the impact of several hurricanes in the Southeastern U.S. Lumber was another strong category during fiscal 2004, driven primarily by commodity price inflation. Additionally, we had strong sales growth in our kitchen and bath categories, driven by appliances, bath fixtures, vanities and sinks. Finally, our comparable store sales growth in fiscal 2004 reflects the impact of cannibalization.

        In order to meet our customer service objectives, we strategically open stores near market areas served by existing stores ("cannibalize") to enhance service levels, gain incremental sales and increase market penetration. As of the end of fiscal 2004, certain new stores cannibalized approximately 17% of our existing stores and we estimate that store cannibalization reduced fiscal 2004 comparable store sales by approximately 2.2%. Additionally, we believe that our sales performance has been, and could continue to be, negatively impacted by the level of competition that we encounter in various markets. However, due to the highly-fragmented U.S. home improvement industry, in which we estimate our market share is approximately 12%, measuring the impact on our sales by our competitors is extremely difficult.

        Comparable store sales in fiscal 2005 are estimated to increase 4% to 7%. We expect our comparable store sales to be favorably impacted by the introduction of innovative and distinctive new merchandise as well as positive customer reaction to our ongoing store modernization program. Increased customer traffic, traffic conversion and higher average ticket are key to our 2005 sales growth forecast. This forecast of comparable store sales growth is net of an estimated cannibalization impact of about 2%. We do not believe that changing prices for commodities will have a material effect on Net Sales or results of operations in fiscal 2005.

        The growth in Net Sales for fiscal 2004 reflects growth in services revenue, which increased 28% to $3.6 billion for fiscal 2004 from $2.8 billion for fiscal 2003, driven by strength in a number of areas including countertops, HVAC, kitchens and our flooring companies. We continued to drive our services programs, which focus primarily on providing products and services to our do-it-for-me customers. These programs are offered through Home Depot and EXPO Design Center stores. We also arrange for the provision of flooring, countertop and window coverings installation services to production homebuilders through HD Builder Solutions Group, Inc. Our services revenue is expected to benefit from the growing percentage of mature customers as they rely more heavily on installation services.

        During fiscal 2004, we continued the implementation or expansion of a number of in-store initiatives. We believe these initiatives will enhance our customers' shopping experience as they are fully implemented in our stores. The Pro initiative adds programs to our stores like job lot order quantities of merchandise and a dedicated sales desk for our Pro customer base. Our Appliance initiative offers customers an assortment of in-stock name brand appliances, including General Electric® and Maytag®, and offers the ability to special order over 2,300 additional related products through computer kiosks located in the stores. Our DesignplaceSM initiative offers our design and décor customers personalized service from specially-trained associates and provides distinctive merchandise in an attractive setting. Our Tool Rental Centers, which are located inside our stores, provide a cost effective way for our do-it-yourself and Pro customers to rent tools to complete home improvement projects. During fiscal 2004, we opened our 1,000th Tool Rental Center, making us the largest in the industry as measured by number of locations.

        The following table provides the number of stores with these initiatives:

		Fiscal Year
	Fiscal Year 2005 Estimate
		2004	2003	2002
Store Count	2,065	1,890	1,707	1,532
Initiatives:
Pro	1,728	1,563	1,356	1,135
Appliance	1,952	1,787	1,569	743
DesignplaceSM	1,952	1,787	1,625	873
Tool Rental Centers	1,186	1,061	825	601

Gross Profit

        Gross Profit increased 18.7% to $24.4 billion for fiscal 2004 from $20.6 billion for fiscal 2003, an increase of 167 basis points. Gross Profit as a percent of Net Sales was 33.4% for fiscal 2004, the highest annual rate in our company's history, compared to 31.8% for fiscal 2003. The adoption of Emerging Issues Task Force ("EITF") 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), reduced our Cost of Merchandise Sold by co-op advertising allowances of $891 million, or 122 basis points, in fiscal 2004 and $40 million, or 6 basis points, in fiscal 2003. See section "Impact of the Adoption of EITF 02-16". Excluding the impact of the adoption of EITF 02-16, our gross margin would have been 32.2% for fiscal 2004 compared with 31.7% for fiscal 2003. Improved inventory management, which resulted in lower shrink levels, contributed 18 basis points of our increase in gross profit. Finally, 33 basis points resulted from benefits arising from a change in merchandising mix, offset by the cost of our deferred interest programs, as the cost of these programs is reflected in our gross margin. Our deferred interest programs offer no interest and no payment programs over a six or twelve-month period through our private label credit card. We believe these programs deliver long-term benefits, including higher average tickets and customer loyalty.

Operating Expenses

        Operating Expenses increased 20.2% to $16.5 billion for fiscal 2004 from $13.7 billion for fiscal 2003. Operating Expenses as a percent of Net Sales were 22.6% for fiscal 2004 compared to 21.2% for fiscal 2003.

        Selling and Store Operating Expenses, which are included in Operating Expenses, increased 20.0% to $15.1 billion for fiscal 2004 from $12.6 billion for fiscal 2003. As a percent of Net Sales, Selling and Store Operating Expenses were 20.7% for fiscal 2004 compared to 19.4% for fiscal 2003. The increase in Selling and Store Operating Expenses in fiscal 2004 includes $1.0 billion of advertising expense related to the adoption of EITF 02-16. Excluding the impact of EITF 02-16, Selling and Store Operating Expenses increased 12.1% to $14.1 billion, or 19.2% of Net Sales, in fiscal 2004 compared with 19.4% of Net Sales in fiscal 2003.

        The decrease in Selling and Store Operating Expenses as a percent of Net Sales for fiscal 2004, excluding the impact of EITF 02-16, was due to an increase in labor productivity and benefits from our private label credit card, which carries a lower discount rate than other forms of credit, like bank cards. Labor productivity, as measured by sales per labor hour, reached an all-time high in fiscal 2004, as we moved our associates from tasking to selling activities. This reduction in costs was partially offset by higher expenses associated with incentive programs, like our success sharing program and our management incentive plan. In addition, our planned investment in store modernization and technology caused remodel and repair expenses as well as depreciation expense to rise at a faster rate than our sales growth.

        General and Administrative Expenses, which are included in Operating Expenses, increased 22.1% to $1.4 billion for fiscal 2004 from $1.1 billion for fiscal 2003. General and Administrative Expenses as a percent of Net Sales were 1.9% for fiscal 2004 and 1.8% for fiscal 2003. The increase in fiscal 2004 was primarily due to expenses associated with incentive programs and stock-based compensation expense.

        While we will continue to drive productivity, our expenses will be under pressure in fiscal 2005 for two primary reasons. Given our continued reinvestment in our business in prior years and our capital expenditure forecast of $3.7 billion for fiscal 2005, our total depreciation expense is estimated to increase by approximately $250 million to approximately $1.6 billion for fiscal 2005, of which approximately $1.3 billion and $300 million are included in Selling and Store Operating Expenses and General and Administrative Expenses, respectively. Stock-based compensation expense is estimated to increase by $125 million in fiscal 2005 with approximately $65 million of the increase due to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). See section "Recent Accounting Pronouncements."

Interest, net

        In fiscal 2004, we recognized $14 million of net Interest Expense compared to $3 million in fiscal 2003. Net Interest Expense as a percent of Net Sales was less than 0.1% for both fiscal 2004 and fiscal 2003. Interest Expense increased 12.9% to $70 million for fiscal 2004 from $62 million for fiscal 2003 primarily due to an increase in outstanding indebtedness and a reduction in the amount of capitalized interest. Interest Expense also increased due to the addition of $38 million in capital leases during the year. Interest and Investment Income decreased 5.1% to $56 million for fiscal 2004 from $59 million for fiscal 2003 primarily due to a lower interest rate environment.

Provision for Income Taxes

        Our combined federal and state effective income tax rate decreased to 36.8% for fiscal 2004 from 37.1% for fiscal 2003. The majority of this reduction was due to the reversal of a $31 million valuation allowance as we were able to recognize previous capital losses for which no tax benefit had been recorded at the time the capital loss was incurred.

Diluted Earnings per Share

        Diluted Earnings per Share were $2.26 and $1.88 for fiscal 2004 and fiscal 2003, respectively. The adoption of EITF 02-16 negatively impacted Diluted Earnings per Share for fiscal 2004 by $0.04 per share. Diluted Earnings per Share were favorably impacted in fiscal 2004 as a result of the repurchase of shares of our common stock in fiscal 2003 and fiscal 2004.

Over the past three fiscal years, we have repurchased 200.5 million shares of our common stock for a total of $6.7 billion. In fiscal 2005, we estimate Diluted Earnings per Share growth of 10% to 14%.

Fiscal 2003 Compared to Fiscal Year Ended February 2, 2003 ("Fiscal 2002")

Net Sales

        Net Sales for fiscal 2003 increased 11.3% to $64.8 billion from $58.2 billion for fiscal 2002. Fiscal 2003 Net Sales growth was driven by an increase in comparable store sales of 3.8%, sales from the 175 net new stores opened during fiscal 2003 and sales from the 203 net new stores opened during fiscal 2002.

        The increase in comparable store sales in fiscal 2003 reflects a number of factors. Comparable store sales growth in fiscal 2003 was positive in all selling departments. Our lawn and garden category was the biggest driver of the increase in comparable store sales for fiscal 2003, reflecting strong sales in outdoor power equipment, including John Deere® tractors and walk-behind mowers, as well as snow throwers and snow blowers. Lumber was another strong category during fiscal 2003, driven primarily by commodity price inflation. Additionally, we had strong sales growth in our kitchen and bath categories and in our paint department reflecting the positive impact of new merchandising initiatives. During fiscal 2003, we added our Appliance initiative to 826 of our stores bringing the total number of stores with our Appliance initiative to 1,569 as of the end of fiscal 2003. Additionally, during fiscal 2003, each store was set with our new Color Solutions Center, which drove sales growth in interior and exterior paint, as well as pressure washers. Finally, our comparable store sales growth in fiscal 2003 reflects the impact of cannibalization.

        As of the end of fiscal 2003, certain new stores cannibalized approximately 17% of our existing stores and we estimate that store cannibalization reduced fiscal 2003 comparable store sales by approximately 2.7%.

        The growth in Net Sales for fiscal 2003 reflects growth in services revenue, which increased 40% to $2.8 billion in fiscal 2003 from $2.0 billion in fiscal 2002, driven by strength in a number of areas including countertops, HVAC, kitchens and our flooring companies.

Gross Profit

        Gross Profit increased 13.7% to $20.6 billion for fiscal 2003 from $18.1 billion for fiscal 2002. Gross Profit as a percent of Net Sales was 31.8% for fiscal 2003 compared to 31.1% for fiscal 2002. The increase in the gross profit rate was attributable to changing customer preferences and continuing benefits arising from our centralized purchasing group. Improved inventory management, which resulted in lower shrink levels, increased penetration of import products, which typically have a lower cost, and benefits from Tool Rental Centers also positively impacted the gross profit rate. The adoption of EITF 02-16 also contributed to the increase in Gross Profit in fiscal 2003. The one-month impact of EITF 02-16 in fiscal 2003 resulted in a reduction of Cost of Merchandise Sold of $40 million.

Operating Expenses

        Operating Expenses increased 11.9% to $13.7 billion for fiscal 2003 from $12.3 billion for fiscal 2002. Operating Expenses as a percent of Net Sales were 21.2% for fiscal 2003 compared to 21.1% for fiscal 2002.

        Selling and Store Operating Expenses, which are included in Operating Expenses, increased 11.6% to $12.6 billion for fiscal 2003 from $11.3 billion for fiscal 2002. As a percent of Net Sales, Selling and Store Operating Expenses were 19.4% for fiscal 2003 and fiscal 2002. The increase in Selling and Store Operating Expenses in fiscal 2003 included $47 million of advertising expense related to the adoption of EITF 02-16. During fiscal 2003, we experienced rising workers' compensation and general liability expense, due to rising medical costs. We also experienced incremental expense associated with our store modernization program. These rising costs were offset, however, by increasing levels of sales productivity by our associates and benefits from our new private label credit program.

        General and Administrative Expenses, which are included in Operating Expenses, increased 14.4% to $1.1 billion for fiscal 2003 from $1.0 billion for fiscal 2002. General and Administrative Expenses as a percent of Net Sales were 1.8% for fiscal 2003 and 1.7% for fiscal 2002. The increase in fiscal 2003 was primarily due to increased spending in technology and other growth initiatives.

Interest, net

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

Provision for Income Taxes

        Our combined federal and state effective income tax rate decreased to 37.1% for fiscal 2003 from 37.6% for fiscal 2002. The decrease in our effective tax rate in fiscal 2003 from fiscal 2002 was primarily due to the utilization of certain federal, state and foreign tax benefits not previously recognized.

Diluted Earnings per Share

        Diluted Earnings per Share were $1.88 and $1.56 for fiscal 2003 and fiscal 2002, respectively. Diluted Earnings per Share were favorably impacted in fiscal 2003 as a result of the repurchase of shares of our common stock in fiscal 2002 and fiscal 2003.

IMPACT OF THE ADOPTION OF EITF 02-16

        In fiscal 2003, we adopted EITF 02-16 which states that certain cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be recorded as a reduction of Cost of Merchandise Sold when recognized in our Consolidated Statements of Earnings. That presumption is overcome when the consideration is either a reimbursement of specific, incremental and identifiable costs incurred to sell the vendor's products or a payment for assets or services delivered to the vendor. We received consideration in the form of advertising co-op allowances from our vendors pursuant to annual agreements, which are generally on a calendar year basis. As permitted by EITF 02-16, we elected to apply its provisions prospectively to all agreements entered into or modified after December 31, 2002. Therefore, the impact of us adopting EITF 02-16 in fiscal 2003 was limited to advertising co-op allowances earned pursuant to vendor agreements entered into in late 2003, which became effective in January 2004.

        The one-month impact of the adoption of EITF 02-16 in fiscal 2003 resulted in a reduction of Cost of Merchandise Sold of $40 million, an increase in Selling and Store Operating Expenses of $47 million and a reduction of Earnings before Provision for Income Taxes of $7 million. The impact on our Diluted Earnings per Share was immaterial. Merchandise Inventories in our accompanying Consolidated Balance Sheets as of February 1, 2004 were also reduced by $7 million.

        The impact of the adoption of EITF 02-16 in fiscal 2004 resulted in a reduction of Cost of Merchandise Sold of $891 million, an increase in Selling and Store Operating Expenses of $1.0 billion and a reduction of Earnings before Provision for Income Taxes of $158 million.

        The impact on our Diluted Earnings per Share for fiscal 2004 was a reduction of $0.04 per share. We do not expect any further impact on our Diluted Earnings per Share from the adoption of EITF 02-16. Merchandise Inventories in our accompanying Consolidated Balance Sheets as of January 30, 2005 were also reduced by $158 million.

        Prior to the adoption of EITF 02-16 in fiscal 2003, the entire amount of advertising co-op allowances received was offset against advertising expense and resulted in a reduction of Selling and Store Operating Expenses. In fiscal 2002, advertising co-op allowances exceeded gross advertising expense by $30 million. This excess amount was recorded as a reduction of Cost of Merchandise Sold in the accompanying Consolidated Statements of Earnings. We continue to earn certain advertising co-op allowances that are recorded as an offset against advertising expenses as they are reimbursements of specific, incremental and identifiable costs incurred to promote vendors' products. In fiscal 2004 and fiscal 2003, net advertising expense was $1.0 billion and $58 million, respectively, which was recorded in Selling and Store Operating Expenses.

        The following table illustrates the full-year effect on Cost of Merchandise Sold, Gross Profit, Selling and Store Operating Expenses, Operating Income and Diluted Earnings per Share as if advertising co-op allowances had always been treated as a reduction of Cost of Merchandise Sold in accordance with EITF 02-16 (amounts in millions, except per share data):

	Fiscal Year Ended
	January 30, 2005	February 1, 2004	February 2, 2003
COST OF MERCHANDISE SOLD As Reported	$48,664	$44,236	$40,139
Pro Forma	48,524	43,295	39,284

GROSS PROFIT As Reported	24,430	20,580	18,108
Pro Forma	24,570	21,521	18,963

SELLING AND STORE OPERATING EXPENSES As Reported	15,105	12,588	11,276
Pro Forma	15,105	13,529	12,157

OPERATING INCOME As Reported	7,926	6,846	5,830
Pro Forma	8,066	6,846	5,804

DILUTED EARNINGS PER SHARE As Reported	$2.26	$1.88	$1.56
Pro Forma	$2.30	$1.88	$1.56

LIQUIDITY AND CAPITAL RESOURCES

        Cash flow generated from operations provides us with a significant source of liquidity. For fiscal 2004, Net Cash Provided by Operating Activities increased to $6.9 billion from $6.5 billion for fiscal 2003. This increase was primarily driven by stronger Net Earnings and an increase in non-cash charges, such as depreciation and amortization.

        Net Cash Used in Investing Activities increased to $4.5 billion for fiscal 2004 from $4.2 billion for fiscal 2003. This increase was primarily the result of $727 million used to purchase White Cap and Home Mart. In May 2004, we acquired all of the common stock of White Cap, a leading distributor of specialty hardware, tools and materials to construction contractors, and in June 2004, we acquired all of the common stock of Home Mart, the second largest home improvement retailer in Mexico. Capital Expenditures increased to $3.9 billion for fiscal 2004 from $3.5 billion for fiscal 2003. This increase was due to a higher investment in store modernization, technology and other initiatives. The increase in Net Cash Used in Investing Activities also reflects lower proceeds from the sale of property and equipment. In December 2003, we exercised an option to purchase certain assets under a lease agreement at an original cost of $598 million. There was no similar transaction in fiscal 2004. As of January 30, 2005, we own 86% of our stores. We believe our real estate ownership strategy is a competitive advantage.

        We plan to open 175 stores in fiscal 2005, including 19 stores in Canada and 10 in Mexico, and estimate total Capital Expenditures to be approximately $3.7 billion, allocated as follows: 64% for new stores, 13% for store modernization, 12% for technology and 11% for other initiatives.

        Net Cash Used in Financing Activities for fiscal 2004 was $3.1 billion compared with $1.9 billion for fiscal 2003. During fiscal 2004, 2003 and 2002, the Board of Directors authorized total repurchases of our common stock of $7.0 billion pursuant to a Share Repurchase Program. Over the past three fiscal years, we have repurchased 200.5 million shares of our common stock for a total of $6.7 billion. During fiscal 2004, we repurchased approximately 84 million shares of our common stock for $3.1 billion and during fiscal 2003 we repurchased 47 million shares of our common stock for $1.6 billion. As of January 30, 2005, approximately $300 million remained under our previously authorized Share Repurchase Program. In February 2005, our Board of Directors authorized an additional $2.0 billion in our Share Repurchase Program, bringing the total remaining authorization to $2.3 billion.

        In September 2004, we issued $1.0 billion of 3 3/4% Senior Notes (see Note 2 in "Notes to Consolidated Financial Statements") at a discount of $5 million. The net proceeds of $995 million were used in part to repay our $500 million 6 1/2% Senior Notes with the remainder used for general corporate purposes. During fiscal 2004, we also increased dividends paid by 21% to $719 million from $595 million in fiscal 2003.

        In the second quarter of fiscal 2004, we increased the maximum capacity for borrowing under our commercial paper program to $1.25 billion as well as increased the related back-up credit facility with a consortium of banks to $1.0 billion. As of January 30, 2005, there were no borrowings outstanding under the program. The credit facility, which expires in May 2009, contains various restrictive covenants, none of which are expected to impact our liquidity or capital resources.

        We use capital and operating leases to finance a portion of our real estate, including our stores, distribution centers and store support centers. The net present value of capital lease obligations is reflected in our Consolidated Balance Sheets in Long-Term Debt. In accordance with generally accepted accounting principles, the operating leases are not reflected in our Consolidated Balance Sheets. As of the end of fiscal 2004, our total debt-to-equity ratio was 8.9% compared to 6.1% at the end of fiscal 2003. This increase was due in part to the net increase in Senior Notes of $495 million. The increase in our total debt-to-equity ratio also reflects the consolidation of a variable interest entity in accordance with the revised version of Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities," which increased Long-Term Debt by $282 million during the first quarter of fiscal 2004 but had no economic impact on our financial condition (see Note 5 in "Notes to Consolidated Financial Statements"). If the estimated net present value of future payments under the operating leases were capitalized, our total debt-to-equity ratio would increase to 30.8%.

        As of January 30, 2005, we had $2.2 billion in Cash and Short-Term Investments. We believe that our current cash position and cash flow generated from operations should be sufficient to enable us to complete our capital expenditure programs and any required long-term debt payments through the next several fiscal years. In addition, we have funds available from the $1.25 billion commercial paper program and the ability to obtain alternative sources of financing if required.

        The following table summarizes our significant contractual obligations and commercial commitments as of January 30, 2005 (amounts in millions):

	Payments Due by Fiscal Year
	Total	2005	2006- 2007	2008- 2009	Thereafter
Contractual Obligations(1)
Long-Term Debt(2)	$2,129	$85	$638	$1,382	$24
Capital Lease Obligations(3)	1,108	67	134	135	772
Operating Leases	7,930	660	1,179	978	5,113

Subtotal	$11,167	$812	$1,951	$2,495	$5,909
	Amount of Commitment Expiration per Fiscal Year
	Total	2005	2006- 2007	2008- 2009	Thereafter
Commercial Commitments(4)
Letters of Credit	$1,184	$1,057	$127	$—	$—
Purchase Obligations(5)	1,044	299	718	27	—
Guarantees	295	72	—	223	—

Subtotal	2,523	1,428	845	250	—

Total	$13,690	$2,240	$2,796	$2,745	$5,909

(1)
Contractual obligations include Long-Term Debt comprised primarily of $1.5 billion of Senior Notes further discussed in "Quantitative and Qualitative Disclosures about Market Risk" and future minimum lease payments under capital and operating leases, including an off-balance sheet lease, used in the normal course of business.

(2)
Excludes present value of capital lease obligations of $351 million. Includes $316 million of interest payments and $5 million of unamortized discount.

(3)
Includes $757 million of imputed interest.

(4)
Commercial commitments include letters of credit from certain business transactions, purchase obligations and a guarantee provided under an off-balance sheet lease. We issue letters of credit for insurance programs, purchases of import merchandise inventories and construction contracts. Our purchase obligations consist of commitments for both merchandise and services. Under an off-balance sheet lease for certain stores, office buildings and distribution centers totaling $282 million, we have provided a residual value guarantee. The lease expires during fiscal 2008 with no renewal option. Events or circumstances that would require us to perform under the guarantee include (1) our default on the lease with the assets sold for less than the book value, or (2) our decision not to purchase the assets at the end of the lease and the sale of the assets results in proceeds less than the initial book value of the assets. Our guarantee is limited to 79% of the initial book value of the assets. The estimated maximum amount of the residual value guarantee at the end of the lease is $223 million.

(5)
Purchase obligations include all legally binding contracts such as firm commitments for inventory purchases, utility purchases, capital expenditures, software acquisition and license commitments and legally binding service contracts. Purchase orders represent authorizations to purchase rather than binding agreements, therefore they are excluded from the table above.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Our exposure to market risk results primarily from fluctuations in interest rates. Although we have international operating entities, our exposure to foreign currency rate fluctuations is not significant to our financial condition and results of operations. Our primary objective for entering into derivative instruments is to manage our exposure to interest rates, as well as to maintain an appropriate mix of fixed and variable rate debt.

        As of January 30, 2005, we had $995 million of 3 3/4% Senior Notes, net of a $5 million discount, and $500 million of 5 3/8% Senior Notes outstanding. The market values of the publicly traded 3 3/4% and 5 3/8% Senior Notes as of January 30, 2005, were approximately $989 million and $515 million, respectively. We have several outstanding interest rate swap agreements, with notional amounts totaling $475 million, that swap fixed rate interest on our $500 million 5 3/8% Senior Notes for variable interest rates equal to LIBOR plus 30 to 245 basis points and expire on April 1, 2006. At January 30, 2005, the fair market value of these agreements was $6 million, which is the estimated amount that we would have received to sell similar interest rate agreements at current interest rates.

IMPACT OF INFLATION, DEFLATION AND CHANGING PRICES

        We have experienced inflation and deflation related to our purchase of certain commodity products. During fiscal 2004, rising lumber prices increased our comparable store sales by approximately 100 basis points. We do not believe that changing prices for other commodities have had a material effect on our Net Sales or results of operations. Although we cannot accurately determine the precise overall effect of inflation and deflation on operations, we do not believe inflation and deflation have had a material effect on our results of operations.

CRITICAL ACCOUNTING POLICIES

        Our significant accounting policies are disclosed in Note 1 of our Consolidated Financial Statements. The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

Revenue Recognition

        We recognize revenue, net of estimated returns, at the time the customer takes possession of the merchandise or receives services. We estimate the liability for sales returns based on our historical return levels. The methodology used is consistent with other retailers. We believe that our estimate for sales returns is an accurate reflection of future returns. We have never recorded a significant adjustment to our estimated liability for sales returns. However, if these estimates are significantly below the actual amounts, our sales could be adversely impacted. When we receive payment from customers before the customer has taken possession of the merchandise or the service has been performed, the amount received is recorded as Deferred Revenue in the accompanying Consolidated Balance Sheets until the sale or service is complete.

Merchandise Inventories

        Our Merchandise Inventories are stated at the lower of cost (first-in, first-out) or market, with approximately 89% valued under the retail inventory method and the remainder under the cost method. Retailers like The Home Depot, with many different types of merchandise at low unit cost and a number of transactions, frequently use the retail inventory method. Under the retail inventory method, Merchandise Inventories are stated at cost, which is determined by applying a cost-to-retail ratio to the ending retail value of inventories. As our inventory retail value is adjusted regularly to reflect market conditions, our inventory methodology approximates the lower of cost or market.

Accordingly, there were no significant valuation reserves related to our Merchandise Inventories as of January 30, 2005 and February 1, 2004.

        Independent physical inventory counts are taken on a regular basis in each store and distribution center to ensure that amounts reflected in the accompanying Consolidated Financial Statements for Merchandise Inventories are properly stated. During the period between physical inventory counts, we accrue for estimated losses related to shrink on a store-by-store basis. Shrink is the difference between the recorded amount of inventory and the physical inventory. Shrink (or in the case of excess inventory, "swell") may occur due to theft, loss, improper records for the receipt of inventory or deterioration of goods, among other things. We estimate shrink as a percent of Net Sales using the average shrink results from the previous two physical inventories. The estimates are evaluated quarterly and adjusted based on recent shrink results and current trends in the business.

Self-Insurance

        We are self-insured for certain losses related to general liability, product liability, automobile, workers' compensation and medical claims. Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed by management and third-party actuaries on a quarterly basis to ensure that the liability is appropriate. While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity or frequency of claims, medical cost inflation, or fluctuations in premiums, differ from our estimates, our results of operations could be impacted.

RECENT ACCOUNTING PRONOUNCEMENTS

        In December 2004, the FASB issued SFAS 123(R). This statement revised SFAS Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123(R) requires all public entities to recognize compensation expense for all share-based payments as measured by the fair value on the grant date over the requisite service period. SFAS 123(R) becomes effective as of the first interim or annual reporting period that begins after June 15, 2005, therefore we will adopt SFAS 123(R) in the third quarter of fiscal 2005. Effective February 3, 2003, we adopted the fair value of recording stock-based compensation expense in accordance with SFAS 123. We selected the prospective method of adoption as described in SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," and accordingly, stock-based compensation expense was recorded for all share-based payments granted or modified after the beginning of fiscal 2003. SFAS 123(R) requires that all share-based payments granted prior to the adoption date that remain unvested at the adoption date also be expensed over the remaining service period. We currently intend to adopt SFAS 123(R) using the modified-prospective method, therefore in addition to continuing to recognize stock-based compensation expense for all share-based payments awarded since our adoption of SFAS 123 in fiscal 2003, we will also begin expensing unvested options granted prior to 2003 upon the adoption of SFAS 123(R). We currently estimate the impact of adopting SFAS 123(R) will be a reduction of Earnings before Provision for Income Taxes of $34 million and $31 million for our third and fourth quarters of fiscal 2005, respectively.

        In November 2004, the FASB issued EITF No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations" ("EITF 03-13"). EITF 03-13 clarifies guidance on how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity. Additionally, guidance is given on the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed company. EITF 03-13 becomes effective for fiscal periods beginning after December 15, 2004, therefore we will adopt EITF 03-13 in the first quarter of fiscal 2005. The adoption of EITF 03-13 will impact our determination of whether a disposed component of a business should be reflected as a discontinued operation for any such disposals occurring after January 30, 2005.

CONSOLIDATED STATEMENTS OF EARNINGS
The Home Depot, Inc. and Subsidiaries

	Fiscal Year Ended(1)
	January 30, 2005	February 1, 2004	February 2, 2003
amounts in millions, except per share data
NET SALES	$73,094	$64,816	$58,247
Cost of Merchandise Sold	48,664	44,236	40,139

GROSS PROFIT	24,430	20,580	18,108
Operating Expenses:
Selling and Store Operating	15,105	12,588	11,276
General and Administrative	1,399	1,146	1,002

Total Operating Expenses	16,504	13,734	12,278

OPERATING INCOME	7,926	6,846	5,830
Interest Income (Expense):
Interest and Investment Income	56	59	79
Interest Expense	(70)	(62)	(37)

Interest, net	(14)	(3)	42

EARNINGS BEFORE PROVISION FOR INCOME TAXES	7,912	6,843	5,872
Provision for Income Taxes	2,911	2,539	2,208

NET EARNINGS	$5,001	$4,304	$3,664

Weighted Average Common Shares	2,207	2,283	2,336
BASIC EARNINGS PER SHARE	$2.27	$1.88	$1.57

Diluted Weighted Average Common Shares	2,216	2,289	2,344
DILUTED EARNINGS PER SHARE	$2.26	$1.88	$1.56

(1)
Fiscal years ended January 30, 2005, February 1, 2004 and February 2, 2003 include 52 weeks.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
The Home Depot, Inc. and Subsidiaries

	January 30, 2005	February 1, 2004
amounts in millions, except per share data
ASSETS
Current Assets:
Cash and Cash Equivalents	$506	$1,103
Short-Term Investments	1,659	1,749
Receivables, net	1,499	1,097
Merchandise Inventories	10,076	9,076
Other Current Assets	450	303

Total Current Assets	14,190	13,328

Property and Equipment, at cost:
Land	6,932	6,397
Buildings	12,325	10,920
Furniture, Fixtures and Equipment	6,195	5,163
Leasehold Improvements	1,191	942
Construction in Progress	1,404	820
Capital Leases	390	352

	28,437	24,594
Less Accumulated Depreciation and Amortization	5,711	4,531

Net Property and Equipment	22,726	20,063

Notes Receivable	369	84
Cost in Excess of the Fair Value of Net Assets Acquired, net of accumulated amortization of $56 at January 30, 2005 and $54 at February 1, 2004	1,394	833
Other Assets	228	129

TOTAL ASSETS	$38,907	$34,437

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable	$5,766	$5,159
Accrued Salaries and Related Expenses	1,055	801
Sales Taxes Payable	412	419
Deferred Revenue	1,546	1,281
Income Taxes Payable	161	175
Current Installments of Long-Term Debt	11	509
Other Accrued Expenses	1,578	1,210

Total Current Liabilities	10,529	9,554

Long-Term Debt, excluding current installments	2,148	856
Other Long-Term Liabilities	763	653
Deferred Income Taxes	1,309	967
STOCKHOLDERS' EQUITY
Common Stock, par value $0.05; authorized: 10,000 shares; issued 2,385 shares at January 30, 2005 and 2,373 shares at February 1, 2004; outstanding 2,185 shares at January 30, 2005 and 2,257 shares at February 1, 2004	119	119
Paid-In Capital	6,650	6,184
Retained Earnings	23,962	19,680
Accumulated Other Comprehensive Income	227	90
Unearned Compensation	(108)	(76)
Treasury Stock, at cost, 200 shares at January 30, 2005 and 116 shares at February 1, 2004	(6,692)	(3,590)

Total Stockholders' Equity	24,158	22,407

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$38,907	$34,437

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
The Home Depot, Inc. and Subsidiaries

	Common Stock				Accumulated Other Comprehensive Income (Loss)(1)		Treasury Stock
			Paid-In Capital	Retained Earnings		Unearned Compensation			Total Stockholders' Equity	Comprehensive Income(2)
	Shares	Amount					Shares	Amount
amounts in millions, except per share data
BALANCE, FEBRUARY 3, 2002	2,346	$117	$5,412	$12,799	$(220)	$(26)	—	$—	$18,082

Net Earnings	—	—	—	3,664	—	—	—	—	3,664	$3,664
Shares Issued Under Employee Stock Plans	16	1	366	—	—	(40)	—	—	327
Tax Effect of Sale of Option Shares by Employees	—	—	68	—	—	—	—	—	68
Translation Adjustments	—	—	—	—	109	—	—	—	109	109
Realized Loss on Derivative	—	—	—	—	29	—	—	—	29	18
Stock Options, Awards and Amortization of Restricted Stock	—	—	12	—	—	3	—	—	15
Repurchase of Common Stock	—	—	—	—	—	—	(69)	(2,000)	(2,000)
Cash Dividends ($0.21 per share)	—	—	—	(492)	—	—	—	—	(492)

Comprehensive Income	—	—	—	—	—	—	—	—	—	$3,791

BALANCE, FEBRUARY 2, 2003	2,362	$118	$5,858	$15,971	$(82)	$(63)	(69)	$(2,000)	$19,802

Net Earnings	—	—	—	4,304	—	—	—	—	4,304	$4,304
Shares Issued Under Employee Stock Plans	11	1	249	—	—	(26)	—	—	224
Tax Effect of Sale of Option Shares by Employees	—	—	24	—	—	—	—	—	24
Translation Adjustments	—	—	—	—	172	—	—	—	172	172
Stock Options, Awards and Amortization of Restricted Stock	—	—	53	—	—	13	—	—	66
Repurchase of Common Stock	—	—	—	—	—	—	(47)	(1,590)	(1,590)
Cash Dividends ($0.26 per share)	—	—	—	(595)	—	—	—	—	(595)

Comprehensive Income	—	—	—	—	—	—	—	—	—	$4,476

BALANCE, FEBRUARY 1, 2004	2,373	$119	$6,184	$19,680	$90	$(76)	(116)	$(3,590)	$22,407

Net Earnings	—	—	—	5,001	—	—	—	—	5,001	5,001
Shares Issued Under Employee Stock Plans	12	—	340	—	—	(54)	—	—	286
Tax Effect of Sale of Option Shares by Employees	—	—	26	—	—	—	—	—	26
Translation Adjustments	—	—	—	—	137	—	—	—	137	137
Stock Options, Awards and Amortization of Restricted Stock	—	—	100	—	—	22	—	—	122
Repurchase of Common Stock	—	—	—	—	—	—	(84)	(3,102)	(3,102)
Cash Dividends ($0.325 per share)	—	—	—	(719)	—	—	—	—	(719)

Comprehensive Income	—	—	—	—	—	—	—	—	—	$5,138

BALANCE, JANUARY 30, 2005	2,385	$119	$6,650	$23,962	$227	$(108)	(200)	$(6,692)	$24,158

(1)
Balance at January 30, 2005 consists primarily of foreign currency translation adjustments.

(2)
Components of Comprehensive Income are reported net of related income taxes.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Home Depot, Inc. and Subsidiaries

	Fiscal Year Ended(1)
	January 30, 2005	February 1, 2004	February 2, 2003
amounts in millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings	$5,001	$4,304	$3,664
Reconciliation of Net Earnings to Net Cash Provided by Operating Activities:
Depreciation and Amortization	1,319	1,076	903
Stock-Based Compensation Expense	125	67	15
Changes in Assets and Liabilities, net of the effects of acquisitions:
(Increase) Decrease in Receivables, net	(266)	25	(38)
Increase in Merchandise Inventories	(849)	(693)	(1,592)
Increase in Accounts Payable and Accrued Liabilities	917	790	1,394
Increase in Deferred Revenue	263	279	147
Increase (Decrease) in Income Taxes Payable	2	(27)	83
Increase in Deferred Income Taxes	319	605	173
Increase in Other Long-Term Liabilities	119	33	66
Other	(46)	86	(13)

Net Cash Provided by Operating Activities	6,904	6,545	4,802

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures, net of $38, $47 and $49 of non-cash capital expenditures in fiscal 2004, 2003 and 2002, respectively	(3,948)	(3,508)	(2,749)
Purchase of Assets from Off-Balance Sheet Financing Arrangement	—	(598)	—
Payments for Businesses Acquired, net	(727)	(215)	(235)
Proceeds from Sales of Businesses, net	—	—	22
Proceeds from Sales of Property and Equipment	96	265	105
Purchases of Investments	(25,890)	(38,649)	(38,367)
Proceeds from Sales and Maturities of Investments	25,990	38,534	38,623

Net Cash Used in Investing Activities	(4,479)	(4,171)	(2,601)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Long-Term Borrowings, net of discount	995	—	1
Repayments of Long-Term Debt	(510)	(9)	—
Repurchase of Common Stock	(3,106)	(1,554)	(2,000)
Proceeds from Sale of Common Stock, net	285	227	326
Cash Dividends Paid to Stockholders	(719)	(595)	(492)

Net Cash Used in Financing Activities	(3,055)	(1,931)	(2,165)

(Decrease) Increase in Cash and Cash Equivalents	(630)	443	36

Effect of Exchange Rate Changes on Cash and Cash Equivalents	33	20	8
Cash and Cash Equivalents at Beginning of Year	1,103	640	596

Cash and Cash Equivalents at End of Year	$506	$1,103	$640

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS MADE FOR:
Interest, net of interest capitalized	$78	$70	$50
Income Taxes	$2,793	$2,037	$1,951

(1)
Fiscal years ended January 30, 2005, February 1, 2004 and February 2, 2003 include 52 weeks.

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Home Depot, Inc. and Subsidiaries

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business, Consolidation and Presentation

        The Home Depot, Inc. and subsidiaries (the "Company") operate Home Depot stores, which are full-service, warehouse-style stores averaging approximately 106,000 square feet in size. The stores stock approximately 40,000 to 50,000 different kinds of building materials, home improvement supplies and lawn and garden products that are sold primarily to do-it-yourself customers but also to home improvement contractors, tradespeople and building maintenance professionals. In addition, the Company operates EXPO Design Center stores, which offer products and services primarily related to design and renovation projects, Home Depot Landscape Supply stores, which service landscape professionals and garden enthusiasts with lawn, landscape and garden products and Home Depot Supply stores serving primarily professional customers. The Company also operates The Home Depot Floor Stores, which offer primarily flooring products and installation services. At the end of fiscal 2004, the Company was operating 1,890 stores in total, which included 1,657 Home Depot stores, 54 EXPO Design Center stores, 11 Home Depot Landscape Supply stores, 5 Home Depot Supply stores and 2 Home Depot Floor Stores in the United States ("U.S."); 117 Home Depot stores in Canada and 44 Home Depot stores in Mexico.

        The consolidated results include five wholly-owned subsidiaries that operate under The Home Depot Supply brand. The five subsidiaries are Apex Supply Company, Inc., The Home Depot Supply, Inc., Your Other Warehouse, LLC, White Cap Industries, Inc. and HD Builder Solutions Group, Inc. The Company offers plumbing, HVAC and other professional plumbing products through wholesale plumbing distributors, Apex Supply Company, Inc. and Your Other Warehouse, LLC. The Home Depot Supply, Inc. supplies maintenance, repair and operating products serving primarily the multi-family housing and lodging facilities management market. White Cap Industries, Inc. distributes specialty hardware, tools and materials to construction contractors. The Company arranges for flooring, countertops and window treatment installation services to production homebuilders through HD Builder Solutions Group, Inc. The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Fiscal Year

        The Company's fiscal year is a 52 or 53-week period ending on the Sunday nearest to January 31. Fiscal years ended January 30, 2005 ("fiscal 2004"), February 1, 2004 ("fiscal 2003") and February 2, 2003 ("fiscal 2002") include 52 weeks.

Use of Estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses in preparing these financial statements inconformity with generally accepted accounting principles. Actual results could differ from these estimates.

Fair Value of Financial Instruments

        The carrying amounts of Cash and Cash Equivalents, Receivables and Accounts Payable approximate fair value due to the short-term maturities of these financial instruments. The fair value of the Company's investments is discussed under the caption "Short-Term Investments" in this Note 1. The fair value of the Company's debt is discussed in Note 2.

Cash Equivalents

        The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. The Company's Cash and Cash Equivalents are carried at fair market value and consist primarily of high-grade commercial paper, money market funds, U.S. government agency securities and tax-exempt notes and bonds.

Short-Term Investments

        Short-Term Investments are primarily auction rate securities. The interest rates on these securities are typically reset to market prevailing rates every 35 days or less, and in all cases every 90 days or less, but have longer stated maturities. Short-Term Investments are classified as available-for-sale and changes in the fair value are included in Accumulated Other Comprehensive Income (Loss), net of applicable taxes in the accompanying Consolidated Financial Statements. Prior to the end of fiscal 2004, the Company classified auction rate securities in Cash and Cash Equivalents. Prior period information was reclassified, including the impact on Cash Flow from Investing Activities, to conform to the current year presentation. There was no impact on Net Earnings or Cash Flow from Operating Activities as a result of the reclassification.

Accounts Receivable

        The Company's valuation reserve related to accounts receivable was not material as of January 30, 2005 and February 1, 2004. The Company has an agreement with a third-party service provider who manages the Company's private label credit card program and directly extends credit to customers.

Merchandise Inventories

        The majority of the Company's Merchandise Inventories are stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method.

        Certain subsidiaries and distribution centers record Merchandise Inventories at the lower of cost (first-in, first-out) or market, as determined by the cost method. These Merchandise Inventories represent approximately 11% of the total Merchandise Inventories balance.

        Independent physical inventory counts are taken on a regular basis in each store and distribution center to ensure that amounts reflected in the accompanying Consolidated Financial Statements for Merchandise Inventories are properly stated. During the period between physical inventory counts, the Company accrues for estimated losses related to shrink on a store by store basis based on historical shrink results and current trends in the business. Shrink is the difference between the recorded amount of inventory and the physical inventory. Shrink (or in the case of excess inventory, "swell") may occur due to theft, loss, improper records for the receipt of inventory or deterioration of goods, among other things.

Income Taxes

        The Company provides for federal, state and foreign income taxes currently payable, as well as for those deferred due to timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal, state and foreign tax benefits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enactment date.

        The Company and its eligible subsidiaries file a consolidated U.S. federal income tax return. Non-U.S. subsidiaries and certain U.S. subsidiaries, which are consolidated for financial reporting purposes, are not eligible to be included in the Company's consolidated U.S. federal income tax return. Separate provisions for income taxes have been determined for these entities.

        The American Jobs Creation Act of 2004 ("AJC Act") provides a one-time 85 percent dividends-received deduction that would apply to qualified cash dividends received from controlled foreign corporations if the funds are reinvested in the U.S. The deduction can result in an effective income tax rate of 5.25 percent on the repatriation of foreign earnings, a rate much lower than the normal statutory income tax rate of 35 percent. At this time, the Company is evaluating whether some or all of its unrepatriated foreign earnings will be repatriated under this new law. Since the Company currently intends to reinvest the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance indefinitely, no provision for U.S. income taxes for non-U.S. subsidiaries was recorded in the accompanying Consolidated Statements of Earnings.

        The AJC Act also provides a new deduction for qualified domestic production activities. When fully phased-in, the deduction will be up to nine percent of the lesser of qualified production activities income or taxable income. Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," the deduction will be accounted for as a special deduction, not as a tax-rate reduction, because the deduction is contingent on performing activities identified in the AJC Act. The Company is currently assessing the potential impact of the AJC Act on its Provision for Income Taxes.

Depreciation and Amortization

        The Company's Buildings, Furniture, Fixtures and Equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold Improvements are amortized using the straight-line method over the original term of the lease or the useful life of the improvement, whichever is shorter. The Company's Property and Equipment is depreciated using the following estimated useful lives:

Life
Buildings	10-45 years
Furniture, Fixtures and Equipment	3-20 years
Leasehold Improvements	5-30 years

Capitalized Software Costs

        The Company capitalizes certain costs related to the acquisition and development of software and amortizes these costs using the straight-line method over the estimated useful life of the software, which is three years. These costs are included in Furniture, Fixtures and Equipment in the accompanying Consolidated Balance Sheets. Certain development costs not meeting the criteria for capitalization are expensed as incurred.

Revenues

        The Company recognizes revenue, net of estimated returns, at the time the customer takes possession of merchandise or receives services. The liability for sales returns is estimated based on historical return levels. When the Company receives payment from customers before the customer has taken possession of the merchandise or the service has been performed, the amount received is recorded as Deferred Revenue in the accompanying Consolidated Balance Sheets until the sale or service is complete.

Services Revenue

        Net Sales include services revenue generated through a variety of installation and home maintenance programs. In these programs, the customer selects and purchases material for a project and the Company provides or arranges professional installation. These programs are offered through Home Depot and EXPO Design Center stores and focus primarily on providing products and services to our do-it-for-me customers. The Company also arranges for the provision of flooring, countertop and window coverings installation services to production homebuilders through HD Builder Solutions Group, Inc. Under certain programs, when the Company provides or arranges the installation of a project and the subcontractor provides material as part of the installation, both the material and labor are included in services revenue. The Company recognizes this revenue when the service for the customer is complete.

        All payments received prior to the completion of services are recorded in Deferred Revenue in the accompanying Consolidated Balance Sheets. Services revenue, including the impact of deferred revenue, was $3.6 billion, $2.8 billion and $2.0 billion for fiscal 2004, 2003 and 2002, respectively.

Self-Insurance

        The Company is self-insured for certain losses related to general liability, product liability, automobile, workers' compensation and medical claims. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial estimates.

Prepaid Advertising

        Television and radio advertising production costs along with media placement costs are expensed when the advertisement first appears. Included in Other Current Assets in the accompanying Consolidated Balance Sheets are $33 million at the end of both fiscal 2004 and 2003 relating to prepayments of production costs for print and broadcast advertising.

Vendor Allowances

        The Company currently receives two types of vendor allowances: volume rebates that are earned as a result of attaining certain purchase levels and advertising co-op allowances for the promotion of vendors' products that are typically based on guaranteed minimum amounts with additional amounts being earned for attaining certain purchase levels. All vendor allowances are accrued as earned, and those allowances received as a result of attaining certain purchase levels are accrued over the incentive period based on estimates of purchases.

        In fiscal 2003, the Company adopted Emerging Issues Task Force No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), which states that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of Cost of Merchandise Sold when recognized in the Company's Consolidated Statements of Earnings. That presumption is overcome when the consideration is either a reimbursement of specific, incremental and identifiable costs incurred to sell the vendor's product or a payment for assets or services delivered to the vendor. The Company received consideration in the form of advertising co-op allowances from its vendors pursuant to annual agreements, which are generally on a calendar year basis. As permitted by EITF 02-16, the Company elected to apply the provisions of EITF 02-16 prospectively to all agreements entered into or modified after December 31, 2002.

        The impact of EITF 02-16 in fiscal 2004 and fiscal 2003 resulted in a reduction of Cost of Merchandise Sold of $891 million and $40 million, an increase to Selling and Store Operating Expenses of $1.0 billion and $47 million and a reduction to Earnings before Provision for Income Taxes of $158 million and $7 million, respectively. The impact on the Company's Diluted Earnings per Share was a reduction of $0.04 in fiscal 2004. There was no material impact on the Company's Diluted Earnings per Share in fiscal 2003. Merchandise Inventories in the accompanying Consolidated Balance Sheets were also reduced by $158 million and $7 million as of January 30, 2005 and February 1, 2004, respectively.

        Volume rebates and advertising co-op allowances earned are initially recorded as a reduction in Merchandise Inventories and a subsequent reduction in Cost of Merchandise Sold when the related product is sold. Prior to the adoption of EITF 02-16 in January 2004, advertising co-op allowances earned had been offset against advertising expense to the extent of advertising costs incurred, with the excess treated as a reduction of Cost of Merchandise Sold.

        The Company continues to earn certain advertising co-op allowances that are recorded as an offset against advertising expense as they are reimbursements of specific, incremental and identifiable costs incurred to promote vendors' products. In fiscal 2002, advertising co-op allowances exceeded gross advertising expense by $30 million. In fiscal 2004 and 2003, net advertising expense was $1.0 billion and $58 million, respectively, which was recorded in Selling and Store Operating Expenses.

Cost of Merchandise Sold

        Cost of Merchandise Sold includes the actual cost of merchandise sold and services performed, the cost of transportation of merchandise from vendors to the Company's stores, locations or customers, the operating cost of the Company's distribution centers and the cost of deferred interest programs offered through the Company's private label credit card program.

        The cost of handling and shipping merchandise from the Company's stores, locations or distribution centers to the customer is classified as Selling and Store Operating Expenses. The cost of shipping and handling, including internal costs and payments to third parties, classified as Selling and Store Operating Expenses, was $427 million, $387 million and $341 million in fiscal 2004, 2003 and 2002, respectively.

Cost in Excess of the Fair Value of Net Assets Acquired

        Goodwill represents the excess of purchase price over fair value of net assets acquired. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company stopped amortizing goodwill effective February 4, 2002. The Company assesses the recoverability of goodwill at least annually by determining whether the fair value of each reporting entity supports its carrying value. The fair values of the Company's identified reporting units were estimated using the expected present value of discounted cash flows. The Company recorded no impairment charges for fiscal 2004 or fiscal 2003 and $1.3 million for fiscal 2002.

Impairment of Long-Lived Assets

        The Company evaluates the carrying value of long-lived assets when management makes the decision to relocate or close a store, or when circumstances indicate the carrying amount of an asset may not be recoverable. Losses related to the impairment of long-lived assets are recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset are less than the asset's carrying value. If the carrying value is greater than the future cash flows, a provision is made to write down the related assets to the estimated net recoverable value. Impairment losses were recorded as a component of Selling and Store Operating Expenses in the accompanying Consolidated Statements of Earnings. When a location closes, the Company also recognizes in Selling and Store Operating Expenses the net present value of future lease obligations, less estimated sublease income.

Stock-Based Compensation

        Effective February 3, 2003, the Company adopted the fair value method of recording stock-based compensation expense in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company selected the prospective method of adoption as described in SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" and accordingly, stock-based compensation expense was recognized related to stock options granted, modified or settled and expense related to the Employee Stock Purchase Plan ("ESPP") after the beginning of fiscal 2003. The fair value of stock options and ESPP as determined on the date of grant using the Black-Scholes option-pricing model is being expensed over the vesting period of the related stock options and ESPP. As such, the Company recognized $86 million and $40 million of stock-based compensation expense related to stock options and ESPP in fiscal 2004 and 2003, respectively.

        Prior to February 3, 2003, the Company elected to account for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), which requires the recording of stock-based compensation expense for some, but not all, stock-based compensation. Pursuant to APB 25, no stock-based compensation expense related to stock option awards and ESPP was recorded in fiscal 2002.

        The per share weighted average fair value of stock options granted during fiscal 2004, 2003 and 2002 was $13.57, $9.79 and $17.34, respectively. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Year Ended
	January 30, 2005	February 1, 2004	February 2, 2003
Risk-free interest rate	2.6%	3.0%	4.0%
Assumed volatility	41.3%	44.6%	44.3%
Assumed dividend yield	0.8%	1.0%	0.5%
Assumed lives of options	5 years	5 years	5 years

        The following table illustrates the effect on Net Earnings and Earnings per Share as if the Company had applied the fair value recognition provisions of SFAS 123 to all stock-based compensation in each period (amounts in millions, except per share data):

	Fiscal Year Ended
	January 30, 2005	February 1, 2004	February 2, 2003
Net Earnings, as reported	$5,001	$4,304	$3,664
Add: Stock-based compensation expense included in reported Net Earnings, net of related tax effects	79	42	10
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(237)	(279)	(260)

Pro forma net earnings	$4,843	$4,067	$3,414

Earnings per Share:
Basic-as reported	$2.27	$1.88	$1.57
Basic-pro forma	$2.19	$1.78	$1.46
Diluted-as reported	$2.26	$1.88	$1.56
Diluted-pro forma	$2.19	$1.78	$1.46

Derivatives

        The Company measures its derivatives at fair value and recognizes these assets or liabilities on the Consolidated Balance Sheets. The Company's primary objective for entering into derivative instruments is to manage its exposure to interest rates, as well as to maintain an appropriate mix of fixed and variable rate debt. At January 30, 2005, the Company had several outstanding interest rate swaps with a notional amount of $475 million that swap fixed rate interest on the Company's $500 million 5 3/8% Senior Notes for variable interest rates equal to LIBOR plus 30 to 245 basis points and expire on April 1, 2006. At January 30, 2005, the fair market value of these agreements was $6 million, which is the estimated amount that the Company would have received to sell similar interest rate swap agreements at current interest rates.

Comprehensive Income

        Comprehensive Income includes Net Earnings adjusted for certain revenues, expenses, gains and losses that are excluded from Net Earnings under generally accepted accounting principles. Examples include foreign currency translation adjustments and unrealized gains and losses on certain derivatives.

Foreign Currency Translation

        Assets and Liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and Expenses are generally translated at a daily exchange rate and equity transactions are translated using the actual rate on the day of the transaction.

Segment Information

        The Company operates within a single operating segment within North America. Net Sales for Canada and Mexico were $4.2 billion, $3.4 billion and $2.6 billion during fiscal 2004, 2003 and 2002, respectively. Long-lived assets in Canada and Mexico totaled $1.7 billion and $1.2 billion as of January 30, 2005 and February 1, 2004, respectively.

Reclassifications

        Certain amounts in prior fiscal years have been reclassified to conform with the presentation adopted in the current fiscal year.

2.     LONG-TERM DEBT

        The Company's Long-Term Debt at the end of fiscal 2004 and fiscal 2003 consisted of the following (amounts in millions):

	January 30, 2005	February 1, 2004
3 3/4% Senior Notes; due September 15, 2009; interest payable semi-annually on March 15 and September 15	$995	$—
6 1/2% Senior Notes; due September 15, 2004; interest payable semi-annually on March 15 and September 15	—	500
5 3/8% Senior Notes; due April 1, 2006; interest payable semi-annually on April 1 and October 1	500	500
Capital Lease Obligations; payable in varying installments through January 31, 2045	351	318
Other	313	47

Total Long-Term Debt	2,159	1,365
Less current installments	11	509

Long-Term Debt, excluding current installments	$2,148	$856

        In the second quarter of fiscal 2004, the Company increased the maximum capacity for borrowing under its commercial paper program to $1.25 billion as well as increased the related back-up credit facility with a consortium of banks to $1.0 billion. As of January 30, 2005, there were no amounts outstanding under the program. The credit facility, which expires in May 2009, contains various restrictive covenants, none of which are expected to materially impact the Company's liquidity or capital resources.

        In September 2004, the Company issued $1.0 billion of 3 3/4% Senior Notes due September 15, 2009 at a discount of $5 million with interest payable semi-annually on March 15 and September 15 of each year. The net proceeds of $995 million were used in part for the repayment of the Company's outstanding 6 1/2% Senior Notes due September 2004 in the aggregate principal amount of $500 million. The remainder of the net proceeds was used for general corporate purposes.

        The $5.0 million discount associated with the issuance is being amortized over the term of the 3 3/4% Senior Notes using the effective interest rate method. Issuance costs of $6.6 million are being amortized over the term of the 3 3/4% Senior Notes using the straight-line method. The Company also had $500 million of unsecured 5 3/8% Senior Notes outstanding as of January 30, 2005, collectively referred to as "Senior Notes."

        The Senior Notes may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest up to the redemption date. The redemption price is equal to the greater of (1) 100% of the principal amount of the Senior Notes to be redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest to maturity. The Company is generally not limited under these indentures in its ability to incur additional indebtedness nor required to maintain financial ratios or specified levels of net worth or liquidity. However, the indentures governing the Senior Notes contain various restrictive covenants, none of which are expected to impact the Company's liquidity or capital resources. The Senior Notes are not subject to sinking fund requirements.

        Interest Expense in the accompanying Consolidated Statements of Earnings is net of interest capitalized of $40 million, $50 million and $59 million in fiscal 2004, 2003 and 2002, respectively. Maturities of Long-Term Debt are $11 million for fiscal 2005, $517 million for fiscal 2006, $12 million for fiscal 2007, $296 million for fiscal 2008, $1.015 billion for fiscal 2009 and $313 million thereafter.

        As of January 30, 2005, the market values of the publicly traded 3 3/4% Senior Notes and 5 3/8% Senior Notes were approximately $989 million and $515 million, respectively. The estimated fair value of all other long-term borrowings, excluding capital lease obligations, was approximately $316 million compared to the carrying value of $313 million. These fair values were estimated using a discounted cash flow analysis based on the Company's incremental borrowing rate for similar liabilities.

3.     INCOME TAXES

        The components of Earnings before Provision for Income Taxes for fiscal 2004, 2003 and 2002 are as follows (amounts in millions):

	Fiscal Year Ended
	January 30, 2005	February 1, 2004	February 2, 2003
United States	$7,508	$6,440	$5,571
Foreign	404	403	301

Total	$7,912	$6,843	$5,872

        The Provision for Income Taxes consisted of the following (amounts in millions):

	Fiscal Year Ended
	January 30, 2005	February 1, 2004	February 2, 2003
Current:
Federal	$2,153	$1,520	$1,679
State	279	307	239
Foreign	139	107	117

	2,571	1,934	2,035

Deferred:
Federal	304	573	174
State	52	27	1
Foreign	(16)	5	(2)

	340	605	173

Total	$2,911	$2,539	$2,208

        The Company's combined federal, state and foreign effective tax rates for fiscal 2004, 2003 and 2002, net of offsets generated by federal, state and foreign tax benefits, were approximately 36.8%, 37.1% and 37.6%, respectively.

        The reconciliation of the Provision for Income Taxes at the federal statutory rate of 35% to the actual tax expense for the applicable fiscal years is as follows (amounts in millions):

	Fiscal Year Ended
	January 30, 2005	February 1, 2004	February 2, 2003
Income taxes at federal statutory rate	$2,769	$2,395	$2,055
State income taxes, net of federal income tax benefit	215	217	156
Foreign rate differences	(17)	(29)	(1)
Change in valuation allowance	(31)	—	—
Other, net	(25)	(44)	(2)

Total	$2,911	$2,539	$2,208

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of January 30, 2005 and February 1, 2004, were as follows (amounts in millions):

	January 30, 2005	February 1, 2004
Deferred Tax Assets:
Accrued self-insurance liabilities	$185	$205
Other accrued liabilities	213	196
Net operating losses	41	19
Net loss on disposition of business	—	31

Total gross deferred tax assets	439	451
Valuation allowance	(23)	(50)

Deferred tax assets, net of valuation allowance	416	401

Deferred Tax Liabilities:
Accelerated depreciation	(1,425)	(1,114)
Accelerated inventory deduction	(234)	(218)
Other	(66)	(36)

Total gross deferred tax liabilities	(1,725)	(1,368)

Net deferred tax liability	$(1,309)	$(967)

        At January 30, 2005, the Company had foreign net operating loss carry-forwards to reduce future taxable income of certain foreign subsidiaries of $18 million, which will expire at various dates from 2008 to 2014. Management has concluded that it is more likely than not that these tax benefits related to the net operating losses will be realized and hence no valuation allowance has been provided. The Company has not provided for U.S. deferred income taxes on $772 million of undistributed earnings of international subsidiaries because of its intention to indefinitely reinvest these earnings outside the U.S. The determination of the amount of the unrecognized deferred U.S. income tax liability related to the undistributed earnings is not practicable; however, unrecognized foreign income tax credits would be available to reduce a portion of this liability.

        At January 30, 2005 and February 1, 2004, the Company had a valuation allowance against certain deferred tax assets totaling $23 million and $50 million, respectively. During fiscal 2004, $31 million of deferred tax assets previously reserved were realized due to the Company's ability to fully utilize capital losses. The remainder of the valuation allowance relates to certain deferred tax assets in jurisdictions where it is management's opinion that it is more likely than not that the benefit of the deferred tax assets will not be realized. The likelihood of realizing the benefit of deferred tax assets is assessed on an ongoing basis. Consequently, future changes in the valuation allowance are possible.

4.     EMPLOYEE STOCK PLANS

        The Home Depot, Inc. 1997 Omnibus Stock Incentive Plan ("1997 Plan") provides that incentive stock options, non-qualified stock options, stock appreciation rights, restricted shares, performance shares, performance units and deferred shares may be issued to selected associates, officers and directors of the Company. The maximum number of shares of the Company's common stock authorized for issuance under the 1997 Plan includes the number of shares carried over from prior plans and the number of shares authorized but unissued in the prior year, plus one-half percent of the total number of issued shares as of the first day of each fiscal year. As of January 30, 2005, there were 113 million shares available for future grants under the 1997 Plan.

        Under the 1997 Plan, as of January 30, 2005, the Company had granted incentive and non-qualified stock options for 183 million shares, net of cancellations (of which 99 million had been exercised). Incentive stock options and non-qualified stock options are priced at the fair market value of the Company's stock on the date of the grant and typically vest at the rate of 25% per year commencing on the first anniversary date of the grant and expire on the tenth anniversary date of the grant. The Company recognized $86 million and $40 million of stock-based compensation expense in fiscal 2004 and 2003, respectively, related to stock options granted, modified or settled and expense related to the ESPP after the beginning of 2003 (see Note 1 under the caption "Stock-Based Compensation").

        Under the 1997 Plan, as of January 30, 2005, 4 million shares of restricted stock had been issued net of cancellations (the restrictions on 294,400 shares have lapsed). Generally, the restrictions on the restricted stock lapse according to one of the following schedules: (1) the restrictions on 25% of the restricted stock lapse upon the third and sixth year anniversaries of the date of issuance with the remaining 50% of the restricted stock lapsing upon the associate's attainment of age 62, or (2) the restrictions on 100% of the restricted stock lapse at three or five years. The fair value of the restricted stock is expensed over the period during which the restrictions lapse. The Company recorded stock-based compensation expense related to restricted stock of $22 million, $13 million and $3 million in fiscal 2004, 2003 and 2002, respectively.

        The Company maintains two employee stock purchase plans (U.S. and non-U.S. plans). The plan for U.S. associates is a tax-qualified plan under Section 423 of the Internal Revenue Code. The non-U.S. plan is not a Section 423 plan. The ESPPs allow associates to purchase up to 152 million shares of common stock, of which 114 million shares (adjusted for subsequent stock splits) have been purchased from inception of the plans. Prior to July 1, 2004, shares under the ESPPs were purchased at a price equal to the lower of 85% of the stock's fair market value on the first day or the last day of the purchase period. Beginning July 1, 2004, the purchase price of shares under the ESPPs was equal to 85% of the stock's fair market value on the last day of the purchase period. These shares were included in the pro forma calculation of stock-based compensation expense included in Note 1 under the caption "Stock-Based Compensation." During fiscal 2004, 2.7 million shares were purchased under the ESPPs at an average price of $32.74 per share. Under the outstanding ESPPs as of January 30, 2005, employees have contributed $9 million to purchase shares at 85% of the stock's fair market value on the last day (June 30, 2005) of the purchase period. The Company had 38 million shares available for issuance under the ESPPs at January 30, 2005.

        As of January 30, 2005, there were 2.5 million non-qualified stock options and 1.4 million deferred stock units outstanding under non-qualified stock option and deferred stock unit plans that are not part of the 1997 Plan. During fiscal 2004, 2003 and 2002, the Company did not grant any deferred stock units under the deferred unit plans that are not part of the

1997 Plan. In fiscal 2004 and 2003, there were 461,000 and 635,000 deferred units, respectively, granted under the 1997 Plan. No deferred units were granted under the 1997 Plan in 2002. Each deferred stock unit entitles the associate to one share of common stock to be received up to five years after the vesting date of the deferred stock unit, subject to certain deferral rights of the associate. The fair value of the deferred stock units on the grant dates was $14 million and $19 million for deferred units granted in fiscal 2004 and 2003, respectively. These amounts are being expensed over the vesting periods. The Company recorded stock-based compensation expense related to deferred stock units of $14 million, $13 million and $12 million in fiscal 2004, 2003 and 2002, respectively.

        In total, the Company recorded stock-based compensation expense, including the expense of stock options, ESPPs, restricted stock and deferred stock units, of $125 million, $67 million and $15 million, in fiscal 2004, 2003 and 2002, respectively.

        The following table summarizes stock options outstanding at January 30, 2005, February 1, 2004 and February 2, 2003, and changes during the fiscal years ended on these dates (shares in thousands):

	Number of Shares	Weighted Average Option Price
Outstanding at February 3, 2002	69,448	$33.33
Granted	31,656	40.86
Exercised	(9,908)	18.27
Cancelled	(8,030)	42.74

Outstanding at February 2, 2003	83,166	$37.09

Granted	19,234	24.97
Exercised	(4,708)	16.03
Cancelled	(9,913)	38.54

Outstanding at February 1, 2004	87,779	$35.40

Granted	16,713	36.46
Exercised	(7,825)	25.94
Cancelled	(10,273)	38.27

Outstanding at January 30, 2005	86,394	$36.12

        The following table summarizes information regarding stock options outstanding at January 30, 2005 (shares in thousands):

Range of Exercise Plans	Options Outstanding	Weighted Average Remaining Life (Yrs.)	Weighted Average Outstanding Option Price	Options Exercisable	Weighted Average Exercisable Option Price
$ 8.19 to 18.60	3,786	1.7	$11.56	3,786	$11.56
21.29 to 31.56	17,356	7.1	24.10	5,491	22.91
31.92 to 36.84	25,928	8.4	35.47	4,665	34.43
37.29 to 40.95	19,362	5.8	39.66	15,963	39.58
42.55 to 53.00	19,962	6.4	48.64	11,829	49.71

	86,394	6.8	$36.12	41,734	$37.14

5.     LEASES

        The Company leases certain retail locations, office space, warehouse and distribution space, equipment and vehicles. While most of the leases are operating leases, certain locations and equipment are leased under capital leases. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

        Certain lease agreements include escalating rents over the lease terms. The cumulative expense recognized on a straight-line basis in excess of the cumulative payments is included in Other Accrued Expenses on the accompanying Consolidated Balance Sheets.

        The Company has a lease agreement under which the Company leased assets totaling $282 million. The lease was created as a subsequent lease to an initial lease of $600 million. These two leases were originally created under structured financing arrangements and involve three special purpose entities. The Company financed a portion of its new stores opened in fiscal years 1997 through 2003, as well as a distribution center and office buildings, under these lease agreements. Under both agreements, the lessor purchased the properties, paid for the construction costs and subsequently leased the facilities to the Company. The Company records the rental payments under the terms of the operating lease agreements as Selling and Store Operating Expenses in the accompanying Consolidated Statements of Earnings.

        In December 2003, the Company exercised its option to purchase the assets under the initial lease agreement of $600 million at the original cost of the assets of $598 million, which approximated fair market value. These assets are included in the accompanying Consolidated Balance Sheets in Property and Equipment and are being depreciated on a straight-line basis over their estimated remaining useful lives. In connection with the purchase of the assets, one of the aforementioned special purpose entities was dissolved, leaving two special purpose entities.

        The lease term for the remaining $282 million agreement expires in 2008 with no renewal option. The lease provides for a substantial residual value guarantee limited to 79% of the initial book value of the assets and includes a purchase option at the original cost of each property. As the leased assets were placed into service, the Company estimated its liability under the residual value guarantee. The maximum amount of the residual value guarantee relative to the assets under the off-balance sheet lease agreement described above is estimated to be $223 million. Events or circumstances that would require the Company to perform under the residual value guarantee include (1) initial default on the lease with the assets sold for less than book value, or (2) the Company's decision not to purchase the assets at the end of the lease and the sale of the assets results in proceeds less than the initial book value of the assets.

        In the first quarter of fiscal 2004, the Company adopted the revised version of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires consolidation of a variable interest entity if a company's variable interest absorbs a majority of the entity's expected losses or receives a majority of the entity's expected residual returns, or both.

        In accordance with FIN 46, the Company was required to consolidate one of the two remaining aforementioned special purpose entities that, before the effective date of FIN 46, met the requirements for non-consolidation. The second special purpose entity that owns the assets leased by the Company totaling $282 million is not owned by or affiliated with the Company, its management or its officers. Pursuant to FIN 46, the Company was not deemed to have a variable interest, and therefore was not required to consolidate this entity.

        FIN 46 requires the Company to measure the assets and liabilities at their carrying amounts, which amounts would have been recorded if FIN 46 had been effective at the inception of the transaction. Accordingly, during the first quarter of 2004, the Company recorded Long-Term Debt of $282 million and Long-Term Notes Receivable of $282 million on the Consolidated Balance Sheets. The Company continues to record the rental payments under the operating lease agreements as Selling and Store Operating Expenses in the Consolidated Statements of Earnings. The adoption of FIN 46 had no economic impact on the Company.

        Total rent expense, net of minor sublease income for fiscal 2004, 2003 and 2002 was $684 million, $570 million and $533 million, respectively. Certain store leases also provide for contingent rent payments based on percentages of sales in excess of specified minimums. Contingent rent expense for fiscal 2004, 2003 and 2002 was approximately $11 million, $7 million and $8 million, respectively. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company under the lease agreements.

        The approximate future minimum lease payments under capital and all other leases, including the off-balance sheet lease, at January 30, 2005, were as follows (in millions):

Fiscal Year	Capital Leases	Operating Leases
2005	$67	$660
2006	67	613
2007	67	566
2008	68	514
2009	67	464
Thereafter through 2045	772	5,113

	1,108	$7,930

Less imputed interest	757

Net present value of capital lease obligations	351
Less current installments	10

Long-term capital lease obligations, excluding current installments	$341

        Short-term and long-term obligations for capital leases are included in the accompanying Consolidated Balance Sheets in Other Accrued Expenses and Long-Term Debt, respectively. The assets under capital leases recorded in Property and Equipment, net of amortization, totaled $283 million and $263 million at January 30, 2005, and February 1, 2004, respectively.

6.     EMPLOYEE BENEFIT PLANS

        The Company maintains three active defined contribution retirement plans ("the Plans"). All associates satisfying certain service requirements are eligible to participate in the Plans. The Company makes cash contributions each payroll period up to specified percentages of associates' contributions as approved by the Board of Directors.

        The Company's contributions to the Plans were $114 million, $106 million and $99 million for fiscal 2004, 2003 and 2002, respectively. At January 30, 2005, the Plans held a total of 34 million shares of the Company's common stock in trust for plan participants.

        The Company also maintains a restoration plan to provide certain associates deferred compensation that they would have received under the Plans as a matching contribution if not for the maximum compensation limits under the Internal Revenue Code. The Company funds the restoration plan through contributions made to a grantor trust, which are then used to purchase shares of the Company's common stock in the open market. Compensation expense related to this plan for fiscal 2004, 2003 and 2002 was not material.

7.     BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES

        The reconciliation of basic to diluted weighted average common shares for fiscal 2004, 2003 and 2002 was as follows (amounts in millions):

	Fiscal Year Ended
	January 30, 2005	February 1, 2004	February 2, 2003
Weighted average common shares	2,207	2,283	2,336
Effect of potentially dilutive securities: Stock Plans	9	6	8

Diluted weighted average common shares	2,216	2,289	2,344

        Stock plans include shares granted under the Company's ESPPs and stock incentive plans, as well as shares issued for deferred compensation stock plans. Options to purchase 49.1 million, 67.9 million and 52.9 million shares of common stock at January 30, 2005, February 1, 2004 and February 2, 2003, respectively, were excluded from the computation of Diluted Earnings per Share because their effect would have been anti-dilutive.

8.     COMMITMENTS AND CONTINGENCIES

        At January 30, 2005, the Company was contingently liable for approximately $1.2 billion under outstanding letters of credit issued for certain business transactions, including insurance programs, trade and construction contracts. The Company's letters of credit are primarily performance-based and are not based on changes in variable components, a liability or an equity security of the other party.

        The Company is involved in litigation arising from the normal course of business. In management's opinion, this litigation is not expected to materially impact the Company's consolidated results of operations or financial condition.

9.     ACQUISITIONS

        The following acquisitions completed by the Company were all accounted for under the purchase method of accounting. Pro forma results of operations for fiscal 2004, 2003 and 2002 would not be materially different as a result of these acquisitions and therefore are not presented.

        In June 2004, the Company acquired all of the common stock of Home Mart Mexico, S.A. de C.V. ("Home Mart"), the second largest home improvement retailer in Mexico. The purchase of 20 Home Mart stores increased the total numbers of stores in Mexico to 44 as of the end of fiscal 2004. This acquisition was part of the Company's strategy to expand into new markets.

        In May 2004, the Company acquired all of the common stock of White Cap Industries, Inc. ("White Cap"), a leading distributor of specialty hardware, tools and materials to construction contractors. Since the Company's acquisition of White Cap, White Cap has completed three small additional acquisitions. These acquisitions were part of the Company's strategy to expand the Company's professional customer base with value-added products and services.

        In January 2004, the Company acquired substantially all of the assets of Creative Touch Interiors, a flooring installation company primarily servicing the production homebuilder industry.

        In December 2003, the Company acquired all of the common stock of Economy Maintenance Supply Company ("EMS") and all of the common stock of RMA Home Services, Inc. ("RMA"). EMS is a wholesale supplier of maintenance, repair and operating products. RMA is a replacement windows and siding installed services business. In October 2003, the Company acquired substantially all of the assets of Installed Products U.S.A., a roofing and fencing installed services business.

        In October 2002, the Company acquired substantially all of the assets of FloorWorks, Inc. and Arvada Hardwood Floor Company and all of the common stock of Floors, Inc., three flooring installation companies primarily servicing the production homebuilder industry. In June 2002, the Company acquired the assets of Maderería Del Norte, S.A. de C.V., a four-store chain of home improvement stores in Juarez, Mexico.

        The total aggregate purchase price for acquisitions in fiscal 2004, 2003 and 2002 was $729 million, $248 million and $202 million, respectively. Accordingly, the Company recorded Cost in Excess of the Fair Value of the Net Assets Acquired related to the acquisitions of $554 million, $231 million and $109 million for fiscal 2004, 2003 and 2002, respectively, in the accompanying Consolidated Balance Sheets.

10.   QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following is a summary of the quarterly consolidated results of operations for the fiscal years ended January 30, 2005 and February 1, 2004 (dollars in millions, except per share data):

	Net Sales	Increase (Decrease) in Comparable Store Sales(1)	Gross Profit	Net Earnings	Basic Earnings per Share	Diluted Earnings per Share
Fiscal Year Ended January 30, 2005:
First Quarter	$17,550	7.7%	$5,768	$1,098	$0.49	$0.49
Second Quarter	19,960	4.8%	6,661	1,545	0.70	0.70
Third Quarter	18,772	4.5%	6,252	1,317	0.60	0.60
Fourth Quarter	16,812	4.6%	5,749	1,041	0.48	0.47

Fiscal Year	$73,094	5.4%	$24,430	$5,001	$2.27	$2.26

Fiscal Year Ended February 1, 2004:
First Quarter	$15,104	(1.6)%	$4,829	$907	$0.40	$0.39
Second Quarter	17,989	2.2%	5,605	1,299	0.57	0.56
Third Quarter	16,598	7.8%	5,193	1,147	0.50	0.50
Fourth Quarter	15,125	7.6%	4,953	951	0.42	0.42

Fiscal Year	$64,816	3.8%	$20,580	$4,304	$1.88	$1.88

Note: The quarterly data may not sum to fiscal year totals due to rounding.

(1)
Includes net sales at locations open greater than 12 months, including relocated and remodeled stores, and net sales of all the subsidiaries of The Home Depot, Inc. Stores and subsidiaries become comparable on the Monday following their 365th day of operation. We believe comparable store sales is a meaningful measurement of our operating performance and is a common measurement of operating performance in the retail industry. This measurement is intended only as supplemental information, and is not a substitute for net sales or net earnings presented in accordance with generally accepted accounting principles.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

        The financial statements presented in this Annual Report have been prepared with integrity and objectivity and are the responsibility of the management of The Home Depot, Inc. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles and properly reflect certain estimates and judgments based upon the best available information.

        The financial statements of the Company have been audited by KPMG LLP, an independent registered public accounting firm. Their accompanying report is based upon an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

        The Audit Committee of the Board of Directors, consisting solely of outside directors, meets five times a year with the independent registered public accounting firm, the internal auditors and representatives of management to discuss auditing and financial reporting matters. In addition, a telephonic meeting is held prior to each quarterly earnings release. The Audit Committee retains the independent registered public accounting firm and regularly reviews the internal accounting controls, the activities of the independent registered public accounting firm and internal auditors and the financial condition of the Company. Both the Company's independent registered public accounting firm and the internal auditors have free access to the Audit Committee.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of January 30, 2005. Our management's assessment of the effectiveness of our internal control over financial reporting as of January 30, 2005 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

/s/ ROBERT L. NARDELLI Robert L. Nardelli Chairman, President & Chief Executive Officer	/s/ CAROL B. TOMÉ Carol B. Tomé Executive Vice President & Chief Financial Officer
/s/ KELLY H. BARRETT Kelly H. Barrett Vice President Corporate Controller

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Home Depot, Inc.:

        We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that The Home Depot, Inc. and subsidiaries maintained effective internal control over financial reporting as of January 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, management's assessment that The Home Depot, Inc. and subsidiaries maintained effective internal control over financial reporting as of January 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, The Home Depot, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of The Home Depot, Inc. and subsidiaries as of January 30, 2005 and February 1, 2004, and the related Consolidated Statements of Earnings, Stockholders' Equity and Comprehensive Income, and Cash Flows for each of the fiscal years in the three-year period ended January 30, 2005, and our report dated March 11, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP Atlanta, Georgia March 11, 2005

The Board of Directors and Stockholders
The Home Depot, Inc.:

        We have audited the accompanying Consolidated Balance Sheets of The Home Depot, Inc. and subsidiaries as of January 30, 2005 and February 1, 2004, and the related Consolidated Statements of Earnings, Stockholders' Equity and Comprehensive Income, and Cash Flows for each of the fiscal years in the three-year period ended January 30, 2005. These Consolidated Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of The Home Depot, Inc. and subsidiaries as of January 30, 2005 and February 1, 2004, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended January 30, 2005, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 1 to the Consolidated Financial Statements, effective February 3, 2003, the Company changed its method of accounting for cash consideration received from a vendor to conform to Emerging Issues Task Force No. 02-16 and adopted the fair value method of recording stock-based compensation expense in accordance with Statement of Financial Accounting Standards No. 123.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Home Depot, Inc. and subsidiaries' internal control over financial reporting as of January 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP Atlanta, Georgia March 11, 2005

10-YEAR SUMMARY OF FINANCIAL AND OPERATING RESULTS
The Home Depot, Inc. and Subsidiaries

	10-Year Compound Annual Growth Rate	2004	2003	2002	2001(1)	2000	1999	1998	1997	1996(1)	1995
amounts in millions, except where noted
STATEMENT OF EARNINGS DATA
Net sales	19.3%	$73,094	$64,816	$58,247	$53,553	$45,738	$38,434	$30,219	$24,156	$19,535	$15,470
Net sales increase (%)	—	12.8	11.3	8.8	17.1	19.0	27.2	25.1	23.7	26.3	24.0
Earnings before provision for income taxes	23.2	7,912	6,843	5,872	4,957	4,217	3,804	2,654	1,898	1,535	1,195
Net earnings	23.5	5,001	4,304	3,664	3,044	2,581	2,320	1,614	1,160	938	732
Net earnings increase (%)	—	16.2	17.5	20.4	17.9	11.3	43.7	31.9	23.7	28.2	21.0
Diluted earnings per share ($)(2)	22.8	2.26	1.88	1.56	1.29	1.10	1.00	0.71	0.52	0.43	0.34
Diluted earnings per share increase (%)	—	20.2	20.5	20.9	17.3	10.0	40.8	29.1	20.9	26.5	17.2
Diluted weighted average number of common shares	0.3	2,216	2,289	2,344	2,353	2,352	2,342	2,320	2,287	2,195	2,151
Gross margin—% of sales	—	33.4	31.8	31.1	30.2	29.9	29.7	28.5	28.1	27.8	27.7
Selling and store operating expense—% of sales	—	20.7	19.4	19.4	19.2	18.9	18.1	18.0	18.1	18.3	18.4
General and administrative expense—% of sales	—	1.9	1.8	1.7	1.7	1.8	1.7	1.7	1.7	1.7	1.7
Net interest income (expense)—% of sales	—	—	—	0.1	—	—	—	—	—	0.1	0.1
Earnings before provision for income taxes—% of sales	—	10.8	10.6	10.1	9.3	9.2	9.9	8.8	7.9	7.9	7.7
Net earnings—% of sales	—	6.8	6.6	6.3	5.7	5.6	6.0	5.3	4.8	4.8	4.7

BALANCE SHEET DATA AND FINANCIAL RATIOS
Total assets	21.0%	$38,907	$34,437	$30,011	$26,394	$21,385	$17,081	$13,465	$11,229	$9,342	$7,354
Working capital	14.8	3,661	3,774	3,882	3,860	3,392	2,734	2,076	2,004	1,867	1,255
Merchandise inventories	19.1	10,076	9,076	8,338	6,725	6,556	5,489	4,293	3,602	2,708	2,180
Net property and equipment	20.9	22,726	20,063	17,168	15,375	13,068	10,227	8,160	6,509	5,437	4,461
Long-term debt	8.1	2,148	856	1,321	1,250	1,545	750	1,566	1,303	1,247	720
Stockholders' equity	21.5	24,158	22,407	19,802	18,082	15,004	12,341	8,740	7,098	5,955	4,988
Book value per share ($)	20.7	11.06	9.93	8.38	7.71	6.46	5.36	3.95	3.23	2.75	2.32
Total debt-to-equity (%)	—	8.9	6.1	6.7	6.9	10.3	6.1	17.9	18.4	20.9	14.4
Current ratio	—	1.35:1	1.40:1	1.48:1	1.59:1	1.77:1	1.75:1	1.73:1	1.82:1	2.01:1	1.89:1
Inventory turnover	—	4.9x	5.0x	5.3x	5.4x	5.1x	5.4x	5.4x	5.4x	5.6x	5.5x
Return on invested capital (%)	—	21.5	20.4	18.8	18.3	19.6	22.5	19.3	16.1	16.3	16.3

STATEMENT OF CASH FLOWS DATA
Depreciation and amortization	26.1%	$1,319	$1,076	$903	$764	$601	$463	$373	$283	$232	$181
Capital expenditures(3)	12.5	3,948	3,508	2,749	3,393	3,574	2,618	2,094	1,464	1,248	1,308
Cash dividends per share ($)	26.9	0.325	0.26	0.21	0.17	0.16	0.11	0.08	0.06	0.05	0.04

STORE DATA(4)
Number of stores	18.7%	1,890	1,707	1,532	1,333	1,134	930	761	624	512	423
Square footage at fiscal year-end	19.1	201	183	166	146	123	100	81	66	54	44
Increase in square footage (%)	—	9.8	10.2	14.1	18.5	22.6	23.5	22.8	23.1	21.6	26.3
Average square footage per store (in thousands)	0.3	106	107	108	109	108	108	107	106	105	105

STORE SALES AND OTHER DATA
Comparable store sales increase (%)(5)(6)(7)	—	5.4	3.8	—	—	4	10	7	7	7	3
Weighted average weekly sales per operating store (in thousands)(4)	(0.5)%	$766	$763	$772	$812	$864	$876	$844	$829	$803	$787
Weighted average sales per square foot ($)(4)(5)	(0.7)	375	371	370	388	415	423	410	406	398	390
Number of customer transactions(4)	15.7	1,295	1,246	1,161	1,091	937	797	665	550	464	370
Average ticket ($)(4)	2.9	54.89	51.15	49.43	48.64	48.65	47.87	45.05	43.63	42.09	41.78
Number of associates at fiscal year-end	17.0	323,149	298,800	280,900	256,300	227,300	201,400	156,700	124,400	98,100	80,800

(1)
Fiscal years 2001 and 1996 include 53 weeks; all other fiscal years reported include 52 weeks.

(2)
Diluted earnings per share for fiscal 1997, excluding a $104 million non-recurring charge, were $0.55.

(3)
Excludes payments for businesses acquired (net, in millions) for fiscal years 2004 ($727), 2003 ($215), 2002 ($235), 2001 ($190), 2000 ($26), 1999 ($101), 1998 ($6) and 1997 ($61).

(4)
Excludes all subsidiaries operating under The Home Depot Supply brand (Apex Supply Company, Inc., The Home Depot Supply, Inc., Your Other Warehouse, LLC, White Cap Industries, Inc. and HD Builder Solutions Group, Inc.) since their inclusion may cause distortion of the data presented due to operational differences from the Company's retail stores. The total number of the excluded locations and their total number of locations and total square footage are immaterial to the Company's total number of locations and total square footage.

(5)
Adjusted to reflect the first 52 weeks of the 53-week fiscal years in 2001 and 1996.

(6)
Includes net sales at locations open greater than 12 months, including relocated and remodeled stores, and net sales of all the subsidiaries of The Home Depot,  Inc. Stores and subsidiaries become comparable on the Monday following their 365th day of operation. We believe comparable store sales is a meaningful measurement of our operating performance and is a common measurement of operating performance in the retail industry. This measurement is intended only as supplemental information, and is not a substitute for net sales or net earnings presented in accordance with generally accepted accounting principles.

(7)
Beginning in fiscal 2003, comparable store sales increases were reported to the nearest one-tenth of a percentage. Comparable store sales increases in fiscal years prior to 2003 were not adjusted to reflect this change.

CORPORATE AND STOCKHOLDER INFORMATION
The Home Depot, Inc. and Subsidiaries

STORE SUPPORT CENTER

The Home Depot, Inc.
2455 Paces Ferry Road, NW
Atlanta, GA 30339-4024
Telephone: (770) 433-8211

THE HOME DEPOT WEB SITE

www.homedepot.com

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3016
Telephone: (800) 577-0177
Internet address: www.equiserve.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

STOCK EXCHANGE LISTING

New York Stock Exchange
Trading symbol—HD

ANNUAL MEETING

        The Annual Meeting of Stockholders will be held at 10:00 a.m., Eastern Time, May 26, 2005, at the Philharmonic Center for the Arts in Naples, Florida.

NUMBER OF STOCKHOLDERS

        As of March 28, 2005, there were approximately 200,000 stockholders of record and approximately 2,200,000 individual stockholders holding stock under nominee security position listings.

DIVIDENDS DECLARED PER COMMON SHARE

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2004	$0.085	$0.085	$0.085	$0.100
Fiscal 2003	$0.060	$0.070	$0.070	$0.070

DIRECT STOCK PURCHASE/DIVIDEND REINVESTMENT PLAN

        New investors may make an initial investment, and stockholders of record may acquire additional shares, of The Home Depot, Inc.'s common stock through the Company's direct stock purchase and dividend reinvestment plan. Subject to certain requirements, initial cash investments, cash dividends and/or additional optional cash purchases may be invested through this plan.

        To obtain enrollment materials, including the prospectus, access The Home Depot web site, or call (877) HD-SHARE. For all other communications regarding these services, contact the Transfer Agent and Registrar.

FINANCIAL AND OTHER COMPANY INFORMATION

        Our Annual Report on Form 10-K for the fiscal year ended January 30, 2005 is available on our web site at www.homedepot.com under the Investor Relations section. In addition, financial reports, recent filings with the Securities and Exchange Commission, news releases and other Company information are available on The Home Depot web site.

        For a printed copy of Form 10-K (without exhibits), please contact:

  The Home Depot, Inc.
  Investor Relations
  2455 Paces Ferry Road, NW
  Atlanta, GA 30339-4024
  Telephone: (770) 384-4388

        The Home Depot, Inc. has included as exhibits to its Annual Report on Form 10-K for the fiscal year ended January 30, 2005 certificates of The Home Depot's Chief Executive Officer and Chief Financial Officer certifying the quality of The Home Depot's public disclosures. The Home Depot's Chief Executive Officer has also submitted to the New York Stock Exchange (NYSE) a certificate certifying that he is not aware of any violations by The Home Depot of the NYSE corporate governance listing standards.

QUARTERLY STOCK PRICE RANGE

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2004
High	$37.84	$36.30	$41.50	$44.30
Low	$35.01	$32.34	$32.39	$40.28

Fiscal 2003
High	$28.76	$34.72	$37.84	$37.89
Low	$20.18	$27.85	$30.10	$31.93

About this report

        Consistent with The Home Depot's commitment to the environment, this report was printed on paper that was manufactured in accordance with the Principles and Criteria of the Forest Stewardship Council (FSC). This certification ensures that the fiber from which the paper is manufactured comes partially from certified forests that are managed in a way that is socially beneficial, environmentally responsible and economically viable. The paper in this report contains at least 26% FSC-certified fiber and at least 20% post-consumer reclaimed fiber. The paper was also manufactured using wind generated electric power. The printing plant has been certified as an FSC-certified printer by SmartWood.

Concept and Design: www.crittgraham.com
Principal Photography: Mike Hemberger, Kim Steele
Other Photography: Jim Fitts, Brian Robbins, Michael Pugh
Printer: ACME Printing

QuickLinks

FINANCIAL REVIEW TABLE OF CONTENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
CONSOLIDATED STATEMENTS OF EARNINGS The Home Depot, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS The Home Depot, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME The Home Depot, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS The Home Depot, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS The Home Depot, Inc. and Subsidiaries
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
10-YEAR SUMMARY OF FINANCIAL AND OPERATING RESULTS The Home Depot, Inc. and Subsidiaries
CORPORATE AND STOCKHOLDER INFORMATION The Home Depot, Inc. and Subsidiaries